
06015979

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME JER Envirotech Int Corp.

*CURRENT ADDRESS ~~Suite~~ 130 - 13160 Vanier Place
Richmond, British Columbia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 16 2006
THOMSON
FINANCIAL

FILE NO. 82- 35002 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 8/14/06


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C.
209
SECTION

FILING STATEMENT

OF

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

PREPARED IN CONNECTION WITH THE
REVERSE TAKE-OVER OF

J.E.R. ENVIROTECH LTD.

Dated September 14, 2004

Table of Contents

PART 1. DISCLOSURE OF TARGET ASSETS, RTO AND RESULTING ISSUER

This Filing Statement provides disclosure on the proposed acquisition by Consolidated Kronofusion Technologies, Inc. (the "Issuer") of J.E.R. Envirotech Ltd. ("JER"), including business and financial information on JER.

JER is in the business of manufacturing and marketing proprietary wood-plastic composite ("WPC") compounds manufactured using waste wood and recycled poly-propylene plastic. The compounds were developed under a research collaboration agreement with the National Research Council of Canada (the "NRC"), and are the subject of patent applications filed in Canada and the United States. The compounds can be applied to a variety of uses, however JER is focussing its marketing efforts on the automotive industry and the construction industry. JER is a development stage company and to date has earned only limited revenues from sales of its compounds. JER has limited its marketing efforts to date due to limited production capacity, and is seeking capital to expand its production capacity and operations.

The acquisition of JER will constitute a reverse take-over ("RTO") transaction under the policies of the TSX Venture Exchange. On closing of the transaction the sole business of the Issuer will be that of JER. Part 1 of this Filing Statement provides a summary of the RTO and related transactions.

Summary of Material Changes

The Issuer entered into a letter of intent dated March 15, 2004 with JER for the purchase of all of the issued and outstanding shares of JER (the "JER Shares"). The letter of intent was formalized by a definitive share purchase agreement dated June 2, 2004 (the "Agreement") which added certain key shareholders of JER as parties. The Agreement provides that the Issuer will issue 9,450,668 of its post-consolidated common shares (the "Issuer Shares") at a deemed price of $0.36 per share in exchange for the JER Shares. The Issuer Shares will be issued as Surplus Securities and as a consequence Issuer Shares held by directors, officers and other principals of the Issuer on closing of the transaction will be placed in escrow and released periodically over six years in accordance with the Surplus Security Escrow Agreement prescribed by the Exchange.

The Agreement also contemplates the following concurrent transactions in connection with the acquisition of the JER Shares:

- the consolidation of the Issuer's issued and outstanding shares on a two old shares for each new share basis;

- a change of the Issuer's name to JER Envirotech International Corp.;

- a private placement of up to 1,766,666 units (the "Units") at a price of $0.60 per unit for proceeds of up to $1,060,000 (the "Private Placement"). Each unit will consist of a post-consolidated share and a warrant, each warrant being exerciseable to acquire an additional post-consolidated share for a period of two years, at an exercise price of $0.70 in the first year and $0.90 in the second year. As at the date hereof, the Issuer has received subscriptions for a total of $1,051,199 pursuant to the Private Placement and has closed the offering books;

- advances by the Issuer to JER of up to $300,000 by way of a loan secured against the assets of JER, of which $150,000 has been advanced to the Company as at the date hereof;

- the allotment and reserve for issuance of 3,500,000 shares to the founding shareholders of JER participating in the transaction, to be released over six years and issued by the Issuer upon achieving certain business milestones; and

- the payment of a finders fee of 422,108 post-consolidation common shares.

The Agreement provides that the closing of the transactions is subject to the following conditions, among other conditions:

- Shareholder approval of the share exchange to be obtained by the written consent of shareholders holding at least a majority of the voting shares of the Issuer;

- Shareholder approval of the share consolidation, name change and implementation of a stock option plan. This shareholder approval was obtained at the annual general meeting of the Issuer held on May 25, 2004, and accordingly this condition has been met;

- Closing of the Private Placement; and

- Acceptance for filing of the various transactions by the Exchange.

Take-over terms and conditions

The Issuer will issue a total of 9,450,668 Issuer Shares to the shareholders of JER in exchange for the JER Shares. The Issuer's shares will be issued at a deemed price of $0.36 per share on a post-consolidated basis for a total deemed purchase price for the JER Shares of $3,402,240. JER has a total of 40 shareholders, of which seven principal shareholders hold 87% of the JER Shares. The remaining 33 shareholders acquired their shares by way of private placement in JER at a price of $0.34 (US$0.25) per share, which completed on June 2, 2004. The Issuer Shares issued to principal shareholders of JER will be placed in escrow pursuant to a Surplus Escrow Agreement and released from escrow over six years. In addition all Issuer Shares issued in exchange for the JER Shares will be subject to a four month hold period under Canadian securities laws, commencing from the date of closing of the RTO.

JER is a company incorporated in British Columbia with an address for business at 130 - 13160 Vanier Place, Richmond, British Columbia. JER is in the business of manufacturing wood-plastic composite (WPC) compounds and products made from the compounds. On closing of the acquisition, the business of JER will be the sole business of the Issuer and the Issuer will change its name to JER Envirotech International Corp.

The transaction will constitute a Reverse-Takeover under the policies of the Exchange. Canaccord Capital Corporation has been engaged to act as sponsor, pursuant to the sponsorship requirements of the policies of the Exchange. The sponsor conducts certain due diligence investigations on the business of JER and proposed transactions in order to determine suitability for listing, and provides the Exchange with a final sponsorship report prior to closing of the transaction..

Trading in the shares of the Issuer was halted on March 11, 2004 upon announcement of the transaction. In accordance with the policies of the Exchange, trading in the shares remained halted until July 7, 2004 in order to permit the sponsor to file a sponsorship acknowledgement form with the Exchange, and to permit the Exchange to conduct background reviews on the newly elected directors and officers.

In connection with the Reverse Take-over, the Issuer has received subscriptions for 1,751,998 Units offered in the Private Placement, for total proceeds of $1,051,199. The Issuer will pay cash finders fees and commissions totalling $58,744 in exchange for services rendered in connection with the private placement.

The Issuer will also reserve an additional 3,500,000 shares of the Issuer (the "Earn-out Shares") for issuance at a deemed price of $0.36 per share. The Earn-out Shares will be released over six years to existing management of JER on achieving certain revenue milestones (for more information see "Earn-out Shares" under Part 6 below at page 39).

In connection with the acquisition of JER, the Issuer has also agreed to pay a finder's fee to Mr. Bijay Singh of Surrey, B.C., in the amount of 422,108 post-consolidated common shares.

Including the shares issued on the share exchange, the private placement and the finder's fee, as well as additional finder's fee and bonus share issuances related to the transaction, on completion of the transaction the Issuer will have a total of 15,140,673post-consolidated common shares issued and outstanding, of which the current shareholders of JER will hold 61.19% prior to the exercise of any outstanding warrants or options, or the issuance of any Earn-out Shares, finder's fee shares or bonus shares. On closing of the transaction, there will be a total of 1,440,125 incentive stock options issued of which the issuance of 970,000 options are subject to prior Exchange acceptance, as well as 3,500,000 Earn-out Shares reserved for issuance, and 1,751,998 share purchase warrants outstanding from the Private Placement. Accordingly, assuming the exercise of all options and warrants, and the issuance of the Earn-out Shares, on closing of the Reverse Take-over the fully diluted issued and outstanding will be 22,122,208post-consolidated common shares. (See "Fully Diluted Share Capital" under Part 3 below at page 30).

In connection with the proposed transaction, at the annual general meeting of shareholders of the Issuer held on May 25, 2004, shareholders elected a board of directors comprised of three directors nominated by the shareholders of JER, and three directors nominated by the current management of the Issuer. The following individuals now comprise the board of directors of the Issuer: Rafael A. Diego, Julio Macaraig II, William Crostic, Peeyush Varshney, Praveen Varshney and Sokhie Puar. Subsequent to the meeting, the new board appointed Rafael A. Diego as President and Chief Executive Officer, Peeyush Varshney as Corporate Secretary, and Praveen Varshney as Chief Financial Officer. (For more information see Part 4 "Directors, Officers, Promoters, etc.." below at page 31).

Pending completion of the transaction, the Issuer has agreed to advance up to $300,000 to JER as a non-interest bearing loan, in installments of $50,000, subject to obtaining the prior acceptance of the Exchange. The first four installments have been paid, with the balance payable in monthly installments pending the completion of the Reverse Take-over. The loan is secured against the assets of JER and becomes repayable upon termination of the transaction.

Concurrent with the closing of the transaction, the Issuer will also adopt a stock option plan reserving 10% of the issued and outstanding shares on a rolling basis, for grants of options to employees, management and consultants of the resulting company. (For more information see Part 5 "Options to Purchase Securities" below at page 36).

Closing of the Reverse Take-over and related transactions is subject to the prior acceptance of the Exchange and majority shareholder approval by written consent.

Summary of Assets & Business being acquired

JER holds the world-wide rights to produce, market and otherwise utilize 42 wood-plastic composite (WPC) formulations. The formulations were co-developed by JER and the National Research Council of Canada (NRC). The NRC filed patent applications in Canada and the United States in respect of the WPC formulations and retains the proprietary rights to the formulations. By way of license agreement, the NRC granted JER the right to commercialize and otherwise make use of the formulations in exchange for certain license fees and royalties payable to the NRC. The license agreement expires upon the expiry of the patents filed by the NRC.

The WPC compounds derived from the formulations are produced using sawdust, a by-product of the wood industry, and recycled polypropylene. The compounds were formulated as part of a collaboration project undertaken by the NRC for the purpose of seeking plastics alternatives that would increase the amount of recycled materials used in various applications including the manufacture of automobiles. The compounds produced using the formulations can be applied to a number of different industries. In particular, JER has also identified the construction industry as a key target market. Due to environmental and supply pressures, both the automobile and construction markets are moving towards greater use of WPC materials as substitutes for traditional wood or plastic products.

JER believes its products are unique in that the formulations have properties that are not commonly found in other WPC products. In addition JER's compounds are produced using sawdust and recycled plastics. JER's products manufactured from the compounds can be further recycled up to four additional times, making JER's compound desirable to manufacturers seeking products that are consistent with environmental objectives.

JER has commenced production of its WPC compounds using Onaga Composites of Onaga, Kansas as its production partner. JER has also commenced production of a limited run of WPC panel-boards manufactured by Celco Industries of Surrey, B.C. JER has concluded test sales of the compound including to IPL Inc., a key supplier of plastic components used in Ford Motor Company brand vehicles. JER has also received a purchase order from the Philippines for its wallboard, which was postponed due to the need to apply for a reclassification of product in determining applicable import tariffs. JER is also negotiating for sales of its wallboards within Canada and the United States.

In general, sales and marketing of the various compounds have been conducted on a limited basis pending the availability of production resources including manufacturing equipment and funding of raw material supply and inventory. On closing of the Reverse Take-over, JER will have access to the Issuer's funds which would provide JER with the ability to increase marketing and sales efforts, as well as assist with funding production of its production facility being established in Delta, B.C.

As part of its strategy to establish in-house production of WPC compound at various strategic geographical locations, JER has signed two joint venture agreements for the establishment of production facilities to be located in Delta, British Columbia and Ludhiana, India. The first agreement is with PGCO Investments Ltd. ("PGCO"), pursuant to which the parties incorporated a joint venture company with the name JER Manufacturing B.C. Ltd. ("JER Manufacturing") in which JER is a 75% equity holder and PGCO a 25% equity holder. Funding of $550,000 has been received from PGCO by JER Manufacturing, with a further $100,000 expected September of 2004 in connection with the completion of the purchase of production machinery. The proceeds of the funding of JER Manufacturing will be applied towards the purchase of production equipment and operations of the joint venture subsidiary. JER Manufacturing is expected to commence production in October of 2004, while the India joint-venture is scheduled to commence production in mid 2005. In addition to the two joint venture agreements described above, JER has also signed a memorandum of understanding for the establishment of a joint-venture production

facility in the Philippines. The Philippines production facility is also scheduled to commence production in mid 2005. The Philippine joint venture production facility is expected to be funded entirely by JER's joint venture partner.

Available Funds

The Issuer's available funds as at July 31, 2004, consolidated with the funds of JER, and the available funds of the joint venture subsidiary, are summarized in the following table:

Description	Amount ($)
Issuer's working capital	166,875
JER's working capital	93,626
Subscriptions Received[(1)]	557,700
Subscriptions Receivable[(1)]	493,499
SUBTOTAL	**1,311,700**
JER Manufacturing available cash[(2)]	389,152
JER Manufacturing cash receivable[(2)]	100,000
SUBTOTAL	**489,152**
PRO-FORMA CONSOLIDATED TOTAL	**1,800,852**

(1) Proceeds of subscriptions received and receivable are on account of the Private Placement which will close concurrently with the closing of the RTO. Accordingly the proceeds will only be available for use by Issuer upon closing of the RTO, which is subject to the prior acceptance of the Exchange.

(2) These funds were received or are receivable by JER Manufacturing from PGCO pursuant to the terms of a Joint Venture Agreement providing for a total $650,000 initial investment by PGCO. The funds are allocated towards the purchase of equipment and to the operations of the joint venture subsidiary. JER holds a 75% equity interest in JER Manufacturing and PGCO holds the remaining 25%.

Principal Purposes for Available Funds

The available funds described in the above table will be applied to the principal purposes summarized in the following table. The Issuer will spend the funds available to it on the completion of the RTO to further its stated business objectives set out in Part 2 - "Business of Resulting Issuer". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Issuer to achieve its stated business objectives.

Description of Use of Funds	Amount ($)
Issuer & JER	
General and Administrative[(1)]	526,000
Supply of Raw Material for Production	50,000
Balance of Professional fees for RTO	30,000
Balance of Sponsor Fees and Legal	28,000
Finders Fees for Private Placement	58,744
Transfers to JER Manufacturing Operations	488,956
Regulatory Filing Fees	18,000
Unallocated Working Capital	112,000
TOTAL	**1,311,700**

JER Manufacturing	
Production Machinery Acquisition/Payments	505,000[(2)]
Premises Improvements	25,000
Premises Lease	133,444
General and Administrative[(1)]	202,104
Working Capital	112,560
TOTAL	**978,108[(3)]**

(1) For a detailed breakdown of general and administrative expenses see "Administration" under Part 2 herein.
(2) This amount represents an estimated down-payment of $325,000 and monthly lease payments of $15,000 for the first 12 months. This amount may be reduced and reapplied pending generation of revenues from sale of compound and panel-boards.
(3) Includes a transfer from the Issuer to JER Manufacturing in the amount of $488,956 to be applied to the operations of JER Manufacturing and to equipment lease costs.

PART 2 - BUSINESS OF THE RESULTING ISSUER

Description and general development of the Business of JER

On closing of the RTO, the Issuer's sole business operations will be that of JER. The relevant history of the development of JER's business is described below. See also Part 3 "Corporate Information", below for additional background on JER.

In January of 2001, JER entered into a Research Collaboration Agreement dated January 25, 2001with the National Research Council of Canada (NRC). The research project was conceptualized to develop and commercialize a high quality WPC product manufactured using raw recycled and recyclable materials for use by various industries including the construction and automotive industry. The research utilized sawdust from saw mills in British Columbia and recycled polypropylene plastic. Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's WPC compounds to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's WPC compounds.

Under the agreement the NRC and collaboration partners contributed $1,167,000 in cash and equipment to the research and co-development of the WPC compounds over a period of two years. The NRC retained all proprietary rights to the WPC formulations, and on July 11, 2003 filed patent applications in the United States and Canada over the know-how and technology involved in the production of the WPC compounds.

Pursuant to a Technology License Agreement dated June 3, 2003, the NRC granted JER the worldwide rights to produce and commercialize the WPC compounds and any products derived from the use of such compounds. The license agreement authorizes JER to produce and commercialize the WPC compounds primarily for applications in the construction and automotive plastics industry. The agreement expires upon the expiry of the patents filed by the NRC. Pursuant to the license agreement JER has agreed to make the following payments to the NRC:

- A one time payment of $10,000 on commencement of commercial production of WPC, which has been paid.

- Royalties of 3% on all sales by JER of WPC compound and products derived therefrom.

- Royalties of 33.33% of revenues received by JER from sub-licensing the technology.

- A minimum annual royalty of $5,000 in the first year, and $10,000 in every subsequent year, due on December 31 of each contract year. The minimum annual royalty is credited towards the payment of royalties from sales.

In order to maintain the license agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom. JER is permitted to enter into any number of sub-license agreements for this purpose.

JER is presently in the process of implementing a business strategy that requires the installation of production facilities at various geographical locations, in conjunction with marketing efforts in the related markets. To date JER has outsourced production of its compound and panel boards as necessary to meet demand by various industries to test JER's WPC compound for manufacturing suitability, as well as to meet initial sales orders for WPC compound and JER's panel boards. Funding of its initial production and marketing efforts was raised by way of private placement of JER's common shares, for gross proceeds of US$300,000. Subsequent funding totaling $200,000 has been provided as at August 20, 2004 by way of secured loans from the Issuer pursuant to the terms of the Agreement with JER.

Marketing and sales initiatives have been limited to preliminary and test sales for two primary reasons. First, JER requires capital to establish the in-house production capacity necessary to commit to large scale orders of compound or panel boards. Based on JER's initial marketing and sales efforts, management of JER have determined that the ability to commit to delivery of product due to the higher cost and capacity limitations of the current outsourced production, is the immediate limiting factor of JER's ability to grow over the next twelve months. Current outsourced capacity is 66,000 pounds of compound per month. JER business plan contemplates an initial in-house production line with a capacity of approximately 800,000 pounds of compound per month. Second, JER requires capital to promote broad market awareness of the existence and benefits of the unique poly-propylene based WPC compound and related products. Accordingly, access to capital required to remove the limitations on JER's production and marketing strategy was a key factor in JER agreeing to enter into the Reverse Take-over transaction with the Issuer.

JER is addressing the first factor described above by seeking joint venture partnerships to fund the establishment of production facilities at key geographic locations. JER has entered into two joint venture agreements for the establishment of production facilities to be located in Delta, British Columbia, and in Ludhiana, India. In particular, JER executed a joint-venture agreement dated June 29, 2004, (the "Delta JV Agreement") with PGCO Investments Ltd. an investment group of Surrey, British Columbia, and JER Manufacturing a joint-venture company incorporated under the laws of British Columbia. Pursuant to the terms of the Delta JV Agreement, JER will hold a 75% equity interest in JER Manufacturing and PGCO will hold the remaining 25% equity interest. The directors of JER Manufacturing are Rafael A. Diego, Julio M. Macaraig II, Bijay Singh and Paul Mohinder Saini. The principal shareholders of PGCO are Messrs. Gurdev Singh Gill, Abnash Jit Singh Grewal and Paul Mohinder Saini. PGCO is an investment group only, and their board representation is not expected to affect the day to day operations of JER Manufacturing, which will be controlled primarily by JER.

Under the Delta JV Agreement JER will provide JER Manufacturing with the rights to manufacture and supply JER's WPC compounds and products derived from the compounds for the exclusive benefit of JER, while PGCO will provide initial funding of $650,000 to be applied towards the acquisition of manufacturing equipment and the commencement of production operations. As at September 10, 2004,

PGCO has funded a total of $550,000 in cash to JER Manufacturing, with the balance of $100,000 expected in September of 2004.

JER has negotiated the terms of an offer to lease which have been settled and the formal lease in connection with JER's Delta, B.C. production premises is pending finalization by the landlord. JER has also sourced production line machinery from the Kentucky office of Berstorff, a German based injection moulding and extrusion equipment manufacturer. The machinery will equip a single production line capable of producing 1,500 pounds per hour of WPC compound at various specifications and panel-boards. The installation of the production line machinery at the Delta facility is expected to occur in September of 2004, with production of compound and panel-boards expected to commence in October of 2004. Further funding under the terms of the Delta JV Agreement is to be provided pro-rata by the parties. The agreement also provides PGCO with a right of first refusal to finance the purchase of a second production line.

Under the Delta JV Agreement, the $650,000 funding will be repaid to PGCO from revenues generated by operations of the Delta production facility before distribution of profits to the joint venture partners. In addition, Messrs. Sokhie Puar and Bijay Singh, being directors of JER and PGCO respectively, have each agreed to make available as security for repayment of the funding, 500,000 post-consolidated shares of the Issuer on closing of the RTO. As consideration for providing security, the Issuer has agreed to issue 135,714 post-consolidated shares to each of Messrs. Puar and Singh on closing of the RTO. In addition, the Issuer has agreed to pay a finder's fee of 117,188 shares to Mr. Beldev S. Grewal in connection with securing the investment by PGCO in JER Manufacturing.

JER has also entered into a joint-venture agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. of Ludhiana, India and provides for the establishment of a WPC production facility in India. Master Trust is a merchant banking company based in Ludhiana, India, with subsidiaries and associated concerns that are members of the National Stock Exchange (NSE), Over the Counter Exchange of India (OTCEI), Ludhiana Stock Exchange (LSE) and Delhi Stock Exchanges (DSE). Master Trust has offices in five locations in India. Master Trust also conducts investment activities in real estate and industrial ventures.

Pursuant to the terms of the India JV Agreement, JER will provide the manufacturing rights to manufacture and supply JER's WPC compounds or products derived from the compounds for the exclusive benefit of JER, while Master Trust will provide business know-how to incorporate a JV company, establish a production facility and develop distribution and sales of WPC compound and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of JER and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition JER will hold 60,000 non-voting shares, bringing JER's total equity interest to 51% of the JV company. JER will initially focus on establishing its Delta location, and accordingly the India location is scheduled to commence production in mid 2005. The available funds described under "Principal Purposes of Available Funds" on Page 8 of Part 1 above, are not allocated to the India joint venture. Funding of JER's capital contribution will be made from funds available at the time at which the parties agree to make such contribution, and will require either JER obtaining further funding by way of financing, or the generation of sufficient revenue from operations. There is a risk that sufficient funding may not be available on terms acceptable to JER or at all.

The memorandum of understanding with respect to the Philippine location was signed on July 16, 2004 with a Philippines based investor on behalf of a group of investors. The memorandum provides that JER will provide manufacturing rights, technology and expertise to the joint venture company in exchange for

a 60% ownership interest, and the investor will provide initial funding for equipment and operations. The memorandum of understanding is effective until August 15, 2004, but has been verbally extended by the parties pending the negotiation of a definitive agreement to formalize the relationship.

JER is also considering the establishment of a company controlled production facility in the Philippines. Management of JER have familiarity and experience with the market for industrial coatings in the Philippines, and based on such experience, as well as a preliminary purchase order for WPC panel boards from a Philippines distributor, believe that such experience could be applied to market and sell JER's products to the Philippine market.

In addition, JER is considering possibilities for the acquisition of an existing production facility located within the United States, including existing customer base and distribution channels. Any such acquisition could be funded by share issuance following the completion of the Reverse Take-over. There is no guarantee that JER will be successful at consummating any such acquisition. Acquisitions funded by way of share issuance are subject to Exchange review and acceptance.

The WPC Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics are plastics that can be melted and reused, and are found in many common household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products.

All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages, including recyclability, and unlike PVC does not leach chlorine. PP results in a more durable, stronger and flexible plastic that PVC or PE. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s (Principia Partners, 2003). WPC's have been in use in Europe in the automotive industry since the last few decades, however the formulation of improved new composites due to technological advances, combined with environmental pressures, are creating a recent increase in demand for composites with better structural and environmental properties.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, including compliance with building code requirements, provide greater strength and less environmental concerns than PVC.

There are a few larger companies that have conducted research and development in the use of recycled materials in the production of WPC, including Daimler-Benz of Germany, Wood Composites Technology (USA) and others. However the difficulty in working with wood and polypropylene has generally meant poor physical, chemical and mechanical properties of the resulting WPC, and low grade end products that are cheaply sold.

Despite growth in the use of WPC in certain markets, in terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic, and metal. JER is presently working with Intertech Engineering of New Westminster, B.C. to test, as well as to develop new testing standards, for its WPC panel boards and will work with other testing agencies as required. In the meantime, JER has a limited number of test results to point to that allow plastics companies and construction suppliers to compare the properties of JER products to other alternatives.

Products

JER has co-developed a number of environmentally efficient wood-plastic composite formulations intended for automotive parts and construction applications. These markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that result in lighter and more durable products than other plastic or wood products currently used. JER's products address the needs of these markets by providing a high quality WPC compound made from recycled polypropylene and saw-dust. The proprietary formulations and processing techniques results in JER's products having high quality physical, chemical and mechanical properties that enables the compound to be used in applications requiring a high grade plastics alternative. JER's products offer the advantages of polypropylene, with the added environmental benefit of using recycled plastic and waste wood. The use of saw dust also significantly reduces weight when compared to PP only products, allowing products manufactured from JER's compound to be practical for applications in the construction industry.

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, such as in Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation was designed to exceed the existing specifications for the automotive industry for injection-moulded auto parts. WPC compounds create auto parts that are stronger and lighter alternatives to current moulded plastics. The compound has markets worldwide in the automobile and construction industry, and the Company will exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for its compound or panel-boards in both the automotive and construction markets, being all its key markets. At this time, the company's productive capacity is the primary limiting factor to growth.

JER may also sell raw WPC material compounds in pellet form to manufacturers, who could then use the compound for injection moulding, thermal moulding or extrusion to produce products to suit their specific applications.

Test Marketing and Production of JER's WPC Compound and Panel-Board

Subsequent to acquiring the license grant from the NRC, management of JER conducted test marketing and preliminary sales of the WPC compounds as well as panel-boards made from the compound, to a number of participants in the construction and automotive markets. These industry participants include, among others, manufacturers of plastic parts supplied to Ford Motor Company and General Motors, as well as an injection moulding company, a countertop and decking manufacturing company, and a construction retailer in the Philippines.

In support of these marketing efforts, JER established preliminary production of WPC compounds. Production of the WPC compounds to date has been outsourced to Onaga Composites of Onaga, Kansas, a firm with a track-record of being a leading innovator and manufacturer of WPC compounds and

products in the United States. Production requires inputs of primarily waste sawdust and recycled poly-propylene plastic, sourced from suppliers located in the State of Georgia.

As a result of the relationship with Onaga Composites, the Issuer invited Mr. William Crostic, General Manager of Onaga Composites, to sit on the Issuer's board of directors, which resulted in Mr. Crostic being elected to this position at the Issuer's annual shareholder meeting held on May 25, 2004. Mr. Crostic brings technological and production expertise in the composite plastics industry, to the Issuer and JER, and complements the marketing and product development expertise of the other members of the board of directors.

As at July 2, 2004, JER's production of WPC compound totaled approximately 48,500 kilograms. Production of WPC compound has been used by JER to supply test samples of raw compound to various potential purchasers, as well as to manufacture panel-boards. As noted above, test sales of the WPC compound has been made to the automotive industry. In particular, IPL Inc. of Montreal, Quebec has purchased 5,000 kilograms of compound in order to conduct testing for manufacturing suitability. IPL Inc. manufactures automobile parts for Ford Motor Company. Initial testing of JER's compound as an alternative to current plastics used by IPL completed in June of 2004, with positive results. IPL and JER have engaged in further discussions regarding pricing, production capacity and control, which has resulted in a proposal to initially purchase 30,000 kilograms per month of WPC compound manufactured at JER's Delta location, with a possible increase to 3 million kilograms per month thereafter if pricing, product performance and supply control criteria are satisfied. JER is also in discussions with other plastics industry participants in the automotive industry and other industries, which are either preliminary in nature or subject to testing the compound for suitability.

In addition to sales of raw compound, JER is actively pursuing preliminary sales of its WPC panel-boards to the construction industry. Panel-boards can be used for a number of construction applications, including a plywood alternative, wall-boards, flooring substrate, decking, a countertop alternative and in a number of similar applications. JER outsources manufacturing of the panel-boards to Celco Plastics Ltd. of Surrey, British Columbia. The panel boards are manufactured by Celco using sheet line machinery owned by JER, which produces panel-boards that are 16 inches wide by 8 feet long with a thickness of either 3 or 5 millimetres.

As at July 2, 2004 a total of 2300 panel boards have been manufactured for JER by Celco. The bulk of the manufactured panel-boards were intended to fill a purchase order by ADP Design Group, a construction materials distributor based in Manila, Philippines. Delivery of the panel-boards to ADP was delayed due to higher than expected import duties imposed by the government of the Philippines. As a consequence JER is in the process of negotiating for the sale of these boards and additional panel boards within North America, including to B.C. Building Commission. In connection with North American sales, JER has engaged an engineering firm to test the product for suitability for various applications, and sales of the panel-boards are expected to commence upon completion of the testing.

Sales of compound and panel-boards are expected to be made on a 60 to 90 day payment basis, as is customary in the construction industry. Accordingly, JER will need to fund initial production internally for the period of the initial 60-90 day sales cycle, and thereafter will need to fund increases in production to cover purchase orders until sales revenues are received in payment against the purchase orders.

Raw materials used in the production of JER's WPC compounds are available from a number of sources. The initial test production for compound used raw material sourced from a sawdust supplier located in Langley, British Columbia, and suppliers of recycled polypropylene in Surrey, British Columbia and Montreal, Quebec. Subsequent production of compound at the Issuer's outsourced production location in Onaga, Kansas, purchased sawdust and polypropylene from sources in the State of Georgia. Upon the

establishment of a production facility in Delta, British Columbia, JER will source both sawdust and polypropylene from local suppliers.

The outsourced production facility in Onaga, Kansas, presently has an allocated capacity of 66,000 pounds of compound per month. The Delta production facility will remove the need to outsource production, and will be capable of generating approximately 800,000 pounds of compound per month based on a single production line. The production line will also have the capability of extruding the compound to manufacture WPC panel-boards, thereby eliminating the need to outsource production of panel-boards. In addition, outsourced production of panel-boards results in boards that are 16 inches wide, whereas the Delta facility will be capable of producing boards that are 4 feet wide, being consistent with the dimensions typical of plywood boards.

Market for JER's WPC Products

JER is initially targeting the automotive parts industry in North America, as well as the construction industry in North America and Asia as initial target markets for its WPC compound and panel boards.

The automotive parts industry was a primary target in connection with the NRC's research collaboration on the development of the WPC compounds. Pressure on the automotive industry to use a greater percentage of recycled parts and parts that are otherwise more "environmentally friendly", suggests an opportunity exists for JER's compounds in this industry. In particular, the use of recycled and waste materials, combined with the light weight, recylability and durability of JER's WPC compounds would suggest a fit with the automotive industry. The ability to utilize JER's WPC compounds to manufacture plastic based automotive parts in accordance with the specifications of the automotive industry was tested by IPL with positive results. This has resulted in a proposal to supply an initial 30,000 kilograms per month of WPC compound to IPL. JER is pursuing further discussions with IPL and other automotive parts suppliers as a key part to its strategy.

In addition to the automotive industry, the properties of JER's WPC compounds are suited to various applications in the construction industry, including as a decking material, counter-top material, flooring substrate and as a substitute for ply-wood. JER has established that the compound can be extruded to form a panel-board that can be used as a substitute for ply-wood. Production of JER's panel boards has been ongoing on a limited basis in order to establish an initial market for the product. Initially, it was expected that a distributor in the Philippines would be the primary purchaser of the manufactured panel boards, however as noted above, unexpectedly high import duties limited JER's ability to ship product to the Philippines. JER accordingly shifted its focus to the local market and to establishing in-house production of compound and panel-boards to support anticipated demand from the local market.

The Philippines, however remains a target market, being a market that management of JER have significant familiarity with. However penetration of the Philippines market will be a secondary objective, pending the establishment of a production facility located within that country. The Issuer has however entered into a memorandum of understanding to establish a joint venture with an investor located in the Philippines. Under the terms of the joint venture proposal, JER will own 60% of the venture, and the investor will own the remaining 40%. The establishment of a production facility in the Philippines is presently scheduled for mid-2005.

In general, Asia is a target market for WPC based construction products. JER intends to increase sales and marketing to the Asian marketplace following the establishment of production and sales in North America. In many areas of Asia, construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, and can deteriorate quickly under certain conditions. In addition, plywood uses new wood and

formaldehyde, which are not considered "environmentally friendly" products. Environmental concerns in Asia over logging of forests are placing increasing pressure on the construction industry to find alternatives to new-wood products. Plywood is becoming increasingly more expensive, whereas JER's panel-boards are expected to be priced competitively with plywood. In addition, the high population of many Asian countries, combined with increasing per capita wealth has resulted in a housing boom in various Asian countries.

Emphasis on sales and marketing in the Asian marketplace is expected to occur in the Spring of 2005.

Marketing

JER's marketing activities to date have been designed to establish the existence of a market and develop market awareness and interest in the product. This has been accomplished primarily through the efforts of management of JER and the Issuer by directly contacting various participants in the target markets, providing samples of compound and panel board, and confirming expressions of interest that can subsequently be turned into sales. Raising awareness of the unique properties of JER's WPC compounds combined with the product's environmental benefits in using recycled and waste inputs, are part of marketing strategy.

Due to the limitations on production facilities, an aggressive sales and marketing initiative would not be useful until adequate production facilities are established. Upon the establishment of the initial production facility in Delta, British Columbia, JER will engage in various marketing initiatives in North America and Asia, some of which are customary to the construction industry, such as trade shows for the plastics and construction industry, the distribution of product samples, public relations, corporate brochures and website, and developing consistent and recognizable branding. In addition, JER expects to benefit from various industry contacts in both North America and Asia that management of JER and the Issuer have developed. For example, the familiarity and past experience of JER's management with the Philippines resulted in a purchase order for up to 150,000 panel-boards per year, prior to establishing production capacity.

Competition

JER's products are unique. In particular, a unique utilization and combination of additives in the creation of the WPC formulations provides JER with a technological advantage over companies seeking to produce similar PP based products. These additives allow for the required bonding of PP and wood fibre, something that to date has been difficult to achieve. While other formulations utilize PP, these formulations do not allow for an end product with the hardness and utility that, for example, JER's panel board has achieved and have generally resulted in an inferior product with limited applications. JER's entire group of formulations including the panel board formulation, is also superior to other WPCs due to JER's utilization of PP instead of PVC or PE.

The proprietary process required to produce the WPC formulas took approximately two years and over $1.16 million to develop. The technology is protected by patent applications filed by the NRC in Canada and in the United States. This presents a barrier to entry for companies that do not wish to engage in patent protection litigation.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using JER's WPC technology. JER's use of PP in their raw material compounds and its unique and proprietary manufacturing expertise allow for the extrusion of wide flat panels from a WPC compound.

There are an estimated forty companies engaged in this industry in North America and ten of those companies are in Canada. Most of these focus on decking products. None of these companies produce the same product as JER, making JER's compound unique. The uniqueness is a result of the characteristics derived from the incorporation of waste saw-dust and poly-propylene when compared to the more common composites using PVC.

There are a number of composite products available in North America and Asia that can be used for decking and as a siding panels, including concrete composites developed by James Hardie Inc. and Hyderabad Industries Ltd. These companies have developed large production runs to meet the demands of the construction industry in Asia for wood alternatives. There products differ from JER's products, as they use concrete, which is heavier and brittle when compared to fibre and plastic based composites. In general, JER considers that these companies and others have generated market awareness and acceptance of composite construction materials, which provides a ready market for JER's alternative products.

Employees

JER presently has 4 full-time employees and consultants, including two senior officers, and 1 part-time employees and consultants. JER has retained a further full-time consultant with a commencement date in September 2004. JER Manufacturing will require approximately 4 full time staff in conjunction with the commencement of operations at its facility proposed to be located in Delta, B.C.

Property

JER presently has its administrative facilities located at 130, 13160 Vanier Place, Richmond, B.C., which it leases at a rate of $1,650 per month. JER Manufacturing, the joint venture subsidiary, has entered into a lease dated September 10, 2004 for production premises located at 7520 MacDonald Road, Delta, British Columbia. Pursuant to the terms of the lease, JER Manufacturing will lease approximately 22,057 square feet of combined office and warehouse space, for a term of seven years commencing November 1, 2004 at a monthly lease rate of $11,120. JER may however occupy the premises immediately, subject to securing appropriate premises insurance. The terms of the lease also provide for a renewal term of five years. In addition, JER, through its joint-venture subsidiary, will acquire line machinery necessary to produce compound and to extrude the compound to produce panel-boards. The recurring lease cost of the line machinery is expected to be approximately $15,000.

Intellectual Property

The composite formulations are protected by patent applications filed in Canada and the United States as follows: Canada Application No. 2,453,129; U.S. Application No. 10/617,185. JER holds the rights to commercialize and make use of the composite formulations pursuant to a Technology License Agreement with the NRC dated June 4, 2003.

JER has registered the website www.jerenvirotech.com.

JER's Canadian trade-mark applications nos. 1,198,995 for JERtech and 1,197,406 for JER ENVIROTECH have been approved for registration. JER has also filed application no. 1,197,473 to register a curled arrow design mark in Canada.

JER will also enter into non-compete and non-disclosure agreements with its key employees, including senior management.

Summary and analysis of financial operations

The following table summarizes information with respect to JER's financial operations during the last two financial years and the subsequent seven month period ended March 31, 2004. The information is extracted from JER's financial statements which are attached to this Filing Statement, and should be read in connection with such financial statements including the notes thereto.

	Month Period Ending March 31, 2004 ($)	Year Ending August 31, 2003 ($)	Year Ending August 31, 2002 ($)
Sales	7,750	5,583	--
Gross profit	1,186	2,920	--
Research and Development Expenses	--	6,542	--
Sales and Marketing Expenses	2,197	321	--
General and Administrative Expenses	138,919	12,379	28,437
Net Income (Loss)	25,633[(1)]	(9,780)	(28,437)
Working Capital (Deficiency)	72,235[(1)]	(183,235)	(163,696)
Property, Plant and Equipment	70,751	--	--
Deferred Research and Development	--	--	--
Other Intangibles	9,171	9,759	--
Long Term Liabilities	--	--	--
Shareholders' equity			
Dollar amount	152,157[(2)]	(173,476)	(163,696)
Number of securities[(3)]	6,527	6,527	6,527

(1) These amounts reflect a one time gain resulting from forgiveness of debt in the amount of $165,563.

(2) This amount reflects a subscription receivable in the amount of $300,000.

(3) Subsequent to March 31, 2004, JER issued an additional 8,193,473 shares to founders, principals and promoters of JER, and completed a private placement of an additional 1,250,668 common shares for gross proceeds of US$300,000.

As at July 31, 2004, there are 57,093 escrow shares of the Issuer which are outstanding. Of these shares, 37,499 are subject to a Capital Pool Company Agreement prepared in accordance with TSX Venture Exchange Policy 2.4 – Capital Pool Companies. The final release date for these shares is December 12, 2004. The remaining 19,594 escrow shares were issued pursuant to a Surplus Escrow Agreement with release dates occurring on June 12 and December 12 of each year, with a final release date of December 12, 2007.

In addition, 9,450,668 post-consolidated shares of the Issuer are to be issued pursuant to the RTO, of which 8,200,000 post-consolidated shares will be issued subject to Surplus Escrow Agreements and will be subject to release from escrow over a six year period on the release dates prescribed for Surplus Securities as follows: 5% on closing of the Reverse Take-over, 5% in each of the three subsequent six month periods, and 10% in each of the remaining six month periods thereafter . The remaining 1,250,668 shares issued pursuant to the RTO will not be subject to escrow.

Discussion of Summary and analysis of financial operations

Overview and discussion of financial results

The summary financial information provided in the table above reflects the emergence of JER from a company with limited operations to a company in the process of implementing the commercialization of JER's WPC compounds and related products

Sales for the periods ended March 31, 2004 and August 31, 2003 represent sales of JER's WPC compound. For the March 31, 2004 period, sales were primarily to IPL Inc., a supplier of plastic automobile parts to Ford Motor Company, which accounted for $7,500 of sales. These sales to IPL were preliminary purchases of test quantities of compound. Subsequent to March 31, 2004, IPL completed its tests with positive results, and JER is presently working with IPL for the supply of WPC compound. Prior to the 2003 fiscal year, including for the fiscal year ended August 31, 2002, operations were limited primarily to exploring opportunities in the industrial coatings business and to the research collaboration with the NRC, and accordingly sales were nil for these periods.

Subsequent to August 31, 2003, JER opened an office in Richmond, B.C. and accordingly recorded new property and equipment assets in connection with computer and office equipment. JER also purchased machinery with a book value of $61,741, that it placed with a supplier of its WPC panel-boards. Accordingly the amount for property plant and equipment increased from nil as at August 31, 2002 and 2003 to $70,151 as at March 31, 2004.

General and administrative expenses also increased in the same period due primarily to salaries associated with new staffing , as well an increase in salaries payable to the two directors ($51,500 paid for the period ended March 31, 2004 compared with $0 for the year ended August 31, 2003 and $24,000 accrued and subsequently written off for the year ended August 31, 2002), in connection with the commercialization of JER's products. Travel expenses increased after the August 2003 year end as a result of negotiating and implementing compound production from outsourced facilities in Onaga, Kansas as well as marketing efforts in North America and Asia.

Working capital deficiencies for the fiscal years ended August 31, 2002 and 2003 of $163,696 and $173,476 respectively, related primarily to amounts due to related parties which was subsequently forgiven and written off for the period ended March 31, 2004. The value of the amount due was fixed at $165,563 at the time of the write-off. Similarly, the increase in the amounts recorded for net income for the periods ended August 31, 2003 to March 31, 2004 reflect a one time gain as a result of forgiveness of amounts due to related parties in the same amount.

Amounts for Intangibles recorded for the year ended August 31, 2003 of $9759 and the period ended March 31, 2004 of $9,171 relate to the technology license with the NRC, which is valued at an amount equal to the initial $10,000 license fee, less amortization. The license agreement was entered into in June of 2003 and accordingly no amount for intangibles was recorded for the year ended August 31, 2002.

Shareholder equity increased following the year ending August 31, 2003 due primarily to a subscription receivable in the amount of $300,000 on account of a private placement of common shares of JER. The transaction subsequently closed on June 2, 2004. Accrued shareholder deficits for the years ended August 31, 2003 and 2002 of $173,476 and $163,696 reflect an accrued amount of $165,563 due to related parties that was subsequently forgiven.

Liquidity and Capital Resources

JER is presently establishing expressions of interest for purchase orders of its products, while concurrently undertaking the establishment of a WPC compound and panel-board production facility to be located in Delta, British Columbia. The production facility will be operated by a joint venture company in which JER will hold a 75% equity interest in exchange for providing the expertise in

connection with the operations, and the joint venture partner will provide funding, initially in the amount of $650,000, which will be secured against the assets of the joint-venture company. The $650,000 funding will be repaid out of revenues. Until such time as this facility generates cash flow from sales of WPC compound and panel-boards, funding of the operations of the production facility will be made from available funds (see Part 1 above under "Available Funds"). If sales when combined with the available funds are insufficient to fund operations, JER will negotiate for further funds from its joint-venture partner in accordance with the terms of the Delta JV Agreement, and seek further funding through the Issuer by way of equity financing. Further funding of JER Manufacturing by the joint-venture partner may dilute JER's ownership of the joint-venture company if JER is unable to contribute its pro-rata share of such funding. There is no guarantee that such further funding will be available at all or on terms satisfactory to JER. Any profits from operations will be distributed to the joint-venture partners pro-rata to their ownership interest in the joint-venture company.

Funding of supply of raw materials necessary to create inventory of WPC compound and panel-boards will initially be made from available funds, and is expected to require approximately $50,000 prior to being funded from sales revenues. Payment terms on sales may vary but are generally expected to provide for payment in full within 90 days. Accordingly the Issuer and JER will fund initial production, and any increase in production thereafter, out of available funds to a maximum of three months prior to recovering the amounts from sales revenues.

Subsequent to the period ended March 31, 2004, JER completed the sale of 1,250,668 shares for gross proceeds of US$300,000. JER also receive $150,000 in non-interest bearing advances from the Issuer.

Operations pursuant to the India JV Agreement and the memorandum of understanding for the establishment of a Philippines production facility are not expected to commence until mid-2005. Funding of the Philippines facility is expected to occur on a similar basis to the Delta facility. Funding of the India location will require a capital contribution by JER of approximately $418,000 however JER may determine not to proceed if funds cannot be obtained other than from existing sources.

Stated business objectives

The immediate business objective of JER is to establish production of compound and panel-boards at its production facility presently being established in Delta, British Columbia. The Delta production facility would represent the location of a production facility with additional production facilities being established subsequently at various geographical locations, including the Philippines, India, the United States, and Eastern Canada. Closing of the RTO is part of this business objective, as the capital provided by the Issuer can be applied towards the operating and raw material supply costs of JER and JER Manufacturing as necessary to generate revenues. Subsequent production facilities will typically involve a joint venture, where JER will provide the production expertise and the joint venture partners would provide the funding and possibly administrative and sales support in foreign countries.

Concurrently with the establishment of production facilities, JER is seeking expressions of interest from potential purchasers of the WPC compound and panel-boards. The limited ability of JER to produce and deliver compound to potential purchasers, as well as the higher cost of outsourcing, has meant that converting marketing efforts into sales has not been the primary focus of JER. These marketing efforts are supported by the provision of samples of compound and panel-boards to potential purchasers, providing them with an opportunity to become familiar with and to test the products.

An emphasis on a sales strategy is the next logical step after establishing in-house production and developing market interest. JER will seek to develop a recurring foundation of cash flow through

developing relationships with IPL and other plastics manufacturers seeking the unique properties of JER's WPC compound.

On establishing sales, JER will pursue further product development and innovation including experimenting with variations on the formulations for the purpose of expanding the number of applications suited to the compounds, and consequently the potential market for the compounds.

Milestones

The business of JER has the following key milestones:

- Completing the acquisition of production line equipment from Berstorff to be placed in the Delta production facility. JER Manufacturing has provided Berstorff with a deposit on account of the purchase of the equipment and is finalizing the terms of the purchase and equipment testing. The installation of the production line machinery at the Delta facility is expected to occur in September of 2004, with production of compound and panel-boards expected to commence in October of 2004.

- Following the establishment of an operating production facility, JER is targeting the last quarter of 2004 to convert existing expressions of interest into sales of compound or panel-boards to commence generating sufficient cash flow to cover operating costs and the production of additional inventory. In addition, JER is targeting the last quarter of 2004 to commence production and delivery of compound to IPL. JER will also seek to leverage any sales including to conduct further marketing of its product to other auto-parts manufacturers in North America and elsewhere. JER is targeting sales of approximately 60,000 kilograms of compound per month by the end of the last quarter of 2004. Completion of the RTO would provide JER with needed capital to fund production and operating expenses.

- To complete the sale of the existing inventory of 2,300 panel boards. The sale of the panel boards requires the completion of testing and certification for use by the construction industry. Completion of testing is expected to occur by the end of August 2004, and JER is negotiating with potential purchasers for the sale of the panel-boards.

- To finalize the joint-venture for a production facility to be located in the Philippines. The present memorandum of understanding for a Philippines location contemplates a payment of $300,000 being made by the joint-venture partner to JER by the end of September of 2004. The payment will be applied towards the acquisition of production line equipment from Berstorff, to be shipped and installed in the Philippines, which JER is seeking to accomplish by early to mid 2005.

- To establish sales of compound and panel-boards in the Asian market, with an emphasis on the Philippines by mid-2005, and thereafter to renegotiate and deliver on existing purchase proposals from ADP Design Group.

- To increase global production capacity by establishing a third production facility in Northern India pursuant to the India JV Agreement by mid-2005 including raising any additional capital required by the joint-venture company.

- To acquire or establish one or more additional production facilities in North America by the mid to late 2005.

Management

The identify, position, age and certain information on each of the members of management of the Issuer and its proposed subsidiaries is set forth below.

Rafael A. Diego, 54, is a director and the current President of each of the Issuer, JER and JER Manufacturing and will continue in these capacities on a full-time basis upon completion of the RTO. In connection with the RTO, Mr. Diego was elected as a director at the Issuer's annual shareholders meeting held on May 25, 2004. He is a co-founder of JER and has been a director and President of JER since inception in 1997. In this capacity he led the WPC technology collaboration process with the NRC, including sourcing of materials and information. In his capacity as President of the Issuer and JER he will initially be responsible for developing market interest in JER's products and sales, as well as negotiating joint ventures for production facilities, and participating in sourcing equipment and materials. He will also be responsible for development of a market in Asia, and in particular the Philippines.

From May 2001 to August 2003 he was Deputy CEO of Sparklewood Products Pte. Ltd., a Singapore based manufacturer and distributor of wood-flooring and wood-based products with operations in 46 countries. In this capacity he was responsible for developing a market and sales channels in Canada as a platform for accessing the full North American market. Sparklewood ceased operations in 2003. From April 1998 to April 2001 he held a position as a stores employee with Canadian Airlines.

Mr. Diego received a Bachelors of Foreign Service at the University of Santo Tomas in Manila, Philippines in 1969. Mr. Diego's has acted as President of JER since 1997. The Issuer, JER and Mr. Diego have entered into a management agreement dated effective June 2, 2004, which provides for the duties of Mr. Diego as principal executive manager of JER , and includes industry standard non-competition and non-disclosure provisions.

Julio Macaraig II, 59, is a director of the Issuer and a director and Secretary of JER and will continue in these capacities on closing of the RTO. In connection with the RTO, Mr. Macaraig was elected as a director at the Issuer's annual shareholders meeting held on May 25, 2004. He is a co-founder of JER and has been a director and President of JER since inception in 1997 and has been Vice President of Research & Development for JER from November 2003 to present. In his capacity as officer and director of the Issuer Mr. Macaraig will oversee technical development of JER's WPC compounds as well as use his industry contacts in Eastern Canada to support and generate sales and marketing efforts. He provides his services to JER on a full-time basis.

Mr. Macaraig also served as an engineering Consultant to Sparklewood Products Pte. Ltd. of Singapore from March 2003 to October 2003. In this capacity he developed wood floor coating technology for the company, and was responsible for training staff on coating technology, safety processes and quality control. Prior to his involvement with Sparklewood he served as a paint Consultant to Canlak Paints Ltd. of Quebec from January 2001 to December 2001, where he developed advanced paint formulations for wood, plastics and metals. He also served as a Senior Formulator for Sico Paints of Quebec from August 1984 to November 2001, where he developed a variety of new products in the industrial coatings and wood products divisions.

Mr. Macaraig received a Bachelor's degree in Chemistry from the University of Santo Tomas in Manila, Philippines in 1966. The Issuer, JER and Mr. Macaraig have entered into a management agreement dated effective June 2, 2004, which provides for the duties of Mr. Macaraig as principal technical manager of JER, and includes industry standard nono-competition and non-disclosure provisions.

William H. Crostic, 54, is a director of the Issuer. In connection with the RTO, Mr. Crostic was elected as a director at the Issuer's annual shareholders meeting held on May 25, 2004. His responsibilities with the Issuer will be primarily related to advising on the technical operations of JER's production facilities.

Mr. Crostic is also General Manager of Onaga Composites LLC. of Onaga, Kansas, a manufacturer of innovative plastic composites, where he has served from July 2001 to present. In this capacity Mr. Crostic is responsible for the development, manufacturing and marketing of the composite products, and has provided a number of commentaries on such products to the media and industry participants as part of generating market awareness of the benefits of using composite products in construction and a number of other industries. Prior to his involvement with Onaga Composites, Mr. Crostic was Market Manager for BP Polymers (formerly Amoco Engineering Polymers) from 1988 to 2001.

Mr. Crostic has a Bachelors degree in Chemical Engineering from Virginia Tech, which he obtained in 1978. Mr. Crostic will enter into a non-competition or non-disclosure agreement with the Issuer.

Sokhie Puar, 41, is a director of the Issuer. In connection with the RTO, Mr. Puar was elected as a director at the Issuer's annual shareholders meeting held on May 25, 2004. His responsibilities include business development and planning, identifying strategic acquisitions, assisting with marketing, sales and identification of potential joint venture partner and coordinating legal and accounting matters on behalf of JER and the Issuer, including regulatory compliance. Mr. Puar presently devotes approximately 50% of his time to the affairs of JER and the Issuer.

Mr. Puar is the President and founder of SNJ Capital Ltd. of Vancouver, B.C. since January of 2000. SNJ provides financial and business infrastructure solutions to emerging, developing and advanced stage technology and manufacturing companies. Previously, from June 2000 to June 2001, he acted as Senior Vice President Corporate Development of Capital Alliance Group, a TSX Venture Exchange listed investment, operations and management firm. From January of 1999 to April of 2000, he was also a Vice-President Corporate Development of Smartsources.com, a U.S. reporting company quoted on the OTC Bulletin Board market, providing web data management services. Mr. Puar is also a director of AssistGlobal Technologies Corp., a Canadian and U.S. reporting company traded on the Canadian Trading and Quotation System (CNQ) and quoted on the OTC Bulletin Board.

Mr. Puar has two Diplomas from British Columbia Institute of Technology in Mechanical Engineering and Business Administration which were achieved in 1985 and 1986 respectively.

Praveen Varshney, 39, is a director and Chief Financial Officer of the Issuer. Mr. Varshney has acted as a director of the Issuer since December of 2001. His responsibilities with the Issuer will include compliance with financial reporting requirements. Mr. Varshney will devote up to 10% of his time to the affairs of the Issuer. Mr. Praveen Varshney has been a principal member of Varshney Capital Corp. of Vancouver, B.C. since November 1999. Varshney Capital provides venture capital, merchant banking and corporate advisory services to companies in a variety of industries. From August 1993 to November 1999 he also acted as a Principal of Varshney Chowdhry Group. In the last five years Mr. Varshney has acted as a director and/or officer of 10 reporting companies, including Carmanah Technologies Corp., a TSX Venture Exchange listed company, and AssistGlobal Technologies Corp. He is also current president of the B.C. chapter of the Young Entrepreneurs Organization, a founding member of the Vancouver chapter of The IndUS Entrepreneurs, a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards. He is also a Charted Accountant.

Peeyush Varshney, 38, is a director and corporate Secretary of the Issuer. Mr. Peeyush Varshney will devote up to 10% of his time to the Issuer. In the last five years Mr. Varshney has acted as a director

and/or officer of 8 reporting companies, including Carmanah Technologies Corp. and AssistGlobal Technologies Corp. Mr. Varshney, is a lawyer with experience in corporate, commercial and securities law, is a principal of Varshney Capital Corp. He obtained a Bachelor of Commerce degree (1989) and a Bachelor of Laws degree (1993) from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

Mohinder Paul Singh Saini, 50, is a director of JER Manufacturing and was appointed under the terms of the Delta JV Agreement to represent the interests of the joint venture partner, PGCO Investments Ltd. Mr. Saini is the owner of Captains Wholesale Ltd. of Surrey, B.C. which began operations in January of 2003. Previously he was the owner of Morinda Overseas Industries Ltd. of Ludhiana, India from 1977 to 2001. He has a degree in engineering from GN Engineering College in Ludhiana, India.

Bijay R. Singh, 30, is a director of JER Manufacturing and appointed to this position pursuant to the terms of the Delta JV Agreement to represent the interests of JER. Mr. Singh is a consultant to SNJ Capital Ltd. of Vancouver, where he provides business planning consulting and project management services. Mr. Singh has provided services to SNJ Capital Ltd. since July of 2001. Previous, from April 1999 to July 2001 he was a consultant to Gujral Group of Vancouver, Gujral Group, a private investment banking group, as Manager of Business Development. In this capacity he provided services in the area of corporate finance, product and business development, corporate negotiations/relations and coordinating public relations and investor relations. He also served as corporate secretary and director of Surge Technologies Corp. from August 13, 2002 to October 2003.

Administration

The estimated consolidated monthly general and administrative costs for JER and the Issuer for the ensuing 12 month period are estimated at $40,000 to $45,000 per month, for a total of $480,000 to $540,000 per year. The breakdown of estimated monthly recurring general and administrative costs of the Issuer and JER on a consolidated basis is summarized in the following table:

Payroll/Employee Benefits	$22,000
Marketing	5,000
Office Lease	1,650
Legal/Accounting	5,000
Travel	4,500
Office & Misc. Expenses and Fees	5,683
Total	$43,833

The estimated monthly general and administrative costs of JER Manufacturing for the ensuing 12 month period exclusive of rent and improvements are estimated at $16,842 for a total of $202,104 in the first 12 month period primarily allocated to salaries of equipment operators that will be hired upon commencement of operations, and to maintenance of the facilities. Management of JER Manufacturing are not expected to draw salaries, as compensation will be in the form of distribution of profits, or salaries paid by the parent company. The cost of operations of JER's joint-venture production subsidiaries will vary from location to location. Other than certain costs associated with establishing production and sales, joint-venture production subsidiaries are expected to be funded from revenues and joint-venture partner investments.

Risk factors

The following risk factors associated with the business of JER should be considered in conjunction with an investment in the Issuer.

Commercial viability not yet proven.

JER's wood fibre and poly-propylene compound is a new product in the plastics industry. While preliminary testing of the product has occurred by IPL Ltd. of Montreal and Intertech Engineering of New Westminster, standard testing procedures have not been fully developed and various industry approvals may be required with each new product application. JER's WPC compounds are at an early stage of market awareness and approval and accordingly have no track record of product performance and quality standards that would support the commercial viability of the products.

Lack of established market or revenues.

The success of JER's business plan is largely contingent upon the ability of management to market the WPC compound and panel-boards to the automotive, construction and plastics industries. To date JER has conducted some test marketing and received preliminary indications that a market exists for its products in each of the foregoing industries, however JER has no established track record of recurring sales in these markets. Furthermore, there is no guarantee that JER will be successful at achieving full market acceptance and significant sales of its products in such markets.

Limited history of operations.

JER was incorporated in 1997, however until late 2003 conducted only limited operations in connection with its research collaboration with the NRC. Furthermore, JER has not commenced any production of compound or panel boards at its own facilities, as contemplated in the business plan, and accordingly may be subject to presently unknown production difficulties Problems with newly installed machinery, suppliers, employees and other problems associated with the commencement of production may occur, which would adversely affect its ability to carry out its business and meet purchase orders in a timely fashion or at all.

Acceptance by the automotive industry has not been established.

One of the applications intended for the WPC compounds co-developed by JER was as an environmentally friendly alternative to plastics currently used by the automotive parts industry. The automotive parts industry has a number of stringent requirements for safety, durability and cost of manufacturing. For JER to realize volume sales in such industry, the WPC compound must satisfy the full range of testing as well as cost efficiency required by the automotive parts industry. Ultimately, there is a risk that the automotive industry will not accept JER's compound due to any of the foregoing reasons.

Competition from alternative products.

Both the construction and automotive parts industries have various alternatives to choose from instead of purchasing JER's products. However there are established sources of alternative plastics for the automotive parts industry to choose from, including an increasing emphasis on the use of recycled plastics. For example, some recently introduced automobile models are manufactured using primarily recycled and recyclable plastics. While this trend may support a market for JER's products, it also suggests alternatives are available, and accordingly JER must differentiate its product based on the

properties of its WPC and pricing, failing which it is unlikely that substantial sales to the automotive industry will result.

The construction industry requires durability, strength, workability and pricing of materials. JER's compound has a number of potential construction applications, however there are a number of established products that are currently being used by the construction industry. For example, plywood is relatively abundant, its properties are known and is relatively well priced. Other decking and siding materials are currently available, each with their own unique properties. JER must establish its product as competitively priced, and better suited than alternative products to each of the construction applications targeted, failing which demand for the compound or panel-boards may not develop in sufficient quantity, failing which it may not achieve significant or sustainable sales to the construction industry.

Competition in the WPC industry

Other companies, including companies such as DaimlerChrysler, are developing WPC formulations for automotive and other applications. To the extent these companies are able to produce WPC products using different formulations that provide similar or better characteristics to JER's products, JER may not be able to gain market share when in competition with these companies due to JER's limited size, resources and operating history. In addition, recycled PP is currently being used in some new automobile lines, including Smart cars, and price competitiveness of PP suppliers along with established market acceptance may in the future challenge the advantages of JER's use of WPC instead of pure PP in the automobile and other industries. In general the WPC industry is beginning to see increased interest from companies with greater resources, any of which could pose a significant competitive threat to JER and limit the market for JER's products, resulting in an inability to grow as contemplated in its business plan, which would adversely affect the value of the company.

Asian target market requires production ability and continued growth in housing and construction.

The Asian market is currently a significant target for JER's panel boards and a key part of JER's business plan. JER's panel boards will be marketed as an improvement and an alternative to plywood which is currently being widely used in new Asian construction. The penetration of the Asian market likely will require the establishment of one or more production facilities within Asia that can produce the panel boards in sufficient quantity and at a price that makes it competitive with plywood. In addition, demand for the panel boards will be affected by growth in the residential construction market is subject to regional and global economic conditions. The inability to market the panel-boards at a price that is competitive with plywood, or any downturn in economic conditions affecting the Asian marketplace, may have a significant adverse effect on JER's Asian market penetration strategy.

Risks associated with doing business in foreign countries.

JER's business plan includes Asia as a key market for its panel-boards and compound. Doing business in foreign countries involves uncertainty respecting the impact of direct and indirect regulation in each of these countries. As a result, changes in or interpretations of various regulation could affect our business adversely. For example, a purchase order for our panel-boards by a Philippine distributor was put on hold due to unexpected import duties due to the classification of the product by the Philippine government as a product subject to a higher import duty rate. In addition, changes in regulations affecting the establishment of production facilities and the laws applicable to contracts entered into in connection with such facilities, could adversely affect the timing an costs of commercial launch and ultimately the commercial success of these facilities.

Risks associated with foreign currency exchange rates.

JER intends to market its products in North America and Asia, which makes its financial results susceptible to fluctuations in currencies in those markets. JER does not presently have a hedging strategy in place for exchange rate risks, however it is expected that JER's product pricing will be based on a number of factors, including the location of production facilities and input costs. To the extent pricing is translated to Canadian currency for financial results and reporting purposes exchange rate fluctuations may affect revenues and operating profits materially in future periods.

Ability to protect intellectual property on JER's compound formulations and manufacturing processes is not assured.

JER's product formulations are subject to patent applications filed in the United States and Canada that are pending. There is no guarantee that the patents will be accepted in their present form or at all, or that challenges to the patents will not arise. If any patent application or patent are challenged or infringed, the terms of the Technology License Agreement provide that the NRC may, but is not required to participate in defending or prosecuting such challenge or infringement. If the NRC does not chose to participate JER may do so, failing which JER faces the removal of a barrier to direct competition with JER's products, or possibly JER's inability to continue producing its products using the present formulations. The cost of defending or prosecuting a patent infringement suit could result in a significant additional expense to JER, which JER may not be able to bear, or at a minimum could reduce the value of the Issuer's shares.

Ability to produce sufficient quantities of compound or panel boards not assured.

Orders of compound from the automotive industry would likely require a significant capital investment in a production facility capable of generating the volumes required and with the quality controls required by that industry. Any supply to the automotive industry would likely require the establishment of one or more dedicated production facilities. JER would require additional capital to establish such facilities, either by joint-venture with the automotive parts supplier or other parties, debt financing or equity financing. There is no guarantee that JER will be successful at raising such additional capital at all, or on terms that are acceptable to JER.

Similarly, the ability to supply the construction and plastics industries would require the establishment of large scale production capabilities. Presently JER does not have the ability to meet any large scale orders of compound or panel boards, and until such time as a production facility is established and operational, there is no guarantee that JER will be able to supply compound or panels to the construction and plastics industries in quantities contemplated under its business plan

Loss of Rafael A. Diego or Julio M. Macaraig II.

The success of JER is largely dependant on the efforts and business contacts of the two founding shareholders of JER, being Mr. Rafael A. Diego and Julio M. Macaraig. Due to their knowledge of the market, operations, and the WPC compound technology, as well as their contacts within the Asian marketplace, the loss, incapacity, or unavailability of these members of management could have a material adverse effect on the business, financial conditions or results of our operations.

PART 3. CORPORATE INFORMATION

Name and incorporation

JER Envirotech Ltd. was incorporated under the British Columbia *Company Act* on July 22, 1997 for the purpose of exploring business opportunities and technologies in the industrial coatings and products business. JER was transitioned to the new B.C. *Business Corporations Act* in May of 2004. The founders of JER, including Mr. Rafael A. Diego and Mr. Julio M. Macaraig II, having a background in the development and marketing of industrial coatings, incorporated JER as a vehicle to pursue perceived opportunities in this market, including through the development of its present WPC products. JER has a registered office at Suite 1220 Airport Square, 1200 West 73rd Avenue, Vancouver, British Columbia, V6P 6G5 and maintains its offices at 130 - 13160 Vanier Place in Richmond, British Columbia.

On closing of the RTO the Issuer will change its name to JER Envirotech International Corp. The Issuer will remain a corporation under the laws of the Yukon. The head office of the Issuer will be relocated to the offices of JER and its registered office will remain at 3081 Third Avenue, Whitehorse, Yukon Y1A 4Z7.

The Issuer will have one wholly owned subsidiary, JER Envirotech Ltd.. The Issuer will also indirectly hold a 75% interest in JER Manufacturing B.C. Ltd.

Intercorporate relationships

The following diagram illustrated the inter-corporate relationships among the Issuer and any subsidiaries, proposed subsidiaries and affiliates upon closing of the RTO and after giving effect to the name change.



JER Envirotech International Corp.
100% Ownership – JER Envirotech Ltd.
75% Ownership – JER Manufacturing B.C. Ltd.

Existing share capital and prior sales

Prior Sales of JER

As at July 31, 2004, the issued and outstanding share capital of JER is 9,450,668 common shares. The following table sets out the number of shares of JER issued within the last 12 month period.

	Number of Issued Securities	**Price per Security**	**Total Consideration**
(a) Prior sales of securities within the last 12 months	Private placement: 1,250,668	US$0.25	$415,847
	Shares to founders and key persons: 8,193,465	$0.001	$8,193

	Number of Issued Securities	Price per Security	Total Consideration
(b) Total Issued within the last 12 months	9,444,133		$424,040

Listed Issuer

LISTED ISSUER SHARE CAPITAL TABLE

As at July 31, 2004, the Issuer's issued and outstanding share capital was 6,254,566. The following table sets out changes in the Issuer's share capital over the last 12 months on a pre-consolidated basis.

	Number of issued securities	Price per security	Total consideration
(a) Prior sales of securities within the last 12 months	Private placement: 3,000,000	$0.11	$330,000
	Exercise of Options: 155,291	$0.12	$18,635
	Exercise of warrants: 915,000	$0.15	$137,250
(b) Total Issued within the last 12 months	4,070,291		$485,885

Listed Issuer Trading History

The following is a weekly trading history for the Issuer whose securities are listed for trading on the TSX Venture Exchange for the six weeks prior to the date of this Filing Statement:

Week	High	Low	Volume
July 12-16	0.31	0.25	245,829
July 19-23	0.335	0.285	105,250
July 26-30	0.36	0.33	101,500
August 2-6	0.34	0.31	18,750
August 9-13	0.37	0.33	52,000
August 16-20	0.33	0.33	2,150

The following table sets of the monthly trading history for the Issuer for the 12 months prior to the date of this Filing Statement:

Month	High	Low	Volume
August 2003	0.12	0.12	1500
September 2003	0.22	0.14	28,083
October 2003	0.37	0.20	11,500
November 2003	0.43	0.27	70,333
December 2003	0.48	0.335	74,150

January 2004	0.32	0.23	70,100
February 2004	0.24	0.30	198,416
March 2004	0.25	0.24	20,480
April 2004	Halted	Halted	Halted
May 2004	Halted	Halted	Halted
June 2004	Halted	Halted	Halted
July 2004	0.36	0.25	522,079

Fully diluted share capital and consolidated share and loan capital

Fully diluted share capital

FULLY DILUTED SHARE CAPITAL TABLE

The following table sets out the Issuer's fully diluted common share capital (all numbers are post-consolidation):

	Number of securities	**Percentage of Total**
(a) Issued and Outstanding as at July 31, 2004	3,127,283	14.4%
(b) Securities reserved by Listed Issuer for future issue (excluding securities to be issued pursuant to the RTO	1,170,000 (grant of stock options under 2004 stock option plan) 234,225 (previously granted options) 292,500 (warrants)	7.7%
(c) Securities to be issued in consideration for the asset, business or property to be acquired pursuant to the RTO	9,450,668 (share exchange)	42.7%
(d) Securities to be issued pursuant to any concurrent or contemporaneous financing	1,751,998 (private placement shares) 1,751,998 (private placement warrants)	15.7%
(e) Securities to be reserved for issuance in connection with the RTO	422,108 (finder's fee for RTO)(1) 271,428 (Bonus for PGCO guarantee)(2) 3,500,000 (performance earn-out shares)(3) 117,188 (finder's fee for PGCO)(4)	19.5%
Total	22,122,208	100%

(1) These shares are being issued to Mr. Bijay Singh on closing of the RTO as a finder's fee in connection with

the acquisition of JER.

(2) These shares are being issued to Mr. Bijay Singh and Mr. Sokhie Puar on closing of the RTO as consideration for their agreeing to make available 1,000,000 shares total as security for the repayment of amounts invested by PGCO in JER Manufacturing. (See Part 2 under "*Description and general development of the Business of JER*" at page 9)

(3) These shares are issuable at various times in the future as compensation to Rafael A. Diego and Julio M. Macaraig II, upon their reaching certain milestones. (See Part 5 under "*Earn-out Shares*" at page 37).

(4) These shares are issuable to Mr. Beldev Grewal on closing of the RTO as a finder's fee in connection with the joint venture participation and related investment of PGCO in JER Manufacturing.

The following table sets out JER's fully diluted common share capital:

	Number of securities	**Percentage of Total**
(a) Issued by Listed Issuer as of the Most Recent Month End	9,450,668	100%
(b) Securities reserved by Listed Issuer for future issue as of the Most Recent Month End (excluding securities to be issued pursuant to the RTO	Nil	N/A
(c) Securities to be issued in consideration for the asset, business or property to be acquired pursuant to the RTO	Nil	N/A
(d) Securities to be issued pursuant to any concurrent or contemporaneous financing	Nil	N/A
(e) Securities to be reserved for issuance in connection with the RTO	Nil	N/A
Total	9,450,668	100%

Consolidated Share and Loan Capital

The following table sets forth the particulars of share capital of the Issuer, (all numbers are post-consolidation). As at the date of this Filing Statement, there are no outstanding loans payable by the Issuer or its proposed subsidiaries.

Designation of Security	**Amount authorized or to be authorized**	**Amount outstanding as of the date of the most recent balance sheet**	**Amount outstanding as of the Most Recent Month End**	**Amount to be outstanding in Issuer upon completion of the RTO (including any concurrent financing)**
Common shares	Unlimited	2,698,950	3,127,283	15,140,673[1]

(1) calculated on a post-consolidated basis as follows:

Description	Shares
Issued as at July 31, 2004	3,127,283
Issued to the shareholders of JER	9,450,668
Private Placement shares	1,751,998
Finders Fee (RTO)	422,108
Finders Fee (PGCO investment)	117,188

Bonus Shares (guarantee of PGCO investment)	271,428
TOTAL	15,140,673

PART 4. DIRECTORS, OFFICERS, PROMOTERS AND PERSONS HOLDING MORE THAN 10% OF THE ISSUED EQUITY SHARES

Name, address, occupation and security holding

The names and municipalities of residence, occupations and number of securities held by all directors, officers and promoters of the Issuer are set out in the following table:

Name, Municipality of Residence and Office Held on Closing of RTO	Shares of the Issuer Beneficially Owned on Completion of the RTO	Principal Occupation for the Past Five Years
Praveen Varshney Vancouver, BC *Director, CFO*	144,313	• Chief Financial Officer, Kronofusion.com Technologies, Inc., December 2001 to present. • Principal of Varshney Capital Corp., November 1999 to present. • Principal of Varshney Chowdhry Group, August 1993 to November 1999.
Peeyush Varshney Vancouver, BC *Director, Secretary*	244,313	• Principal of Varshney Capital Corp., November 1999 to present. • Principal of Varshney Chowdhry Group, August 1996 to November 1999.
Sokhie Puar Vancouver, BC *Director*	1,435,714	• President, SNJ Capital Ltd., January 2000 to March 2004. • Senior Vice President, Capital Alliance Group, June 2000 to June 2001. • Vice President, SmartSources.com, January 1999 to April 2000. • Registered Representative, Canaccord Capital Corporation, October 1987 to December 1998.
Rafael Diego Richmond, BC *Director, President & CEO*	3,000,988	• President, JER Envirotech Ltd., 1997 to present.
Julio Macaraig II Richmond, BC *Director*	2,820,980	• Vice President, Research & Development, JER Envirotech Ltd., November 2003 to present. • Consultant, Sparkle Woof Products PTE Ltd., March 2003 to October 2003. • Paint Consultant, Canlak Paints, January 2001 to December 2001. • Senior Formulator, Sico Paints, August 1984 to November 2001.
William Crostic Onaga, Kansas *Director*	Nil	• General Manager of Onaga Composites LLC from July 2001 to present. • Market Development Manager for Wood Composites for Amoco Engineering Polymers

		from 2000 to July 2001. • Market Development Specialist for Amoco Engineering Polymers from 1997 to 2000. • Aerospace Program Manager for Amoco Torlon Products from 1991 to 1997. • Technical Sales Engineer for Amoco Torlon Products from 1988 to 1991. • Obtained Chemical Engineering degree from Virginia Tech.

Aggregate ownership of securities

At the completion of the RTO, 8,524,340 common shares of the Issuer will be beneficially owned, directly or indirectly, by all directors, officers and promoters of the Issuer as a group. This represents 56.3% of the total issued and outstanding voting securities of the Issuer upon the completion of the RTO.

Other reporting issuers

During the past five years, directors, officers, and promoters of the Issuer have been directors, officers, or promoters of other reporting issuers as described below:

Name of Director/ Officer/Promoter	Number of Other Reporting Issuers of which he is currently or has been a Director/Officer/ Promoter within the past five years	Names of Other Reporting Issuers and periods during which the individual has been a Director/Officer/ Promoter of such Other Reporting Issuers
Praveen Varshney	10	• President, Afrasia Mineral Fields Inc., January 1995 to present. • Director, AssistGlobal Technologies Corp., September 1999 to present; VP Finance May 1997 to September 1999; President, September 1999 to September 2003; CFO, September 2003 to present. • Director, Axion Communications Inc., January 1995 to November 2002; President, January 2000 to November 2002. • Director, Carmanah Technologies Corporation, December 1999 to present; President, December 1999 to June 2001; Corporate Secretary, May 1995 to December 1999. • Director and President, Consolidated Global Technologies Inc., May 2002 to present. • Director, International Akash Ventures Inc., March 1995 to March 2000. • Director, MindfulEye, Inc., March 2000 to April 2001. • Director, CFO and Corporate Secretary, PCG Ventures Inc., June 2000 to April 2003. • Director, Quicksilver Ventures Inc., November

		1999. • Director, Technovision Systems Inc., December 2002 to present.
Peeyush Varshney	8	• Director, Afrasia Mineral Fields Inc., October 1998 to present. • Director, American Nevad Gold Corp., August 2002 to present. • Director, Minaean International Corp., March 1999 to present. • Corporate Secretary, Camphor Ventures Inc., May 1997 to present. • Director, Carlin Gold Corporation, May 2001 to present; President, May 2003 to present. • Director, Carmanah Technologies Corporation, March 1996 to June 2002; Corporate Secretary, June 2002 to present. • Director, Consolidated Global Technologies Inc., June 2002 to present. • Director, AssistGlobal Technologies, Corp., May 1997 to September 2003; Corporate Secretary, September 2003 to present.
Sokhie Puar	2	• Director, AssistGlobal Technologies, Corp., July 2003 to present, VP of Smartsources.com, January 1999 to April 2000.
Rafael Die go	Nil	N/A
Julio Macaraig II	Nil	N/A
William Crostic	Nil	N/A

Corporate cease trade orders or bankruptcies

No director, officer, Promoter or securityholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, within 10 years before the date of the Filing Statement, has been, a director, officer or promoter of any other issuer that, while that Person was acting in that capacity:

(i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable Securities Laws, for a period of more than 30 consecutive days; or

(ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or sanctions

No director, officer, Promoter, or securityholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, has:

(i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the transaction.

Individual bankruptcies

No director, officer, Promoter, or a securityholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such Person has, within the 10 years before the date of the Filing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Executive compensation

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	**Year (b)**	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	**Securities Under Options/ SARs Granted (#) (f)**	**Restricted Shares or Restricted Share Units ($) (g)**	**LTIP Payouts ($) (h)**	**All other Compensation ($) (i)**
Rafael Diego President	Mar 31/04	$30,900	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Julio Macaraig II Secretary	Mar 31/04	$20,600	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Proposed compensation

During the 12 month period following completion of the RTO, the Issuer, through JER, proposes to pay to Rafael Diego, President and CEO of the Issuer, the amount of $6,000 per month, and to Julio Macaraig II, a director of the Issuer, $4,000 per month. The Issuer and JER have entered into management agreements dated effective June 2, 2004 providing for the above compensation. The agreements provide for a two year term which is automatically renewable. The agreements also provide for two months notice of termination, in which case the Issuer will pay the sum of two months salary for each full year or part of year during which the management agreement was in effect. The manager's may also be entitled to payment of salary for the remainder of the two year term or renewal term plus two months salary for each full year or part of year during which the management agreement was in effect, in cases where a manager is terminated otherwise than for just cause, including as a result of a change in duties of the manager inconsistent with the terms of the management agreement. The Issuer has also granted 200,000 stock options to each of Mr. Diego and Mr. Macaraig, subject to completion of the RTO and Exchange acceptance.

Principal holders of voting securities

No persons have, or are known by the Listed Issuer to currently have or to have upon completion of the RTO:

(a) direct or indirect beneficial ownership of;
(b) control of direction over; or
(c) a combination of direct or indirect beneficial ownership of and control or direction over,

voting securities that constitute more than 10% of any class of such securities of the Issuer upon completion of the RTO, other than Rafael A. Diego and Julio Macaraig II, whose shareholdings and background information are discussed above. These individuals have not been the subject of any cease-trade order issued by a securities regulator or bankruptcy proceeding.

Public and Insider ownership

Upon completion of the RTO, shareholders who are not directors, officers, promoters or who do not hold over 10% of the voting shares, will hold an aggregate of 6,684,859 voting securities of the Resulting Issuer, representing 43.7% of the total issued and outstanding voting securities of the Resulting Issuer. Promoters and Insiders will hold and aggregate of 8,524,340 voting securities of the Resulting Issuer, representing 56.3% of the total issued and outstanding voting securities of the Resulting Issuer.

PART 5. OPTIONS TO PURCHASE SECURITIES

Options and other rights to purchase securities

The following is a summary of all outstanding stock options granted by the Issuer. All numbers and prices are post-consolidation, which consolidation is occurring on completion of the RTO.

The following outstanding stock options were granted by the Issuer on March 20, 2002 pursuant to a directors' resolution dated December 10, 2001:

Optionee	Number of Option Shares	Exercise Price	Expiry Date
Praveen Varshney	43,750	$0.24	December 10, 2006
Peeyush Varshney	46,875	$0.24	December 10, 2006
Aly Mawji	18,750	$0.24	December 10, 2006
Total:	**109,375**		

The following outstanding stock options were granted by the Issuer pursuant to a directors' resolution dated August 18, 2003:

Optionee	Number of Option Shares	Exercise Price	Expiry Date
Praveen Varshney	19,750	$0.24	August 18, 2008
Peeyush Varshney	17,625	$0.24	August 18, 2008
Aly Mawji	11,750	$0.24	August 18, 2008
Sokhie Puar	12,500	$0.24	August 18, 2008
Employees	64,063	$0.24	August 18, 2008
Total:	**125,688**		

The following stock options will be granted by the Issuer on receipt of Exchange acceptance of the Issuer's 2004 Stock Option Plan and grants thereunder:

Optionee	Number of Option Shares	Exercise Price	Expiry Date
William Crostic	50,000	$0.60	5 years from the date of grant
Julio Macaraig II	200,000	$0.60	5 years from the date of grant
Praveen Varshney	100,000	$0.60	5 years from the date of grant
Peeyush Varshney	100,000	$0.60	5 years from the date of grant
Sokhie Puar	100,000	$0.60	5 years from the date of grant
Rafael Diego	200,000	$0.60	5 years from the date of grant
Employees	420,000	$0.60	5 years from the date of grant
Total:	**1,170,000**		

Warrants

The Issuer issued 1,500,000 common share purchase warrants pursuant to a private placement completed in October 2003. The warrants are exercisable for a period of two years at an exercise price of $0.15 per share, expiring on October 6, 2005. Of these warrants, 915,000 have been exercised, leaving 585,000 warrants outstanding as at July 31, 2004.

PART 6. SECURITIES OF THE ISSUER HELD IN ESCROW, IN POOL OR SUBJECT TO HOLD RESTRICTIONS

Escrowed securities

Surplus Escrow Shares

A total of 8,893,536 post-consolidated Issuer Shares to be issued in exchange for the JER Shares will be issued to persons that are considered by the Issuer to fall within the definition of "Principal" under the policies of the Exchange. In addition, 693,536 shares will be issued to Principals as bonus and finder's fee shares. Issuer Shares issued to Principals will be issued subject to a Surplus Escrow Agreement and will be subject to release from escrow over a six year period as follows: 5% on closing of the Reverse

Take-over, 5% in each of the three subsequent six month periods, and 10% in each of the remaining six month periods thereafter. The remaining 1,250,668 Issuer Shares issued in the share exchange transaction will not be held by Principals, and accordingly will not be subject to escrow.

The following is a list of the Principals, along with their addresses and the number of escrowed shares to be held by each on closing of the RTO:

Name of Seller	Relationship to Issuer	Number of Escrow Shares
Rafael A. Diego Richmond, BC	Founder of JER, Director, President and CEO of Issuer	3,004,155
Julio M. Macaraig II Montreal, PQ	Co-founder of JER Director of Issuer	2,824,155
Allan Groden Surrey, B.C.	Co-founder of JER	171,690
Sokhie Puar Richmond, BC	Director of Issuer	835,714
SNJ Capital Ltd. Vancouver, B.C	Wholly owned by Sokhie Puar, a Director of the Issuer	600,000
Bijay Singh Surrey, B.C	Promoter and principal shareholder of JER	1,257,822
Peter Sanders[1] Langley, BC	Principal shareholder of JER	200,000
TOTAL:		8,893,536

[1] Mr. Sanders, while not a Principal, has agreed to place his shares in escrow at the request of management of the Issuer.

Value Escrow Shares

A total of 388,626 shares held by Principals prior to the announcement of the RTO will be subject to a Value Escrow Agreement. Of these shares, 161,126 shares will be considered Tier 1 escrowed shares and subject to release from escrow over 18 months as follows: 25% on closing of the RTO, and one-third, one-half and the balance, of the remaining shares, respectively in six months, one-half of the remaining in one year, and the balance of the remaining shares in six months intervals thereafter. The remaining 227,500 shares will be considered Tier 2 escrowed shares and released from escrow over three years as follows: 10% on closing of the RTO, and one sixth, one-fifth, one quarter, one half and the balance, of the remaining shares respectively in six month intervals thereafter.

The following is a list of the Principals along with their address and the number of escrowed shares to be held by each on closing of the RTO:

Name of Seller	Relationship to Issuer	Number of Escrow Shares
Praveen Varshney Vancouver, B.C.	Director, CFO	82,813 Tier 1 61,500 Tier 2
Peeyush Varshney Vancouver, B.C.	Director, Secretary	78,313 Tier 1 166,000 Tier 2
TOTAL:		388,626

Earn-out Shares

The Issuer will also reserve an additional 3,500,000 Earn-out Shares for issuance at a deemed price of $0.36 per share. The earn-out shares are allocated to Mr. Diego and Macaraig at 1,803,900 and 1,696,100 shares respectively. The Earn-out Shares will be released over six years commencing one year from the date of TSX acceptance of the RTO and subject to JER achieving certain revenue and earning milestones as described below.

The percentage of the Earn-out Shares released at the end of each year is as follows: 10% for each of the first two years, and 20% for each of the remaining years thereafter. The percentage of shares released will be adjusted pro-rata for any shortfall in the revenue milestones, provided that a minimum of 60% of the revenue milestone must be met in order for any shares to be released. Any Earn-out Shares not earned and issued in any yearly period may be earned subsequently on a pro-rata basis within the six year period if milestones are exceeded in subsequent periods. Any Earn-out Shares released earlier than the corresponding release dates prescribed under a Surplus Security Escrow Agreement, assuming all 3,500,000 shares were issued on the closing of the RTO, will be deposited into escrow and subject to release in accordance with such escrow agreement.

The earn-out milestones, calculated on a consolidated basis for JER and its controlled subsidiaries, are as follows (in U.S. dollars):

Year 1: Revenues of $8,358,000, and minimum earnings before taxes (EBIT) of 7% of revenues.
Year 2: Revenues of $16,535,000, and minimum EBIT of 10% of revenues.
Year 3: Revenues of $19,248,000, and minimum EBIT of 12% of revenues.
Year 4: Revenues of $26,434,000, and minimum EBIT of 15% of revenues.
Year 5: Revenues of $28,410,000, and minimum EBIT of 15% of revenues.
Year 6: Revenues of $33,689,000, and minimum EBIT of 15% of revenues.

The Issuer has entered into a management agreement dated effective June 2, 2004 with each of Messrs. Diego and Macaraig, which provides for a term of two years, renewable automatically subject to board approval. The Issuer's obligation to release Earn-out Shares to either Mr. Diego or Mr. Macaraig, will terminate with respect to each of them, respectively, should they cease to be involved in the management of the Issuer.

PART 7. PARTICULARS OF ANY OTHER MATERIAL FACTS

Sponsorship

The Sponsor for the RTO is Canaccord Capital Corporation, 2200 - 609 Granville Street, Box 10337, Vancouver, British Columbia, V7Y 1H2.

Legal proceedings

Management of JER and the Issuer, to the best of their knowledge, are not aware of any pending or threatened litigation contemplated against either the Issuer or JER.

Auditor

The auditor for the Issuer is J.A. Minni & Associates, Inc., Certified General Accountants, #1104 – 750 West Pender Street, Vancouver, British Columbia, who will remain as auditor following completion of the RTO.

Registrar and transfer agent

The Issuer's registrar and transfer agent is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. The Issuer will continue to use the same registrar and transfer agent following completion of the RTO.

Material contracts

The Issuer and its subsidiaries are party, or on closing of the RTO will be party, to the following material contracts determined as at the date of this Filing Statement:

1. Share Exchange Agreement between the Issuer, JER and the principal shareholders of JER dated June 2, 2004.

2. Surplus Escrow Agreement between the Issuer, Pacific Corporate Trust Company and the principal shareholders of JER to be dated on closing of the RTO.

3. Value Escrow Agreement between the Issuer, Pacific Corporate Trust Company, Peeyush Varshney and Praveen Varshney to be dated on closing of the RTO.

4. Technology License Agreement between the NRC and JER dated June 3, 2003, respecting the license of the WPC compound technology to JER for commercialization.

5. Joint Venture Agreement with PGCO, JER and JER Manufacturing dated June 29, 2004, in connection with the establishment of a WPC compound and panel-board production facility in Delta, B.C.

6. Premises lease agreement dated September 10, 2004 between Dominant Properties Ltd., JER and JER Manufacturing for the lease of production premises located at 7520 MacDonald Road, Delta, British Columbia.

7. Joint Venture Agreement with JER and Master Trust Ltd. dated June 4, 2004, in connection with the establishment of a WPC compound and panel-board production facility in Northern India.

8. Sponsorship Agreement with Canaccord Capital Corporation, JER and the Issuer dated June 1, 2004.

9. Memorandum of Understanding dated July 16, 2004 between JER and a representative of investors for a production facility to be established in the Philippines.

10. Earn-out Agreement dated June 2, 2004, between the Issuer, Rafael A. Diego and Julio M. Macaraig respecting the performance based issuance and release of 3,500,000 shares.

11. Management Agreement dated June 2, 2004 between the Issuer, JER and Rafael A. Diego.

12. Management Agreement dated June 2, 2004 between the Issuer, JER and Julio M. Macaraig.

13. Shareholders Agreement dated June 2, 2004 between the Issuer and certain principal shareholders of the Issuer on completion of the RTO.

Other Material Facts

Consolidation and Name Change

At the Annual General Meeting held on May 25, 2004, the shareholders of the Issuer approved a share consolidation on a 2 old for 1 new share basis, and name change to JER Envirotech International Corp. As a result of the consolidation, 5,397,900 issued and outstanding shares will be consolidated into 2,698,950 shares effective upon closing of the Reverse Take-Over. The authorized capital will remain unchanged, being an unlimited number of shares without nominal or par value, divided into common shares, Class "A" Preferred Shares and Class "B" Preferred Shares.

Private Placements

In connection with the transaction, the Issuer conducted a Private Placement offering up to 1,766,66 units at a price of $0.60 per unit. Pursuant to the offering the Issuer has raised a total of $1,051,199 prior to closing the offering books. Each unit will consist of one post-consolidated common share and one warrant exerciseable to acquire and additional post-consolidated common share at a price of $0.70 in the first year, and $0.90 in the second year from the date of issuance. Closing of the Private Placement is subject to Exchange acceptance.

The use of proceeds from the Private Placement is as follows:

- Cash commissions and finders' fees of $58,744.
- $490,000 reserve for the joint venture subsidiary, JER Manufacturing B.C. Ltd., including funding of inventory and premises lease. The cost of the premises lease over the next 12 months is $126,000.
- $480,000 for ongoing operations of JER based on their current and anticipated operating costs of $40,000 per month. These costs include office space lease ($1,650 per month), salaries, administration, travel, sales and marketing.
- Balance is for unallocated working capital.

The cash commissions and finders fees totalling $58,744 are payable to the following persons: Canaccord Capital Corporation, EH&P Investments A.G. (Irwin Haaf), Bijay Singh, and Jeeves Holdings Ltd. (Jay Sidhu).

Financial statements, reports and other exhibits

Attached as Appendix A to this Filing Statement are the following financial statements of the Issuer and JER:

- Audited financial statements of the Issuer for the financial years ended December 31, 2002 and 2003 and unaudited financial statements for quarterly period ended March 31, 2004.
- Audited financial statements of JER for the period ended March 31, 2004 and the years ended August 31, 2003 and 2002.
- Pro-forma financial statements of the Issuer as at March 31, 2004.

Certificates

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Consolidated Kronofusion Technologies Inc. assuming completion of the Reverse Take-over of J.E.R. Envirotech Ltd.

Signed this 14th day of September, 2004 by:

"Rafael A. Diego"

Rafael A. Diego, President and Chief Executive Officer

"Praveen Varshney"

Praveen Varshney, Chief Financial Officer

"Sokhie Puar"

Sokhie Puar, Director

"Julio M. Macaraig II"

Julio M. Macaraig II, Director

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of J.E.R. Envirotech Ltd. assuming completion of the Reverse Take-over with Consolidated Kronofusion Technologies Inc.

Signed this 14th day of September, 2004 by:

"Rafael A. Diego"

Rafael A. Diego, President and Chief Executive Officer

"Julio M. Macaraig"

Julio M. Macaraig II, Director

Acknowledgement

"Personal Information" means any information about an identifiable individual, and includes information contained in any Items in the attached Form that are analogous to Items 2.2, 3.2, 3.3, 5.5, 6, 7, 8 and 9, as applicable, of Form 3D of the Rules and Policies of the Exchange and any Items analogous to Items 4.5, 4.6 and 4.11, as applicable, of Appendix 1, Items 4.3A and 4.3B, as applicable of Appendix 2 and Appendix 3 of such Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to the Form 3D; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

It is a breach of Exchange Requirements for a person to make a statement in a document required to be filed or furnished under Exchange Policy that, at the time and in the lght of the circumstances under which it is made, is a misrepresentation.

Signed this 14th day of September, 2004 by:

"Rafael A. Diego"

Rafael A. Diego, Director and President

APPENDIX A

- Audited financial statements of the Issuer for the financial years ended December 31, 2002 and 2003 and unaudited financial statements for quarterly period ended March 31, 2004.

- Audited financial statements of JER for the period ended March 31, 2004 and the years ended August 31, 2003 and 2002.

- Pro-forma financial statements of the Issuer as at March 31, 2004.



Bulletin Contents

company person symbol start home

JER Envirotech International Corp.

Listed Company

---- Navigation Options ----

JUN 2 7 2006

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC. ("CKR")
BULLETIN TYPE: Halt
BULLETIN DATE: September 21, 2004
TSX Venture Tier 2 Company

Effective at the opening PST, September 21, 2004, trading in the shares of the Company was halted at the request of the Company, pending an announcement; this regulatory halt is imposed by Market Regulation Services, the Market Regulator of the Exchange pursuant to the provisions of Section 10.9 (1) of the Universal Market Integrity Rules.



Bulletin Contents

JER Envirotech International Corp.

Listed Company

--- Navigation Options ----

JER ENVIROTECH INTERNATIONAL CORP. ("JER")
(formerly Consolidated Kronofusion Technologies Inc. ("CKR")
BULLETIN TYPE: Reverse Takeover-Completed, Finders Fee, Bonus Shares, Private Placement, Name Change Consolidation, Resume Trading
BULLETIN DATE: September 21, 2004
TSX Venture Tier 2 Company

The TSX Venture Exchange has accepted for filing the Company's Reverse Takeover ('RTO'), described in its Filing Statement dated September 14, 2004, which includes the following transactions:

Reverse Takeover Transaction

A Share Exchange Agreement dated June 2, 2004 among the Company, JER Envirotech Ltd. ("JER") and the shareholders of JER (major shareholders are Rafael Diego, Julio Macaraig, Sokhie Puar and Bijay Singh), whereby the Company can acquire all of the shares of JER. Consideration consists of 9,450,668 shares and 3,500,000 allotted, but not issues shares, that may be issued upon the achievement of certain revenue and "EBIT" thresholds. The allotted shares may be issued to Rafael Diego and Julio Macaraig.

A Joint Venture Agreement dated June 30, 2004 between JER and PGCO Investments Ltd. ("PGCO") whereby JER and PGCO incorporated a joint venture company, JER Manufacturing B.C. Ltd. ("JER JV"), which will be owned 75% by JER and 25% by PGCO. PGCO will loan up to $650,000 to the JER JV and JER has contributed a technology for the development and commercialization of a wood-plastic composite product manufactured using recycled wood and plastic materials. The JER JV will operate a facility for the manufacture of its wood-plastic composite materials.

Finder's Fee Shares

A finder's fee of 422,108 shares is payable to Bijay Singh in connection with the acquisition of JER and a finder's fee of 117,188 shares is also payable to Beldev Grewal for assisting in the $650,000 funding of the JEER JV by PICO.

Bonus Shares

Bonus shares in the amount of 271,428 shares to each of Bijay Singh and Sokhie Puar as consideration for their pledge of shares, to be held in trust, as collateral until the repayment of the $650,000 loan advanced from PGCO to the JER JV.

Private Placement-Non-Brokered

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private

Placement announced March 19, 2004:

Number of Shares: 1,751,998 shares

Purchase Price: $0.60 per share

Warrants: 1,751,998 share purchase warrants to purchase 1,751,998 shares

Warrant Exercise Price: $0.70 for a one year period

$0.90 in the second year

Number of Placees: 68 placees

Finder's Fee: $5,187 payable to Canaccord Capital Corporation
$13,650 payable to EH&P Investments A.G. (Erwin Hass)
$10,157 payable to Bijay Singh
$29,750 payable to Jeeves Holdings Ltd. (Jagit Sidhu)

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

Stock Option Plan

The Company has implemented a 10% Rolling Stock Option Plan; which was approved by shareholders on May 25, 2004. In conjunction with the RTO, the Company is issuing 1,170,000 new stock options in accordance with the terms of its stock option plan.

Name Change and Consolidation

Pursuant to a special resolution passed by shareholders May 25, 2004, the Company has consolidated its capital on a 2 old for 1 new basis. The name of the Company has also been changed as follows.

Effective at the opening September 22, 2004, the common shares of JER Envirotech International Corp. will commence trading on TSX Venture Exchange, and the common shares of Consolidated Kronofusion Technologies Inc. will be delisted. The Company is classified as a "Wood Product Manufacturing" company.

Post - Consolidation
Capitalization: Unlimited shares with no par value of which
15,160,673 shares are issued and outstanding
Escrow: 9,282,162 shares

Transfer Agent: Pacific Corporate Trust Company
Trading Symbol: JER (new)
CUSIP Number: 46614J 10 9 (new)

Resume Trading

Effective at 7:30 a.m., PST, September 22, 2004, trading in the Company's shares will resume.

All of the consideration shares, the shares that may be issued upon the earn-out of the allotted shares, the finder's fee shares and the bonus shares are subject to a 6 year surplus escrow.

For further information please refer to the Company's Filing Statement dated September 14, 2004.

Company Contact: Sokhie Puar
Company Address: Suite 1304, 925 West Georgia St. Vancouver V6C 3L2
Company Phone Number: (604) 684-3787
Company Fax Number: (604) 682-4768
Company Email Address: sokhie@snjcapital.com



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS					
NAME OF ISSUER Kronofusion Technologies Inc.			FOR QUARTER ENDED March 31, 2003		DATE OF REPORT YY/MM/DD 03/05/29
ISSUER'S ADDRESS 1304 – 925 West Georgia Street					
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768		ISSUER TELEPHONE NO. (604) 684-2181
CONTACT PERSON Peeyush K. Varshney		CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS peeyush@varshneycapital.com		WEB SITE ADDRESS www.kronofusion.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	03/05/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	03/05/29

(Electronic signatures should be entered in "quotations".)


SEC MAIL
RECEIVED
PROCESSING
AUG 1 7 2006
WASH, D.C.
190
SECTION

KRONOFUSION TECHNOLOGIES INC.

March 31, 2003
(Unaudited – Prepared by Management)

Section 1

Breakdown, by major category, of Management and Consulting fees during the fiscal year-to-date:

Consulting	$ 9,750
Management	15,000
	$ 24,750

Breakdown, by major category, of Office, rent and administration fees during the fiscal year-to-date:

Administrative fees	$ 3,000
Office costs	9,694
Postage and courier	151
Supplies	512
Telephone	755
	$ 14,112

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the period ended March 31, 2003, the Company paid management fees of $15,000 and administrative fees of $3,000 to a company controlled by two directors of the Company.

Section 2

A. Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
None.							

B. Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
None.					

KRONOFUSION TECHNOLOGIES INC.

March 31, 2003
(Unaudited – Prepared by Management)

Section 3

A. Authorized and issued share capital as at March 31, 2003:

Authorized share capital – Unlimited number of shares without nominal or par value divided into:

(a) Common shares;
(b) Class "A" Preference shares; and
(c) Class "B" Preference shares.

A total of 13,050,109 common shares have been issued for total proceeds of $1,834,205.

B. Options, Warrants and Convertible Securities outstanding as at March 31, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Stock options	895,000	$0.60	December 10, 2006
Agent's warrants	300,000	$1.00	Dec. 10, 2003
Share purchase warrants	200,000	$0.30	July 24, 2003
	2,000,000	$1.00	Dec. 10, 2003

C. Shares in Escrow or Subject to Pooling as at March 31, 2003:

Common shares in escrow – 5,669,750
Common shares in pooling – 757,669

D. List of Directors and Officers as at March 31, 2003:

Praveen K. Varshney	Director
Peeyush K. Varshney	Director
Salim Dhanani	Director

KRONOFUSION TECHNOLOGIES INC.

For the three months ended March 31, 2003, the Company recorded a loss of $58,195 or $0.004 per share as compared to a loss of $317,800 or $0.025 per share for the same period in 2002. The decrease in loss was primarily attributable to the write off of the Company's investment in its subsidiary, Kronofusion.com Technologies Inc., which took place during the 2002 fiscal year. Operating expenses decreased from $319,551 for the three months ended March 31, 2002 to $58,263 for the three months ended March 31, 2003. Due to the difficult current conditions for start-up high technology companies, the Company decided to discontinue the operations of the subsidiary which resulted in the write off of its assets.

Net increase in cash for the period ended March 31, 2003, was $16,987 leaving cash on hand of $17,714.

Re-pricing of Warrants

In 2002, the Company obtained the approval of the TSX Venture Exchange to reduce the exercise price of 200,000 outstanding share purchase warrants (the "Warrants") from $0.90 to $0.30. Each Warrant entitles the holder to acquire one common share of the Company. The Warrants, which are held by one investor, were issued pursuant to a private placement which was completed on July 25, 2001. The Warrants expire on July 24, 2003.

On behalf of the Board of Directors, we would like to thank our shareholders for their continued support in these difficult times for start-up high technology companies.

"Praveen K. Varshney"

Praveen K. Varshney
Director



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER Kronofusion Technologies Inc.		FOR QUARTER ENDED June 30, 2003		DATE OF REPORT YY/MM/DD 03/08/14
ISSUER'S ADDRESS 1304 – 925 West Georgia Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. (604) 684-2181
CONTACT PERSON Peeyush K. Varshney		CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS peeyush@varshneycapital.com		WEB SITE ADDRESS www.kronofusion.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	03/08/14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	03/08/14

(Electronic signatures should be entered in "quotations".)


SEC Mail
RECEIVED
Processing
AUG 11 2006
Wash., D.C.
190
Section

KRONOFUSION TECHNOLOGIES INC.

June 30, 2003
(Unaudited – Prepared by Management)

Section 1

Breakdown, by major category, of Management and Consulting fees during the fiscal year-to-date:

Consulting	$	12,250
Management		30,000
	$	42,250

Breakdown, by major category, of Office, rent and administration fees during the fiscal year-to-date:

Administrative fees	$	6,000
Office costs		12,631
Rent		2,357
Telephone		1,128
	$	22,116

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

The Company paid $30,000, under a management service agreement, for management fees and $6,000 to a company controlled by directors of the Company.

The Company paid $5,000 for consulting fees to a company controlled by a director of the Company.

The Company paid $2,500 for consulting fees to a director of the Company.

Section 2

A. Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
None							

B. Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
None					

KRONOFUSION TECHNOLOGIES INC.

June 30, 2003
(Unaudited – Prepared by Management)

Section 3

A. Authorized and issued share capital as at June 30, 2003:

Authorized share capital – Unlimited number of shares without nominal or par value divided into:

(a) Common shares;
(b) Class "A" Preference shares; and
(c) Class "B" Preference shares.

A total of 13,050,109 common shares have been issued for total proceeds of $1,834,205.

B. Options, Warrants and Convertible Securities outstanding as at June 30, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Stock options	895,000	$0.60	December 10, 2006
Agent's warrants	300,000	$1.00	Dec. 10, 2003
Share purchase warrants	200,000	$0.30	July 24, 2003
	2,000,000	$1.00	Sep. 28, 2003

C. Shares in Escrow or Subject to Pooling as at June 30, 2003:

Common shares in escrow – 5,369,750
Common shares in pooling – 602,419

D. List of Directors and Officers as at June 30, 2003:

Praveen K. Varshney	Director
Peeyush K. Varshney	Director
Aly Mawji	Director

For the six months ended June 30, 2003, the Company recorded a loss of $96,871 or $0.01 per share as compared to a loss of $608,039 or $0.05 per share for the same period in 2002, a decrease in loss by $511,168. The decrease in loss was primarily attributable to reduced operations due to the write-off of the Company's investment in its subsidiary, Kronofusion.com Technologies Inc., which took place during the 2002 fiscal year. Due to the difficult current conditions for start-up high technology companies, the Company has discontinued the operations of the subsidiary which resulted in the write-off of its assets.

Net increase in cash for the period ended June 30, 2003, was $1,939 leaving cash on hand of $2,666.

Name Change and Consolidation of Share Capital

At the Company's Annual General Meeting held on June 12, 2003, the shareholders of the Company approved the proposed change of name of the Company from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and the consolidation of the Company's common shares on the basis of one post-consolidated common share for each four pre-consolidated common shares.

Subsequent to the quarter end, the Company received regulatory approval on the Company's name change and consolidation of its common shares. Effective at the opening August 13, 2003, the common shares of Consolidated Kronofusion Technologies Inc. will commence trading on the TSX Venture Exchange under a new trading symbol "CKR" and the common shares of Kronofusion Technologies Inc. will be delisted.

On behalf of the Board of Directors, we would like to thank our shareholders for their continued support.

"Praveen K. Varshney"

Praveen K. Varshney
Director



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS					
NAME OF ISSUER Consolidated Kronofusion Technologies Inc.			FOR QUARTER ENDED September 30, 2003		DATE OF REPORT YY/MM/DD 03/11/07
ISSUER'S ADDRESS 1304 – 925 West Georgia Street					
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768		ISSUER TELEPHONE NO. (604) 684-2181
CONTACT PERSON Peeyush K. Varshney		CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS peeyush@varshneycapital.com		WEB SITE ADDRESS www.kronofusion.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	03/11/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	03/11/07

(Electronic signatures should be entered in "quotations".)


SEC MAIL PROCESSING
RECEIVED
AUG 11 2006
WASH, D.C.
190
SECTION

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

September 30, 2003
(Unaudited – Prepared by Management)

Section 1

Breakdown, by major category, of Management and Consulting fees during the fiscal year-to-date:

Consulting	$ 17,250
Management	37,500
	$ 54,750

Breakdown, by major category, of Office, rent and administration fees during the fiscal year-to-date:

Administrative fees	$ 9,000
Office costs	14,183
Rent	5,951
Telephone	1,128
	$ 30,262

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

The Company paid $37,500 for management fees and $9,000 for administrative fees under a management service agreement to a company controlled by directors of the Company.

The Company paid $5,000 for consulting fees to a company controlled by a director of the Company.

The Company paid $7,500 for consulting fees to a director of the Company.

Section 2

A. Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
None							

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

September 30, 2003
(Unaudited – Prepared by Management)

B. Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
August 18, 2003	Hari Varshney	Common	138,000	$0.12	August 18, 2008
August 18, 2003	Praveen Varshney	Common	62,500	$0.12	August 18, 2008
August 18, 2003	Peeyush Varshney	Common	56,250	$0.12	August 18, 2008
August 18, 2003	Aly Mawji	Common	37,500	$0.12	August 18, 2008
August 18, 2003	Sokhie Puar	Common	40,000	$0.12	August 18, 2008
August 18, 2003	Bijay Singh	Common	25,000	$0.12	August 18, 2008
August 18, 2003	Nilda Rivera	Common	17,500	$0.12	August 18, 2008
August 18, 2003	Debbie Lew	Common	10,250	$0.12	August 18, 2008
August 18, 2003	Bali Chowdhry	Common	4,000	$0.12	August 18, 2008
August 18, 2003	Luis Hipol	Common	5,000	$0.12	August 18, 2008
August 18, 2003	Harpreet Dhaliwal	Common	4,000	$0.12	August 18, 2008

Section 3

A. Authorized and issued share capital as at September 30, 2003:

Authorized share capital – Unlimited number of shares without nominal or par value divided into:

(a) Common shares;
(b) Class "A" Preference shares; and
(c) Class "B" Preference shares.

A total of 3,262,527 common shares have been issued for total proceeds of $1,834,205.

B. Options, Warrants and Convertible Securities outstanding as at September 30, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Stock options	223,750	$0.12	December 10, 2006
	400,000	$0.12	August 18, 2008
Agent's warrants	75,000	$4.00	December 10, 2003

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

September 30, 2003
(Unaudited – Prepared by Management)

C. Shares in Escrow or Subject to Pooling as at September 30, 2003:

Common shares in escrow – 1,342,440
Common shares in pooling – 150,601

D. List of Directors and Officers as at September 30, 2003:

Praveen K. Varshney	President & Director
Peeyush K. Varshney	Secretary & Director
Aly Mawji	Director

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

Management Discussion & Analysis
September 30, 2003

For the nine months ended September 30, 2003, the Company recorded a loss of $126,979 or $0.01 per share as compared to a loss of $874,619 or $0.07 per share for the same period in 2002, a decrease in loss by $747,640. The decrease in loss was primarily attributable to reduced operations due to the write-off of the Company's investment in its subsidiary, Kronofusion.com Technologies Inc., during the 2002 fiscal year. Due to the difficult current market conditions for start-up high technology companies, the Company discontinued the operations of the subsidiary which resulted in the write-off of its assets.

Net increase in cash for the period ended September 30, 2003, was $81,833 leaving cash on hand of $82,560.

Name Change and Consolidation of Share Capital

During the period, the Company received regulatory approval of the Company's name change from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and the consolidation of the Company's common shares on the basis of one post-consolidated common share for each four pre-consolidated common shares. Effective August 13, 2003, the common shares of Consolidated Kronofusion Technologies Inc. commenced trading on the TSX Venture Exchange under a new trading symbol "CKR" and the common shares of Kronofusion Technologies Inc. were delisted.

Private Placement

Subsequent to the nine month period ended September 30, 2003, the Company completed a non-brokered private placement of 3,000,000 Units at a price of $0.11 per Unit for total gross proceeds of $330,000. Each Unit is comprised of one common share without par value in the share capital of the Company and one half of one non-transferable share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder to purchase one additional common share ("Warrant Share") for a period of two years at an exercise price of $0.15 per Warrant Share.

The Company is investigating several business opportunities in resource and non-resource sectors. Once an opportunity has been identified, shareholders will be advised accordingly on a timely basis.

On behalf of the Board of Directors, we would like to thank our shareholders for their continued support.

"Praveen K. Varshney"

Praveen K. Varshney
Director



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER Consolidated Kronofusion Technologies Inc.		FOR QUARTER ENDED December 31, 2003		DATE OF REPORT YY/MM/DD 04/04/28
ISSUER'S ADDRESS 1304 – 925 West Georgia Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. (604) 684-2181
CONTACT PERSON Peeyush K. Varshney		CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS peeyush@varshneycapital.com		WEB SITE ADDRESS www.kronofusion.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	04/04/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	04/04/28

(Electronic signatures should be entered in "quotations".)


SEC MAIL
RECEIVED
PROCESSING
AUG 11 2006
WASH, D.C.
190
SECTION

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

December 31, 2003
(Unaudited – Prepared by Management)

Section 1

Breakdown, by major category, of Management and Consulting fees during the fiscal year-to-date:

Administration	$ 12,000
Consulting	41,250
Management	45,000
	$ 98,250

Breakdown, by major category, of Office, rent and administration fees during the fiscal year-to-date:

Courier and postage	$ 412
Insurance	994
Printing	284
Supplies	772
Office	14,862
Rent	9,867
Telephone	2,030
	$ 29,221

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

The Company paid $45,000 for management fees and $12,000 for administrative fees under a management service agreement to a company controlled by directors of the Company.

The Company paid $5,000 for consulting fees to a company controlled by a director of the Company.

The Company paid $9,500 for consulting fees to a director of the Company.

Section 2

A. Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
October 6, 2003	Common Shares	Private Placement	3,000,000	$0.11	$330,000	Cash	–
November 19, 2003	Common Shares	Options	153,625	$0.12	$ 18,435	Cash	–

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

December 31, 2003
(Unaudited – Prepared by Management)

B. Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
August 18, 2003	Praveen Varshney	Common	62,500	$0.12	August 18, 2008
August 18, 2003	Peeyush Varshney	Common	56,250	$0.12	August 18, 2008
August 18, 2003	Aly Mawji	Common	37,500	$0.12	August 18, 2008
August 18, 2003	Various Employees	Common	243,750	$0.12	August 18, 2008

Section 3

A. Authorized and issued share capital as at December 31, 2003:

Authorized share capital – Unlimited number of shares without nominal or par value divided into:

(a) Common shares;
(b) Class "A" Preference shares; and
(c) Class "B" Preference shares.

A total of 5,337,900 common shares have been issued for total proceeds of $2,170,640.

B. Options, Warrants and Convertible Securities outstanding as at December 31, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Stock options	218,750	$0.12	December 10, 2006
	251,375	$0.12	August 18, 2008
Warrants	1,500,000	$0.15	October 6, 2005

C. Shares in Escrow or Subject to Pooling as at December 31, 2003:

Common shares in escrow – 189,187
Common shares in pooling – 90,958

D. List of Directors and Officers as at December 31, 2003:

Praveen K. Varshney	President & Director
Peeyush K. Varshney	Secretary & Director
Aly Mawji	Director

For the year ended December 31, 2003, the Company recorded a loss of $191,117 or $0.02 per share as compared to a loss of $1,041,930 or $0.08 per share for the same period in 2002, a decrease in loss by $850,813. The decrease in loss was primarily attributable to reduced operations due to the write-off of the Company's investment in its subsidiary, Kronofusion.com Technologies Inc., during the 2002 fiscal year. Due to the difficult current market conditions for start-up high technology companies, the Company discontinued the operations of the subsidiary which resulted in the write-off of its assets.

Net increase in cash for the year ended December 31, 2003, was $175,558 leaving cash on hand of $176,285.

Name Change and Consolidation of Share Capital

During the year, the Company received regulatory approval of the Company's name change from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and the consolidation of the Company's common shares on the basis of one post-consolidated common share for each four pre-consolidated common shares. Effective August 13, 2003, the common shares of Consolidated Kronofusion Technologies Inc. commenced trading on the TSX Venture Exchange under a new trading symbol "CKR" and the common shares of Kronofusion Technologies Inc. were delisted.

Private Placement

For the year ended December 31, 2003, the Company completed a non-brokered private placement of 3,000,000 Units at a price of $0.11 per Unit for total gross proceeds of $330,000. Each Unit is comprised of one common share without par value in the share capital of the Company and one half of one non-transferable share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder to purchase one additional common share ("Warrant Share") for a period of two years at an exercise price of $0.15 per Warrant Share.

Subsequent Events

On March 19, 2004, the Company announced that it has entered into a letter of intent dated March 15, 2004 with JER Envirotech Ltd. ("JER") and its shareholders to acquire all of the issued and outstanding shares of JER. Founded in 1997, JER is a Richmond, British Columbia based developer of unique wood-plastic composites that utilize recycled wood and plastics. JER's composites are suited to applications across many industries but JER is initially focussing on the construction and automobile parts industries, both of which are seeking environmentally efficient alternatives to wood and plastic products presently used.

Under the terms of the letter of intent, Kronofusion will consolidate its share capital on a two existing shares for each new share basis. Kronofusion will then issue a total of 9,450,668 post-consolidated common shares to the shareholders of JER to acquire all of the issued and outstanding JER shares. The Kronofusion shares will be issued at a deemed price of $0.36 per share for a total purchase price for the JER shares of $3,402,240. The Kronofusion shares to be issued in the transaction will be subject to escrow in accordance with the policies of the TSX Venture Exchange, and will be released from escrow on the release dates prescribed for surplus securities. On completion of the transaction, Kronofusion will have a total of 12,719,618 common shares issued and outstanding, excluding the shares issued on the proposed financing. An additional 3,500,000 shares of

Kronofusion will be reserved for issuance at a deemed price of $0.36 per share for release to existing management of JER on achieving certain milestones. On closing, the current principals of JER will also make available 10% of their shares of Kronofusion for transfer in connection with the hiring of any future key management personnel.

On closing of the transaction with JER, the board of directors of Kronofusion will be comprised of two directors nominated by the shareholders of JER, and three directors nominated by the current management of Kronofusion.

The transaction will constitute a Reverse-Takeover under the policies of the TSX Venture Exchange and will require sponsorship by a member of the Exchange. The shares of Kronofusion will remain halted until the sponsor has filed a sponsorship acknowledgement form with the Exchange, and the Exchange has conducted a preliminary review of the transaction and completed background reviews of the proposed directors. On closing, Kronofusion will change its name to JER Envirotech International Corp., or similar name.

The names of the principal shareholders of JER whom collectively hold 84.64% of the common shares of JER, are as follows: Rafael A. Diego of Richmond, British Columbia; Julio M. Macaraig of Montreal, Quebec; Allan Grodan of Surrey, British Columbia; Bijay Singh of Surrey, British Columbia; and Sokhie Puar (SNJ Capital Ltd.) of Richmond, British Columbia. An additional 33 shareholders of JER collectively hold the remaining 15.36% of the issued and outstanding shares of JER. The letter of intent contemplates that the principal shareholders of JER will enter into a shareholders' agreement respecting the voting and dealing of their escrow shares, among other matters.

In connection with the transaction, Kronofusion will offer 1,700,000 units on a private placement basis at a price of $0.60 per unit, for proceeds of up to $1,020,000 if all units are sold. Each unit will consist of one post-consolidated common share and one warrant exerciseable to acquire an additional post-consolidated common share at a price of $0.70 in the first year, and $0.90 in the second year from the date of issuance. The proceeds will be applied to further development and marketing of JER's business and products, and to certain costs associated with completing the RTO with Kronofusion.

Prior to completion of the transaction, Kronofusion will advance up to $300,000 to JER as a non-interest bearing loan, in instalments of $50,000, subject to obtaining the prior acceptance of the Exchange. The first instalment is payable immediately upon Exchange acceptance of the loan, with the balance payable monthly instalments commencing upon entering into a formal agreement and ending upon completion of the reverse-takeover. The loan will be secured against the assets of JER and becomes repayable upon termination of the transaction.

Kronofusion will pay a finder's fee of 600,000 post-consolidated common shares in connection with the transaction, subject to Exchange acceptance.

On completion of the transaction, Kronofusion will also adopt a stock option plan reserving up to 10% of the number of surplus escrow shares plus up to 20% of the number of non-surplus escrow shares for grants of options to employees, management and consultants of the resulting company.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada, which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology. There are presently two initial purchase orders for products produced by JER using the composite formulations, from a North American auto parts manufacturer and a large Asian construction products distributor, respectively. These orders confirm the existence and size of the potential market for JER's wood-plastic composite products. JER is seeking additional capital to increase production capacity to meet requirements for further orders from these and other industry purchasers.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in all the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not been utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic, and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs. In the meantime, JER has a limited number of test results to point to that allow plastics companies and construction suppliers to compare the properties of JERtech™ products to other alternatives.

Kronofusion was previously in the business of providing wireless and web based solutions that enabled access to the user's PC or corporate server from any device, which Kronofusion discontinued in early 2003.

Proposed Board of Directors

On completion of the transaction it is expected that the board of directors will consist of Rafael A. Diego, Julio Macaraig II, Sokhie Puar, along with existing directors Peeyush Varshney and Praveen Varshney.

Mr. Rafael Diego is an entrepreneur with over thirty years of experience in building companies and developing business opportunities in both Asia and Canada. He has been President and CEO of JER Envirotech since it was started in 1997. He led the collaboration process between JER and the NRC, including all sourcing and supplying of materials and information needed for the joint research and development initiative. Mr. Diego has previously overseen the successful commercialization of various industrial coating products in Asia. From May 2000 to August 2002 he served as Deputy CEO and Director of Administration and Operations for an Asian company. In this capacity he was responsible for developing sales channels in North America while the company grew from US$30 million to US$70 million in revenue. Mr. Diego also spent 22 years as a self-employed distributor and business developer in Asia in the wholesale distribution of home appliances. Mr. Diego started and owns a company that distributes Alberta Angus Beef to the Philippines, and started a local tour operator focused on bringing Asian ranchers to Canada to learn about Canadian cattle practices. He has previously participated in APEC trade conferences. Mr. Diego has a Degree in Foreign Service from the University of Santo Tomas in Manila, the Philippines, and a Certificate in Management from the Department of Trade and Industry in the Philippines.

Mr. Julio Macaraig II has a broad range of consulting and engineering experience with a series of wood and paint products companies. He developed UV wood floor coating technology for a company in Singapore, where he also trained staff in coating technology, safety processes and quality control systems. He developed advanced paint formulations for wood, plastics and metals with Canlak Paints Ltd. in Daveluyville, Quebec. Mr. Macaraig worked at Sico Paints Inc. in Longueuil, Quebec as a senior paint formulator for seven years, where he developed a variety of new products in the industrial coatings and wood products divisions. He attended and led research and development seminars as a Sico representative at industry conferences. Mr. Macaraig has degree in Chemical Engineering from the University of Santo Tomas in Manila, the Philippines, a Certificate in Coating Technology from the Montreal Society for Coating Technology and a Science Degree from Concordia University in Montréal.

Mr. Sokhie Puar is the principal and founder of SNJ Capital Ltd., a Vancouver based venture capital firm since February 2000. From May of 2000 and prior to commencing SNJ Capital, he was Senior Vice President of Corporate Development for Capital Alliance Group. From January 1999 to April 2000 he was Vice President of Corporate Development for Infertek Inc. Previously, from 1987 to 1998, Sokhie was an Account Executive at Canaccord Capital Corporation and Noram Investments (USA). Mr. Puar has also served as a director and officer and provided corporate finance consulting services to a number of private and public companies. Mr. Puar holds a diploma in Mechanical Engineering and a Diploma in Business Administration, both from the British Columbia Institute of Technology.

Mr. Praveen Varshney has been a director and officer of Kronofusion since December 10, 2001. Mr. Varshney is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he acted in a similar capacity with Varshney Chowdhry Group of Companies since August of 1991 to December 31, 1999. He serves a director and officer with a number of public and private companies including Carmanah Technologies Corporation and AssistGlobal Technologies Inc. Mr. Varshney has been a member of the Vancouver chapter of The Young Entrepreneurs' Organization since 1996 and is currently on the chapter board. He is also a founding member of the Vancouver chapter of The IndUS Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is also a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards.

Mr. Peeyush Varshney has been a director and officer of Kronofusion since March 20, 2000. He is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he was a principal with Varshney Chowdhry Group of Companies since July 1996 to December 31, 1999. Mr. Varshney, a lawyer with experience in corporate, commercial and securities law, serves as a director and officer with a number of public and private companies including as corporate secretary of Carmanah Technologies Corporation. He obtained a Bachelor of Commerce degree in 1989 and a Bachelor of Laws degree in 1993, both from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

Other Matters

The closing of the transaction with JER is subject various conditions, including the following:

- Satisfactory due diligence review by each party, to be completed on or before April 30, 2004;
- The execution by or on behalf of each shareholder of a definitive agreement respecting the acquisition of JER and related transactions;
- A member of the Exchange agreeing to act as sponsor and filing and acceptable sponsor report with the Exchange;
- Shareholder approval of the transaction by a majority of the shareholders of Kronofusion;
- All necessary regulatory filings and approvals being made, including obtaining final Exchange acceptance to the reverse-takeover and related transactions; and
- Approval of the board of directors of both JER and Kronofusion to the reverse-takeover and related transactions.

The current policies of the Exchange require that Kronofusion engage a member of the Exchange to conduct a full sponsorship review of the company and the proposed transaction with JER. The Company is presently in negotiations to retain a member to act as sponsor in this regard. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained.

On behalf of the Board of Directors, we would like to thank our shareholders for their continued support.

"Praveen K. Varshney"

Praveen K. Varshney
Director

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended March 31, 2004


SEC MAIL
PROCESSING
RECEIVED
AUG 11 2006
WASH., D.C.
190
SECTION

1.1 Date

This Management's Discussion and Analysis ("MD&A") of Consolidated Kronofusion Technologies Inc. ("Kronofusion" or the "Company") has been prepared by management as of May 13, 2004 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the three months ended March 31, 2004 and 2003 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2003 and 2002, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

The Company through a wholly-owned subsidiary was engaged in the business of developing technologies to become an emerging provider of remote access technologies and services. In 2002, the Company had suspended its operations and wrote-off its subsidiary and all of its assets. As a result, these financial statements have been prepared on a non-consolidated basis.

In 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and consolidated its share capital on a basis of four old shares for one new share.

During the period, the Company entered into a letter of intent with JER Envirotech Ltd. ("JER"), developer of unique wood-plastic composites that utilize recycled wood and plastics, and its shareholders to acquire all of the issued and outstanding shares of JER. See Item 1.11 for a full disclosure on the proposed transaction

1.3 Selected Annual Information

Not applicable.

1.4 Results of Operations

For the three months ended March 31, 2004, the Company recorded a loss of $68,656 or $0.01 per share as compared to a loss of $58,195 or $0.00 per share for the same period in 2003, an increase in loss by $10,461. The increase in loss was primarily attributable to the settlement in small claims court of $10,000 to former employees of the Company and compensation expense of $5,534 for stock options granted to a director.

During the period, the Company utilized $86,576 for operations and received $465,300 from shares subscriptions and $9,000 from exercise of warrants. Net increase in cash for the three months ended March 31, 2004, was $387,724 leaving cash on hand of $564,009.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
March 31, 2004	$ 424	$ (68,656)	$ (0.01)
December 31, 2003	$ 463	$ (64,716)	$ (0.01)
September 30, 2003	31	(30,108)	(0.00)
June 30, 2003	15	(38,675)	(0.00)
March 31, 2003	68	(58,195)	(0.00)
	$ 577	$ (191,694)	$ (0.01)
December 31, 2002	$ 134,147	$ (167,311)	$0.01
September 30, 2002	18,340	(266,580)	(0.00)
June 30, 2002	1,465	(290,239)	(0.02)
March 31, 2002	1,751	(317,800)	(0.03)
	$155,703	$ (1,041,930)	$ (0.01)

1.6/1.7 Liquidity and Capital Resources

The Company reported a working capital of $125,088 at March 31, 2004 compared to a working capital of $179,106 at December 31, 2003, representing a decrease in working capital by $54,018. As at March 31, 2004, the Company had net cash on hand of $564,009 compared to $176,285 at December 31, 2003. Financing for the Company's operations was funded primarily through a non-brokered private placement of 3,000,000 units at a price of $0.11 per unit for gross proceeds of $330,000, the exercise of 153,625 options at a price of $0.12 per share during the year ended December 31, 2003 and the exercise of 60,000 share purchase warrants at a price of $0.15 per share during the period ended March 31, 2004.

Current asset excluding cash at March 31, 2004 consists of goods and services taxes recoverable of $3,403 and prepaid expenses of $27,574.

Current liabilities as at March 31, 2004 increased by $482 due to an increase in accounts payable and accrued liabilities.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

The period end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1) Effective December 10, 2001, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company wholly-owned by Peeyush Varshney and Praveen Varshney, directors and officers of the Company, pursuant to which the

Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $6,000 per month for management services. Effective July 1, 2003, the monthly management fee had been reduced to $3,500 as a result of the Company lack of working capital at that time. This agreement expires in December 2004.

During the period, the Company paid $7,500 for management fees and $3,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $4,836. Afrasia is an oil and gas exploration company.

1.10 Fourth Quarter

During the quarter ended March 31, 2004, the Company entered into a letter of intent with JER Envirotech Ltd. See "*1.11 – Proposed Transactions*".

1.11 Proposed Transactions

Letter of intent with JER Envirotech Ltd.

On March 15, 2004, the Company entered into a letter of intent with JER Envirotech Ltd. ("JER") and its shareholders to acquire all of the issued and outstanding shares of JER. Founded in 1997, JER is a Richmond, British Columbia based developer of unique wood-plastic composites that utilize recycled wood and plastics. JER's composites are suited to applications across many industries but JER is initially focusing on the construction and automobile parts industries, both of which are seeking environmentally efficient alternatives to wood and plastic products presently used.

Under the terms of the letter of intent, Kronofusion will consolidate its share capital on a two existing shares for each new share basis. Kronofusion will then issue a total of 9,450,668 post-consolidated common shares to the shareholders of JER to acquire all of the issued and outstanding JER shares. The Kronofusion shares will be issued at a deemed price of $0.36 per share for a total purchase price for the JER shares of $3,402,240. The Kronofusion shares to be issued in the transaction will be subject to escrow in accordance with the policies of the TSX Venture Exchange ("Exchange"), and will be released from escrow on the release dates prescribed for surplus securities. On completion of the transaction, Kronofusion will have a total of 12,719,618 common shares issued and outstanding, excluding the shares issued on the proposed financing. An additional 3,500,000 shares of Kronofusion will be reserved for issuance at a deemed price of $0.36 per share for release to existing management of JER on achieving certain milestones. On closing, the current principals of JER will also make available 10% of their shares of Kronofusion for transfer in connection with the hiring of any future key management personnel.

On closing of the transaction with JER, the board of directors of Kronofusion will be comprised of two directors nominated by the shareholders of JER, and three directors nominated by the current management of Kronofusion.

The transaction will constitute a reverse take-over under the policies of the Exchange and will require sponsorship by a member of the Exchange. The shares of Kronofusion will remain halted until the sponsor has filed a sponsorship acknowledgement form with the Exchange, and the Exchange has conducted a preliminary review of the transaction and completed background reviews of the proposed directors. On closing, Kronofusion will change its name to JER Envirotech International Corp., or similar name.

The principal shareholders of JER who collectively hold 84.64% of the common shares of JER, are as follows: Rafael A. Diego of Richmond, British Columbia; Julio M. Macaraig of Montreal, Quebec; Allan Grodan of Surrey, British Columbia;

Bijay Singh of Surrey, British Columbia; and Sokhie Puar (SNJ Capital Ltd.) of Richmond, British Columbia. An additional 33 shareholders of JER collectively hold the remaining 15.36% of the issued and outstanding shares of JER. The letter of intent contemplates that the principal shareholders of JER will enter into a shareholders' agreement respecting the voting and dealing of their escrow shares, among other matters.

In connection with the transaction, Kronofusion will offer 1,700,000 post-consolidated units on a private placement basis at a price of $0.60 per unit, for proceeds of up to $1,020,000 if all units are sold. Each unit will consist of one post-consolidated common share and one warrant exercisable to acquire an additional post-consolidated common share at a price of $0.70 in the first year, and $0.90 in the second year from the date of issuance. The proceeds will be applied to further development and marketing of JER's business and products, and to certain costs associated with completing the RTO with Kronofusion. A finder's fee will be payable on the private placement.

Prior to completion of the transaction, Kronofusion will advance up to $300,000 to JER as a non-interest bearing loan, in installments of $50,000, subject to obtaining the prior acceptance of the Exchange. The first installment has already been made upon the approval of the Exchange, with the balance payable in monthly installments commencing upon entering into a formal agreement and ending upon completion of the reverse take-over. The loan will be secured against the assets of JER and becomes repayable upon termination of the transaction.

Kronofusion will pay a finder's fee of 600,000 post-consolidated common shares in connection with the transaction, subject to Exchange acceptance.

On completion of the transaction, Kronofusion will also adopt a stock option plan reserving up to 10% of the number of surplus escrow shares plus up to 20% of the number of non-surplus escrow shares for grants of options to employees, management and consultants of the resulting company.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada, which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology. There are presently two initial purchase orders for products produced by JER using the composite formulations, from a North American auto parts manufacturer and a large Asian construction products distributor, respectively. These orders confirm the existence and size of the potential market for JER's wood-plastic composite products.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements

from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in all the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not been utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic, and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

Kronofusion was previously in the business of providing wireless and web based solutions that enabled access to the user's PC or corporate server from any device, which Kronofusion discontinued in early 2003.

Proposed Board of Directors

On completion of the transaction it is expected that the board of directors will consist of Rafael A. Diego, Julio Macaraig II, Sokhie Puar, along with existing directors Peeyush Varshney and Praveen Varshney.

Mr. Rafael Diego is an entrepreneur with over thirty years of experience in building companies and developing business opportunities in both Asia and Canada. He has been President and CEO of JER Envirotech since it was started in 1997. He led the collaboration process between JER and the NRC, including all sourcing and supplying of materials and information needed for the joint research and development initiative. Mr. Diego has previously overseen the successful commercialization of various industrial coating products in Asia. From May 2000 to August 2002 he served as Deputy CEO and Director of Administration and Operations for an Asian company. In this capacity he was responsible for developing sales channels in North America while the company grew from US$30 million to US$70 million in revenue. Mr. Diego also spent 22 years as a self-employed distributor and business developer in Asia in the wholesale distribution of home appliances. Mr. Diego started and owns a company that distributes Alberta Angus Beef to the Philippines, and

started a local tour operator focused on bringing Asian ranchers to Canada to learn about Canadian cattle practices. He has previously participated in APEC trade conferences. Mr. Diego has a Degree in Foreign Service from the University of Santo Tomas in Manila, the Philippines, and a Certificate in Management from the Department of Trade and Industry in the Philippines.

Mr. Julio Macaraig II has a broad range of consulting and engineering experience with a series of wood and paint products companies. He developed UV wood floor coating technology for a company in Singapore, where he also trained staff in coating technology, safety processes and quality control systems. He developed advanced paint formulations for wood, plastics and metals with Canlak Paints Ltd. in Daveluyville, Quebec. Mr. Macaraig worked at Sico Paints Inc. in Longueuil, Quebec as a senior paint formulator for seven years, where he developed a variety of new products in the industrial coatings and wood products divisions. He attended and led research and development seminars as a Sico representative at industry conferences. Mr. Macaraig has degree in Chemical Engineering from the University of Santo Tomas in Manila, the Philippines, a Certificate in Coating Technology from the Montreal Society for Coating Technology and a Science Degree from Concordia University in Montréal.

Mr. Sokhie Puar is the principal and founder of SNJ Capital Ltd., a Vancouver based venture capital firm since February 2000. From May of 2000 and prior to commencing SNJ Capital, he was Senior Vice President of Corporate Development for Capital Alliance Group. From January 1999 to April 2000 he was Vice President of Corporate Development for Infertek Inc. Previously, from 1987 to 1998, Sokhie was an Account Executive at Canaccord Capital Corporation and Noram Investments (USA). Mr. Puar has also served as a director and officer and provided corporate finance consulting services to a number of private and public companies. Mr. Puar holds a diploma in Mechanical Engineering and a Diploma in Business Administration, both from the British Columbia Institute of Technology.

Mr. Praveen Varshney has been a director and officer of Kronofusion since December 10, 2001. Mr. Varshney is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he acted in a similar capacity with Varshney Chowdhry Group of Companies since August of 1991 to December 31, 1999. He serves a director and officer with a number of public and private companies including Carmanah Technologies Corporation and AssistGlobal Technologies Inc. Mr. Varshney has been a member of the Vancouver chapter of The Young Entrepreneurs' Organization since 1996 and is currently on the chapter board. He is also a founding member of the Vancouver chapter of The IndUS Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is also a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards.

Mr. Peeyush Varshney has been a director and officer of Kronofusion since March 20, 2000. He is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he was a principal with Varshney Chowdhry Group of Companies since July 1996 to December 31, 1999. Mr. Varshney, a lawyer with experience in corporate, commercial and securities law, serves as a director and officer with a number of public and private companies including as corporate secretary of Carmanah Technologies Corporation. He obtained a Bachelor of Commerce degree in 1989 and a Bachelor of Laws degree in 1993, both from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

Other Matters

The closing of the transaction with JER is subject various conditions, including the following:

- Satisfactory due diligence review by each party, to be completed on or before April 30, 2004;

- The execution by or on behalf of each shareholder of a definitive agreement respecting the acquisition of JER and related transactions;
- A member of the Exchange agreeing to act as sponsor and filing an acceptable sponsor report with the Exchange;
- Shareholder approval of the transaction by a majority of the shareholders of Kronofusion;
- All necessary regulatory filings and approvals being made, including obtaining final Exchange acceptance to the reverse take-over and related transactions; and
- Approval of the board of directors of both JER and Kronofusion to the reverse take-over and related transactions.

The current policies of the Exchange require that Kronofusion engage a member of the Exchange to conduct a full sponsorship review of the company and the proposed transaction with JER. The Company has retained Canaccord Capital Corporation as a sponsor in this regard. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $243,391 for the year ended December 31, 2002, and by $31,064 for the year ended December 31, 2003, to increase deficit by $274,455 as at December 31, 2003 (2002 – $243,391), and to increase contributed surplus by $274,455 as at December 31, 2003 (2002 – $243,391).

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, GST recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities and shares subscriptions. The fair values of these financial instruments approximate their carrying values.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Peeyush K. Varshney"

Peeyush K. Varshney
President and Director
May 13, 2004

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
Six months ended June 30, 2004
(Unaudited – Prepared by Management)


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 1 2006
WASH., D.C.
190

1.1 Date

This Management Discussion and Analysis ("MD&A") of Consolidated Kronofusion Technologies Inc. ("Kronofusion" or the "Company") has been prepared by management as of August 25, 2004 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the six months ended June 30, 2004 and 2003 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2003 and 2002, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

The Company, through a wholly-owned subsidiary, was engaged in the business of developing technologies to become an emerging provider of remote access technologies and services. In 2002, the Company suspended its operations and wrote-off its subsidiary and all of its assets. As a result, these financial statements have been prepared on a non-consolidated basis.

In 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and consolidated its share capital on the basis of four old shares for one new share.

During the period, the Company entered into a definitive Share Exchange Agreement dated June 2, 2004 with JER Envirotech Ltd. ("JER"), a developer of unique wood-plastic composites that utilize recycled plastics and wood, and its shareholders to acquire all of the issued and outstanding shares of JER. The transaction will constitute a reverse take-over of JER under the policies of the TSX Venture Exchange (the "Exchange"). Canaccord Capital Corporation has agreed to act as sponsor in connection with the transaction. See Item 1.11 for full disclosure on the proposed transaction.

At the Company's annual general meeting of shareholders held on May 25, 2004, the shareholders elected the following individuals to constitute the board of directors of the Company: Rafael A. Diego, Julio Macaraig II, William Crostic, Peeyush Varshney, Praveen Varshney and Sokhie Puar. Subsequent to the meeting, the new board appointed Rafael A. Diego as President and Chief Executive Officer, Peeyush Varshney as Corporate Secretary and Praveen Varshney as Chief Financial Officer.

At the meeting, the shareholders also approved the following transactions:

(a) the consolidation of the Company's shares on a one new share for every two old shares basis;

(b) change of name to JER Envirotech International Corp. The name change and share consolidation will not take effect until the Exchange has accepted the reverse take-over transaction with JER; and

(c) the Company's stock option plan reserving up to 10% of the Company's issued and outstanding shares on a rolling basis.

During the period, the Company has received subscriptions for a total of $557,700 pursuant to a private placement offering. On closing of the offering, the Company will issue 1,751,998 post-consolidated units at $0.60 per unit for proceeds of $1,051,199. Each unit will consist of one common share and one common share purchase warrant. Each share purchase warrant will be exercisable to acquire an additional share at a price of $0.70 in the first year and $0.90 in the second year from closing. The Company will pay a cash finder's fee of $58,744 in connection with the private placement.

During the period, the Company granted incentive stock options to directors, officers, consultants and employees of the Company, exerciseable to acquire 970,000 post-consolidated common shares. The stock options are exercisable at a price of $0.60 per share up to and including June 24, 2009.

1.3 Selected Annual Information

Not applicable.

1.4 Results of Operations

For the six months ended June 30, 2004, the Company recorded a loss of $142,011 or $0.03 per share as compared to a loss of $96,871 or $0.01 per share for the same period in 2003, an increase in loss by $45,140. The increase in loss was primarily attributable to the settlement of claims in the amount of $10,000 with former employees of the Company and compensation expense of $9,182 for stock options granted to a director.

During the period, the Company utilized $158,723 for operations and received $557,700 from share subscriptions and $9,000 from the exercise of warrants. Net increase in cash for the six months ended June 30, 2004, was $307,977 leaving cash on hand of $484,262.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last ten reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
June 30, 2004	$ 332	$ (73,355)	$ (0.01)
March 31, 2004	$ 424	$ (68,656)	$ (0.01)
	$ 756	$ (142,011)	$ (0.03)

December 31, 2003	$ 463	$ (64,716)	$ (0.01)
September 30, 2003	31	(30,108)	(0.00)
June 30, 2003	15	(38,675)	(0.00)
March 31, 2003	68	(58,195)	(0.00)
	$ 577	$ (191,694)	$ (0.01)
December 31, 2002	$ 134,147	$ (167,311)	$ (0.09)
September 30, 2002	18,340	(266,580)	(0.00)
June 30, 2002	1,465	(290,239)	(0.02)
March 31, 2002	1,751	(317,800)	(0.03)
	$ 155,703	$ (1,041,930)	$ (0.08)

1.6/1.7 Liquidity and Capital Resources

The Company reported working capital of $55,484 for the six months ended June 30, 2004 compared to working capital of $179,106 at December 31, 2003, representing a decrease in working capital by $123,622. As at June 30, 2004, the Company had net cash on hand of $484,262 compared to $176,285 at December 31, 2003. Financing for the Company's operations was funded primarily through a non-brokered private placement of 3,000,000 units at a price of $0.11 per unit for gross proceeds of $330,000, the exercise of 153,625 options at a price of $0.12 per share during the year ended December 31, 2003 and the exercise of 60,000 share purchase warrants at a price of $0.15 per share during the six months ended June 30, 2004.

Current assets excluding cash at June 30, 2004 consist of goods and services taxes recoverable of $5,378 and prepaid expenses of $25,239.

Current liabilities as at June 30, 2004 increased by $555,279 due to an increase in accounts payable and accrued liabilities.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective December 10, 2001, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $6,000 per month for management services. Effective July 1, 2003, the monthly management fee had been reduced to $3,500 as a result of the Company's lack of working capital at that time. This agreement expires in December 2004.

During the six months ended June 30, 2004, the Company paid $22,500 for management fees and $6,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $9,861. Afrasia is an oil and gas exploration company.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

Share Exchange Agreement with JER Envirotech Ltd.

On June 2, 2004, the Company entered into a definitive Share Exchange Agreement ("Agreement") with JER and its shareholders to acquire all of the issued and outstanding shares of JER. Founded in 1997, JER is a Richmond, British Columbia, based developer of unique wood-plastic composites that utilize recycled plastics and wood. JER's composites are suited to applications across many industries but JER is initially focusing on the construction and automobile parts industries, both of which are seeking environmentally efficient alternatives to wood and plastic products presently used.

The transaction will constitute a reverse take-over of JER under the policies of the Exchange. Canaccord Capital Corporation has agreed to act as sponsor in connection with the transaction.

Under the terms of the Agreement, Kronofusion will consolidate its share capital on a two existing shares for each one new share basis. Kronofusion will then issue a total of 9,450,668 post-consolidated common shares to the shareholders of JER to acquire all of the issued and outstanding JER shares. The Kronofusion shares will be issued at a deemed price of $0.36 per share for a total purchase price for the JER shares of $3,402,240. The Kronofusion shares to be issued in the transaction will be subject to escrow in accordance with the policies of the Exchange, and will be released from escrow on the release dates prescribed for surplus securities. On completion of the transaction, Kronofusion will have a total of 12,719,618 common shares issued and outstanding, excluding the shares issued on the proposed financing. An additional 3,500,000 shares of Kronofusion will be reserved for issuance at a deemed price of $0.36 per share for release to existing management of JER on achieving certain milestones. On closing, the current principals of JER will also make available 10% of their shares of Kronofusion for transfer in connection with the hiring of any future key management personnel.

The principal shareholders of JER, who collectively hold 84.64% of the common shares of JER, are as follows: Rafael A. Diego of Richmond, British Columbia; Julio M. Macaraig of Montreal, Quebec; Allan Grodan of Surrey, British Columbia; Bijay Singh of Surrey, British Columbia; and Sokhie Puar (SNJ Capital Ltd.) of Richmond, British Columbia. An additional 33 shareholders of JER collectively hold the remaining 15.36% of the issued and outstanding shares of JER. The Agreement contemplates that the principal shareholders of JER will enter into a shareholders' agreement respecting the voting and dealing of their escrow shares, among other matters.

In connection with the transaction, Kronofusion will offer 1,751,998 post-consolidated units on a private placement basis at a price of $0.60 per unit, for proceeds of up to $1,051,199 if all units are sold. Each unit will consist of one post-consolidated common share and one warrant exercisable to acquire an additional post-consolidated common share at a price of $0.70 in the first year, and $0.90 in the second year from the date of issuance. The proceeds will be applied to further development and marketing of JER's business and products, and to certain costs associated with completing the RTO with Kronofusion. A finder's fee will be payable on the private placement.

Prior to completion of the transaction, Kronofusion will advance up to $300,000 to JER as a non-interest bearing loan, in installments of $50,000, subject to obtaining the prior acceptance of the Exchange. The loan will be secured against the assets of JER and becomes repayable upon termination of the transaction. To date the Company has advanced $200,000 in this regard.

Kronofusion will pay a finder's fee of 600,000 post-consolidated common shares in connection with the transaction, subject to Exchange acceptance.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada, which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology. There are presently two initial purchase orders for products produced by JER using the composite formulations, from a North American auto parts manufacturer and a large Asian construction products distributor, respectively. These orders confirm the existence and size of the potential market for JER's wood-plastic composite products.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking

markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

Board of Directors

At the Company's annual general meeting, in May 2004, the shareholders elected the following individuals to constitute the board of directors of the Company:

Mr. Rafael Diego is an entrepreneur with over thirty years of experience in building companies and developing business opportunities in both Asia and Canada. He has been President and CEO of JER Envirotech since it was started in 1997. He led the collaboration process between JER and the NRC, including all sourcing and supplying of materials and information needed for the joint research and development initiative. Mr. Diego has previously overseen the successful commercialization of various industrial coating products in Asia. From May 2000 to August 2002 he served as Deputy CEO and Director of Administration and Operations for an Asian company. In this capacity he was responsible for developing sales channels in North America while the company grew from US$30 million to US$70 million in revenue. Mr. Diego also spent 22 years as a self-employed distributor and business developer in Asia in the wholesale distribution of home appliances. Mr. Diego founded and owns a company that distributes Alberta Angus Beef to the Philippines, and started a local tour operator focused on bringing Asian ranchers to Canada to learn about Canadian cattle practices. He has previously participated in APEC trade conferences. Mr. Diego has a Degree in Foreign Service from the University of Santo Tomas in Manila, the Philippines, and a Certificate in Management from the Department of Trade and Industry in the Philippines.

Mr. Julio Macaraig II has a broad range of consulting and engineering experience with a series of wood and paint products companies. He developed UV wood floor coating technology for a company in Singapore, where he also trained staff in coating technology, safety processes and quality control systems. He developed advanced paint formulations for wood, plastics and metals with Canlak Paints Ltd. in Daveluyville, Quebec. Mr. Macaraig worked at Sico Paints Inc. in Longueuil, Quebec, as a senior paint formulator for seven years, where he developed a variety of new products in the industrial coatings and wood products divisions. He attended and led research and development seminars as a Sico representative at industry conferences. Mr. Macaraig has degree in Chemical Engineering from the University of Santo Tomas in Manila, the Philippines, a Certificate in Coating Technology from the Montreal Society for Coating Technology and a Science Degree from Concordia University in Montréal.

Mr. Sokhie Puar is the principal and founder of SNJ Capital Ltd., a Vancouver based venture capital firm, since February 2000. From May of 2000 and prior to commencing SNJ Capital, he was Senior Vice President of Corporate Development for Capital Alliance Group. From January 1999 to April 2000 he was Vice President of Corporate Development for Infertek Inc. Previously, from 1987 to 1998, Sokhie was an Account Executive at Canaccord Capital Corporation and Noram Investments (USA). Mr. Puar has also served as a director and officer and provided corporate finance consulting services to a number of private and public companies. Mr. Puar holds a diploma in Mechanical Engineering and a Diploma in Business Administration, both from the British Columbia Institute of Technology.

Mr. Praveen Varshney has been a director and officer of Kronofusion since December 10, 2001. Mr. Varshney is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he acted in a similar capacity with Varshney Chowdhry Group of Companies from August of 1991 to December 31, 1999. He serves a director and officer with a number of public and private companies including Carmanah Technologies Corporation and AssistGlobal Technologies Inc. Mr. Varshney has been a member of the Vancouver chapter of The Young Entrepreneurs' Organization since 1996 and is currently on the chapter board. He is also a founding member of the Vancouver chapter of The IndUS Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is also a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards.

Mr. Peeyush Varshney has been a director and officer of Kronofusion since March 20, 2000. He is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he was a principal with Varshney Chowdhry Group of Companies from July 1996 to December 31, 1999. Mr. Varshney, a lawyer with experience in corporate, commercial and securities law, serves as a director and officer with a number of public and private companies including as corporate secretary of Carmanah Technologies Corporation. He obtained a Bachelor of Commerce degree in 1989 and a Bachelor of Laws degree in 1993, both from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively

adopting the fair value based method is to increase net loss by $243,391 for the year ended December 31, 2002, and by $31,064 for the year ended December 31, 2003, to increase deficit by $274,455 as at December 31, 2003 (2002 – $243,391), and to increase contributed surplus by $274,455 as at December 31, 2003 (2002 – $243,391).

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, GST recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities and shares subscriptions. The fair values of these financial instruments approximate their carrying values.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Peeyush K. Varshney"

Peeyush K. Varshney
President and Director
August 25, 2004

JER Envirotech


Improving wood
Preserving forests

November 15, 2004

British Columbia Securities Commission
12th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2


SEC MAIL PROCESSING
RECEIVED
AUG 11 2006
WASH, D.C.
190
SECTION

Attention: Executive Director

and to

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, AB T5K 3Z5

Attention: Executive Director

Dear Sirs:

Re: JER ENVIROTECH INTERNATIONAL CORP. (the "Company")
(formerly Consolidated Kronofusion Technologies Inc.)
National Instrument 51-102 – Change in Corporate Structure

This letter is intended as a notice setting forth certain matters pursuant to sections 4.9 & 4.10 of National Instrument 51-102 relating to the reverse takeover of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) by JER Envirotech Ltd. effective September 21, 2004.

1. Nature of Transaction

Reverse Takeover of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) ("Reporting Issuer") by JER Envirotech Ltd. ("Reverse Takeover Acquirer").

2. Effective Date of Transaction

September 21, 2004

3. Change in Name of the Reporting Issuer

From Consolidated Kronofusion Technologies Inc. to JER Envirotech International Corp.

4. Change in Financial Year End of Reporting Issuer

The Reporting Issuer changes its year end to be the same as that of the Reverse Takeover Acquirer as follows:

(a) From December 31 to August 31;

(b) The last financial year-end of the Reporting Issuer was December 31, 2003.

5. **Approvals Required to Effect Transaction**

(a) TSX Venture Exchange acceptance received on September 21, 2004 for the reverse takeover transaction; and

(b) Shareholder approval for the name change to JER Envirotech International Corp. received on May 25, 2004.

6. **Financial Statements of the Reverse Takeover Acquirer for Periods Ending before a Reverse Takeover**

(a) audited financial statements of the Reverse Takeover Acquirer for the period ended March 31, 2004 and for the years ended August 31, 2003 and 2002 were filed with the Company's Filing Statement dated September 14, 2004;

(b) audited financial statements of the Reverse Takeover Acquirer for the year ended August 31, 2004 will be filed on or before December 29, 2004, being 120 days after the end of the financial year.

7. **Annual and Interim Financial Statements and Reporting Periods for New Financial Year**

(a) the consolidated financial statements of the combined entity are issued under the name of the Reporting Issuer but are considered a continuation of the financial statements of the Reverse Takeover Acquirer;

(b) the period to be covered in the annual consolidated financial statements to be filed for the Company's New Financial Year is September 1, 2004 to August 31, 2005 and such filing is to be made on or before December 29, 2005, being 120 days after the end of the financial year;

(c) the Company will file interim consolidated financial statements based on the interim reporting periods in its New Financial Year; and

(d) the periods to be covered in the interim consolidated financial statements to be filed for the Company's New Financial Year are as follows:

Interim Reporting Periods	Filing Deadlines
September 1, 2004 to November 30, 2004	January 29, 2005
December 1, 2004 to February 28, 2005	April 29, 2005
March 1, 2005 to May 31, 2005	July 30, 2005

DATED at Vancouver, British Columbia, on November 15, 2004.

Yours truly,

JER ENVIROTECH INTERNATIONAL CORP.

Per: *"Peeyush Varshney"*

Peeyush Varshney
Director


SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2006
WASH., D.C. 190 SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended November 30, 2004
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

Management Discussion & Analysis
November 30, 2004

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of January 28, 2005 and should be read in conjunction with the unaudited consolidated interim financial statements and related notes thereto of the Company for the three months ended November 30, 2004 and 2003 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

The Company, through a wholly-owned subsidiary, was engaged in the business of developing technologies to become an emerging provider of remote access technologies and services. In 2002, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

In 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and consolidated its share capital on the basis of four old shares for one new share.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER Envirotech Ltd. ("JER") and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover ("RTO") in accordance with the policies of the TSX Venture Exchange ("Exchange").

The shares issued under this Agreement were placed in escrow and will be released as to 5% on closing of the RTO, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO") whereby JER & PGCO incorporated a joint venture company, JER Manufacturing B.C. Ltd. ("JER JV"), which is owned 75% by JER and 25% by PGCO. PGCO contributed $650,000 (the "Preferred Contribution") to JER JV and JER contributed a technology for the development and commercialization of WPC product manufactured using

recycled wood and plastic materials. The JER JV will operate a facility for the manufacture of its WPC materials. The Preferred Contribution will be paid back at the discretion of JER JV's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the Preferred Contribution) before any profits are otherwise shared among the shareholders on a pro-rata basis. The Preferred Contribution is secured by 1,000,000 common shares of the Company owned by a director and a shareholder of the Company.

The Company issued 117,188 common shares to an arm's length party as a finder's fee for assisting in the $650,000 funding of JER JV. In addition, 271,428 bonus shares were issued to a director and a shareholder of the Company as consideration for their pledge of shares, held in trust, as collateral until the repayment of the Loan.

In conjunction with the RTO, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding.

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada, which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology. There are presently two initial purchase orders for products produced by JER using the composite formulations, from a North American auto parts manufacturer and a large Asian construction products distributor, respectively. These orders confirm the existence and size of the potential market for JER's wood-plastic composite products.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project

for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to

cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

Board of Directors

At the Company's annual general meeting, in May 2004, the shareholders elected the following individuals to constitute the board of directors of the Company:

Mr. Rafael Diego is an entrepreneur with over thirty years of experience in building companies and developing business opportunities in both Asia and Canada. He has been President and CEO of JER Envirotech since it was started in 1997. He led the collaboration process between JER and the NRC, including all sourcing and supplying of materials and information needed for the joint research and development initiative. Mr. Diego has previously overseen the successful

commercialization of various industrial coating products in Asia. From May 2000 to August 2002 he served as Deputy CEO and Director of Administration and Operations for an Asian company. In this capacity he was responsible for developing sales channels in North America while the company grew from US$30 million to US$70 million in revenue. Mr. Diego also spent 22 years as a self-employed distributor and business developer in Asia in the wholesale distribution of home appliances. Mr. Diego founded and owns a company that distributes Alberta Angus Beef to the Philippines, and started a local tour operator focused on bringing Asian ranchers to Canada to learn about Canadian cattle practices. He has previously participated in APEC trade conferences. Mr. Diego has a Degree in Foreign Service from the University of Santo Tomas in Manila, the Philippines, and a Certificate in Management from the Department of Trade and Industry in the Philippines.

Mr. Julio Macaraig II has a broad range of consulting and engineering experience with a series of wood and paint products companies. He developed UV wood floor coating technology for a company in Singapore, where he also trained staff in coating technology, safety processes and quality control systems. He developed advanced paint formulations for wood, plastics and metals with Canlak Paints Ltd. in Daveluyville, Quebec. Mr. Macaraig worked at Sico Paints Inc. in Longueuil, Quebec, as a senior paint formulator for seven years, where he developed a variety of new products in the industrial coatings and wood products divisions. He attended and led research and development seminars as a Sico representative at industry conferences. Mr. Macaraig has degree in Chemical Engineering from the University of Santo Tomas in Manila, the Philippines, a Certificate in Coating Technology from the Montreal Society for Coating Technology and a Science Degree from Concordia University in Montréal.

Mr. Sokhie Puar is the principal and founder of SNJ Capital Ltd., a Vancouver based venture capital firm, since February 2000. From May of 2000 and prior to commencing SNJ Capital, he was Senior Vice President of Corporate Development for Capital Alliance Group. From January 1999 to April 2000 he was Vice President of Corporate Development for Infertek Inc. Previously, from 1987 to 1998, Sokhie was an Account Executive at Canaccord Capital Corporation and Noram Investments (USA). Mr. Puar has also served as a director and officer and provided corporate finance consulting services to a number of private and public companies. Mr. Puar holds a diploma in Mechanical Engineering and a Diploma in Business Administration, both from the British Columbia Institute of Technology.

Mr. Praveen Varshney has been a director and officer of Kronofusion since December 10, 2001. Mr. Varshney is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he acted in a similar capacity with Varshney Chowdhry Group of Companies from August of 1991 to December 31, 1999. He serves a director and officer with a number of public and private companies including Carmanah Technologies Corporation and AssistGlobal Technologies Inc. Mr. Varshney has been a member of the Vancouver chapter of The Young Entrepreneurs' Organization since 1996 and is currently on the chapter board. He is also a founding member of the Vancouver chapter of The IndUS Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is also a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards.

Mr. Peeyush Varshney has been a director and officer of Kronofusion since March 20, 2000. He is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he was a principal with Varshney Chowdhry Group of Companies from July 1996 to December 31, 1999. Mr. Varshney, a lawyer with experience in corporate, commercial and securities law, serves as a director and officer

with a number of public and private companies including as corporate secretary of Carmanah Technologies Corporation. He obtained a Bachelor of Commerce degree in 1989 and a Bachelor of Laws degree in 1993, both from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

1.3 Selected Annual Information

Not applicable.

1.4 Results of Operations

For the three months ended November 30, 2004, the Company recorded a loss of $378,401 or $0.02 per share as compared to a loss of $39,427 or $6.04 per share for the same period in 2003, an increase in loss by $338,974. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO. See 1.2.

During the period, the Company started earning revenues and recorded a gross profit of $(1,208).

During the period, the Company recorded $130,322 (2003 - $nil) in compensation expense, under the fair value based method, in its statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last reported quarter:

Quarter ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
November 30, 2004	$ 8,347	$ (1,258)	$ (373,271)	$ (0.02)

The Company was not a reporting issuer prior to the date of the RTO; therefore, the quarterly information has not been included.

1.6/1.7 Liquidity and Capital Resources

The Company reported working capital of $234,907 for the three months ended November 30, 2004 compared to working capital of $147,664 at August 31, 2004, representing an increase in working capital by $132,571. As at November 30, 2004, the Company had net cash on hand of $95,726 compared to $41,670 at August 31, 2004.

Current assets excluding cash at November 30, 2004 consist of Receivables of $23,157, GST recoverable of $84,801, Inventories of $97,204 and prepaid expenses and deposits of $68,365 while current liabilities as at November 30, 2004 consist of accounts payable and accrued liabilities of $134,346.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$955,044	$399,024	$266,890	$289,130
Management agreements [2]	$216,000	$216,000	$nil	$nil

[1] The Company has entered into lease agreements for its office premises.
[2] The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.

During the period, the Company entered into an agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company. No amounts have yet been advanced in respect of this agreement.

During the period, the Company utilized $317,591 for operations and utilized $908,345 for the purchase of equipment which includes the deposit of $235,218 paid during the year ended August 31, 2004.

During the period, the Company received $1,044,774 from the issuance of shares by way of private placement in conjunction with the RTO (see item 1.2 above) and exercises of options and warrants. During the period, the Company received an additional $250,000 loan in connection with the joint venture agreement dated June 30, 2004 with PGCO (See item 1.2). The total loan received from PGCO at November 30, 2004 is $650,000.

Financing for the Company's operations was funded primarily through a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200, the exercise of 30,500 options at a price of $0.24 per share during the period ended November 30, 2004 and the exercise of 83,750 share purchase warrants at a price of $0.24 per share during the three months ended November 30, 2004 for aggregate proceeds of $32,445.

At November 30, 2004, the Company has only recently commenced earning revenue and has an accumulated deficit as at November 30, 2004 of $973,231, including a loss for the three months ended November 30, 2004 of $378,401. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses and commitments, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the board of directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective September 2004, the Company entered into a Management and Administrative Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. This agreement expires in September 2007.

During the three months ended November 30, 2004, the Company paid $10,000 for management fees and $2,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $3,459. Afrasia is an oil and gas exploration company.

(3) During the period, the Company paid salaries of $30,000 to directors of the Company.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the period, the Company granted stock options to directors, officers and employees as set out in Note 8.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables, GST recoverable, inventories, prepaid expenses and deposits and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted, due to their immediate or short term maturity.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Sokhie Puar"

Sokhie Puar
Director
January 28, 2005

JER ENVIROTECH INTERNATIONAL CORP.



JER Envirotech

WOOD-THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

NEWS RELEASE


SEC MAIL
JUN 2 7 2006
WASH. D.C.

September 21, 2004
(No.2004-09-03)

Acquisition of JER Envirotech Ltd.

Vancouver, B.C. - September 21, 2004, - JER Envirotech International Corp. (TSX.V: JER) (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") is pleased to announce that it has completed a reverse take-over of JER Envirotech Ltd. ("JER Envirotech") through the acquisition of all of the issued and outstanding shares of JER Envirotech.

In exchange for the shares of JER Envirotech, the Company issued 9,450,668 post-consolidated common shares to the shareholders of JER Envirotech at a deemed price per share of $0.36 for a total deemed consideration of $3,402,240. A total of 8,200,000 of the shares issued in the transaction are subject to escrow in accordance with the policies of the TSX Venture Exchange, and will be released from escrow over six years on the release dates prescribed for Tier 2 surplus securities.

An additional 3,500,000 performance shares of the Company have been reserved for issuance at a deemed price of $0.36 per share, of which 1,803,900 shares are to be issued to Mr. Rafael A. Diego and 1,696,100 shares are to be issued to Mr. Julio M. Macaraig, upon JER Envirotech achieving certain revenue and earnings milestones. Any performance shares issued will be deposited into escrow if issued earlier than the release dates prescribed for Tier 2 surplus securities had the performance shares been subject to escrow on the closing of the reverse take-over.

On closing of the reverse take-over, Mr. Rafael A. Diego, the President and a director, held 3,000,988 shares of the Company representing 19.8% of the issued and outstanding shares prior to the exercise of options, and prior to the issuance of any performance shares. Mr. Julio M. Macaraig II, a director, held 2,820,980 shares representing 18.6% of the issued and outstanding shares prior to the exercise of options, and prior to the issuance of any performance shares. Although Messrs. Diego and Macaraig may increase their beneficial ownership of, or control or direction over, shares of the Company from time to time, they have no present intention to do so other than upon the exercise of incentive stock options and the issuance of the performance shares when earned.

In connection with the reverse take-over, the Company has filed a Filing Statement with the TSX Venture Exchange, a copy of which may be viewed at www.sedar.com. The Filing Statement contains disclosure on the business and affairs of the Company and JER Envirotech, including financial statements.

Name Change and Consolidation

Concurrently with the closing of the reverse take-over, the Company effected a consolidation of its share capital on a two old shares for each one new share basis. The Company has also changed its name from Consolidated Kronofusion Technologies Inc. to JER Envirotech International Corp. and will now trade on the TSX Venture Exchange under the symbol "JER".

Private Placement

The Company has also completed a $1,051,199 private placement consisting of 1,751,999 units of the Company at a post-consolidation price of $0.60 per unit. Each Unit is comprised of one common share and one common share purchase warrant. Each warrant may be exercised to purchase an additional share at a price of $0.70 in the first year or at a price of $0.90 in the second year, from the closing date. The proceeds of the offering will be applied towards the business operations of JER Envirotech and its joint venture subsidiaries, as well as to working capital.

Finder's Fee for Reverse Take-over

The Company paid a finder's fee of 422,108 post-consolidated common shares to Mr. Bijay Singh at a deemed price of $0.36 per share in connection with the reverse take-over. The shares are subject to escrow in accordance with the policies of the TSX Venture Exchange, and will be released from escrow over six years on the release dates prescribed for Tier 2 surplus securities.

Joint Venture Bonus Shares and Finder's Fee

The Company paid a bonus of 271,428 post-consolidated common shares to Messrs. Sokhie Puar and Bijay Singh in consideration for their agreeing to post 1,000,000 post-consolidated shares as security for the repayment of a $650,000 loan issued to JER Envirotech's joint venture subsidiary by PGCO Investments Ltd. in connection with a production facility being established in Delta, British Columbia. The joint venture subsidiary is 75% owned by JER Envirotech and 25% owned by PGCO Investments Ltd. The bonus shares will be subject to escrow in accordance with the policies of the TSX Venture Exchange, and will be released from escrow over six years on the release dates prescribed for Tier 2 surplus securities.

In addition, a finder's fee of 117,188 post-consolidated shares was paid to Beldev S. Grewal in connection with the investment by PGCO in the joint venture subsidiary.

The shares issued in connection with the share exchange, private placement, finders fees and bonus payment are subject to a four month hold period expiring January 21, 2005, as prescribed under applicable securities legislation and TSX Venture Exchange policies.

Stock Option Plan

The TSX Venture Exchange has accepted the Company's Stock Option Plan which was approved by shareholders at the Company's annual general meeting held on May 25, 2004. A maximum of 10% of the issued shares of the Company are reserved for issuance under the Plan.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For further information please contact:
Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

September 21, 2004

Item 3. Press Release

Issued on September 21, 2004, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) is pleased to announce that it has completed a reverse take-over of JER Envirotech Ltd. through the acquisition of all of the issued and outstanding shares of JER Envirotech Ltd.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of September 2004.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.



NEWS RELEASE


SEC MAIL
JUN 2 7 2006
WASH. D.C.

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

September 29, 2004
(No.2004-09-04)

JER Enters into a Joint-Venture for a Production Facility in British Columbia

Vancouver, B.C. - September 29, 2004, - JER Envirotech International Corp. (TSX.V: JER) (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") is pleased to announce that it has entered into a joint-venture agreement for the establishment of a production facility to be located in Delta, British Columbia.

The Company has entered in a joint-venture agreement with PGCO Investments Ltd. ("PGCO"), a private investment company located in Surrey, British Columbia, to form JER Manufacturing B.C. Ltd. ("JER B.C."). Pursuant to the agreement, PGCO will provide initial funding of $650,000 which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations, in exchange for a 25% equity interest in JER B.C. To date, JER B.C. has received $625,000 of these funds which are being used to establish the first line of production of JER wood-plastic composite compound ("WPC Compound"). Under the joint-venture agreement, PGCO has the right of first refusal to fund a second line of production.

The 22,000 square ft. production facility will be located at 7520 MacDonald Road, Delta, B.C. The Company expects to have the production facility operational by November 15, 2004. The plant will have the ability to produce up to 325,000 Kg of WPC Compound per month and the ability to produce up to 20,000 JERTech™ wallboards per month.

ABOUT JER

The Company is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China and India to produce WPC compound and related products for the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Mr. Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
Email: Info@jerenvirotech.com website: www.jerenvirotech.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. **Date of Material Change**

September 29, 2004

Item 3. **Press Release**

Issued on September 29, 2004, at Vancouver, BC Canada.

Item 4. **Summary of Material Change**

JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) is pleased to announce that it has entered into a joint-venture agreement for the establishment of a production facility to be located in Delta, British Columbia.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 29TH day of September 2004.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

NEWS RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH, D.C. 205 SECTION

October 1, 2004
(No.2004-10-05)

JER RETAINS MEDIA AND PUBLIC RELATIONS FIRM BEECHINOR & BARTON INC.

Vancouver, B.C. - October 1, 2004, - JER Envirotech International Corp. (TSX.V: JER) (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") is pleased to announce that it has retained the firm of Beechinor & Barton Inc. of Calgary, Alberta, to provide media and investor relations.

Beechinor & Barton is a media and investor relations consulting firm specializing in assisting companies design, implement and monitor strategies in the areas of shareholders communication and media and investor relations. The initial term of the agreement is for a period of 90 days and it will be renewable for a further 9 months at the option of the company. Beechinor & Barton will be compensated for the first 90 days with a monthly retainer of $2,500CDN and 20,000 options in the Company exercisable at $0.90 per share. The contract will be reviewed after the initial 90 day period and if renewed, new terms will be negotiated at that time.

ABOUT JER:

The Company is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China and India to produce WPC compound and related products for the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
Email: info@jerenvirotech.com website: www.jerenvirotech.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

October 1, 2004

Item 3. Press Release

Issued on October 1, 2004, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) is pleased to announce that it has retained the firm of Beechinor & Barton Inc. of Calgary, Alberta, to provide media and investor relations.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of October 2004.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

BRITISH COLUMBIA SECURITIES ACT
(the "Act")


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2006
D.C. 209
SECTION

Report of Acquisition Under Section 111 of the Act

1. NAME AND ADDRESS OF OFFEROR:

Julio Macaraig II
6151 Bassett Road
Richmond, BC
V7C 2Y3

2. NUMBER OF SECURITIES ACQUIRED:

2,824,155 common shares of JER Envirotech International Corp. (the "Company") at a deemed price of $0.36 per share issued pursuant to a Share Exchange Agreement dated June 2, 2004 between certain shareholders of JER Envirotech Ltd, JER Envirotech Ltd. ("JER Envirotech"), and the Company (the "Share Exchange").

1,695,954 common shares of the Company acquirable at a deemed price of $0.36 per share pursuant to the terms of a Share Earn Out Agreement dated June 2, 2004 between the Company, Rafael A. Diego and Julio M. Macaraig II as Principals of the Company.

Option to acquire 200,000 common shares of the Company at a purchase price of $0.60 per share up until June 24, 2004, pursuant to an stock option agreement dated June 23, 2004 between the Company and Mr. Macaraig.

3. NUMBER OF SECURITIES HELD IN THE COMPANY:

As a result of the share exchange, Mr. Macaraig holds 2,824,155 common shares of the Company, representing 18.58% of the Company's 15,200,674 currently issued and outstanding shares.

If Mr. Macaraig were to earn 100% of the shares available to him under the terms of the Share Earn Out Agreement and exercise his stock options, he would beneficially own 4,720,109 common shares of the Company, representing 27.61% of the Company's 17,096,628 then issued and outstanding shares.

4. MARKET OF ACQUISITION:

The securities were issued or allotted pursuant to privately negotiated transactions, 2,824,155 of which were issued to Mr. Macaraig pursuant to the Share Exchange Agreement and 1,695,954 of which were allotted to Mr. Macaraig pursuant to the Share Earn Out Agreement. The remaining 200,000 options were granted to Mr. Macaraig on June 23, 2004 pursuant to the Company's 2004 Stock Option Plan.

The Company's common shares are listed for trading on the TSX Venture Exchange.

5. PURPOSE OF ACQUISITION:

The securities were acquired for investment purposes only.

6. DESCRIPTION OF MATERIAL CHANGES SINCE PREVIOUS REPORT:

On September 21, 2004, the Company completed a Reverse Take-over of JER Envirotech whereby it acquired all of the issued and outstanding shares of JER Envirotech pursuant to a Share Exchange Agreement dated June 2, 2004.

Concurrently with the closing of the RTO, the Company effected a consolidation of its share capital on a two existing shares for each new share basis and changed its name from Consolidated Kronofusion Technologies, Inc. to JER Envirotech International Corp. The Company also completed a private placement of 1,751,992 units at a post-consolidated price of $0.60 per unit. Each unit consists of one post-consolidated common share and one warrant exercisable to acquire and additional post-consolidated common share at a price of $0.70 in the first year, and $0.90 in the second year from the date of issuance.

7. JOINT ACTORS:

There are no persons or companies acting jointly or in concert with Mr. Macaraig in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

DATED this 4th day of October, 2004.

"Julio Macaraig II"

JULIO MACARAIG II
OFFEROR

<u>BRITISH COLUMBIA SECURITIES ACT</u>
(the "Act")

Report of Acquisition Under Section 111 of the Act


SEC MAIL
PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C.
209
SECTION
RECEIVED
JUN 27 P 5:01
INTERNATIONAL
CORPORATE FINANCE

1. NAME AND ADDRESS OF OFFEROR:

Rafael A. Diego
9226 Capstan Way
Richmond, B.C.
V6X 3N6

2. NUMBER OF SECURITIES ACQUIRED:

3,004,155 common shares of JER Envirotech International Corp. (the "Company") at a deemed price of $0.36 per share issued pursuant to a Share Exchange Agreement dated June 2, 2004 between certain shareholders of JER Envirotech Ltd, JER Envirotech Ltd. ("JER Envirotech"), and the Company (the "Share Exchange").

1,804,040 common shares of the Company acquirable at a deemed price of $0.36 per share pursuant to the terms of a Share Earn Out Agreement dated June 2, 2004 between the Company, Rafael A. Diego and Julio M. Macaraig II as Principals of the Company.

Option to acquire 200,000 common shares of the Company at a purchase price of $0.60 per share up until June 24, 2004, pursuant to an stock option agreement dated June 23, 2004 between the Company and Mr. Diego.

3. NUMBER OF SECURITIES HELD IN THE COMPANY:

As a result of the share exchange, Mr. Diego holds 3,004,155 common shares of the Company, representing 19.76% of the Company's 15,200,674 currently issued and outstanding shares.

If Mr. Diego were to earn 100% of the shares available to him under the terms of the Share Earn Out Agreement and exercise his stock options, he would beneficially own 5,008,195 common shares of the Company, representing 29.11% of the Company's 17,204,714 then issued and outstanding shares.

4. MARKET OF ACQUISITION:

The securities were issued or allotted pursuant to privately negotiated transactions, 3,004,155 of which were issued to Mr. Diego pursuant to the Share Exchange Agreement and 1,804,040 of which were allotted to Mr. Diego pursuant to the Share Earn Out Agreement. The remaining 200,000 options were granted to Mr. Diego on June 23, 2004 pursuant to the Company's 2004 Stock Option Plan.

The Company's common shares are listed for trading on the TSX Venture Exchange.

5. PURPOSE OF ACQUISITION:

The securities were acquired for investment purposes only.

6. DESCRIPTION OF MATERIAL CHANGES SINCE PREVIOUS REPORT:

On September 21, 2004, the Company completed a Reverse Take-over of JER Envirotech whereby it acquired all of the issued and outstanding shares of JER Envirotech pursuant to a Share Exchange Agreement dated June 2, 2004.

Concurrently with the closing of the RTO, the Company effected a consolidation of its share capital on a two existing shares for each new share basis and changed its name from Consolidated Kronofusion Technologies, Inc. to JER Envirotech International Corp. The Company also completed a private placement of 1,751,992 units at a post-consolidated price of $0.60 per unit. Each unit consists of one post-consolidated common share and one warrant exercisable to acquire and additional post-consolidated common share at a price of $0.70 in the first year, and $0.90 in the second year from the date of issuance.

7. JOINT ACTORS:

There are no persons or companies acting jointly or in concert with Mr. Diego in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

DATED this 4th day of October, 2004.

"Rafael Diego"

RAFAEL DIEGO
OFFEROR

JER ENVIROTECH INTERNATIONAL CORP.




SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C.
209
SECTION

JER Envirotech

WOOD-THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

NEWS RELEASE

October 8, 2004
(No.2004-10-06)

JER Envirotech International Corp.'s CEO Invited to Speak at Two Conferences

Vancouver, B.C. – October 8, 2004, - JER Envirotech International Corp. (TSX.V: JER) (the "Company") is pleased to announce its President and CEO, Rely A. Diego, has been invited to speak at the Principia WPC 2004 Conference in Baltimore, Maryland and at the PÔLE Québec Chaudière-Appalaches conference in Quebec City, Quebec.

On October 11th 2004, at the Principia WPC 2004 Conference, Mr. Diego will be speaking on the topic of JER's innovative wood-plastic composite (WPC) JERTech™ Panel Board.

On October 13th 2004, at the PÔLE Québec Chaudière-Appalaches, Mr. Diego will be the keynote speaker, speaking on the process involved in taking JER's WPC formulations from R&D to commercialization.

Mr. Diego, states, "it is an honor to be invited to speak at these two prestigious events. We will be able to showcase our technology and products to some of the largest Fortune 500 companies in North America".

Separately, Mr. William Crostic, director of the Company will also be speaking at the Principia WPC 2004 Conference. Mr. Crostic will be speaking with respect to his experiences in the wood plastic composite industry.

ABOUT Principia Partners:

Principia Partners is an industrial business consulting firm with extensive experience in materials and related manufactured goods markets. The Firm has broad background across myriad products, markets, and regions of the world. Primary industries served by Principia include building products, chemicals, metals, packaging, and plastics.

"Realizing the Full Potential" conference, produced by Principia Partners, globally recognized for unrivaled industry knowledge, is drawing some of the most knowledgeable commercial and technical experts to share their perspectives and developments on this fast-growing, WPC industry segment.

For further information please visit www.principiaconsulting.com

ABOUT PÔLE Québec Chaudière-Appalaches:

The mission of **PÔLE Québec Chaudière-Appalaches** is to catalyze economic development efforts in targeted business sectors so that the Québec Chaudière-Appalaches Economic Zone may achieve world-class status through increased competitiveness and thereby enrich collective wealth.

For further information please visit www.pole-qca.ca

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
Email: Info@jerenvirotech.com website: www.jerenvirotech.com

ABOUT JER:

The Company is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China and India to produce WPC compound and related products for the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

October 8, 2004

Item 3. Press Release

Issued on October 8, 2004, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) is pleased to announce its President and CEO, Rely A. Diego, has been invited to speak at the Principia WPC 2004 Conference in Baltimore, Maryland and at the PÔLE Québec Chaudière-Appalaches conference in Quebec City, Quebec.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 8TH day of October 2004.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.




SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH, D.C. SECTION

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

NEWS RELEASE

December 7, 2004
(No.2004-12-07)

JER Signs International Distribution Agreement for China and Taiwan

Vancouver, B.C. – December 7, 2004, - JER Envirotech International Corp. (TSX.V: JER) (the "Company") is pleased to announce that it has entered into a distribution agreement (the "Agreement") with Pacificgate Investment Corporation ("PIC") for the markets of China and Taiwan.

Pursuant to the Agreement, PIC will have the exclusive right to market, sell and distribute in China and Taiwan the JERTech™ panel board and the JERTech™ compound. PIC will be required to maintain a minimum sales volume of 32,000 JERTech™ panel boards per month. For the purpose of this Agreement a JERTech™ panel board is the 4 feet by 8 feet by 3 mm panel board. Rafael Diego, President and CEO of JER states, "The signing of this Agreement marks the upcoming launch of our products into the Asian market. We are very pleased to be working with Pacificgate as it introduces JER and our products to one of the largest markets in the world." JER anticipates sales into these markets to commence by mid 2005.

ABOUT PACIFICGATE INVESTMENT CORPORATION:

Pacificgate Investment Corporation was formed in 2004 to specifically exploit the opportunity of marketing JER's products into China and Taiwan. PIC was co-founded by its President and CEO George Ho. Mr. Ho is an MBA from Simon Fraser University with vast business experience in the Asian market. Mr. Ho is the President of the Chinese Canadian Academic Exchange, Director of Manhattan Institution, President of New Horizon Immigration Company in Taiwan and Director of Asian Affairs for Tactical Aerospace Corporation.

Dr. Arthur Sun is the Excutive Director and co-founder of PIC. Dr. Sun brings 30 years of business experience from various industries. Dr. Sun was the founder of United National Bank in California, United States. Dr. Sun is a consultant for U.S. corporations such as General Motors, General Electric and Makita in China. He was involved in the Three Gorges Dam project with G.E. in China. Presently, Dr. Sun is a Senior Advisor for the United States Congress.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China and India to produce WPC compound and related products for the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

December 7, 2004

Item 3. Press Release

Issued on December 7, 2004, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. (the "Company") is pleased to announce that it has entered into a distribution agreement (the "Agreement") with Pacificgate Investment Corporation ("PIC") for the markets of China and Taiwan.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 7TH day of December 2004.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

NEWS RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C. 209 SECTION

December 9, 2004
(No.2004-12-08)

Resignation of Director

Vancouver, B.C. – December 9, 2004, - JER Envirotech International Corp. (TSX.V: JER) (the "Company") wishes to announce that William Crostic has resigned from the board of directors due to personal reasons. The board would like to thank Mr. Crostic for his past service.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China and India to produce WPC compound and related products for the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
Email: Info@jerenvirotech.com website: www.jerenvirotech.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

December 9, 2004

Item 3. Press Release

Issued on December 9, 2004, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. wishes to announce that William Crostic has resigned from the board of directors due to personal reasons.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 9TH day of December 2004.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C.
209
SECTION

TO: Shareholders
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange
J.A. Minni & Associates Inc.
BDO Dunwoody LLP

NOTICE OF CHANGE OF AUDITOR – NATIONAL INSTRUMENT 51-102 – SECTION 4.11

TAKE NOTICE THAT:

Effective as of November 24, 2004, the Board of Directors of JER Envirotech International Corp. (the "Corporation") has decided not to propose J.A. Minni & Associates Inc., Certified General Accountants, for reappointment as the auditor of the Corporation and the Board of Directors of the Corporation has determined to propose, to the holders of common shares of the Corporation, BDO Dunwoody LLP, Chartered Accountants, for appointment as the auditor of the Corporation until the next annual meeting of the Corporation.

TAKE FURTHER NOTICE THAT:

(a) the termination of J.A. Minni & Associates Inc. and appointment of BDO Dunwoody LLP, were considered and approved by the audit committee of the Corporation's board of directors and the Corporation's board of directors;

(b) there were no reservations in the report of J.A. Minni & Associates Inc. on the Corporation's financial statements relating to the "relevant period" (as that term is used in Section 4.11 of National Instrument 51-102);

(c) in the opinion of the Corporation, there are no "reportable events" (as that term is used in Section 4.11 of National Instrument 51-102).

DATED this 24th day of November 2004.

BY ORDER OF THE BOARD OF DIRECTORS

JER ENVIROTECH INTERNATIONAL CORP.

"Rafael Diego"

Rafael Diego
President and Chief Executive Officer

M:\COMPANY\JER_Envirotech\AGM\Change Auditor\Notice.doc


RECEIVED
2006 JUN 27 P 5:01
JUN 27 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
209

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

January 28, 2005

JER ENVIROTECH INTERNATIONAL LTD.

(Formerly Consolidated Kronofusion Technologies Inc.)

Consolidated Interim Balance Sheets
November 30, 2004 and August 31, 2004

	November 30, 2004 (unaudited)	August 31, 2004 (audited)
ASSETS		
Current assets		
Cash	$ **95,726**	$ 41,670
Receivables	**23,157**	12,156
GST recoverable	**84,801**	14,479
Inventories (Note 4)	**97,204**	106,898
Prepaid expenses and deposit	**68,365**	23,310
	369,253	198,513
Deferred financing fees (Note 5)	**108,870**	–
Deposit (Note 6)	–	235,218
Equipment (Note 6)	**1,086,085**	181,363
Licence (Note 7)	**8,509**	8,759
	$ **1,572,717**	$ 623,853

	November 30, 2004	August 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **134,346**	$ 96,177
Advances received	–	250,000
	134,346	346,177
Non-controlling interest (Note 3)	**650,250**	400,250
Shareholders' equity		
Common stock (Note 9)	**1,465,467**	306,693
Contributed surplus (Notes 8 & 9)	**295,885**	165,563
Deficit accumulated in the development stage	**(973,231)**	(594,830)
	788,121	(122,574)
Commitments (Note 11)		
	$ **1,572,717**	$ 623,853

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL LTD.

(Formerly Consolidated Kronofusion Technologies Inc.)

Consolidated Interim Statements of Loss and Deficit
For the three months ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)

		2004		2003
Sales	$	**8,347**	$	–
Cost of sales		**9,605**		–
		(1,258)		–
Expenses				
Bank charges		**3,500**		96
Consulting fees		**40,865**		–
Amortization		**9,003**		168
License, duties, fees and taxes		**1,396**		321
Management fees		**10,000**		–
Professional fees		**7,404**		897
Regulatory fees and transfer agent		**6,226**		–
Rent		**12,572**		–
Research and development		**16,013**		–
Royalty (Note 7)		**2,500**		–
Office and administration		**30,135**		9,814
Stock-based compensation		**130,322**		–
Travel		**6,903**		2,469
Wages and benefits		**100,668**		25,662
		377,507		39,427
Loss before other items		**(378,765)**		(39,427)
Other items				
Interest and other income		**364**		–
Net loss for the period		**(378,401)**		(39,427)
Deficit, beginning of period		**(594,830)**		(180,169)
Deficit, end of period	**$**	**(973,231)**	$	(219,596)
Basic and diluted loss per share	**$**	**(0.02)**	$	(6.04)
Weighted average number of shares outstanding		**15,272,243**		6,527

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL LTD.

(Formerly Consolidated Kronofusion Technologies Inc.)

Consolidated Interim Statements of Cash Flows
For the three months ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	**$**	**(378,401)**	$	(39,426)
Items not affecting cash				
Amortization		**9,003**		168
Forgiveness of debt (Note 8)		**–**		165,563
Stock-based compensation		**130,322**		–
Change in non-cash working capital items:				
Receivables		**(11,001)**		–
Prepaid expenses and deposits		**(45,055)**		(4,517)
GST recoverable		**(70,322)**		948
Inventories		**9,694**		–
Investment tax credits refundable		**–**		1,711
Accounts payable and accrued liabilities		**38,169**		26,947
		(317,591)		151,394
Investing Activities				
Deposit		**235,218**		170,000
Acquisition of equipment		**(908,345)**		(13,232)
		(673,127)		156,768
Financing Activities				
Advances received		**(250,000)**		–
Proceeds from issuance of shares		**1,044,774**		–
Repayments to related parties		**–**		(190,186)
Contributions by non-controlling interest		**250,000**		–
		1,044,774		(190,186)
Increase in cash		**54,056**		117,976
Cash, beginning of period		**41,670**		–
Cash, end of period	**$**	**95,726**	$	117,976
Supplemental cash flow information				
Issuance of bonus shares	**$**	**114,000**	$	–

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of business and ability to continue as a going concern

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the year ended December 31, 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing wood-plastic composite (WPC) compounds and products made from the compounds.

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At November 30, 2004, the Company has only recently commenced earning revenue and has an accumulated deficit as at November 30, 2004 of $973,231, including a loss for the three months ended November 30, 2004 of $378,401. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies used in the preparation of financial statements.

2. Significant accounting policies (continued)

(a) Basis of presentation and consolidation (continued)

(i) Reverse takeover transaction:

On September 21, 2004, the Company acquired all of the issued and outstanding common shares of JER in exchange for common shares.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, JER.

b) As JER is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii) Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, JER and its newly incorporated 75% owned subsidiary, JER Manufacturing B.C. Ltd. ("JER Manufacturing") (Note 3). All significant inter-company transactions occurring subsequent to September 21, 2004, the date of acquisition of JER (Note 3), and inter-company balances as at September 21, 2004 have been eliminated upon consolidation.

The Company is considered a development stage company and currently operates in one business segment.

2. Significant accounting policies (continued)

(b) Equipment

Equipment is depreciated over their estimated useful lives using the declining balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

(c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

(d) Fair value of financial instruments

The Company's financial instruments consist of cash, receivables, GST recoverable, inventories, prepaid expenses and deposits and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted, due to their immediate or short term maturity.

(e) Inventories

Inventories consist of raw materials and finished compounds and goods, and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

(f) Research and development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

2. Summary of significant accounting policies (continued)

(g) Investment tax credits

Investment tax credits earned with respect to current expenditures for qualified research and development activities are recorded as a reduction of expenses in the Consolidated Statements of Loss and Deficit. Investment tax credits are accrued when qualifying expenditures are made and when there is reasonable assurance that the credits will be realized. Such tax credits are typically subject to audit by Canadian taxation authorities. Any adjustments arising from the audit of the Company's application will be recorded in the period of assessment.

(h) License

The technology licensed from the NRC is amortized on a straight-line basis over the ten-year license term.

(i) Foreign currency

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Loss and Deficit.

(j) Revenue recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

(k) Impairment of long-lived assets

The Company annually assesses its equipment and technology license for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the periods ended November 30, 2004 and 2003.

2. Summary of significant accounting policies (continued)

(l) Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the period, the Company granted stock options to directors, officers and employees as set out in Note 8.

(m) Earnings (loss) per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(n) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported or disclosed in the financial statements. Actual results may differ from these estimates.

3. Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

3. Reverse takeover ("RTO") of JER Envirotech Ltd. (continued)

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO") whereby JER & PGCO incorporated a joint venture company, JER Manufacturing B.C. Ltd. ("JER JV"), which is owned 75% by JER and 25% by PGCO. PGCO contributed $650,000 (the "Preferred Contribution") to JER JV and JER contributed a technology for the development and commercialization of WPC product manufactured using recycled wood and plastic materials. The JER JV will operate a facility for the manufacture of its WPC materials. The Preferred Contribution will be paid back at the discretion of JER JV's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the Preferred Contribution) before any profits are otherwise shared among the shareholders on a pro-rata basis. The Preferred Contribution is secured by 1,000,000 common shares of the Company owned by a director and a shareholder of the Company.

The Company issued 117,188 common shares to an arm's length party as a finder's fee for assisting in the $650,000 funding of JER JV. In addition, 271,428 bonus shares were issued to a director and a shareholder of the Company for their pledge of shares, held in trust, as collateral until the repayment of the Loan.

As the transaction, which was completed on September 21, 2004, resulted in the shareholders of JER acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with JER as the acquirer.

The amounts assigned to the assets and liabilities of the Company deemed to have been purchased are based on the estimated fair value of the net assets of the Company, which equal their carrying values as at September 21, 2004, as follows:

Net assets acquired at assigned value	
Cash	$ 429,887
GST recoverable	3,795
Prepaid expenses and deposits	2,912
Advances to JER	250,000
	686,594
Equipment	1,175
Accounts payable and accrued liabilities	(295)
Shares subscriptions received in advance	(557,700)
	$ 129,774
Consideration given	
9,989,964 common shares	$ 129,774

4. Inventories

	November 30, 2004		August 31, 2004	
Raw materials	$	48,273	$	48,273
Finished compounds and goods		48,931		58,625
	$	97,204	$	106,898

5. Deferred financing fees

	Cost	Accumulated Depreciation	November 30, 2004 Net Book Value	August 31, 2004 Net Book Value
Machinery and equipment	$114,000	$ 5,130	$ 108,870	$ Nil

6. Equipment

November 30, 2004		Cost		Accumulated Depreciation		Net Book Value
Machinery and equipment	$	1,073,749	$	11,396	$	1,062,353
Computer equipment		12,774		1,968		10,806
Office equipment		7,029		640		6,389
Furniture and fixtures		7,249		712		6,537
	$	1,100,801	$	14,716	$	1,086,085

August 31, 2004		Cost		Accumulated Depreciation		Net Book Value
Machinery and equipment	$	178,816	$	8,746	$	170,070
Computer equipment		6,245		1,312		4,933
Office equipment		3,537		488		3,049
Furniture and fixtures		3,858		547		3,311
	$	192,456	$	11,093	$	181,363

Machinery and equipment includes $1,012,008 of equipment acquired and not yet in use as of November 30, 2004. No depreciation was taken on such equipment. At August 31, 2004, the Company paid $235,218 as a down payment against equipment acquired on October 1, 2004.

7. License

Pursuant to a technology license agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste.

As consideration for the grant of the license, the Company paid NRC a license fee of $10,000. Royalties shall also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement, the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

In order to maintain the license agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

8. Due to related parties

Amounts due to two directors were unsecured, non-interest bearing and without specific terms of repayment. During the year ended August 31, 2004, in contemplation of the closing of the Agreement, the related parties forgave $165,563 owing to them. The forgiveness has been recorded as contributed surplus and the balance was repaid during the year ended August 31, 2004.

9. Share capital

In accordance with reverse takeover accounting principles, JER, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (Note 3). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflects the position of JER adjusted for the cost of the purchase.

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

9. Share capital (continued)

(b) Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2002 and 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement in June 2004 for cash	1,250,668	300,000
Balance, August 31, 2004	9,450,668	$ 306,693

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,989,964	129,774
Private placements	1,751,999	1,051,200
Bonus shares (Note 3)	271,428	114,000
Exercise of options	30,500	7,320
Exercise of warrants	83,750	25,125
Less share issuance and reverse takeover costs	–	(168,645)
Balance, November 30, 2004	15,314,924	$ 1,465,467

In conjunction with the reverse takeover, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding. The information set out in the tables above give retroactive effect to this share consolidation.

9. Share capital (continued)

(b) Issued and fully paid (continued)

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

(c) Stock options

The Company maintains a 10% rolling stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, December 31, 2003	235,063	0.24
Exercised	(31,333)	0.24
Cancelled	(1,980)	0.24
Granted	1,190,000	0.62
Balance, November 30, 2004	1,391,750	$ 0.56

The following table summarizes the stock options outstanding at November 30, 2004:

Exercise price	Number outstanding at November 30, 2004	Expiry date	Number exercisable at November 30, 2004
$0.24	90,625	December 10, 2006	90,625
$0.24	111,125	August 18, 2008	111,125
$0.60	970,000	June 23, 2009	970,000
$0.70	150,000	August 18, 2009	150,000
$0.70	50,000	August 24, 2009	50,000
$0.90	20,000	September 29, 2009	20,000
	1,391,750		1,391,750

9. Share capital (continued)

(c) Stock options (continued)

During the three months ended November 30, 2004, under the fair-value-based method, $130,322 (2003 – $nil) in compensation expense was recorded in the statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	2.35%	–
Expected dividend yield	0%	–
Stock price volatility	64%	–
Expected life of options	2 years	–

The weighted average fair value of options granted during the three months ended November 30, 2004 is $0.10 (2003 – $nil).

(d) Warrants

The following warrants were outstanding at November 30, 2004. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
148,750	$0.30	October 6, 2005
1,751,999	$0.70	September 21, 2005
	$0.90	September 21, 2006

(e) Shares held in escrow

As at November 30, 2004, there are 8,950,631 and 29,826 common shares which are being held in escrow and subject to pooling respectively.

As at November 30, 2004, 8,950,631 common shares are held in escrow as follows:

i) 37,501 common shares are released as to 15% as to every 6 months pursuant to the escrow agreement dated May 15, 2000;

9. Share capital (continued)

(e) Shares held in escrow (continued)

ii) 19,594 common shares are released as to 10% as to every 6 months pursuant to the escrow agreement dated November 20, 2001;

iii) 8,893,536 common shares are released as to 5% on closing of the Reverse Takeover, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010.

(f) Contributed surplus

	November 30, 2004	August 31, 2004
Balance, beginning of period	$ 165,563	$ –
Debt forgiven	–	165,563
Stock compensation	130,322	–
Balance, end of period	$ 295,885	$ 165,563

10. Related party transactions

(a) During the three months ended November 30, 2004, the Company paid management fees of $10,000 (2003 – $nil) and administrative fees of $2,000 (2003 – $nil) under a management service agreement to a company controlled by directors of the Company.

(b) The Company paid $3,459 (2003 – $nil) for rent to a company having directors in common.

(c) During the three months ended November 30, 2004, the Company paid salaries of $30,000 (2003 – $14,000) to directors of the Company.

11. Commitments

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120. Minimum annual lease payments over the remaining term of the lease are as follows:

11. Commitments (continued)

Year ended August 31		Amount
2005	$	129,659
2006		135,920
2007		133,445
2008		133,445
2009		133,445
Thereafter		289,130
	$	955,044

At August 31, 2004, the Company had paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the period ended November 30, 2004 upon the Company terminating negotiations with the landlord.

(b) The Company entered into an agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

(c) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.


SEC MAIL PROCESSING
JUN 2 7 2006
WASH, D.C.
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended November 30, 2004

(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)

Management Discussion & Analysis
November 30, 2004

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of January 28, 2005 and should be read in conjunction with the unaudited consolidated interim financial statements and related notes thereto of the Company for the three months ended November 30, 2004 and 2003 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

The Company, through a wholly-owned subsidiary, was engaged in the business of developing technologies to become an emerging provider of remote access technologies and services. In 2002, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

In 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and consolidated its share capital on the basis of four old shares for one new share.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER Envirotech Ltd. ("JER") and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover ("RTO") in accordance with the policies of the TSX Venture Exchange ("Exchange").

The shares issued under this Agreement were placed in escrow and will be released as to 5% on closing of the RTO, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO") whereby JER & PGCO incorporated a joint venture company, JER Manufacturing B.C. Ltd. ("JER JV"), which is owned 75% by JER and 25% by PGCO. PGCO contributed $650,000 (the "Preferred Contribution") to JER JV and JER contributed a technology for the development and commercialization of WPC product manufactured using

recycled wood and plastic materials. The JER JV will operate a facility for the manufacture of its WPC materials. The Preferred Contribution will be paid back at the discretion of JER JV's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the Preferred Contribution) before any profits are otherwise shared among the shareholders on a pro-rata basis. The Preferred Contribution is secured by 1,000,000 common shares of the Company owned by a director and a shareholder of the Company.

The Company issued 117,188 common shares to an arm's length party as a finder's fee for assisting in the $650,000 funding of JER JV. In addition, 271,428 bonus shares were issued to a director and a shareholder of the Company as consideration for their pledge of shares, held in trust, as collateral until the repayment of the Loan.

In conjunction with the RTO, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding.

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada, which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology. There are presently two initial purchase orders for products produced by JER using the composite formulations, from a North American auto parts manufacturer and a large Asian construction products distributor, respectively. These orders confirm the existence and size of the potential market for JER's wood-plastic composite products.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project

for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to

cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

Board of Directors

At the Company's annual general meeting, in May 2004, the shareholders elected the following individuals to constitute the board of directors of the Company:

Mr. Rafael Diego is an entrepreneur with over thirty years of experience in building companies and developing business opportunities in both Asia and Canada. He has been President and CEO of JER Envirotech since it was started in 1997. He led the collaboration process between JER and the NRC, including all sourcing and supplying of materials and information needed for the joint research and development initiative. Mr. Diego has previously overseen the successful

commercialization of various industrial coating products in Asia. From May 2000 to August 2002 he served as Deputy CEO and Director of Administration and Operations for an Asian company. In this capacity he was responsible for developing sales channels in North America while the company grew from US$30 million to US$70 million in revenue. Mr. Diego also spent 22 years as a self-employed distributor and business developer in Asia in the wholesale distribution of home appliances. Mr. Diego founded and owns a company that distributes Alberta Angus Beef to the Philippines, and started a local tour operator focused on bringing Asian ranchers to Canada to learn about Canadian cattle practices. He has previously participated in APEC trade conferences. Mr. Diego has a Degree in Foreign Service from the University of Santo Tomas in Manila, the Philippines, and a Certificate in Management from the Department of Trade and Industry in the Philippines.

Mr. Julio Macaraig II has a broad range of consulting and engineering experience with a series of wood and paint products companies. He developed UV wood floor coating technology for a company in Singapore, where he also trained staff in coating technology, safety processes and quality control systems. He developed advanced paint formulations for wood, plastics and metals with Canlak Paints Ltd. in Daveluyville, Quebec. Mr. Macaraig worked at Sico Paints Inc. in Longueuil, Quebec, as a senior paint formulator for seven years, where he developed a variety of new products in the industrial coatings and wood products divisions. He attended and led research and development seminars as a Sico representative at industry conferences. Mr. Macaraig has degree in Chemical Engineering from the University of Santo Tomas in Manila, the Philippines, a Certificate in Coating Technology from the Montreal Society for Coating Technology and a Science Degree from Concordia University in Montréal.

Mr. Sokhie Puar is the principal and founder of SNJ Capital Ltd., a Vancouver based venture capital firm, since February 2000. From May of 2000 and prior to commencing SNJ Capital, he was Senior Vice President of Corporate Development for Capital Alliance Group. From January 1999 to April 2000 he was Vice President of Corporate Development for Infertek Inc. Previously, from 1987 to 1998, Sokhie was an Account Executive at Canaccord Capital Corporation and Noram Investments (USA). Mr. Puar has also served as a director and officer and provided corporate finance consulting services to a number of private and public companies. Mr. Puar holds a diploma in Mechanical Engineering and a Diploma in Business Administration, both from the British Columbia Institute of Technology.

Mr. Praveen Varshney has been a director and officer of Kronofusion since December 10, 2001. Mr. Varshney is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he acted in a similar capacity with Varshney Chowdhry Group of Companies from August of 1991 to December 31, 1999. He serves a director and officer with a number of public and private companies including Carmanah Technologies Corporation and AssistGlobal Technologies Inc. Mr. Varshney has been a member of the Vancouver chapter of The Young Entrepreneurs' Organization since 1996 and is currently on the chapter board. He is also a founding member of the Vancouver chapter of The IndUS Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is also a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards.

Mr. Peeyush Varshney has been a director and officer of Kronofusion since March 20, 2000. He is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he was a principal with Varshney Chowdhry Group of Companies from July 1996 to December 31, 1999. Mr. Varshney, a lawyer with experience in corporate, commercial and securities law, serves as a director and officer

with a number of public and private companies including as corporate secretary of Carmanah Technologies Corporation. He obtained a Bachelor of Commerce degree in 1989 and a Bachelor of Laws degree in 1993, both from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

1.3 Selected Annual Information

Not applicable.

1.4 Results of Operations

For the three months ended November 30, 2004, the Company recorded a loss of $378,401 or $0.02 per share as compared to a loss of $39,427 or $6.04 per share for the same period in 2003, an increase in loss by $338,974. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO. See 1.2.

During the period, the Company started earning revenues and recorded a gross profit of $(1,208).

During the period, the Company recorded $130,322 (2003 - $nil) in compensation expense, under the fair value based method, in its statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last reported quarter:

Quarter ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
November 30, 2004	$ 8,347	$ (1,258)	$ (373,271)	$ (0.02)

The Company was not a reporting issuer prior to the date of the RTO; therefore, the quarterly information has not been included.

1.6/1.7 Liquidity and Capital Resources

The Company reported working capital of $234,907 for the three months ended November 30, 2004 compared to working capital of $147,664 at August 31, 2004, representing an increase in working capital by $132,571. As at November 30, 2004, the Company had net cash on hand of $95,726 compared to $41,670 at August 31, 2004.

Current assets excluding cash at November 30, 2004 consist of Receivables of $23,157, GST recoverable of $84,801, Inventories of $97,204 and prepaid expenses and deposits of $68,365 while current liabilities as at November 30, 2004 consist of accounts payable and accrued liabilities of $134,346.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$955,044	$399,024	$266,890	$289,130
Management agreements [2]	$216,000	$216,000	$nil	$nil

[1] The Company has entered into lease agreements for its office premises.
[2] The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.

During the period, the Company entered into an agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company. No amounts have yet been advanced in respect of this agreement.

During the period, the Company utilized $317,591 for operations and utilized $908,345 for the purchase of equipment which includes the deposit of $235,218 paid during the year ended August 31, 2004.

During the period, the Company received $1,044,774 from the issuance of shares by way of private placement in conjunction with the RTO (see item 1.2 above) and exercises of options and warrants. During the period, the Company received an additional $250,000 loan in connection with the joint venture agreement dated June 30, 2004 with PGCO (See item 1.2). The total loan received from PGCO at November 30, 2004 is $650,000.

Financing for the Company's operations was funded primarily through a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200, the exercise of 30,500 options at a price of $0.24 per share during the period ended November 30, 2004 and the exercise of 83,750 share purchase warrants at a price of $0.24 per share during the three months ended November 30, 2004 for aggregate proceeds of $32,445.

At November 30, 2004, the Company has only recently commenced earning revenue and has an accumulated deficit as at November 30, 2004 of $973,231, including a loss for the three months ended November 30, 2004 of $378,401. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses and commitments, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the board of directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective September 2004, the Company entered into a Management and Administrative Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. This agreement expires in September 2007.

During the three months ended November 30, 2004, the Company paid $10,000 for management fees and $2,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $3,459. Afrasia is an oil and gas exploration company.

(3) During the period, the Company paid salaries of $30,000 to directors of the Company.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the period, the Company granted stock options to directors, officers and employees as set out in Note 8.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables, GST recoverable, inventories, prepaid expenses and deposits and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted, due to their immediate or short term maturity.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Sokhie Puar"

Sokhie Puar
Director
January 28, 2005

JER ENVIROTECH INTERNATIONAL CORP.


JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

NEWS RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C.
SECTION

February 2, 2005
(No.2005-02-01)

British Columbia Production Facility in Operation

Vancouver, B.C. – February 2, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce that its production facility located in Delta, B.C. has commenced operations.

The Company's production facility, a joint venture 75% owned by JER and 25% by PGCO Investments Ltd., has now commenced production of JER wood-plastic composite compound ("WPC Compound"). Initial production tests have indicated production levels which are between 8% to 25% higher, on an hourly basis, depending on the formulation, than initially expected. Rely Diego, CEO of the Company states, "We are very pleased with the production levels and anticipate ramping up production to run 24 hours per day 6 days per week". The Company expects to start selling and shipping product to clients in the next few weeks.

Separately, the Company will be issuing 25,000 bonus shares to three individuals in connection with shareholders loans.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

February 2, 2005

Item 3. Press Release

Issued on February 2, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that its production facility located in Delta, B.C. has commenced operations.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 2nd day of February 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.

FOR IMMEDIATE RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C. 209 SECTION

February 16, 2005
(No.05-02-02)

Contact: Investor Relations
Phone (604) 684-2181
info@varshneycapital.com

GRANTING OF STOCK OPTIONS

Vancouver, BC, February 16, 2005 – JER Envirotech International Corp. (the "Company") (TSXVE: JER) wishes to announce that it has granted to insiders an aggregate of 700,000 stock options under its Stock Option Plan. The options will be exercisable for a period of five years, at a price of $0.60 per share.

JER ENVIROTECH INTERNATIONAL CORP.

P. Varshney

Praveen K. Varshney
Director

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

February 16, 2005

Item 3. Press Release

Issued on February 16, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. wishes to announce that it has granted to insiders an aggregate of 700,000 stock options under its Stock Option Plan.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of February 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C.
SECTION

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended November 30, 2004
(Unaudited – Prepared by Management)

AMENDED

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

Management Discussion & Analysis
November 30, 2004

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of January 28, 2005 and should be read in conjunction with the unaudited consolidated interim financial statements and related notes thereto of the Company for the three months ended November 30, 2004 and 2003 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

The Company, through a wholly-owned subsidiary, was engaged in the business of developing technologies to become an emerging provider of remote access technologies and services. In 2002, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

In 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and consolidated its share capital on the basis of four old shares for one new share.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER Envirotech Ltd. ("JER") and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover ("RTO") in accordance with the policies of the TSX Venture Exchange ("Exchange").

The shares issued under this Agreement were placed in escrow and will be released as to 5% on closing of the RTO, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO") whereby JER & PGCO incorporated a joint venture company, JER Manufacturing B.C. Ltd. ("JER JV"), which is owned 75% by JER and 25% by PGCO. PGCO contributed $650,000 (the "Preferred Contribution") to JER JV and JER contributed a technology for the development and commercialization of WPC product manufactured using

recycled wood and plastic materials. The JER JV will operate a facility for the manufacture of its WPC materials. The Preferred Contribution will be paid back at the discretion of JER JV's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the Preferred Contribution) before any profits are otherwise shared among the shareholders on a pro-rata basis. The Preferred Contribution is secured by 1,000,000 common shares of the Company owned by a director and a shareholder of the Company.

The Company issued 117,188 common shares to an arm's length party as a finder's fee for assisting in the $650,000 funding of JER JV. In addition, 271,428 bonus shares were issued to a director and a shareholder of the Company as consideration for their pledge of shares, held in trust, as collateral until the repayment of the Loan.

In conjunction with the RTO, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding.

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada, which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology. There are presently two initial purchase orders for products produced by JER using the composite formulations, from a North American auto parts manufacturer and a large Asian construction products distributor, respectively. These orders confirm the existence and size of the potential market for JER's wood-plastic composite products.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project

for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to

cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

Board of Directors

At the Company's annual general meeting, in May 2004, the shareholders elected the following individuals to constitute the board of directors of the Company:

Mr. Rafael Diego is an entrepreneur with over thirty years of experience in building companies and developing business opportunities in both Asia and Canada. He has been President and CEO of JER Envirotech since it was started in 1997. He led the collaboration process between JER and the NRC, including all sourcing and supplying of materials and information needed for the joint research and development initiative. Mr. Diego has previously overseen the successful

commercialization of various industrial coating products in Asia. From May 2000 to August 2002 he served as Deputy CEO and Director of Administration and Operations for an Asian company. In this capacity he was responsible for developing sales channels in North America while the company grew from US$30 million to US$70 million in revenue. Mr. Diego also spent 22 years as a self-employed distributor and business developer in Asia in the wholesale distribution of home appliances. Mr. Diego founded and owns a company that distributes Alberta Angus Beef to the Philippines, and started a local tour operator focused on bringing Asian ranchers to Canada to learn about Canadian cattle practices. He has previously participated in APEC trade conferences. Mr. Diego has a Degree in Foreign Service from the University of Santo Tomas in Manila, the Philippines, and a Certificate in Management from the Department of Trade and Industry in the Philippines.

Mr. Julio Macaraig II has a broad range of consulting and engineering experience with a series of wood and paint products companies. He developed UV wood floor coating technology for a company in Singapore, where he also trained staff in coating technology, safety processes and quality control systems. He developed advanced paint formulations for wood, plastics and metals with Canlak Paints Ltd. in Daveluyville, Quebec. Mr. Macaraig worked at Sico Paints Inc. in Longueuil, Quebec, as a senior paint formulator for seven years, where he developed a variety of new products in the industrial coatings and wood products divisions. He attended and led research and development seminars as a Sico representative at industry conferences. Mr. Macaraig has degree in Chemical Engineering from the University of Santo Tomas in Manila, the Philippines, a Certificate in Coating Technology from the Montreal Society for Coating Technology and a Science Degree from Concordia University in Montréal.

Mr. Sokhie Puar is the principal and founder of SNJ Capital Ltd., a Vancouver based venture capital firm, since February 2000. From May of 2000 and prior to commencing SNJ Capital, he was Senior Vice President of Corporate Development for Capital Alliance Group. From January 1999 to April 2000 he was Vice President of Corporate Development for Infertek Inc. Previously, from 1987 to 1998, Sokhie was an Account Executive at Canaccord Capital Corporation and Noram Investments (USA). Mr. Puar has also served as a director and officer and provided corporate finance consulting services to a number of private and public companies. Mr. Puar holds a diploma in Mechanical Engineering and a Diploma in Business Administration, both from the British Columbia Institute of Technology.

Mr. Praveen Varshney has been a director and officer of Kronofusion since December 10, 2001. Mr. Varshney is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he acted in a similar capacity with Varshney Chowdhry Group of Companies from August of 1991 to December 31, 1999. He serves a director and officer with a number of public and private companies including Carmanah Technologies Corporation and AssistGlobal Technologies Inc. Mr. Varshney has been a member of the Vancouver chapter of The Young Entrepreneurs' Organization since 1996 and is currently on the chapter board. He is also a founding member of the Vancouver chapter of The IndUS Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is also a director of the Varshney Family Charitable Foundation, a member of the Sauder School of Business Faculty Advisory Board and a past recipient of Business in Vancouver's 40 Under 40 Awards.

Mr. Peeyush Varshney has been a director and officer of Kronofusion since March 20, 2000. He is a principal and director of Varshney Capital Corp., a Vancouver based venture capital firm, where he has served since January 1, 2000. Previously he was a principal with Varshney Chowdhry Group of Companies from July 1996 to December 31, 1999. Mr. Varshney, a lawyer with experience in corporate, commercial and securities law, serves as a director and officer

with a number of public and private companies including as corporate secretary of Carmanah Technologies Corporation. He obtained a Bachelor of Commerce degree in 1989 and a Bachelor of Laws degree in 1993, both from the University of British Columbia. Mr. Varshney also serves as a director of the Varshney Family Charitable Foundation.

1.3 Selected Annual Information

Year ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
August 31, 2004	$ 8,484	$ (14,749)	$ (414,661)	$ (0.18)
August 31, 2003	5,853	2,920	(9,780)	(1.50)
August 31, 2002	–	–	–	–

1.4 Results of Operations

For the three months ended November 30, 2004, the Company recorded a loss of $378,401 or $0.02 per share as compared to a loss of $39,427 or $6.04 per share for the same period in 2003, an increase in loss by $338,974. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO. See 1.2.

During the period, the Company started earning revenues and recorded a gross profit of $(1,208).

During the period, the Company recorded $130,322 (2003 - $nil) in compensation expense, under the fair value based method, in its statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
November 30, 2004	$ 8,347	$ (1,258)	$ (373,271)	$ (0.02)
August 31, 2004	565	(16,104)	(215,360)	(0.09)
May 31, 2004	7,919	1,355	(92,538)	(14.18)
February 29, 2004	–	–	(67,337)	(10.32)
November 30, 2003	–	–	(39,426)	(6.04)
August 31, 2003	5,853	2,920	(9,780)	(1.50)
May 31, 2003	–	–	–	–

1.6/1.7 Liquidity and Capital Resources

The Company reported working capital of $234,907 for the three months ended November 30, 2004 compared to working capital of $147,664 at August 31, 2004, representing an increase in working capital by $132,571. As at November 30, 2004, the Company had net cash on hand of $95,726 compared to $41,670 at August 31, 2004.

Current assets excluding cash at November 30, 2004 consist of Receivables of $23,157, GST recoverable of $84,801, Inventories of $97,204 and prepaid expenses and deposits of $68,365 while current liabilities as at November 30, 2004 consist of accounts payable and accrued liabilities of $134,346.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$955,044	$399,024	$266,890	$289,130
Management agreements [2]	$216,000	$216,000	$nil	$nil

[1] The Company has entered into lease agreements for its office premises.
[2] The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.

During the period, the Company entered into an agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company. No amounts have yet been advanced in respect of this agreement.

During the period, the Company utilized $317,591 for operations and utilized $908,345 for the purchase of equipment which includes the deposit of $235,218 paid during the year ended August 31, 2004.

During the period, the Company received $1,044,774 from the issuance of shares by way of private placement in conjunction with the RTO (see item 1.2 above) and exercises of options and warrants. During the period, the Company received an additional $250,000 loan in connection with the joint venture agreement dated June 30, 2004 with PGCO (See item 1.2). The total loan received from PGCO at November 30, 2004 is $650,000.

Financing for the Company's operations was funded primarily through a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200, the exercise of 30,500 options at a price of $0.24 per share during the period ended November 30, 2004 and the exercise of 83,750 share purchase warrants at a price of $0.24 per share during the three months ended November 30, 2004 for aggregate proceeds of $32,445.

At November 30, 2004, the Company has only recently commenced earning revenue and has an accumulated deficit as at November 30, 2004 of $973,231, including a loss for the three months ended November 30, 2004 of $378,401. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses and commitments, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the board of directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective September 2004, the Company entered into a Management and Administrative Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. This agreement expires in September 2007.

During the three months ended November 30, 2004, the Company paid $10,000 for management fees and $2,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $3,459. Afrasia is an oil and gas exploration company.

(3) During the period, the Company paid salaries of $30,000 to directors of the Company.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the period, the Company granted stock options to directors, officers and employees as set out in Note 8.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables, GST recoverable, inventories, prepaid expenses and deposits and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted, due to their immediate or short term maturity.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Sokhie Puar"

Sokhie Puar
Director
January 28, 2005



JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH DC SECTION

NEWS RELEASE

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

March 16, 2005
(No.2005-03-03)

JER to Open Production Facility in the Philippines

Vancouver, B.C. – March 16, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce that it has entered into a joint-venture agreement for the establishment of a production facility to be located in Philippines.

The Company has entered in a joint-venture agreement with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in Quezon City, Philippines, to form JER Manufacturing (Philippines) Inc. ("JER Philippines"). Pursuant to the agreement, WPCE will provide initial funding of US$850,000 which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. JER will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

The production facility will be located in Subic in the province of Zambales, Philippines. The Company expects to have the production facility operational by the fall of 2005. The plant will have the ability to produce up to 500,000 Kg of WPC Compound per month or to produce up to 55,000 JERTech™ wallboards per month.

ABOUT WPCE:

WPCE is a private holding company headed by Mr. Virgilio Co. Mr. Co is also the owner and President of Manly Plastics, Incorporated. Manly Plastics is a private family-owned business with the following three divisions of operations:

1. Manufacturer of Plastic Packaging Containers for food and beverages, pharmaceuticals, cosmetics, hair and body care products, detergents and plastic furniture. These products are made of plastic materials like HDPE, PP, PS, PET.
2. Custom mould plastic components for washing machines, refrigerators, air conditioning units, television, audio, stereos and other electronic equipment and automotive parts.
3. Supplier of plastic softdrink crates to the beverage industry.

Further information on Manly Plastics is available at www.manlyplastics.com

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snicapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

March 16, 2005

Item 3. Press Release

Issued on March 16, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that it has entered into a joint-venture agreement for the establishment of a production facility to be located in Philippines.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of March 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


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JER Envirotech International Corp.

Listed Company

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JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Shares for Bonuses
BULLETIN DATE: March 17, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing the Company's proposal to issue 25,000 bonus shares in consideration of $70,000 in loans.


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C. 209 SECTION

EARLY WARNING REPORT
required under the following statutes

ALBERTA Subsections 176(1), 176(2), and 176(3) of the *Securities Act* (Alberta)

BRITISH COLUMBIA Subsections 111(1) and 111(2) of the *Securities Act* (British Columbia)

(a) **Name and address of the offeror**

Rafael A. Diego
C/o 1220 – 1200 West 73rd Avenue
Vancouver, British Columbia
V6P 6G5

(b) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances;**

211,812 common escrow shares of JER Envirotech International Corp. ("JER") at a price of $0.001 per share for an aggregate consideration of $211.81.

Prior to the purchase of the securities, Rafael A. Diego beneficially owned 3,004,155 common shares of JER representing 18.47% of the 16,261,674 issued and outstanding common shares of JER..

(c) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this report;**

After giving effect to this transaction, Mr. Diego owns 3,215,967 common shares of JER representing 19.78% of the 16,261,674 issued and outstanding common shares of JER.

Mr. Diego also holds 200,000 stock options. If Mr. Diego were to exercise the aggregate of all his JER securities, he would then beneficially own 20.75% of the 16,461,674 issued and outstanding common shares of JER assuming that no further common shares were issued.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which**

(i) **the offeror, either alone or together with any joint actors, has ownership and control,**

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and**

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

All securities referred to in paragraph (c) are owned and controlled, directly or indirectly, by the offeror.

(e) **The name of the market in which the transaction or occurrence that gave rise to the obligation to file this report took place:**

The escrow shares were transferred in a private transaction to Mr. Diego by Julio Macaraig II in consideration for $211.81. JER's common shares are listed for trading on the TSX Venture Exchange.

(f) **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the obligation to file this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities were acquired for investment purposes only.

(g) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the obligation to file this report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:**

Not applicable.

(h) **The names of any joint actors in connection with the disclosure required by this report:**

There are no persons or companies acting jointly or in concert with Mr. Diego in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

(i) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

The escrow shares were transferred in a private transaction to Mr. Diego in consideration for $211.81

(j) **If applicable, a description of any change in any material fact set out in a previous report by the entity under section 111 of the *Securities Act* (British Columbia) in respect of the reporting issuer's securities:**

Not applicable.

DATED at Vancouver, B.C., this 27th day of April, 2005.

"Rafael A. Diego"
Rafael A. Diego


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended February 28, 2005 and February 29, 2004
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

April 28, 2005

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Balance Sheets
February 28, 2005 and August 31, 2004

	February 28, 2005	August 31, 2004
	(unaudited)	(audited)
ASSETS		
Current assets		
Cash	$ 348,246	$ 41,670
Receivables	14,578	12,156
GST recoverable	8,456	14,479
Inventories (Note 4)	151,935	106,898
Prepaid expenses and deposit	75,485	23,310
	598,700	198,513
Deferred financing fees (Note 5)	103,170	–
Deposit (Note 6)	–	235,218
Equipment (Note 6)	1,149,603	181,363
Licence (Note 7)	8,259	8,759
	$ 1,859,732	$ 623,853
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 71,241	$ 96,177
Advances received	–	250,000
Due to related parties (Note 10)	82,840	–
	154,081	346,177
Notes payable (Note 8)	71,361	–
Non-controlling interest (Note 3)	650,250	400,250
Shareholders' equity		
Common stock (Note 9)	2,022,264	306,693
Contributed surplus (Notes 9(f) & 10(d))	466,126	165,563
Deficit accumulated in the development stage	(1,504,350)	(594,830)
	984,040	(122,574)
Commitments (Note 11)		
Subsequent events (Note 12)		
	$ 1,859,732	$ 623,853

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Statements of Loss and Deficit
For the six months ended February 28, 2005 and February 29, 2004
(Unaudited – Prepared by Management)

	Three months ended February 28/29,		Six months ended February 28/29,	
	2005	2004	**2005**	2004
Sales	**$ 746**	$ –	**$ 9,093**	$ –
Cost of sales	**1,936**	–	**11,541**	–
	(1,190)	–	**(2,448)**	–
Expenses				
Amortization	**9,411**	84	**18,414**	252
Bank charges (recovery)	**2,156**	(76)	**5,656**	20
Consulting fees	**9,000**	–	**49,865**	–
License, duties, fees and taxes	**8,893**	782	**10,289**	1,103
Management fees	**15,000**	–	**25,000**	–
Office and administration	**36,787**	3,657	**66,922**	13,471
Professional fees	**35,517**	1,369	**42,921**	2,266
Regulatory fees and transfer agent	**5,065**	–	**11,291**	–
Rent	**53,339**	4,098	**65,911**	4,098
Research and development	–	–	**16,013**	–
Royalty (Note 7)	–	–	**2,500**	–
Stock-based compensation	**252,618**	–	**382,940**	–
Travel and promotion	**12,071**	4,930	**18,974**	7,399
Wages and benefits	**89,133**	52,493	**189,801**	78,155
	528,990	67,337	**906,497**	106,764
Loss before other items	**(530,180)**	(67,337)	**(908,945)**	(106,764)
Other items				
Interest and other income	**63**	–	**427**	–
Write off of assets	**(1,002)**	–	**(1,002)**	–
	(939)	–	**(575)**	–
Net loss for the period	**(531,119)**	(67,337)	**(909,520)**	(106,764)
Deficit, beginning of period	**(973,231)**	(219,596)	**(594,830)**	(180,169)
Deficit, end of period	**$ (1,504,350)**	$ (286,933)	**$ (1,504,350)**	$ (286,933)
Basic and diluted loss per share	**$ (0.03)**	$ (10.32)	**$ (0.06)**	$ (16.36)
Weighted average number of shares outstanding	**15,511,316**	6,527	**15,391,119**	6,527

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Statements of Cash Flows
For the six months ended February 28, 2005 and February 29, 2004
(Unaudited – Prepared by Management)

	Three months ended February 28/29,		Six months ended February 28/29,	
	2005	2004	**2005**	2004
Cash Flows from Operating Activities				
Net loss for the period	**$ (531,119)**	$ (67,337)	**$ (909,520)**	$ (106,764)
Items not affecting cash				
Amortization	**9,411**	84	**18,414**	252
Forgiveness of debt (Note 10)	–	–	–	165,563
Stock-based compensation	**252,618**	–	**382,940**	–
Loss from write off of assets	**1,002**	–	**1,002**	–
Change in non-cash working capital items:				
Receivables	**8,579**	(194)	**(2,422)**	(194)
Prepaid expenses and deposits	**(7,120)**	2,031	**(52,175)**	(2,485)
GST recoverable	**76,345**	(4,919)	**6,023**	(3,971)
Inventories	**(54,731)**	(40,229)	**(45,037)**	(40,229)
Investment tax credits refundable	–	5,441	–	7,152
Accounts payable and accrued liabilities	**(63,105)**	3,701	**(24,936)**	30,648
	(308,120)	(101,422)	**(625,711)**	49,972
Investing Activities				
Deposit	–	130,000	**235,218**	300,000
Acquisition of equipment	**(67,981)**	(59,853)	**(976,326)**	(73,085)
	(67,981)	70,147	**(741,108)**	226,915
Financing Activities				
Advances received	–	–	**(250,000)**	–
Promissory notes payable	**71,361**	–	**71,361**	–
Proceeds on issuance of shares	**474,420**	–	**1,519,194**	–
Related party advances (repayments)	**82,840**	–	**82,840**	(190,186)
Contributions by non-controlling interest	–	–	**250,000**	–
	628,621	–	**1,676,395**	(190,186)
Increase in cash	**252,520**	(31,275)	**306,576**	86,701
Cash, beginning of period	**95,726**	117,976	**41,670**	–
Cash, end of period	**$ 348,246**	$ 86,701	**$ 348,246**	$ 86,701
Supplemental cash flow information				
Bonus shares issued	**$ –**	$ –	**$ 114,000**	$ –
Shares issued on exercise of options	**$ 82,377**	$ –	**$ 82,377**	$ –

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of business and ability to continue as a going concern

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the prior year, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to a patent applications filed in Canada and the United States. These composite formulae are owned by NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At February 28, 2005, the Company has only recently commenced earning revenue and has an accumulated deficit as at February 28, 2005 of $1,504,350, including a loss for the six months ended February 28, 2005 of $909,520. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies used in the preparation of financial statements.

(a) Reverse takeover transaction:

On September 21, 2004, the Company acquired all of the issued and outstanding common shares of JER in exchange for common shares.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, JER.

b) As JER is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii) Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, JER and its newly incorporated 75% owned subsidiary, JER Manufacturing B.C. Ltd. ("JER Manufacturing") (Note 3). All significant inter-company transactions occurring subsequent to September 21, 2004, the date of acquisition of JER (Note 3), and inter-company balances as at September 21, 2004 have been eliminated upon consolidation.

2. Significant accounting policies (continued)

(b) Basis of presentation and consolidation (continued)

(ii) Consolidation (continued)

On June 30, 2004, the Company entered into an agreement with PGCO Investments Ltd. ("PGCO"), incorporating JER Manufacturing for the purpose of manufacturing JERTech™ compounds and panel boards. The Company was to contribute to JER Manufacturing the right to manufacture and supply the products while PGCO contributed $650,000 for working capital and the acquisition of equipment (Note 3).

The Company is considered a development stage company and currently operates in one business segment.

(b) Equipment

Equipment is depreciated over their estimated useful lives using the declining balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

(c) Deferred financing fees

Costs incurred to obtain long-term debt are deferred and amortized on a basis consistent with the repayment terms of the underlying debt.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

(e) Fair value of financial instruments

Except for the notes payable, the carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

2. Significant accounting policies (continued)

(f) Inventories

Inventories consist of raw materials and finished compounds and goods, and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

(g) Research and development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

(h) Investment tax credits

Investment tax credits earned with respect to current expenditures for qualified research and development activities are recorded as a reduction of expenses in the Consolidated Statements of Loss and Deficit. Investment tax credits are accrued when qualifying expenditures are made and when there is reasonable assurance that the credits will be realized. Such tax credits are typically subject to audit by Canadian taxation authorities. Any adjustments arising from the audit of the Company's application will be recorded in the period of assessment.

(i) License

The technology licensed from the NRC is amortized on a straight-line basis over the ten-year license term.

(j) Foreign currency

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Loss and Deficit.

2. Significant accounting policies (continued)

(k) Revenue recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

(l) Impairment of long-lived assets

The Company annually assesses its equipment and technology licence for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the period ended February 28, 2005.

(m) Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the period, the Company granted stock options to directors, officers and employees as set out in Note 10 (c).

(n) Earnings (loss) per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

2. Significant accounting policies (continued)

(o) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported or disclosed in the financial statements. Actual results may differ from these estimates.

3. Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTech™ compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

As the transaction, which was completed on September 21, 2004, resulted in the shareholders of JER acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with JER as the acquirer.

3. Reverse takeover ("RTO") of JER Envirotech Ltd. (continued)

The amounts assigned to the assets and liabilities of the Company deemed to have been purchased are based on the estimated fair value of the net assets of the Company, which equal their carrying values as at September 21, 2004, as follows:

Net assets acquired at assigned value	
Cash	$ 429,887
GST recoverable	3,795
Prepaid expenses and deposits	2,912
Advances to JER	250,000
	686,594
Equipment	1,175
Accounts payable and accrued liabilities	(295)
Shares subscriptions received in advance	(557,700)
	$ 129,774
Consideration given	
9,989,964 common shares	$ 129,774

4. Inventories

	February 28, 2005	August 31, 2004
Raw materials	$ 104,940	$ 48,273
Finished compounds and goods	46,995	58,625
	$ 151,935	$ 106,898

5. Deferred financing fees

	Cost	Accumulated Depreciation	February 28, 2005 Net Book Value	August 31, 2004 Net Book Value
Deferred financing fees	$114,000	$ 10,830	$ 103,170	$ Nil

6. Equipment

February 28, 2005	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 1,140,579	$ 14,046	$ 1,126,533
Computer equipment	12,364	2,288	10,076
Office equipment	7,414	792	6,622
Furniture and fixtures	7,249	877	6,372
	$ 1,167,606	$ 18,003	$ 1,149,603

August 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 178,816	$ 8,746	$ 170,070
Computer equipment	6,245	1,312	4,933
Office equipment	3,537	488	3,049
Furniture and fixtures	3,858	547	3,311
	$ 192,456	$ 11,093	$ 181,363

Machinery and equipment includes $1,012,008 of equipment acquired and not yet in use as of February 28, 2005. No depreciation was taken on such equipment. At August 31, 2004, the Company paid $235,218 as a down payment against equipment acquired on October 1, 2004.

7. Licence

Pursuant to a technology licence agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive licence which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the licence, the Company paid NRC a licence fee of $10,000. Royalties shall also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement, the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

In order to maintain the licence agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

8. Notes payable

		February 28, 2005
The Company received an aggregate of $70,000 in notes payable from three arm's length parties. The notes payable are subject to a 12% interest per annum with a maturity date of one year from the effective date of the promissory notes. As at February 28, 2005, an aggregate of $1,361 of interest has been accrued on these notes.	$	71,361

9. Share capital

In accordance with reverse takeover accounting principles, JER, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (Note 3). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflects the position of JER adjusted for the cost of the purchase.

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

(b) Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares		Amount
Balance, September 1, 2002 and 2003	6,527	$	6,693
Issued during the year:			
Principal shareholders in contemplation of the reverse takeover	8,193,473		–
Private placement in June 2004 for cash	1,250,668		300,000
Balance, August 31, 2004	9,450,668	$	306,693

9. Share capital (continued)

(b) Issued and fully paid (continued)

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,989,964	129,774
Private placements	1,751,999	1,051,200
Bonus shares (Note 3)	271,428	114,000
Exercise of options	932,250	558,117
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(168,645)
Balance, February 28, 2005	16,236,674	$ 2,022,264

In conjunction with the reverse takeover, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding. The information set out in the tables above give retroactive effect to this share consolidation.

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

During the period, 103,750 warrants were exercised at a price of $0.30 per common share and 103,750 common shares were issued for gross proceeds of $31,125.

During the period, 232,250 options and 700,000 options were exercised at a price of $0.24 and $0.60 per common share respectively and an aggregate of 932,250 common shares were issued for gross proceeds of $475,740.

9. Share capital (continued)

(c) Stock options

The Company maintains a 10% rolling stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, December 31, 2003	235,063	0.24
Exercised	(933,083)	(0.51)
Cancelled	(71,980)	(0.67)
Granted	2,135,000	0.61
Balance, February 28, 2005	1,365,000	$ 0.61

The following table summarizes the stock options outstanding at February 28, 2005:

Exercise price	Number outstanding at February 28, 2005	Expiry date	Number exercisable at February 28, 2005
$0.60	220,000	June 23, 2009	220,000
$0.70	150,000	August 18, 2009	150,000
$0.70	50,000	August 24, 2009	50,000
$0.60	945,000	February 26, 2010	945,000
	1,365,000		1,365,000

During the six months ended February 28, 2005, under the fair-value-based method, $382,940 (2004 – $nil) in compensation expense was recorded in the statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

9. Share capital (continued)

(c) Stock options (continued)

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	2.53%	–
Expected dividend yield	0%	–
Stock price volatility	44%	–
Expected life of options	2 years	–

The weighted average fair value of options granted during the three months ended February 28, 2005 is $0.18 (2004 – $nil).

(d) Warrants

The following warrants were outstanding at February 28, 2005. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
128,750	$0.30	October 6, 2005
1,751,999	$0.70	September 21, 2005
	$0.90	September 21, 2006

(e) Shares held in escrow

As at February 28, 2005, 8,996,598 common shares are held in escrow as follows:

i) 63,531 common shares are considered Tier 1 escrow shares and are released as to 25% on closing of RTO, one-third, one-half and the balance, of the remaining shares respectively as to every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004.

ii) 19,937 common shares are considered Tier 2 escrow shares and are released as to 10% on closing of RTO, one-sixth, one-fifth, one-quarter, one-half and the balance, of the remaining shares respectively as to every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004.

9. Share capital (continued)

(e) Shares held in escrow (continued)

iii) 19,594 common shares are released as to 10% as to every 6 months pursuant to the escrow agreement dated November 20, 2001;

iv) 8,893,536 common shares are released as to 5% on closing of the Reverse Takeover, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010.

(f) Contributed surplus

	February 28, 2005	August 31, 2004
Balance, beginning of period	$ 165,563	$ –
Debt forgiven	–	165,563
Stock compensation	382,940	–
Transfer to share capital on exercise of options	(82,377)	–
Balance, end of period	$ 466,126	$ 165,563

10. Related party transactions

(a) During the six months ended February 28, 2005, the Company paid or accrued management fees of $25,000 (2004 – $nil) and administrative fees of $5,000 (2004 – $nil) under a management service agreement to a company controlled by directors of the Company.

(b) The Company paid or accrued $3,459 (2004 – $nil) for rent to a company having directors in common.

(c) As at February 28, 2005, $12,840 (August 31, 2004 – $nil) was due to a company controlled by directors of the Company. The amounts resulted from management and administrative fees and are unsecured, non-interest bearing with no fixed terms of repayment.

10. Related party transactions (continued)

(d) As at February 28, 2005, $70,000 (August 31, 2004 – $nil) was due to two directors of the Company. The notes are unsecured, non-interest bearing with no fixed terms of repayment.

During the year ended August 31, 2004, in contemplation of the closing of the RTO, the directors forgave $165,563 owing to them. The forgiveness has been recorded as contributed surplus and the balance was repaid during the year ended August 31, 2004.

11. Commitments

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On March 17, 2005, the Company negotiated for the pre-termination of the lease agreement effective April 29, 2005. The Company will pay a penalty of $4,385 on May 15, 2005 for the unfulfilled period.

(b) On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120.

Subsequent to the period, on March 17, 2005, the terms of the agreement were amended due to certain renovations shouldered by the lessor, and the monthly lease rate increased to approximately $11,948 commencing May 1, 2005. All other terms of the lease remain the same. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31		Amount
2006		143,376
2007		143,376
2008		143,376
2009		143,376
Thereafter		310,648
	$	884,152

At August 31, 2004, the Company paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the period ended February 28, 2005 upon the Company terminating negotiations with the landlord.

11. Commitments (continued)

(c) The Company entered into an agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

(d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.

12. Subsequent events

Subsequent to the period, the Company entered in a joint-venture agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Manufacturing (Philippines) Inc. ("JER Philippines"). Pursuant to the agreement, WPCE will provide initial funding of US$850,000 which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

No amounts have yet been advanced in respect of this agreement.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C. 209 SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

MANAGEMENT DISCUSSION AND ANALYSIS

Six months ended February 28, 2005
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

Management Discussion & Analysis
February 28, 2005

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of April 28, 2005 and should be read in conjunction with the unaudited consolidated interim financial statements and related notes thereto of the Company for the six months ended February 28, 2005 and 2004 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the year ended December 31, 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to a patent applications filed in Canada and the United States. These composite formulae are owned by NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTechTM compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

In conjunction with the RTO, the Company completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada ("NRC"), which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

During the period, the Company's production facility, a joint venture 75% owned by JER and 25% by PGCO Investments Ltd., has now commenced production of JER wood-plastic composite compound ("WPC Compound"). Initial production tests have indicated production levels which are between 8% to 25% higher, on an hourly basis, depending on the formulation, than initially expected.

Separately, the Company will be issuing 25,000 bonus shares to three individuals in connection with shareholders loans.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

1.3 Selected Annual Information

Year ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
August 31, 2004	$ 8,484	$ (14,749)	$ (414,661)	$ (0.18)
August 31, 2003	5,853	2,920	(9,780)	(1.50)
August 31, 2002	–	–	–	–

1.4 Results of Operations

For the six months ended February 28, 2005, the Company recorded a loss of $909,520 or $0.06 per share as compared to a loss of $106,764 or $16.36 per share for the same period in 2004, an increase in loss by $802,756. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO. *See 1.2. Over-all Performance.*

The Company is in its development stage. During the period, the Company started earning revenues and recorded a gross profit of $(2,448).

During the period, the Company recorded $382,940 (2003 - $nil) in compensation expense, under the fair value based method, in its statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
February 28, 2005	$ 746	$ (1,190)	$ (531,119)	$ (0.03)
November 30, 2004	8,347	(1,258)	(373,271)	(0.02)
August 31, 2004	565	(16,104)	(215,360)	(0.09)
May 31, 2004	7,919	1,355	(92,538)	(14.18)
February 29, 2004	–	–	(67,337)	(10.32)
November 30, 2003	–	–	(39,426)	(6.04)
August 31, 2003	5,853	2,920	(9,780)	(1.50)
May 31, 2003	–	–	–	–

See 1.2. Over-all Performance for significant trends and acquisitions (reverse takeover).

1.6/1.7 Liquidity and Capital Resources

The Company reported working capital of $444,619 for the six months ended February 28, 2005 compared to working capital of $147,664 at August 31, 2004, representing an increase in working capital by $296,955. As at February 28, 2005, the Company had net cash on hand of $348,246 compared to $41,670 at August 31, 2004.

Current assets excluding cash at February 28, 2005 consist of receivables of $14,578, GST recoverable of $8,456, inventories of $151,935 and prepaid expenses and deposits of $75,485 while current liabilities as at February 28, 2005 consist of accounts payable and accrued liabilities of $71,241 and due to related parties of $82,840.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$884,152	$286,752	$286,752	$310,648
Management agreements [2]	$216,000	$216,000	$nil	$nil

[1] The Company has entered into lease agreements for its office premises.
[2] The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.

During the period, the Company entered into the following agreements as follows:

(a) An agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

(b) A joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO") whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTechTM compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

During the period, the Company utilized $625,711 of its cash for operations and utilized $976,326 of its cash for the purchase of equipment which includes the deposit of $235,218 paid during the year ended August 31, 2004.

During the period, the Company generated $1,676,395 of cash from its financing activities as follows:

(a) The Company received $1,558,065 from the issuance of shares by way of private placement in conjunction with the RTO (see item 1.2 above) and exercises of options and warrants less share issue costs of $168,645.

(b) The Company received an additional advance of $250,000 in connection with the joint venture agreement dated June 30, 2004 with PGCO (See item 1.2). As at February 28, 2005, total advances received from PGCO is $650,000.

(c) The Company received an aggregate of $70,000 in notes payable from three arm's length parties. The notes are subject to a 12% interest per annum with a maturity date of one year from the effective date of the promissory notes. As at February 28, 2005, an aggregate of $1,361 of interest has been accrued on these notes.

(d) The Company received advances of $70,000 from two directors of the Company. The advances are unsecured, non-interest bearing with no fixed terms of repayment.

(e) As at February 28, 2005, $12,840 was due to a company controlled by directors of the Company. The amounts resulted from management and administrative fees and are unsecured, non-interest bearing with no fixed terms of repayment.

Financing for the Company's operations and commitments was funded primarily through various share issuances and from various loans mentioned above. At February 28, 2005, the Company has only recently commenced earning revenue and has an accumulated deficit as at February 28, 2005 of $1,504,350, including a loss for the six months ended February 28, 2005 of $909,520. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give

effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective September 2004, the Company entered into a Management and Administrative Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. This agreement expires in September 2007.

During the six months ended February 28, 2005, the Company paid $25,000 for management fees and $5,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $3,459. Afrasia is an oil and gas exploration company.

(3) As at February 28, 2005, $12,840 was due to a company controlled by directors of the Company. The amounts resulted from management and administrative fees and are unsecured, non-interest bearing with no fixed terms of repayment.

(4) As at February 28, 2005, $70,000 was due to two directors of the Company. The notes are unsecured, non-interest bearing with no fixed terms of repayment.

During the year ended August 31, 2004, in contemplation of the closing of the Agreement, the directors forgave $165,563 owing to them. The forgiveness has been recorded as contributed surplus and the balance was repaid during the year ended August 31, 2004.

1.10 Fourth Quarter/Subsequent events

Subsequent to the period, the Company has entered into a Joint Venture Agreement (JV) with WPC Environtech Inc. (WPCE) dated March 1, 2005, a Philippine incorporated company, to establish a production facility in the Philippines.

Pursuant to the terms of the JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while WPC Environtech will provide business know-how to incorporate a JV Company in the Philippines, establish a production facility and develop distribution and sales of the Company's products and products derived there from in the Philippines and

surrounding international areas. The JV contemplates capital contributions of US$6,000 from JER and US$4,000 from WPC Environtech to the joint-venture, to be paid upon incorporation of the Joint Venture Company in the Philippines which is equivalent to an equity of 60% and 40%, respectively. In addition to the equity contribution, WPC Environtech will provide the initial funding of US$850,000 which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations.

No amounts have yet been advanced in respect of this agreement.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

1.14 Financial Instruments and Other Instruments

Except for the notes payable, the carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Sokhie Puar"

Sokhie Puar
Director
April 28, 2005



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JER Envirotech International Corp.

Listed Company

JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Halt
BULLETIN DATE: April 29, 2005
TSX Venture Tier 2 Company

Effective at the opening PST, April 29, 2005, trading in the shares of the Company was halted at the request of the Company, pending an announcement; this regulatory halt is imposed by Market Regulation Services, the Market Regulator of the Exchange pursuant to the provisions of Section 10.9 (1) of the Universal Market Integrity Rules.

JER ENVIROTECH INTERNATIONAL CORP.

NEWS RELEASE


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2006
WASH, D.C.
SECTION

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

May 2, 2005
(No.2005-05-05)

JER to Open Production Facility in Malaysia

Vancouver, B.C. – May 2, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce that it has entered into a joint-venture agreement for the establishment of a production facility to be located in Malaysia.

The Company has entered into a joint-venture agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Envirotech Sdn Bhd ("JER Malaysia"). Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

The production facility will be located just outside of Kuala Lumpur in Shah Alam, Malaysia . The Company anticipates having the production facility operational by the fall of 2005. The plant will have the initial capacity to produce up to 500,000 Kg of WPC Compound per month or to produce up to 55,000 JERTech™ wallboards per month.

ABOUT APM:

APM is a private limited company founded in 1991 as a joint venture with Union Carbide Chemicals & Plastics, a subsidiary of The Dow Chemical Company, and PPB Group Berhad. APM has grown into a leading specialty manufacturer of phenolic and amino-based microspheres and alkylphenol tackifying resins serving a wide range of industries, including but not limited to the construction, marine, automotive and aerospace industries.

PPB Group Berhad, with an annual turnover of over US$2.8 billion in 2004, is a highly diversified conglomerate in Malaysia engaged in a wide spectrum of activities ranging from sugar refining, flour and animal feed milling, edible oils processing, oil palm cultivation, environmental engineering and waste management and utilities, film exhibition and distribution, property development, shipping to commodity trading. Overseas, the PPB Group Berhad currently has operations in Vietnam, Myanmar and Singapore and plans to expand further into China and other Asean countries.

Further information on Asia Pacific Microspheres Sdn Bhd is available at www.phenoset.com

Further information on PPB Group Berhad is available at www.ppbgroup.com

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
Email: Info@jerenvirotech.com website: www.jerenvirotech.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

May 2, 2005

Item 3. Press Release

Issued on May 2, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that it has entered into a joint-venture agreement for the establishment of a production facility to be located in Malaysia.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 2nd day of May 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



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JER Envirotech International Corp.

Listed Company

JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Resume Trading
BULLETIN DATE: May 3, 2005
TSX Venture Tier 2 Company

Effective at the opening, PST, May 3, 2005, shares of the Company resumed trading, an announcement having been made over StockWatch.

JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH, D.C. 209 SECTION

NEWS RELEASE

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

May 5, 2005
(No.2005-05-06)

JER ADDS TO SENIOR MANAGMENT

Vancouver, B.C. – May 5, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce that it has added two senior personnel to its management team. Effective May 1, 2005, Mr. David Austin has been appointed as Sr. Vice President and Chief Operating Officer and Mr. Ernesto Calica as Vice President of Administration, Operations and General Manager.

Mr. Austin has worked in the Middle East, Australia, Canada and the United States in various industries including mining, lumber and furniture manufacturing. For the past 25 years, he has been exclusively involved in the sale, design and construction of injection molding, thermoforming and extrusion factories for the plastics industry across Canada and the United States. Mr. Austin has successfully built turn-key production facilities that incorporate complex material handling systems, plant process piping for heating and cooling, heavy equipment rigging and steel construction.

In 1992, Mr. Austin designed and built Quality Colors Inc., his plastics and compounding factory in Delta, B.C. His company manufactured a broad range of color concentrates, compounds and additives for customers in Canada, the Western United States, Mexico and China. In 2003, he successfully sold his company to a Swiss multi-national public corporation. Mr. Austin holds a diploma in Mechanical Engineering from the British Columbia Institute of Technology (BCIT).

Mr. Ernesto Calica has more than 25 years of extensive experience in project management, financial management, business development, preparation of feasibility and viability studies, loan syndication, management consulting, and international marketing. Prior to joining JER, Mr. Calica was a Business Development Manager of BCIT responsible for Asia-Pacific and the Middle East. He was also Vice President for Technology Training Associates Ltd. which is a wholly-owned subsidiary of BCIT. Mr. Calica was directly responsible for developing business and managing BCIT's international projects particularly those funded by Asian Development Bank, Caribbean Development Bank, Inter-American Development Bank, World Bank and the Canadian International Development Agency (CIDA). He also initiated educational and twinning collaborations with other post-secondary institutions in Brunei, Korea, Malaysia, Philippines, Sri Lanka, Taiwan and Thailand. Prior to his post with BCIT, Mr. Calica was Vice President and Director for S.E.A Consultants Inc, Philippines, where he directed and managed day to day operations in the fields of management consulting, finance and administration human resource development, and marketing. Mr. Calica is an alumnus of De La Salle University, Manila, Philippines and St. Louis University, Baguio City, Philippines where he completed his BS Management and BSC in Accounting respectively.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
Email: Info@jerenvirotech.com website: www.jerenvirotech.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

May 5, 2005

Item 3. Press Release

Issued on May 5, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that it has added two senior personnel to its management team

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 5th day of May 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.



NEWS RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C. 209 SECTION

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

June 16, 2005
(No.2005-06-07)

JER ANNOUNCES A PRIVATE PLACEMENT FINANCING

Vancouver, B.C. – June 16, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") announces a non-brokered private placement of up to 2,500,000 units.

The financing will consist of a private placement of up to 2,500,000 units at a price of $0.60 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share at an exercise price of $0.75 per share for a period of 12 months from the date of closing and at an exercise price of $0.95 per share for the next 12 months. The proceeds will be used for general working capital purposes. A commission of 7% of the gross proceeds may be payable on a portion of the financing.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

June 16, 2005

Item 3. Press Release

Issued on June 16, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. announces a non-brokered private placement of up to 2,500,000 units.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of June 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.

July 14, 2005
(No. 2005-07-08)

NEWS RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C. 209 SECTION

JER INCREASES FINANCING

Vancouver, B.C. – July 14, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that, due to high demand, the number of units offered in its previously announced non-brokered private placement is being increased from 2,500,000 units to 3,500,000 units. The units are being offered at a price of $0.60 per unit, for maximum gross proceeds of $2,100,000. Each unit will consist of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share at an exercise price of $0.75 per share for a period of 12 months from the date of closing and at an exercise price of $0.95 per share for the next 12 months. The proceeds will be used for general working capital purposes. A commission of 7% of may be payable on a portion of the financing.

Grant of Stock Options

The Company has granted incentive stock options to directors, officers, consultants and employees of the Company to acquire 368,000 common shares at a of $0.65 per share exercisable up to and including July 14, 2010.

The above transactions are subject to the prior acceptance of the TSX Venture Exchange.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:
Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

20050708 increased financing at 0.60

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

July 14, 2005

Item 3. Press Release

Issued on July 14, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that, due to high demand, the number of units offered in its previously announced non-brokered private placement is being increased from 2,500,000 units to 3,500,000 units.

The Company has granted incentive stock options to directors, officers, consultants and employees of the Company to acquire 368,000 common shares at a of $0.65 per share exercisable up to and including July 14, 2010.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of July 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


RECEIVED
JUN 27 2006
209

NEWS RELEASE

July 27, 2005
(No. 2005-07-09)

JER ANNOUNCES CLOSING OF FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, B.C. – July 27, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that further to its news releases dated June 16, 2005 and July 14, 2005, it has received final TSX Venture Exchange acceptance with respect to the closing of the first tranche of its non-brokered private placement.

The Company sold 2,065,834 units at a price of $0.60 per unit for gross proceeds of $1,239,500. Each unit consists of one common share and one half share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.75 for a period of one year from closing date. These units are subject to a hold period expiring November 27, 2005. This closing is the first tranche of the Company's previously announced private placement of up to 3,500,000 units.

The Company shall pay $7,000 as a finder's fee to a non-arm's length party on a portion of this first tranche of private placement.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:
Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

20050709 PP 1st tranche close

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

July 27, 2005

Item 3. Press Release

Issued on July 27, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that further to its news releases dated June 16, 2005 and July 14, 2005, it has received final TSX Venture Exchange acceptance with respect to the closing of the first tranche of its non-brokered private placement.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 27th day of July 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


Bulletin Contents

company person symbol start home

JER Envirotech International Corp.

Listed Company

---- Navigation Options ----

JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: July 27, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced June 16, 2005 and July 14, 2005:

FIRST TRANCHE

Number of Shares: 2,065,834 shares

Purchase Price: $0.60 per share

Warrants: 1,032,917 share purchase warrants to purchase 1,032,917 shares

Warrant Exercise Price: $0.75 for a one year period

$0.95 in the second year

Number of Placees: 13 placees

Finder's Fee: $7,000 payable to Jay Sidhu

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended May 31, 2005 and 2004
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

July 28, 2005

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Balance Sheets
May 31, 2005 and August 31, 2004

		May 31, 2005		August 31, 2004
		(unaudited)		(audited)
ASSETS				
Current assets				
Cash	$	**44,880**	$	41,670
Receivables		**45,309**		12,156
GST recoverable		**21,049**		14,479
Inventories (Note 4)		**272,959**		106,898
Prepaid expenses and deposit		**120,500**		23,310
		504,697		198,513
Deferred financing fees (Note 5)		**111,003**		–
Deposit (Note 6)		–		235,218
Equipment (Note 6)		**1,255,383**		181,363
License (Note 7)		**8,009**		8,759
	$	**1,879,092**	$	623,853
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**340,730**		$96,177
Advances received		–		250,000
Due to related parties (Note 10)		**162,100**		–
		502,830		346,177
Notes payable (Note 8)		**73,478**		–
Non-controlling interest (Note 3)		**650,250**		400,250
Shareholders' equity				
Common stock (Note 9)		**2,036,264**		306,693
Contributed surplus (Notes 9(f) & 10(e))		**466,126**		165,563
Deficit accumulated in the development stage		**(1,849,856)**		(594,830)
		652,534		(122,574)
Commitments (Note 11)				
Subsequent events (Note 12)				
	$	**1,879,092**	$	623,853

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Statements of Loss and Deficit
For the nine months ended May 31, 2005 and 2004
(Unaudited – Prepared by Management)

	Three months ended May 31, 2005	Three months ended May 31, 2004	Nine months ended May 31, 2005	Nine months ended May 31, 2004
Sales	$ **23,513**	$ 7,919	$ **32,606**	$ 7,919
Cost of sales	**13,724**	6,564	**25,265**	6,564
	9,789	1,355	**7,341**	1,355
Expenses				
Amortization	**27,056**	4,560	**45,470**	4,812
Bank charges	**2,601**	259	**8,257**	279
Consulting fees	**33,191**	–	**83,056**	–
License, duties, fees and taxes	**5,618**	1,019	**15,907**	2,122
Management fees	**15,000**	–	**40,000**	–
Office and administration	**44,703**	8,331	**111,626**	21,804
Professional fees	**9,986**	12,631	**52,907**	14,896
Regulatory fees and transfer agent	**6,263**	–	**17,554**	–
Rent	**58,915**	5,797	**124,826**	9,895
Research and development	**–**	–	**16,013**	–
Royalty (Note 7)	**–**	–	**2,500**	–
Stock-based compensation	**–**	–	**382,940**	–
Travel and promotion	**21,808**	18,453	**40,782**	25,852
Wages and benefits	**130,410**	42,842	**320,210**	120,996
	355,551	93,892	**1,262,048**	200,656
Loss before other items	**(345,762)**	(92,537)	**(1,254,707)**	(199,301)
Other items				
Interest and other income	**256**	–	**683**	–
Write-off of assets	**–**	–	**(1,002)**	–
	256	–	**(319)**	–
Net loss for the period	**(345,506)**	(92,539)	**(1,255,026)**	(199,301)
Deficit, beginning of period	**(1,504,350)**	(286,933)	**(594,830)**	(180,169)
Deficit, end of period	$ **(1,849,856)**	$ (379,470)	$ **(1,849,856)**	$ (379,470)
Basic and diluted loss per share	$ **(0.02)**	$ (14.18)	$ **(0.08)**	$ (30.53)
Weighted average number of shares outstanding	**16,253,794**	6,527	**15,681,837**	6,527

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Statements of Cash Flows
For the nine months ended May 31, 2005 and 2004
(Unaudited – Prepared by Management)

	Three months ended May 31, 2005	Three months ended May 31, 2004	Nine months ended May 31, 2005	Nine months ended May 31, 2004
Cash Flows from Operating Activities				
Net loss for the period	$ **(345,506)**	$ (92,539)	$ **(1,255,026)**	$ (199,301)
Items not affecting cash				
Amortization	**27,056**	4,560	**45,470**	4,812
Stock-based compensation	–	–	**382,940**	–
Loss from write off of assets	–	–	**1,002**	–
Change in non-cash working capital items:				
Receivables	**(30,730)**	(14,390)	**(33,153)**	(14,584)
GST recoverable	**(12,592)**	(3,727)	**(6,570)**	(7,698)
Inventories	**(121,024)**	(42,338)	**(166,061)**	(82,567)
Prepaid expenses and deposits	**(45,015)**	108	**(97,190)**	(2,377)
Investment tax credits refundable	–	–	–	7,152
Accounts payable and accrued liabilities	**269,489**	2,564	**244,553**	33,210
	(258,322)	(145,762)	**(884,035)**	(261,353)
Investing Activities				
Deposit	–	–	**235,218**	300,000
Acquisition of equipment	**(126,421)**	(2,296)	**(1,102,745)**	(75,381)
	(126,421)	(2,296)	**(867,527)**	224,619
Financing Activities				
Advances received	–	–	**(250,000)**	–
Related party advances (repayments)	**79,260**	–	**162,100**	(24,623)
Promissory notes payable	**2,117**	–	**73,478**	–
Long-term debt	–	100,000	–	100,000
Proceeds on issuance of shares	–	–	**1,519,194**	–
Contributions by non-controlling interest	–	–	**250,000**	–
	81,377	100,000	**1,754,772**	75,377
Increase (decrease) in cash	(303,366)	(48,058)	**3,210**	38,643
Cash, beginning of period	**348,246**	86,701	**41,670**	–
Cash, end of period	$ **44,880**	$ 38,643	$ **44,880**	$ 38,643
Supplemental cash flow information				
Non-cash investing and financing activities				
Forgiveness of amounts due to related parties	$ –	$ –	$ –	$ 165,563
Bonus shares issued	$ –	$ –	$ **114,000**	$ –
Shares issued on exercise of options	$ **82,377**	$ –	$ **82,377**	$ –

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of business and ability to continue as a going concern

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the prior year, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At May 31, 2005, the Company has only recently commenced earning revenue and has an accumulated deficit as at May 31, 2005 of $1,849,856, including a loss for the nine months ended May 31, 2005 of $1,255,026. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The following is a summary of the significant accounting policies used in the preparation of financial statements.

(i) Reverse takeover transaction

On September 21, 2004, the Company acquired all of the issued and outstanding common shares of JER in exchange for common shares.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, JER.

b) As JER is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii) Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, JER and its newly incorporated 75% owned subsidiary, JER Manufacturing B.C. Ltd. ("JER Manufacturing") (Note 3). All significant inter-company transactions occurring subsequent to September 21, 2004, the date of acquisition of JER (Note 3), and inter-company balances as at September 21, 2004 have been eliminated upon consolidation.

On June 30, 2004, the Company entered into an agreement with PGCO Investments Ltd. ("PGCO"), incorporating JER Manufacturing for the purpose of manufacturing JERTech™ compounds and panel boards. The Company was to contribute to JER Manufacturing the right to manufacture and supply the products while PGCO contributed $650,000 for working capital and the acquisition of equipment (Note 3).

2. Significant accounting policies (continued)

(a) Basis of presentation and consolidation (continued)

(ii) Consolidation (continued)

The Company is considered a development stage company and currently operates in one business segment.

(b) Equipment

Equipment is depreciated over their estimated useful lives using the declining balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

(c) Deferred financing fees

Costs incurred to obtain long-term debt are deferred and amortized on a basis consistent with the repayment terms of the underlying debt.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

(e) Fair value of financial instruments

Except for the notes payable, the carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

(f) Inventories

Inventories consist of raw materials and finished compounds and goods, and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

2. Significant accounting policies (continued)

(g) Research and development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

(h) Investment tax credits

Investment tax credits earned with respect to current expenditures for qualified research and development activities are recorded as a reduction of expenses in the Consolidated Statements of Loss and Deficit. Investment tax credits are accrued when qualifying expenditures are made and when there is reasonable assurance that the credits will be realized. Such tax credits are typically subject to audit by Canadian taxation authorities. Any adjustments arising from the audit of the Company's application will be recorded in the period of assessment.

(i) License

The technology licensed from the NRC is amortized on a straight-line basis over the ten-year license term.

(j) Foreign currency

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Loss and Deficit.

(k) Revenue recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

(l) Impairment of long-lived assets

The Company annually assesses its equipment and technology license for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the period ended May 31, 2005.

2. Significant accounting policies (continued)

(m) Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the period, the Company granted stock options to directors, officers and employees as set out in Note 10 (c).

(n) Earnings (loss) per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

3. Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTech™ compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

3. Reverse takeover ("RTO") of JER Envirotech Ltd. (continued)

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

As the transaction, which was completed on September 21, 2004, resulted in the shareholders of JER acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with JER as the acquirer.

The amounts assigned to the assets and liabilities of the Company deemed to have been purchased are based on the estimated fair value of the net assets of the Company, which equal their carrying values as at September 21, 2004, as follows:

Net assets acquired at assigned value	
Cash	$ 429,887
GST recoverable	3,795
Prepaid expenses and deposits	2,912
Advances to JER	250,000
	686,594
Equipment	1,175
Accounts payable and accrued liabilities	(295)
Shares subscriptions received in advance	(557,700)
	$ 129,774
Consideration given	
9,989,964 common shares	$ 129,774

4. Inventories

	May 31, 2005	August 31, 2004
Raw materials	$ 103,606	$ 48,273
Finished compounds and goods	169,353	58,625
	$ 272,959	$ 106,898

5. Deferred financing fees

			May 31, 2005	August 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Deferred financing fees	$ 128,000	$ 16,997	$ 111,003	$ Nil

6. Equipment

May 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 1,242,343	$ 33,498	$ 1,208,845
Computer equipment	13,112	2,860	10,252
Office equipment	12,181	1,124	11,057
Furniture and fixtures	9,907	1,109	8,798
Leasehold improvements	16,484	53	16,431
	$ 1,294,027	$ 38,644	$ 1,255,383

August 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 178,816	$ 8,746	$ 170,070
Computer equipment	6,245	1,312	4,933
Office equipment	3,537	488	3,049
Furniture and fixtures	3,858	547	3,311
	$ 192,456	$ 11,093	$ 181,363

At August 31, 2004, the Company paid $235,218 as a down payment against equipment acquired on October 1, 2004.

7. License

Pursuant to a technology license agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the license, the Company paid NRC a license fee of $10,000. Royalties shall also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement, the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

In order to maintain the license agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

8. Notes payable

	May 31, 2005	August 31, 2004
The Company received an aggregate of $70,000 in notes payable from three arm's length parties. The notes payable are subject to a 12% interest per annum with a maturity date of one year from the effective date of the promissory notes. As at May 31, 2005, an aggregate of $3,478 of interest has been accrued on these notes.	$ 73,478	$ nil

In consideration of the advance, the Company issued an aggregate of 25,000 shares to the lenders at a deemed price of $0.56 per share.

9. Share capital

In accordance with reverse takeover accounting principles, JER, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (Note 3). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflects the position of JER adjusted for the cost of the purchase.

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

(b) Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2002 and 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement	1,250,668	300,000
Balance, August 31, 2004	9,450,668	$ 306,693

9. Share capital (continued)

(b) Issued and fully paid (continued)

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,989,964	129,774
Private placements	1,751,999	1,051,200
Bonus shares (Note 3 and 8)	296,428	128,000
Exercise of options	932,250	558,117
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(168,645)
Balance, May 31, 2005	16,261,674	$ 2,036,264

In conjunction with the reverse takeover, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding. The information set out in the tables above give retroactive effect to this share consolidation.

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

During the period, 103,750 warrants were exercised at a price of $0.30 per common share and 103,750 common shares were issued for gross proceeds of $31,125.

During the period, 232,250 options and 700,000 options were exercised at a price of $0.24 and $0.60 per common share respectively and an aggregate of 932,250 common shares were issued for gross proceeds of $475,740.

9. Share capital (continued)

(c) Stock options

The Company maintains a 10% rolling stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, December 31, 2003	235,063	0.24
Exercised	(933,083)	(0.51)
Cancelled	(361,980)	(0.67)
Granted	2,135,000	0.61
Balance, May 31, 2005	1,075,000	$ 0.60

The following table summarizes the stock options outstanding at May 31, 2005:

Exercise price	Number outstanding at May 31, 2005	Expiry date	Number exercisable at May 31, 2005
$0.60	160,000	June 23, 2009	160,000
$0.70	20,000	August 24, 2009	20,000
$0.60	895,000	February 26, 2010	895,000
	1,075,000		1,075,000

During the nine months ended May 31, 2005, under the fair-value-based method, $382,940 (2004 – $nil) in compensation expense was recorded in the statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	2.53%	–
Expected dividend yield	0%	–
Stock price volatility	44%	–
Expected life of options	2 years	–

9. Share capital (continued)

(c) Stock options (continued)

The weighted average fair value of options granted during the nine months ended May 31, 2005 is $0.18 (2004 – $nil).

(d) Warrants

The following warrants were outstanding at May 31, 2005. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
38,625	$0.30	October 6, 2005
1,226,399	$0.70	September 21, 2005
	$0.90	September 21, 2006

(e) Shares held in escrow

As at May 31, 2005, 8,515,257 (August 31, 2004 – nil) common shares are held in escrow as follows:

i) 31,765 common shares are considered Tier 1 escrow shares and are released as to 25% on closing of RTO, one-third, one-half and the balance, of the remaining shares respectively as to every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004;

ii) 19,937 common shares are considered Tier 2 escrow shares and are released as to 10% on closing of RTO, one-sixth, one-fifth, one-quarter, one-half and the balance, of the remaining shares respectively as to every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004;

iii) 14,696 common shares are released as to 10% as to every 6 months pursuant to the escrow agreement dated November 20, 2001; and

iv) 8,448,859 common shares are released as to 5% on closing of the Reverse Takeover, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010.

9. Share capital (continued)

(f) Contributed surplus

		May 31, 2005		August 31, 2004
Balance, beginning of period	$	165,563	$	–
Debt forgiven		–		165,563
Stock compensation		382,940		–
Transfer to share capital on exercise of options		(82,377)		–
Balance, end of period	$	466,126	$	165,563

10. Related party transactions

(a) During the nine months ended May 31, 2005, the Company paid or accrued management fees of $40,000 (2004 – $nil) and administrative fees of $8,000 (2004 – $nil) under a management service agreement to a company controlled by directors of the Company.

(b) The Company paid or accrued $3,459 (2004 – $nil) for rent to a company having directors in common.

(c) As at May 31, 2005, $32,100 (August 31, 2004 – $nil) was due to a company controlled by directors of the Company. The amounts resulted from management and administrative fees and are unsecured, non-interest bearing with no fixed terms of repayment.

(d) As at May 31, 2005, $15,000 (August 31, 2004 - $nil) was due to a company controlled by directors of the Company. The amount resulted as a loan to the Company and is unsecured, non-interest bearing with no fixed term of repayment.

(e) As at May 31, 2005, $70,000 (August 31, 2004 – $nil) was due to two directors of the Company. The notes are unsecured, non-interest bearing with no fixed terms of repayment.

During the year ended August 31, 2004, in contemplation of the closing of the RTO, the directors forgave $165,563 owing to them. The forgiveness has been recorded as contributed surplus and the balance was repaid during the year ended August 31, 2004.

11. Commitments and joint ventures

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On March 17, 2005, the Company negotiated for the pre-termination of the lease agreement effective April 29, 2005. The Company paid a penalty of $4,385 for the unfulfilled period.

11. Commitments and joint ventures (continued)

(b) On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120.

On March 17, 2005, the terms of the agreement were amended due to certain renovations shouldered by the lessor, and the monthly lease rate increased to approximately $11,948 commencing May 1, 2005. All other terms of the lease remain the same. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31		Amount
2006	$	143,376
2007		143,376
2008		143,376
2009		143,376
Thereafter		310,648
	$	884,152

At August 31, 2004, the Company paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the period ended May 31, 2005 upon the Company terminating negotiations with the landlord.

(c) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd., a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

---

11. Commitments and joint ventures (continued)

(d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.

(e) The Company entered in a joint-venture agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Manufacturing (Philippines) Inc. ("JER Philippines"). Pursuant to the agreement, WPCE will provide initial funding of US$850,000 which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

Subsequent to the period, the Company advanced $6,000 in respect of this agreement.

(d) During the period, the Company entered into a joint-venture agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Envirotech Sdn Bhd ("JER Malaysia"). Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

Subsequent to the period, the Company advanced US$380,000 in respect of this agreement.

12. Subsequent events

(a) Subsequent to the period, the Company announced a non-brokered private placement of up to 3,500,000 units. The units are being offered at a price of $0.60 per unit, for maximum gross proceeds of $2,100,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share at an exercise price of $0.75 per share for a period of 12 months from the date of closing and at an exercise price of $0.95 per share for the next 12 months. The proceeds will be used for general working capital purposes. A commission of 7% of may be payable on a portion of the financing.

Subsequent to the period, the Company closed the first tranche of this private placement and sold 2,065,834 units at a price of $0.60 per unit for gross proceeds of $1,239,500. The Company shall pay an aggregate of $7,000 as finders' fees to non-arms length parties on a portion of this first tranche of private placement.

12. Subsequent events (continued)

(b) Subsequent to the period, the Company granted incentive stock options to directors, officers, consultants and employees of the Company to acquire 368,000 common shares at a of $0.65 per share exercisable up to and including July 14, 2010.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

MANAGEMENT DISCUSSION AND ANALYSIS

Nine months ended May 31, 2005
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

Management Discussion & Analysis
May 31, 2005

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of July 28, 2005 and should be read in conjunction with the unaudited consolidated interim financial statements and related notes thereto of the Company for the nine months ended May 31, 2005 and 2004 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the year ended December 31, 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTechTM compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

In conjunction with the RTO, the Company completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada ("NRC"), which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for

panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

During the period, the Company's production facility, a joint venture 75% owned by JER and 25% by PGCO Investments Ltd., has now commenced production of JER wood-plastic composite compound ("WPC Compound"). Initial production tests have indicated production levels which are between 8% to 25% higher, on an hourly basis, depending on the formulation, than initially expected.

Operations

JER's administrative offices are located in Richmond, British Columbia. The company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However, most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

1.3 Selected Annual Information

Year ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
August 31, 2004	$ 8,484	$ (14,749)	$ (414,661)	$ (0.18)
August 31, 2003	5,853	2,920	(9,780)	(1.50)
August 31, 2002	–	–	–	–

1.4 Results of Operations

For the nine months ended May 31, 2005, the Company recorded a loss of $1,255,026 or $0.08 per share as compared to a loss of $199,301 or $30.53 per share for the same period in 2004, an increase in loss by $1,055,725. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO. *See 1.2. Over-all Performance.*

The Company is in its development stage. During the period, the Company started earning revenues and recorded a gross profit of $7,341. Revenues were derived from the sale of the Company's various products, JERtech™.

During the period, the Company recorded $382,940 (2004 - $nil) in compensation expense, under the fair value based method, in its statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
May 31, 2005	$ 23,513	$ 9,789	$ (345,506)	$ (0.02)
February 28, 2005	746	(1,190)	(531,119)	(0.03)
November 30, 2004	8,347	(1,258)	(373,271)	(0.02)
August 31, 2004	565	(16,104)	(215,360)	(0.09)
May 31, 2004	7,919	1,355	(92,538)	(14.18)
February 29, 2004	–	–	(67,337)	(10.32)
November 30, 2003	–	–	(39,426)	(6.04)
August 31, 2003	5,853	2,920	(9,780)	(1.50)

See 1.2. Over-all Performance for significant trends and acquisitions (reverse takeover).

1.6/1.7 Liquidity and Capital Resources

The Company reported a working capital of $1,867 for the nine months ended May 31, 2005 compared to a negative working capital of $147,664 at August 31, 2004, representing an increase in working capital by $149,531. As at May 31, 2005, the Company had net cash on hand of $44,880 compared to $41,670 at August 31, 2004.

Current assets excluding cash at May 31, 2005 consist of receivables of $45,309, GST recoverable of $21,049, inventories of $272,959 and prepaid expenses and deposits of $120,500 while current liabilities as at May 31, 2005 consist of accounts payable and accrued liabilities of $340,730 and due to related parties of $162,100.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$884,152	$286,752	$286,752	$310,648
Management agreements [2]	$216,000	$216,000	$nil	$nil

[1] The Company has entered into lease agreements for its office premises.
[2] The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.

During the period, the Company entered into the following agreements as follows:

(a) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd., a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

(b) A joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO") whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTechTM compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the

shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

(c) The Company entered in a joint-venture agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Manufacturing (Philippines) Inc. ("JER Philippines"). Pursuant to the agreement, WPCE will provide initial funding of US$850,000 which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

Subsequent to the period, the Company advanced $6,000 in respect of this agreement.

(d) The Company entered in a joint-venture agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Envirotech Sdn Bhd ("JER Malaysia"). Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

Subsequent to the period, the Company advanced US$480,000 in respect of this agreement.

During the period, the Company utilized $884,035 of its cash for operations and utilized $867,527 of its cash for the purchase of equipment which includes a deposit of $235,218 paid during the year ended August 31, 2004.

During the period, the Company generated $1,754,772 of cash from its financing activities as follows:

(a) The Company received $1,558,065 from the issuance of shares by way of private placement in conjunction with the RTO (see item 1.2 above) and exercises of options and warrants less share issue costs of $168,645.

(b) The Company received an additional advance of $250,000 in connection with the joint venture agreement dated June 30, 2004 with PGCO (*See item 1.2*). As at May 31, 2005, total advances received from PGCO is $650,000.

(c) The Company received an aggregate of $70,000 in notes payable from three arm's length parties. The notes are subject to a 12% interest per annum with a maturity date of one year from the effective date of the promissory notes. In consideration of the loans, the Company issued an aggregate of 25,000 bonus shares to the lenders at a deemed price of $0.56 per share. As at May 31, 2005, an aggregate of $3,478 of interest has been accrued on these notes.

(c) The Company received aggregate loans and advances of $85,000 from various related parties. The advances are unsecured, non-interest bearing with no fixed terms of repayment.

Financing for the Company's operations, commitments and various joint ventures was funded primarily through various share issuances and from various loans mentioned above. At May 31, 2005, the Company has only recently commenced earning revenue and has an accumulated deficit as at May 31, 2005 of $1,849,856, including a loss for the nine months ended May 31, 2005 of $1,255,026. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective September 2004, the Company entered into a Management and Administrative Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. This agreement expires in September 2007.

    During the nine months ended May 31, 2005, the Company paid $40,000 for management fees and $8,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $3,459. Afrasia is an oil and gas exploration company.

(3) As at May 31, 2005, $32,100 was due to a company controlled by directors of the Company. The amounts resulted from management and administrative fees and are unsecured, non-interest bearing with no fixed terms of repayment.

(4) As at May 31, 2005, $15,000 was due to a company controlled by directors of the Company. The amount resulted as a loan to the Company and is unsecured, non-interest bearing with no fixed term of repayment.

(5) As at May 31, 2005, $70,000 was due to two directors of the Company. The notes are unsecured, non-interest bearing with no fixed terms of repayment.

During the year ended August 31, 2004, in contemplation of the closing of the Agreement, the directors forgave $165,563 owing to them. The forgiveness has been recorded as contributed surplus and the balance was repaid during the year ended August 31, 2004.

1.10 Fourth Quarter/Subsequent events

During the fourth quarter, the Company entered into various joint venture agreements. See "*1.6/1.7Liquidity and Capital Resources*" for a full disclosure of these agreements.

(1) Subsequent to the period, the Company announced a non-brokered private placement of up to 3,500,000 units. The units are being offered at a price of $0.60 per unit, for maximum gross proceeds of $2,100,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share at an exercise price of $0.75 per share for a period of 12 months from the date of closing and at an exercise price of $0.95 per share for the next 12 months. The proceeds will be used for general working capital purposes. A commission of 7% of may be payable on a portion of the financing.

Subsequent to the period, the Company closed the first tranche of this private placement and sold 2,065,834 units at a price of $0.60 per unit for gross proceeds of $1,239,500. The Company shall pay an aggregate of $7,000 as finders' fees to non-arms length parties on a portion of this first tranche of private placement.

(2) Subsequent to the period, the Company granted incentive stock options to directors, officers, consultants and employees of the Company to acquire 368,000 common shares at a of $0.65 per share exercisable up to and including July 14, 2010.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees

based on the fair value method. Effective January 1, 2003, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

1.14 Financial Instruments and Other Instruments

Except for the notes payable, the carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

1.15 Other Requirements

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Sokhie Puar"

Sokhie Puar
Director
July 28, 2005

JER ENVIROTECH INTERNATIONAL CORP.




SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C. 209 SECTION

JER Envirotech

WOOD-THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

NEWS RELEASE

July 29, 2005
(No.2005-07-10)

JER RETAINS PUBLIC RELATIONS FIRM THE HOWARD GROUP INC.

Vancouver, B.C. – July 29, 2005, - JER Envirotech International Corp. (TSX.V: JER) (the "Company") is pleased to announce that it has retained the firm The Howard Group Inc. of Calgary, Alberta, to provide investor and financial relations.

The Howard Group Inc. provides comprehensive investor and financial relations, business development solutions, indepth strategic planning, mergers and acquisitions counseling and financial services to public companies. The initial term of the agreement is for a period of 6 months and it will be renewable for a further 6 months at the option of the company. The Howard Group Inc. will be compensated for the first 6 months with a monthly retainer of $6,000CDN and 208,000 options in the Company exercisable at $0.65 per share. The options will vest quarterly over a period of 12 months. The contract will be reviewed after the initial 6 months period and may be renewed by the Company with the same monthly retainer.

For further information on The Howard Group Inc. please visit www.capitalideas.com

The above agreement is subject to the prior acceptance of the TSX Venture Exchange.

ABOUT JER:

The Company is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China and India to produce WPC compound and related products for the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact: Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

July 29, 2005

Item 3. Press Release

Issued on July 29, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that it has retained the firm The Howard Group Inc. of Calgary, Alberta, to provide investor and financial relations.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 29th day of July 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



JER ENVIROTECH INTERNATIONAL CORP.



JER Envirotech

WOOD-THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

NEWS RELEASE

August 11, 2005
(No.2005-08-11)

JER FURTHER INCREASES FINANCING

Vancouver, B.C. – August 11, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that, due to continued high demand, the number of units offered in its previously announced non-brokered private placement is being further increased from 3,500,000 units to 4,500,000 units. The units are being offered at a price of $0.60 per unit, for maximum gross proceeds of $2,700,000. Each unit will consist of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share at an exercise price of $0.75 per share for a period of 12 months from the date of closing and at an exercise price of $0.95 per share for the next 12 months. The proceeds will be used for expansion and general working capital purposes. A commission of 7% may be payable on a portion of the financing.

The above transactions are subject to the prior acceptance of the TSX Venture Exchange.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:
Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

August 11, 2005

Item 3. Press Release

Issued on August 11, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that, due to continued high demand, the number of units offered in its previously announced non-brokered private placement is being further increased from 3,500,000 units to 4,500,000 units.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 11th day of August 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



Bulletin Contents



JER Envirotech International Corp.
Listed Company

JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: August 31, 2005
TSX Venture Tier 2 Company

Second Tranche

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced June 16, 2005, July 14, 2005 & August 11, 2005:

Number of Shares: 3,188,331 shares

Purchase Price: $0.60 per share

Warrants: 1,594,165 share purchase warrants to purchase 1,594,165 shares

Warrant Exercise Price: $0.75 for a one year period

$0.95 in the second year

Number of Placees: 57 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

Satya Varshney P 18,000
Patrick Lecky P 85,000
Dain Currie P 16,667
Chris Wardle P 30,000

Finder's Fee: $28,525 payable to Jay Sidhu
$34,776 payable to The Howard Group
$19,656 payable to Acumen Capital Finance Partners Limited
$29,477 payable to Bolder Investment Partners Ltd.
$3,570 payable to Canaccord Capital Corporation
$2,100 payable to Rahim Jivraj

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s).

The Company must also issue a news release if the private placement does not close promptly.

JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. DC SECTION


JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

September 1, 2005
(No. 2005-09-12)

JER ANNOUNCES CLOSING OF SECOND TRANCHE OF PRIVATE PLACEMENT

Vancouver, B.C. – September 1, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that further to its news releases dated June 16, 2005, July 14, 2005 and August 11, 2005, it has received final TSX Venture Exchange acceptance with respect to the closing of the second tranche of its non-brokered private placement.

In this second tranche, the Company issued 3,188,331 units at a price of $0.60 per unit for gross proceeds of $1,912,999. Each unit consists of one common share and one half share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.75 in the first year and at a price of $0.95 thereafter up to two years from the closing date. These units are subject to a hold period expiring December 31, 2005.

The Company shall pay an aggregate of $118,104 as finders' fees to non-arms' length parties on a portion of this private placement.

The total financing, including the closing of the first tranche announced on July 27, 2005 of 2,065,834 units for gross proceeds of $1,239,500, resulted in the with the Company having issued 5,254,165 units for gross proceeds of $3,152,499.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:
Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

September 1, 2005

Item 3. Press Release

Issued on September 1, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that further to its news releases dated June 16, 2005, July 14, 2005 and August 11, 2005, it has received final TSX Venture Exchange acceptance with respect to the closing of the second tranche of its non-brokered private placement.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of September 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


SEC
PROCESSING
JUN 27 2006
WASH, D.C.
209
SECTION



JER Envirotech

WOOD-THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

September 9, 2005
(No. 2005-09-13)

UPDATE ON MALAYSIA JOINT VENTURE

Vancouver, B.C. – September 9, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to provide, further to its news release dated May 2, 2005, the following update on its Malaysia joint venture.

The Company entered into a joint-venture agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Envirotech Sdn Bhd ("JER Malaysia"). Pursuant to the agreement, JER owns 51% of JER Malaysia and APM owns 49%. The production facility for JER Malaysia will be located at Factory A, Lot 2197, Jalan Nuri, Kawasan Tambahan Perindustrian Telok Panglima Garang, 42500 Kuala Langat, Selangor Darul Ehsan, Malaysia.

The Company anticipates having the production facility operational by January 2006. The plant will have the initial capacity to produce up to 500,000 Kg of wood plastic composite compound per month or to produce up to 55,000 JERTech™ wallboards per month. Management is very excited about the business prospects of JER Malaysia.

Separately, subject to TSX Venture Exchange approval, a finders fee is payable in connection with JER Malaysia in the amount of 50,000 shares. A further fee of up to 250,000 shares will be allocated. These shares will be issued only on certain performance criteria having been met.

ABOUT APM:

APM is a private limited company founded in 1991 as a joint venture with Union Carbide Chemicals & Plastics, a subsidiary of The Dow Chemical Company, and PPB Group Berhad. APM has grown into a leading specialty manufacturer of phenolic and amino-based microspheres and alkylphenol tackifying resins serving a wide range of industries, including but not limited to the construction, marine, automotive and aerospace industries.

PPB Group Berhad, with an annual turnover of over US$2.8 billion in 2004, is a highly diversified conglomerate in Malaysia engaged in a wide spectrum of activities ranging from sugar refining, flour and animal feed milling, edible oils processing, oil palm cultivation, environmental engineering and waste management and utilities, film exhibition and distribution, property development, shipping to commodity trading. Overseas, the PPB Group Berhad currently has operations in Vietnam, Myanmar and Singapore and plans to expand further into China and other Asean countries.

Further information on Asia Pacific Microspheres Sdn Bhd is available at www.phenoset.com

Further information on PPB Group Berhad is available at www.ppbgroup.com

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
1-888-221-0915
403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

September 9, 2005

Item 3. Press Release

Issued on September 9, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to provide, further to its news release dated May 2, 2005, an update on its Malaysia joint venture.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 9th day of September 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


INFO
TSX VENTURE

Bulletin Contents


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2006
WASH. D.C.
409
SECTION


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JER Envirotech International Corp.

Listed Company

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JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Agreement
BULLETIN DATE: September 14, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing an agreement dated September 1, 2005 between JER Envirotech International Corp. (the 'Company') and Marco Strub (the 'Finder'). The Company has agreed to issue the Finder 300,000 common shares for his efforts resulting in the Company entering into a joint venture agreement ('JVA'), dated April 28, 2005, between the Company and Asia Pacific Microspheres Sdn Bhd ('APM'). The purpose of the JVA is to establish a production facility for the Company's wood-plastic composite products in Malaysia and to commercialize such products in Malaysia and elsewhere. Pursuant to the JVA, the Company and APM will own 51% and 49%, respectively, of JER Envirotech Sdn Bhd ('JER Malaysia').

The 300,000 finder's fee shares are payable as follows:

- 50,000 shares payable immediately;
- 50,000 shares upon EBITDA of JER Malaysia to the Company of $300,000;
- 50,000 shares upon the cumulative and EBITDA of JER Malaysia to the Company of $600,000;
- 50,000 shares upon the cumulative and EBITDA of JER Malaysia to the Company of $900,000;
- 50,000 shares upon the cumulative and EBITDA of JER Malaysia to the Company of $1,200,000; and
- 50,000 shares upon the cumulative and EBITDA of JER Malaysia to the Company of $1,500,000.

For further information please refer to the Company's news releases dated May 2, 2005 & September 9, 2005.

JER ENVIROTECH INTERNATIONAL CORP.


JUN 2 7 2006



Envirotech

WOOD-THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

October 6, 2005
(No. 2005-10-14)

JER ANNOUNCES PRIVATE PLACEMENT FINANCING

Vancouver, B.C. – October 6, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce a non-brokered private placement of up to 2,700,000 units.

The financing will consist of a private placement of up to 2,700,000 units at a price of $1.10 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share at an exercise price of $1.60 per share for a period of 12 months from the date of closing and at an exercise price of $2.10 per share for the next 12 months. The proceeds will be used for expansion of production capacity and for general working capital purposes. A commission of up to 7% of the gross proceeds may be payable on the financing.

Grant of Stock Options

The Company has granted to an officer and a public relations consultant a total of 170,000 incentive stock options, exercisable for a period of five years, at a price of $1.10 per share.

The above transactions are subject to the approval of the TSX Venture Exchange.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
1-888-221-0915
403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

October 6, 2005

Item 3. Press Release

Issued on October 6, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce a non-brokered private placement of up to 2,700,000 units.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 6th day of October 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



JER ENVIROTECH INTERNATIONAL CORP.

October 11, 2005
(No. 2005-10-14)


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C. 209 SECTION

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

JER Finalizes Joint-Venture for a Production Facility in India

Vancouver, B.C. – October 11, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce that it has finalized the joint-venture agreement for the establishment of a production facility in India.

The India joint venture agreement, which the Company originally executed in June 2004 (the "JV Agreement"), was put on hold due to the Company wanting to re-negotiate certain terms. The amendments to the JV Agreement have now been finalized and the Company is proceeding with the joint venture. The JV Agreement is with Master Trust Ltd. ("MTL") of Ludhiana, India, and provides for the establishment of a WPC production facility in India. MTL is a merchant banking company with subsidiaries and associated concerns that are members of the National Stock Exchange (NSE), Over the Counter Exchange of India (OTCEI), Ludhiana Stock Exchange (LSE) and Delhi Stock Exchange (DSE). MTL conducts investment activities in real estate and industrial ventures and has offices in five locations throughout India.

Pursuant to the terms of the JV Agreement, JER will provide the rights to manufacture and supply JER's panel boards ("JERtech board)" or other products derived from JER's WPC compound for its 51% interest in the JV Agreement, while MTL will provide business know-how to incorporate a JV company, establish a production facility and develop distribution and sales of JER's JERtech board or other products derived from JER's WPC compound therefrom in India and surrounding international areas for its 49% interest. The JV Agreement provides that MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and that any further capital requirements of the joint venture will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital requirements.

A finder's fee is payable to Navine Grewal in conection with the above transaction.

Addition to Management

Mr. Rolando A. Ambrosio has joined JER as Vice President, Finance and Risk Management. From 1981 to 1994, Mr. Ambrosio worked in the Office of the President of the Philippines in various capacities from the Board of Liquidators as General Manager and Executive Director; Office of the Ombudsman as Resident Ombudsman; National Coal Authority as Administrator and Presidential Management Staff as Senior Presidential Staff Assistant.

From 1994 to 2005, Mr. Ambrosio worked with the Development Bank of the Philippines in various capacities from the Risk and Insurance Management Department as Acting Head and Senior Assistant Vice President. He also served as Assistant Vice President with the following departments: Asset Management, Investment Banking, Branch Banking, Special Accounts Management, and Institutional Banking Group. Mr. Ambrosio has a Master in Business Management degree from the Asian Institute of Management and a Bachelor of Arts, major in Economics from the Ateneo de Davao University.

Grant of Stock Options

The Company has granted to officers, consultants and employees a total of 245,000 incentive stock options, exercisable for a period of five years, at a price of $1.10 per share.

The above transactions are subject to the approval of the TSX Venture Exchange.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"

Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
1-888-221-0915
403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. **Date of Material Change**

October 11, 2005

Item 3. **Press Release**

Issued on October 11, 2005, at Vancouver, BC Canada.

Item 4. **Summary of Material Change**

JER Envirotech International Corp. is pleased to announce that it has finalized the joint-venture agreement for the establishment of a production facility in India.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 11th day of October 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C.
209
SECTION

NEWS RELEASE

October 17, 2005

(No.2005-10-16)

MARK KOMONOSKI APPOINTED VICE PRESIDENT OF CORPORATE COMMUNICATIONS

Vancouver, B.C. – October 17, 2005 - JER Envirotech International Corp. (TSX Venture: JER) (the "Company" or "JER") is pleased to announce that effective October 11, 2005, Mr. Mark Komonoski has been appointed as Vice President of Corporate Communications.

Mr. Komonoski has been working in the public market sector for more than 18 years. Mr. Komonoski has served as a director, senior management and business consultant to various publicly listed companies on the TSX Venture, NASDAQ and European Exchanges. During this time, he has been instrumental in raising over $50 million in equity capital for start-up companies.

Since 1999, Mr. Komonoski has served as a director of Carmanah Technologies Corporation, the largest Canadian solar company and a recognized leading edge alternative energy company. Mr. Komonoski is responsible for the Corporate and Investor Relations for Carmanah.

Mr. Komonoski has been focused on alternative energy and environmentally friendly projects with the North American investment community for the past two years and will bring his experience and connectivity to the JER management team.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.
Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
1-888-221-0915
403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

October 17, 2005

Item 3. Press Release

Issued on October 17, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that effective October 11, 2005, Mr. Mark Komonoski has been appointed as Vice President of Corporate Communications.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of October 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


RECEIVED
JUN 2 7 2006
209
WASH. D.C.
SECTION


JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

November 2, 2005
(No. 2005-11-17)

JER ANNOUNCES CLOSING OF OF PRIVATE PLACEMENT

Vancouver, B.C. – November 2, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce it has received final TSX Venture Exchange acceptance with respect to the closing of its non-brokered private placement.

The Company issued 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,220,090. Each unit consists of one common share and one half share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.60 in the first year and at a price of $2.10 thereafter up to two years from the closing date. These units are subject to a hold period expiring March 3, 2005.

The Company shall pay an aggregate of $225,406 as finders' fees on this private placement.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
1-888-221-0915
403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

November 2, 2005

Item 3. Press Release

Issued on November 2, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce it has received final TSX Venture Exchange acceptance with respect to the closing of its non-brokered private placement as announced on October 6, 2005.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 2nd day of November 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



Bulletin Contents


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2006
WASH, D.C.
209
SECTION


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JER Envirotech International Corp.

Listed Company

JER ENVIROTECH INTERNATIONAL CORP. ("JER")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: November 2, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 6, 2005:

Number of Shares: 2,927,355 shares

Purchase Price: $1.10 per share

Warrants: 1,463,677 share purchase warrants to purchase 1,463,677 shares

Warrant Exercise Price: $1.60 for a one year period

$2.10 in the second year

Number of Placees: 73 placees

Finder's Fee: $35,750 cash payable to Novaden Capital LP
$64,900 cash payable to Trimor Financial Group (Kurt Soost)
$49,885 cash payable to The Howard Group (Grant Howard)
$4,620 cash payable to Leede Financial Markets Inc.
$8,770.30 cash payable to Canaccord Capital Corporation
$30,800 cash payable to Acumen Capital Finance Partners Limited
$12,540 cash payable to MGI Securities Inc.
$18,141 cash payable to Jay Sidhu

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

JER ENVIROTECH INTERNATIONAL CORP.



November 17, 2005
(No. 2005-11-18)



JER Envirotech
WOOD THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

JER Expanding Production Capacity

Vancouver, B.C. – November 17, 2005 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that it is expanding the compound production capacity at its Delta, B.C., plant and is establishing a second plant for the production of panel boards.

Current Delta Facility Operations:

The Company's Delta, B.C., production facility commenced commercial production of the JER Wood Plastic Composite ("WPC") compound this past July. Production on the existing line is ramping up and at full capacity is projected to generate revenue of approximately $300,000 USD per month.

JER is selling the WPC compound to companies that manufacture fencing material, crown moldings, computer casings and decking materials.

Expansion of Delta Production Facilities:

JER recently placed an order with its equipment manufacturers for a second WPC compound line for the Delta plant. The new equipment and future equipment will have 67% greater output than the existing line. The second line is projected to generate monthly revenues of approximately $500,000 USD when operating at full capacity. The second line is expected to begin production trials by March 2006.

At full capacity, with these two lines, the Delta facility will be capable of generating revenues of approximately $800,000 USD per month.

New Production Facility:

JER has commenced preparatory work on a new panel board production facility, which will be located in close proximity to the existing WPC compound facility in Delta. The new panel board production line has been ordered with installation and trial testing slated for the middle of the second quarter of 2006.

The new panel board production facility will be 100% owned by JER and is expected to produce 30,000 to 50,000 JERTech panel boards per month, depending upon thickness. At capacity, this facility is expected to produce approximately $500,000 USD of revenue per month.

Accounts Receivable Insurance

JER has finalized an agreement with Export Development Canada (EDC), for accounts receivable insurance. Under the agreement, EDC will provide coverage of up to 90% of losses due to non-payment resulting from a number of commercial and political risks.

ABOUT EDC

EDC is a Crown corporation that provides trade finance and risk management services to Canadian exporters and investors in up to 200 markets worldwide.

Further information on EDC is available at www.edc.ca.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

November 17, 2005

Item 3. Press Release

Issued on November 17, 2005, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that it is expanding the compound production capacity at its Delta, B.C., plant and is establishing a second plant for the production of panel boards.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of November 2005.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.
Suite 1304 - 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2006
WASH, DC 209

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of shareholders of JER Envirotech International Corp., (the "Company") will be held at Suite 1304 – 925 West Georgia Street, Vancouver, British Columbia, on:

TUESDAY, FEBRUARY 7, 2006

at the hour of 10:00 o'clock in the forenoon (Vancouver time) (the "Meeting") for the following purposes:

1. To receive the Report of the Directors;
2. To receive the financial statements of the Company for its fiscal year ended August 31, 2005 and the report of the Auditors thereon;
3. to fix the number of Directors at a minimum of four and a maximum of seven;
4. To elect four Directors;
5. To ratify the appointment of BDO Dunwoody LLP as the independent financial auditors of the Company and to authorize the directors to fix the remuneration of such auditors;
6. To approve the Company's 2004 rolling Stock Option Plan;
7. To approve by Special Resolution, the continuance of the Company from the Yukon to British Columbia, and in connection therewith, the adoption of a form of Articles consistent with the provisions of the British Columbia *Business Corporations Act*.
8. To approve by Special Resolution, the grant of a sublicense over certain wood plastic composite applications to Infinity Composites Corp. as more particularly described in the accompanying information circular; and
9. To transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are a Management Proxy Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 4th day of January, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS
"Rafael A. Diego"
PRESIDENT

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

JER ENVIROTECH INTERNATIONAL CORP.

Suite 1304 - 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

INFORMATION CIRCULAR AS AT DECEMBER 20, 2005

PERSONS MAKING THE SOLICITATION

This information circular ("Information Circular") is furnished in connection with the solicitation of proxies by management of JER Envirotech International Corp. ("the Company") for use at the annual and special meeting of shareholders of the Company to be held on February 7, 2006 (the "Meeting") and any adjournment thereof, for the purposes set forth in the attached notice of meeting ("Notice of Meeting"). Except where otherwise indicated, the information contained herein is stated as of December 20, 2005.

All cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy ("Proxy") were designated by the management of the Company ("Management Proxyholder"). **A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of Proxy.** A person appointed as proxyholder need not be a shareholder of the Company. All completed Proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every Proxy may be revoked by an instrument in writing:

(a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a company, by a duly authorized officer or attorney, of the company; and

(b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the Proxy is to be used, or to the chairman of the meeting on the day of the Meeting or any adjournment thereof,

or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the Proxy, on any ballot that may be called for. **In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the Proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.**

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners ("NOBO's"). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners ("OBO's").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBO's , and indirectly through Intermediaries to the OBO's.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to beneficial owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form ("VIF"). This form is instead of a Proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Shareholder. VIF's, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. **Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting - Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal Proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On December 20, 2005 (the "Record Date") there were 25,579,443 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by Proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares[1]	Approximate % of Total Issued

Rafael Diego	2,894,372	11.32%

(1) The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.com.

ELECTION OF DIRECTORS

Management proposes to fix the number of directors of the Company at a minimum of four (4) and a maximum of seven (7) and to nominate the persons listed below for election as directors. Each director will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the shares represented by Proxy for the election of any other person or persons as directors.

The following table sets out the names of the management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation(1)
Praveen Varshney(3) Chief Financial Officer, Director Vancouver, BC	December 10, 2001	948,304(2)	• Chief Financial Officer, JER Envirotech International Corp. December 2001 to present. • Principal of Varshney Capital Corp November 1999 to present.
Peeyush Varshney(3) Director Vancouver, BC	May 15, 2000	1,934,261(2)	• Principal of Varshney Capital Corp. November 1999 to present.
Sokhie Puar(3) Director Vancouver, BC	May 25, 2004	1,530,772(4)	• President, SNJ Capital Ltd. January 2000 to present.
Rafael Diego Director, President & CEO Richmond, BC	May 25, 2004	3,094,372(5)	• President, JER Envirotech Ltd., 1997 to present.

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and from their insider reports. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(2) Includes 100,000 stock options exercisable at $0.60 per share until February 16, 2010.
(3) Member of the Audit Committee.
(4) Includes 605,000 common shares owned by SNJ Capital Ltd., a company controlled by Mr. Puar, and 100,000 stock options exercisable at $0.60 per share until February 16, 2010.
(5) Includes 200,000 stock options exercisable at $0.60 per share until February 16, 2010.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d) has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Notice of the record date of the Annual General Meeting was published pursuant to Section 135 of the Yukon *Business Corporations Act* in The Province, a British Columbia newspaper of general circulation, on December 12, 2005.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEO's"):

(a) the Company's chief executive officer ("CEO");

(b) the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at August 31, 2005, the end of the most recently completed financial year of the Company, the Company had two (2) Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed financial years.

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	**Year** (1)	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/ SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All other Compensation ($)**
Rafael Angco Diego President & CEO(2)	2005	72,000	Nil	Nil	200,000(3)	Nil	Nil	Nil
	2004	18,000	Nil	Nil	200,000(4)	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Praveen Varshney(5) President & CFO	2005	Nil(6)	Nil	Nil	100,000(7)	Nil	Nil	Nil
	2004	Nil	Nil	Nil	100,000(8)	Nil	Nil	Nil
	2003	Nil	Nil	Nil	127,000(9)	Nil	Nil	Nil

(1) Financial years ended August 31, 2005, July 31, 2004 and July 31, 2003, with the exception that the salary paid to Rafael A. Diego in 2004 represents amounts paid by the subsidiary within its fiscal year ended August 31, 2004 prior to the acquisition of the subsidiary by the Company.
(2) Rafael Angco Diego was appointed President & CEO of the Company on May 25, 2004
(3) 200,000 options were issued on February 16, 2005 at an exercise price of $0.60 per share expiring on February 16, 2010.
(4) Issued on June 23, 2004 at an exercise price of $0.60 per share expiring on June 23, 2009.
(5) Praveen Varshney served as President of the Company from June 12, 2003 until May 25, 2004.
(6) Varshney Capital Corp. was paid $12,000 in administrative fees and $60,000 in management fees for the period ended August 31, 2004. Praveen Varshney is a director of Varshney Capital Corp.
(7) Issued on February 16, 2005 at an exercise price of $0.60 per share expiring on February 16, 2010.
(8) Issued on June 23, 2004 at an exercise price of $0.60 per share expiring on June 23, 2009
(9) This number represents the pre-consolidated amount of options. 87,500 of these options were previously granted in 2002 and repriced in 2003.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table, presented in accordance with the National Instrument 51-102 – Continuous Disclosure Regulation, sets forth stock options granted under the Company's stock option plan during the most recently completed financial year, to the Named Executive Officers.

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($CDN/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($CDN/Security)	Expiration Date
Rafael Angco Diego President & CEO	200,000	7.30%	$0.60	$0.70	February 16, 2010
Praveen Varshney CFO	100,000	3.65%	$0.60	$0.70	February 16, 2010

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable[2]
Rafael Angco Diego President & CEO	200,000	$20,000	230,000 / 0	$10,000 / $0
Praveen Varshney CFO	163,500	$45,560	100,000 / 0	$5,000 / $0

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at August 31, 2005 was $0.65.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer directly. However, reference is made to the disclosure under "Management Contracts" for particulars of consulting agreements entered into with companies of

which the Named Executive Officer is a principal.

There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The following description of the governance practices of the Company is provided in accordance with the guidelines of Multilateral Instrument 58-101 applicable to venture issuers, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Board of Directors

The Board currently consists of four directors, of whom two are independent, namely Sokhie Puar and Peeyush Varshney. None of the independent directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors independent judgment. If management's nominees for directors are elected at the Meeting, following the Meeting the Board will consist of four directors, of whom two will be independent.

Directorships

The following directors of the Company are also directors of other reporting companies, as described in the table below.

Peeyush Varshney	Afrasia Mineral Fields Inc., Cornerstone Industries International Inc., Garnet Point Resources Corp., Mantle Resources Inc., Minaean International Corp., Northern Canadian Minerals Inc.
Praveen Varshney	Afrasia Mineral Fields Inc., Bassett Ventures Inc., Camphor Ventures Inc, Carmanah Technologies Corporation
Sokhie Puar	Bassett Ventures Inc., Garnet Point Resources Corp., Northern Canadian Minerals Inc.

Orientation and Continuing Education

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company's history, performance and strategic plans.

Ethical Business Conduct

The Board has not adopted a formal written code of ethics. The Board is of the view that the requirements of the audit committee charter and Board members' ability to reference outside professional advisors, facilitate the Company meeting ethical business standards.

Nomination of Directors

Given the size of the Board and nature of development of the Company's business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

Compensation

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the Exchange and the Company's stock option plan. The Board as a whole determines the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to

ensure that it is competitive.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

Assessments

The Board considers individual director performance assessments are not warranted, given the Company's stage of development, the directors shareholdings and the required time commitment to the affairs of the Company.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer is disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended August 31, 2005 other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. The Company granted incentive stock options to purchase an aggregate of 630,000 common shares to directors during the fiscal year ended August 31, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders (Stock Option Plan)	1,443,000	$0.58	766,542
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	1,443,000	$0.58	766,542

MANAGEMENT CONTRACTS

The Company is not a party to a management contract with anyone other than directors or Named Executive Officers of the Company.

Management functions of the Company are substantially performed by Directors and senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted, except as pursuant to a contract dated September 22, 2004 between the Company and Varshney Capital Corp., a private company controlled by Peeyush Varshney and Praveen Varshney, directors of the Company, that provides management and administrative services to the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

The Company is a party to a management contract dated September 22, 2004 between the Company and Varshney Capital Corp., a private company controlled by Peeyush Varshney and Praveen Varshney, directors of the Company, that provides management and administrative services to the Company.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is comprised of three directors: Sokhie Puar, Praveen Varshney and Peeyush Varshney. As defined in MI 52-110, Sokhie Puar and Peeyush Varshney are "independent" and Praveen Varshney in not "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule "A" to this Information Circular.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has adopted a recommendation of the audit committee to nominate and compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

Ending				
August 31, 2005	$35,000 (estimated)	Nil	$4,500 (estimated)[1]	Nil
August 31, 2004	$15,000	Nil	$2,102.50[1]	Nil

(1) Fees related to the preparation of the Company and its subsidiaries' federal and provincial corporate income tax returns, information returns and the General Index of Financial Information required by the Canada Revenue Agency

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to ratify the appointment of BDO Dunwoody LLP, of 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, as independent financial auditors for the Company and to authorize the directors to fix their remuneration. BDO Dunwoody LLP were first appointed as independent auditors for the Company on November 24, 2004.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

In accordance with policy 4.4 of the TSX Venture Exchange (the "Exchange"), "rolling plans" must receive shareholder approval yearly. As such, the directors of the Company wish to approve the Company's 2004 "rolling" stock option plan (the "Plan") reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

The Plan complies with the current policies of the Exchange for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares of the Company, the Plan is considered to be a "rolling" stock option plan.

Management is seeking shareholder approval for the Plan and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options. The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a "Tier 1" issuer under the policies of the Exchange. The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price. The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Termination. Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option

holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death. If such cessation is on account of death, the options terminate on the first anniversary of such cessation. If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately. Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan. The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.

Administration. The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board of Directors from time to time.

Board Discretion. The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board of Directors from time to time and in accordance with Exchange policies. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

> "BE IT RESOLVED THAT the 2004 stock option plan be and it is hereby approved, that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the Board of Directors be and they are hereby authorized, without further shareholder approval, to make such changes to the existing stock option plan as may be required or approved by regulatory authorities."

CONTINUANCE INTO BRITISH COLUMBIA

The Company's Shareholders will be asked to approve, as a special resolution, the continuation of the Company's jurisdiction of incorporation from the Yukon Territory to British Columbia and the adoption by the Company of a Notice of Articles and new form of Articles in substitution for the Company's Articles of Incorporation and by-laws. The required special resolution is to be passed by not less than two-thirds (2/3) of the shareholders represented in person or by proxy at the Meeting. Upon completion of the various corporate law requirements in British Columbia and the corporate law requirements of the Yukon, the Company will cease to be governed by the corporate laws of the Yukon and will be subject to the corporate laws and jurisdiction of British Columbia as at the date of the continuance. The proposed form of Notice of Articles and Articles to be adopted by the Company are attached hereto as Schedules "B" and "C" respectively. The form of the Notice of Articles and Articles may be amended by the directors if so required to effect the continuance of the Company where such amendments are technical in nature and do not materially alter the substance of the forms.

The following is a brief comparison of the corporate laws of the Province of British Columbia and the Yukon. The following comparison focuses on the portions of the corporate laws that management of the Company feels are most relevant to the shareholders. However, the comparison is not comprehensive and it is recommended that shareholders seek legal advice if they have any questions about their rights.

Meetings of Shareholders

Under the BC Act, every general meeting of a company incorporated under the British Columbia *Business Corporations Act* (the "BC Act") must be held in the Province of British Columbia unless a location outside British Columbia is provided for in the articles, the articles do not restrict the company from approving a location outside British Columbia and the location is approved by resolution of the directors, or the location is approved in writing by the registrar before the meeting is held. The Yukon *Business Corporations Act* (the "Yukon Act") specifies that general meetings shall be held in the Yukon, or outside the Yukon if all the shareholders entitled to vote at that meeting so agree or at any place outside the Yukon as may be

specified in the articles of the Company.

Annual General Meetings of a company under the jurisdiction of the Yukon Act must be held not more than 15 months after the holding of the last Annual General Meeting. Annual General Meetings under the BC Act must be held at least once in every calendar year and not more than 15 months after the annual reference date for the preceding calendar year. The annual reference date means the date during the annual reference period on which the company holds its annual general meeting. If the company does not hold an annual general meeting in that annual reference period, the annual reference date is the date in the annual reference period selected by shareholders, or if no such date is selected, the last date of the annual reference period. The annual reference period means the period that begins on the date of the recognition of the company under the Act, or if the company has had one or more annual reference dates, the day following the date of the most recent of those annual reference dates. The annual reference period ends on the date by which the company is required to hold the annual general meeting.

Under each of the BC Act and the Yukon Act, every shareholder entitled to vote at a meeting of shareholders has, upon a ballot being required, one vote for each share held by that shareholder, unless the articles of the company otherwise provide. In each case, every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, who need not be a shareholder of the company, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.

Removal of Directors between Annual General Meetings

Pursuant to the BC Act, the shareholders of a company may remove from office a director of a company between Annual General Meetings by way of a special resolution, or, if Articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified. Under the BC Act, a special resolution can be set at a minimum of two thirds (2/3) and a maximum of three quarters (3/4) of the votes cast at the meeting of shareholders held for that purpose. Under the provisions of the Yukon Act, the shareholders of a company may remove from office a director between Annual General Meetings by way of an ordinary resolution which requires a simple majority of the votes cast at a meeting of shareholders held for that purpose, subject to any cumulative voting provisions in the articles of the Company.

Election of Directors

Under the BC Act, a public company and, under the Yukon Act, a distributing corporation, must have a minimum of three directors on its board of directors, at least two of whom are not officers or employees of the Company or its affiliate (thereby enabling the formation of an Audit Committee). Under both the BC Act and the Yukon Act, there are no residency requirements for directors.

There is no limitation in the BC Act in connection with the duration of a term for which a director may serve as a director of a company if that company's articles so provide. The articles of a company or unanimous shareholder agreement may provide for a director's term to last longer than the period of time between successive Annual General Meetings. Under the Yukon Act, the articles of a company may provide for a director's term to last longer than the period of time between successive Annual General Meetings provided, however, that the term does not extend beyond the third Annual General Meeting of the shareholders of the company following that director's election.

Under the BC Act, the minimum age of a person qualified to become a director of a company is eighteen years, whereas under the Yukon Act the minimum age is nineteen years. The other conditions disqualifying persons to become directors of a company under the BC Act and the Yukon Act are also equivalent (i.e. cannot be an undischarged bankrupt, a person who is not an individual or a person found by a court to be incapable of managing his or her own affairs by reason of mental infirmity), except that under the BC Act additional disqualifications exist to the extent of a person who has been convicted of an offence within the last five years in connection with the promotion, formation or management of a company or of an offense involving fraud.

Oppression and Derivative Actions

Each of the BC Act and the Yukon Act provide for similar remedies for oppression and for commencing derivative actions.

With respect to oppression, in both jurisdictions, an application may be brought to the court for an order that the affairs of the

company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the members, including the applicant. British Columbia law also includes provisions for an oppression action where some act of the company has been done, or is threatened, or some resolution of the shareholders or any class of shareholders has been passed or is proposed, that is unfairly prejudicial to one or more members, including the applicant. The Yukon law includes affiliates as well as the company, provides for omissions by the company and includes situations that unfairly disregard the interests of any security holder, creditor, director or officer. In British Columbia, an application to the Court must be brought by a shareholder. This includes, for the purposes of an oppression action, a registered shareholder, a beneficial owner and any other person whom the court considers to be an appropriate person to make an application. In the Yukon, a registered shareholder, beneficial owner, former registered shareholder or beneficial owner of a company or any of its affiliates, a director, officer, or former director or officer of a company or any of its affiliates or any other person allowed by the Court may bring such an application. In both jurisdictions the Court is given broad discretion to rectify the oppressive action as it thinks fit.

With respect to a derivative action, in British Columbia a shareholder or a director may, with leave of the court, bring an action on behalf of and in the name of the company to enforce a right, duty, or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation, or defend an action brought against the company. The laws of the Yukon allow broader access to various parties described above as the Complainant. The Yukon also allows for such leave to apply to subsidiaries of the company. In both jurisdictions, to obtain leave the applicant must have made reasonable efforts to cause the directors of the company to commence, diligently prosecute or defend the action, must be acting in good faith and it must appear to be in the interests of the company that the action be brought or defended.

Rights of Dissenting Shareholders

Each of the BC Act and the Yukon Act contains provisions giving shareholders of a company the right to dissent in respect of certain resolutions being put to the shareholders of the company for a vote (i.e. to the continuance of that company to another incorporation jurisdiction, to the proposed sale of all or substantially all of the company's undertaking, to amend the company's articles so as to change or remove any restriction on the business or businesses that the company may carry on and to an amalgamation of the company with another company or companies). Each of the BC Act and the Yukon Act contain certain additional rights of dissent. For example, the BC Act provides an additional right of dissent for a resolution to approve an arrangement, the terms of which arrangement permit dissent and in respect of any other resolution or court order that permits dissent. The Yukon Act contains additional rights of dissent where a company proposes to amend its articles so as to add, change or remove any provisions restricting or constraining the issue or transfer of shares or where the resolution involves a change to the number or rights, privileges, restrictions or conditions attached to a class or series of shares. The BC Act also provides for the exercise of dissent rights by beneficial shareholders.

Resolutions of Shareholders Passed at Meetings and Shareholder Proposals

Under each of the BC Act and the Yukon Act resolutions passed by shareholders at meetings are, unless required to be passed as a special resolution, passed as an ordinary resolution requiring a simple majority of the votes cast. Under the Yukon Act, a special resolution requires two-thirds of the votes cast. Under the BC Act, a special resolution can be set at a minimum of two thirds (2/3) and a maximum of three quarters (3/4) of the votes cast.

The BC Act provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares can submit proposals to the company three months prior to the anniversary of the last annual general meeting of shareholders of the company.

Compulsory Acquisition of Shares

Each of the BC Act and the Yukon Act contain provisions allowing for the compulsory acquisition of the remaining issued and outstanding shares of a company where the entity making the acquisition has acquired not less than 90% of the outstanding shares (or class of shares in respect of which the offer has been made) of that company. Both Acts allow the compulsory acquisition procedure to be used by a person whether or not such person is a company or whether or not, if a company, it has been incorporated under the corresponding Acts.

Directors' Liability

Under each of the BC Act and the Yukon Act, the directors of a company who vote for, or consent to a resolution authorizing:

(a) the purchase, redemption or other acquisition of shares of the company in a situation where the company is insolvent or if such acquisition, purchase or redemption would render the company insolvent;

(b) a commission or discount on a sale of shares of the company contrary to the provisions of the respective legislation;

(c) a payment of a dividend in the situation where the company is insolvent or the payment renders the company insolvent;

(d) giving financial assistance contrary to each respective legislation to purchase shares of the company;

(e) the payment of an indemnity to a director or former director of the company contrary to the provisions of the respective legislation,

are jointly and severally liable to the company, to restore to the company any amounts so paid and the value of any property so distributed, and not otherwise recovered by the company.

In addition, under the BC Act, directors liability extends to directors who vote for or consent to a resolution authorizing the company to carry on business that is not consistent with the business which that company is restricted in carrying on by its Notice of Articles or Articles and in respect of which the company has paid compensation to any person. Also, under the BC Act, directors of a company who vote for or consent to a resolution that authorizes the issue of a share where (a) the issue price of a share with par value is not equal to or greater than the par value of the share or (b) the share being issued has not been fully paid, are jointly and severally liable to compensate the company, or any shareholder or beneficial owner of shares of the company, for any losses, damages and costs sustained or incurred as a result by the Company, the shareholder or the beneficial owner, as the case may be. Under the Yukon Act, the directors are liable for a payment to a shareholder of a company contrary to the provisions in the legislation pertaining to payments to dissenting shareholders.

Under the BC Act and the Alberta Act, an action to enforce liability upon directors pursuant to such legislation may not be commenced after two years from the date of the resolution authorizing the action complained of.

Indemnification of Directors and Officers

Each of the Yukon Act and the BC Act allows a company to indemnify a director or officer or a former director or officer of the company against all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment actually and reasonably incurred by him) in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the company, if he acted honestly and in good faith with a view to the best interest of the company and in the case of a criminal or administrative action or proceeding if he had reasonable grounds for believing his or her conduct was lawful. The BC Act also provides for mandatory payment of expenses by a company in certain circumstances.

Under the Yukon Act the approval of the appropriate court to an indemnity is only required in respect of an action by or on behalf of the company itself to procure a judgment in its favour and to which the director or officer is made a party by reason of him being or having been a director or officer of the company. The BC Act permits a company to indemnify its directors without court approval, and may also require re-imbursement of expenses in certain cases for claims that are successfully defended. Defence costs may also be advanced by a company in certain cases. Each of the Yukon Act and the BC Act also allow a company to purchase and maintain insurance for the benefit of its directors and officers.

Dividends

The payment of dividends to shareholders under both the BC Act and the Yukon Act is determined by the board of directors from time to time according to any special rights that may be attached to the outstanding shares as provided for in the constating documents. Under the BC Act the record date for determining those shareholders entitled to receive the payment of a dividend may be fixed by the board of directors and must not precede by more than two months the date on which the dividends are paid. Under the Yukon Act, such a record date is limited to not more than 50 days prior to the date for the payment of any such dividend. Under the BC Act, dividends may be declared out of profits, capital or otherwise. As well, the BC Act does not automatically make directors liable to the company for the declaration of dividends while the Company is

insolvent.

Procedure for Effecting the Continuation

Under the Yukon Act in order to effect the continuance of the Company from the Yukon Territory to the Province of British Columbia the continuance must be authorized by a special resolution of the shareholders. The Company must establish to the satisfaction of the Registrar of Corporations that the proposed continuance to British Columbia will not adversely affect the creditors or shareholders of the Company. The Registrar of Corporations will issue a certificate of discontinuance upon receipt of written notice that the corporation has been continued under the laws of another jurisdiction, along with the filing fee.

A copy of the consent from the Yukon Registrar of Corporations to the continuance (the certificate of discontinuance) along with prescribed documents under the BC Act (which include a continuation application, the Notice of Articles, Articles and the prescribed fee) are then filed with the Registrar of Companies for British Columbia and a Certificate of Continuance is obtained. Pursuant to the Yukon Act, on the date shown on the certificate of discontinuance, the Company becomes an extraterritorial corporation as if it had been incorporated under the laws of British Columbia. Notwithstanding the continuance of the Company from the Yukon Territory to the Province of British Columbia, the Yukon Act and the BC Act provide that all the rights of the Company's creditors against the Company's property, rights and assets and all liens on the Company's property, rights and assets are unimpaired by the continuance. All the debts, contracts, liabilities and duties of the Company from then on attach to the Company as continued into British Columbia and continue to be enforceable against it as if the Company had remained incorporated under the Yukon Act. The property of the Company continues to be the property of the Company following the continuation. Any civil, criminal or administrative action or proceeding, pending by or against the Company may be continued against or by the Company following the continuation.

Right of Dissent

Pursuant to section 193 of the Yukon Act, any shareholder of the Company who dissents in respect of the special resolution to continue the Company's jurisdiction of incorporation from the Yukon to British Columbia is entitled, upon compliance with appropriate procedures, to be paid the fair value of the shares held by such shareholder determined as of the close of business on the last business day before the day on which the resolutions from which the shareholders dissent was passed. The following is a summary of the operation of the provisions of the Yukon Act relating to shareholders' dissent and appraisal rights. Any shareholder of the Company considering the exercise of their right of dissent should seek their own legal advice. Failure to comply strictly with the provisions of the Yukon Act may prejudice their right of dissent.

Pursuant to the Yukon Act, a shareholder who wishes to dissent in respect of the special resolution to continue the Company's jurisdiction of incorporation to the laws of British Columbia must give written notice of his or her dissent ("Notice of Dissent") to the Company, no later than 10:00am (Vancouver, British Columbia time) on February 7, 2006. Notice of Dissent is to be delivered by hand to the Company at the Meeting or by registered mail addressed to JER Envirotech International Corp., Attention: Sokhie Puar at Suite 1304 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The giving of a Notice of Dissent does not deprive a shareholder of his or her right to vote on the special resolution. A vote against the special resolution or the execution or exercise of a proxy does not constitute Notice of Dissent. A shareholder however is not entitled to dissent if such shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) any such shares in favour of the special resolution. However, a shareholder may abstain from voting on the special resolution or may vote as a proxy for a shareholder whose proxy requires an affirmative vote without affecting his or her dissent rights. A shareholder may only dissent with respect to all shares of a particular class held by the shareholder on behalf of any one beneficial owner. That is, a shareholder is not allowed to dissent with respect to a portion of his or her shareholdings of a particular class.

After adoption of the resolution, either the company or a shareholder who gave Notice of Dissent can apply to court to fix the fair value of the shares subject to the dissent. Once an application to court is made, the Company must make a written offer to pay an amount considered by the directors to be the fair value of the shares to each dissenting shareholder. If the Company brings the application the written offer to pay must be sent at least 10 days before the date of the application. If a shareholder brings the application, the written offer to pay must be sent within 10 days after the Company is served with a copy of the originating notice of the application.

The court, if the dissenting shareholders and the company do not agree on an amount to be paid for the dissenting shares, will make an order fixing the fair value of the shares and providing a time frame for payment. The price to be paid to a dissenting

shareholder for his or her shares shall, in accordance with the Yukon Act, be the fair value of the shares as of the close of business on the last business day before the date on which the special resolution was adopted.

A dissenting shareholder ceases to have any rights as a shareholder in respect of the shares for which Notice of Dissent has been given other than the right to be paid fair value for his or her shares on the earlier of:

i) the continuance becoming effective;
ii) entering into an agreement with the company as to the payment for the shares; or
iii) the pronouncement by the court as to the payment for the shares.

Until one of the events mentioned in the above paragraph occurs, the dissenting shareholder may withdraw his or her dissent or the Company may rescind the resolution. In either of these events, any dissent proceedings before the court will be discontinued.

Articles

In connection with the continuation from Yukon to British Columbia, the Company proposes to adopt a form of Articles that is consistent with the provisions of the BC Act. The Directors are recommending that the Company adopt the proposed Articles which in form and substance will be consistent with the terms and provisions of the New Act. The full proposed text of the proposed Articles of the Company is attached hereto as Schedule "C".
The following is a summary of certain key provisions contained in the proposed Articles:

1. *Shareholder Resolutions at Meetings:* the requisite majority to pass a special resolution at a meeting of shareholders will be a two-thirds majority;

2. *Shareholder Resolutions by Written Consent:* shareholders' may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding two-thirds of the voting shares in the case of an ordinary resolution;

3. *Location of Shareholder Meeting:* general meetings of shareholders of the Company can, if the location is approved by directors' resolution, be held outside of British Columbia;

4. *Time of Shareholder Meeting:* general meetings of shareholders of the Company are required to be held each calendar year and not more than fifteen months after the holding of the last preceding annual general meeting;

5. *Quorum for Shareholder Meetings:* the quorum for a shareholder meeting is one person present in person or by proxy;

6. *Redemption and Repurchase:* any offer by the Company to purchase or redeem its own shares, need not be made pro rata to all the shareholders;

7. *Resolutions Required to Effect Capital Alterations:* Changes to the Company's capital structure may be effected by ordinary resolution, including the following changes: creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized capital, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the share capital and authorized capital where permitted under the BC Act;

8. *Change of Name:* the Company's name may be changed by ordinary resolution or resolution of the directors; and

9. *Director Indemnification:* the proposed Articles reflect the BC Act provisions with respect to the indemnification of directors and officers and other eligible persons.

In addition, the new Articles will remove the rights and restrictions attached to the Class "A" Preference Shares and the Class "B" Preference Shares and reclassify them as one class of Preferred Shares without par value and with an unlimited number authorized. There are presently no Class "B" Preference Shares issued and outstanding, nor do the Directors currently contemplate such issuance in the foreseeable future.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following special resolution:

> "**BE IT RESOLVED**, as a Special Resolution that
>
> (a) the Company continue from the Yukon Territory (under the Yukon *Business Corporations Act*) to British Columbia (under the British Columbia *Business Corporations Act*) and the Company's directors be authorized to do all acts, undertake such proceedings and execute and deliver all applications, filings and documents necessary or desirable in their opinion to effect such continuation including the filing of a Notice of Continuation and Notice of Articles attached hereto as Schedule "B" with the British Columbia Registrar of Companies;
>
> (b) the Company adopt the form of Articles attached hereto as Schedule "C";
>
> (c) the Class "A" Preference Shares and the Class "B" Preference Shares be reclassified as Preferred Shares without special rights or restrictions; and
>
> (d) that the directors be authorized, in their discretion, not to proceed with the continuation into British Columbia and adoption of new Articles.

SUBLICENSE TO INFINITY COMPOSITES CORP.

The Company's subsidiary, JER Envirotech Ltd. ("JER") is the holder of certain world-wide license rights to patented wood-thermoplastic composite formulations and production methodology (the "Technology"). The rights to the Technology were acquired pursuant to a technology license agreement dated June 3, 2003 (the "TLA") entered into by JER with the National Research Council of Canada ("NRC"). The Technology is the result of the joint efforts of JER and the NRC and includes 42 formulations of high-performance wood-thermoplastic composites. The Technology is subject to various patents held by the NRC.

JER has established a production line in Richmond, British Columbia, for the production of composite compounds as well as panel-boards (the "WPC Products") manufactured using the Technology. JER is presently in the early stages of generating revenues from sales of WPC Products manufactured at the Richmond facility. JER is also in the process of establishing additional production facilities in India, Malaysia, the Philippines and China. The growth strategy of JER requires rapid expansion of both production capacity and sales.

The Company has identified the construction industry and the automotive industry as the initial target markets for the sale of its WPC Products. Management recognizes that the Technology may be applied in many other industries and may in the future pursue commercialization in those markets directly. However the present growth stage of the Company requires that the company focus available resources primarily to the commercialization of the Technology for applications in the construction, automotive, and other industries identified in its business plan. Commercialization of the Technology in other fields of use must however be done in a timely fashion to avoid the loss of opportunity to obtain exclusivity for those fields of use, under the terms of the TLA and pursuant to operation of intellectual property laws. Accordingly, the board of directors of the Company propose to pursue sublicensing of certain production rights to the Technology as a means of generating additional revenues from the Technology without jeopardizing resources required for present operations.

The TLA provides JER with the exclusive field of use of the Technology in the construction panel, slab and decking, skateboards and automotive (cars, SUV, light-trucks) interior parts industries. JER is presently working with the NRC to expand the exclusive and non-exclusive uses of the Technology, in connection with proposals to commercialize those additional fields of use, including by way of sublicense. In particular, JER is presently seeking exclusive rights to commercialize the Technology for applications in the toys, outdoor and sporting goods, and furniture industries, in connection with a business proposal by Infinity Composites Corp. to commercialize those applications under sublicense, as described below. JER is also presently seeking non-exclusive rights to applications for the Technology in the following industries: electrical boxes, pallets, fencing materials, crates and packaging. JER may in connection with a commercialization plan request that the NRC convert non-exclusive rights to exclusive rights.

JER and Infinity Composites Corp. ("Infinity"), a British Columbia incorporated company, have signed a letter agreement for the sublicense of certain rights to use the Technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. The grant of sublicense under the letter agreement is subject to the parties entering into a formal license agreement, unanimous board approval of the Company, and the approval of the proposed sublicense agreement by the NRC. The Company will also seek the acceptance of the TSX Venture Exchange to the proposed sublicense agreement. The letter agreement provides that Infinity will acquire the exclusive worldwide rights to manufacture and sell products in the toys, outdoor and sporting goods, and furniture industries, using the Technology. Infinity will pay to JER an annual sub-license fee of $10,000 and annual royalties of 5% and 4% of gross sales of product in the first and second production years, and 3% thereafter. JER will also receive 33.33% of revenues from other permitted uses of the Technology by Infinity. The sublicense will be subject to various requirements and restrictions contained in the original TLA including the requirement that Infinity diligently pursue the commercialization of the Technology for the permitted industries, failing which JER may terminate the sublicense agreement on six months notice.

The Board of Directors of Infinity presently consists of Mr. Sokhie Puar and Mr. Bijay Singh. Mr. Puar is a director of the Company and Mr. Singh is the Company's corporate secretary and accordingly the transaction with Infinity is a related party transaction. The board of directors of the Company is accordingly seeking disinterested shareholder approval of the proposed sublicense to Infinity.

Shareholder Approval

Disinterested shareholders will be asked at the Meeting to approve with or without variation the following special resolution as set forth below. Disinterested shareholders include all shareholders of the Company with the exception of Sokhie Puar and Bijay Singh and entities controlled by them:

> "**BE IT RESOLVED**, as a Special Resolution that the sub-license to Infinity Composites Corp. of the WPC Technology for use in the outdoor and sporting goods industry, the toy industry and the furniture industry is approved and the Company is authorized to enter into a sub-license agreement with Infinity for such purposes and on such terms as the directors of the Company may approve."

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Financial information is provided in the Company's comparative financial statements and management's discussion and analysis ("MD&A") for its most recently completed financial year, which are being mailed to shareholders with the Notice of Meeting and this Information Circular. Shareholders may request additional copies by (i) mail to 1305 – 925 West Georgia St., Vancouver, British Columbia V6C 3L2; or (ii) telephone to: 604-684-2181.

BY ORDER OF THE BOARD OF DIRECTORS

"Rafael A. Diego"

Rafael Angco Diego
President & Chief Executive Officer

Schedule "A"

Charter of the Audit Committee of the Board of Directors of JER Envirotech International Inc.(the "Company")

Mandate

The primary function of the audit committee ("Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics. The following responsibilities and duties of the Committee shall be applied to the Committee as appropriate to the stage of development of the Company.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders' meeting. Unless a chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management (other than the Committee members), about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(h) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

    ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

    iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review certification process for certificates required under Multilateral Instrument 52-109.

Other

a) Review any related party transactions.

b) Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters ("Concerns") relating to the Company such that:

    i. an individual may confidentially and anonymously submit their Concerns to the Chairman of the

Committee in writing, by telephone, or by e-mail;

ii. the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii. the Committee retains all records relating to any Concerns reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

Schedule "B"

Continuation Application and Notice of Articles

Schedule "C"

Articles

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

JER ENVIROTECH INTERNATIONAL CORP.

To be held at Suite 1304 – 925 West Pender Street, Vancouver, British Columbia on Tuesday, February 7, 2006 AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Praveen Varshney, a Director of the Company, or failing this person, Jed M. Hops, solicitor for the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the Notice of Meeting and Management Proxy Circular accompanying this Proxy)

	For	Against	Withhold
1. To fix the number of Directors at a minimum of four and a maximum of seven.			N/A
2. To elect as Director, Sokhie Puar.		N/A	
3. To elect as Director, Rafael Diego.		N/A	
4. To elect as Director, Peeyush Varshney.		N/A	
5. To elect as Director, Praveen Varshney.		N/A	
6. To ratify appointment of BDO Dunwoody, LLP as auditors of the Company and to authorize the directors to fix their remuneration.		N/A	
7. To approve the Company's 2004 rolling Stock Option Plan.			N/A
8. To approve by Special Resolution, the continuance of the Company from Yukon to British Columbia, and the new form of articles and Notice of Articles of the Company in connection therewith.			N/A
9. To approve by Special Resolution, the sublicense to Infinity Composites Corp.			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

JER ENVIROTECH INTERNATIONAL CORP.


JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

January 24, 2006
(No. 2006-01-01)



Appointment of New President and CEO

Vancouver, B.C. – January 24, 2006 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce the appointment of Shafin U. Kanji as a director and the President and Chief Executive Officer of JER, effective March 1, 2006. Rafael A. Diego, the current President and CEO will be relinquishing those positions and will be appointed to the position of Chairman of the Board and Vice President of Asian Operations.

Mr. Kanji served as Chief Financial Officer of Matrikon Inc. (TSX: MTK) from September 1999 to September 2004 and then as Matrikon's Executive Vice President of Operations. Mr. Kanji brings with him extensive experience in successfully managing a public company through the early, growth and expansion stages of development. He was part of an executive team that was responsible for increasing revenue from $10 million to $68 million and net income from $1.0 million to $5.2 million in six years through organic and acquisition growth. His acquisition, managerial and financial background will complement the marketing and product development skills of JER's existing management team.

"I am very pleased to have Mr. Kanji join the executive team of JER and share in the vision and growth of the Company. With Mr. Kanji overseeing the overall operations it will allow me to focus on the growth of the Company in Asia, where we feel there is a great need and demand for JER products", said Rafael Diego.

"JER is at an exciting time in its development," said Shafin Kanji. "With world-class intellectual property, strong partnerships and a solid management team in place, JER is well positioned to take a leadership position in the wood-plastic composite industry."

Sublicense Agreement

JER also announces that its subsidiary, JER Envirotech Ltd., and Fiplast Industries Corp. (formerly Infinity Composites Corp.) have signed a letter agreement for the sublicense by Fiplast of certain rights to use JER's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. The grant of the sublicense under the letter agreement is subject to the parties entering into a formal license agreement, board approval of JER, and the approval of the proposed sublicense agreement by the National Research Council of Canada (NRC). JER is also seeking the acceptance of the TSX Venture Exchange to the proposed sublicense agreement. The directors of Fiplast are Messrs. Sokhie Puar and Bijay Singh, who are also a director and officer, respectively, of JER.

The letter agreement provides that Fiplast will acquire the exclusive worldwide rights to manufacture and sell products in the toys, outdoor and sporting goods, and furniture industries, using the technology. Fiplast will pay to JER an annual sub-license fee of $10,000 and annual royalties of 5% and 4% of gross sales of product in the first and second production years, respectively, and 3% annually thereafter. JER will also receive 33.33% of revenues from other permitted uses of the technology by Fiplast. The sublicense will be subject to various requirements and restrictions contained in the original license agreement between JER's operating subsidiary and the NRC, including the requirement that Fiplast

diligently pursue the commercialization of the technology for the permitted industries, failing which JER may terminate the sublicense agreement on six months notice.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

January 24, 2006

Item 3. Press Release

Issued on January 24, 2006, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce the appointment of Shafin U. Kanji as a director and the President and Chief Executive Officer of JER, effective March 1, 2006. Rafael A. Diego, the current President and CEO will be relinquishing those positions and will be appointed to the position of Chairman of the Board and Vice President of Asian Operations.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 24th day of January 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



JER ENVIROTECH INTERNATIONAL CORP.

JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

January 30, 2006
(No. 2006-01-02)


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C.
209
SECTION

GRANTING OF STOCK OPTIONS

Vancouver, B.C. – January 30, 2006 - JER Envirotech International Corp. (TSX Venture: JER) wishes to announce that it has granted to officers, directors, and consultants an aggregate of 440,000 stock options under is stock option plan. The options will be exercisable for a period of fives years, at a price of $1.10 per share.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

January 30, 2006

Item 3. Press Release

Issued on January 30, 2006, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. wishes to announce that it has granted to officers, directors, and consultants an aggregate of 440,000 stock options under is stock option plan. The options will be exercisable for a period of fives years, at a price of $1.10 per share.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of January 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended November 30, 2005 and 2004
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

January 24, 2006

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Balance Sheets
November 30, 2005 and August 31, 2005

		November 30, 2005 (unaudited)		August 31, 2005 (audited)
ASSETS				
Current assets				
Cash	$	**1,460,408**	$	1,563,566
Short-term investments		**3,500,000**		–
Receivables		**263,356**		182,412
GST recoverable		**18,233**		25,433
Inventories (Note 4)		**589,053**		264,033
Prepaid expenses and deposit		**55,821**		74,155
		5,886,871		2,109,599
Deferred financing fees (Note 5)		**86,070**		91,770
Deposit (Note 6)		**1,490,332**		449,987
Equipment and leasehold improvements (Note 6)		**1,346,611**		1,352,238
License (Note 7)		**7,509**		7,759
	$	**8,817,393**	$	4,011,353
LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)				
Current liabilities				
Accounts payable and accrued liabilities	$	**207,430**	$	403,032
Due to related parties		**8,000**		58,675
Notes payable (Note 8)		**943,773**		305,177
		1,159,203		766,884
Non-controlling interest (Note 3)		**910,010**		930,884
Shareholders' equity (Capital Deficit)				
Share capital (Note 9)		**9,081,957**		5,229,107
Subscriptions receivable (Note 9(b))		–		(928,400)
Contributed surplus (Notes 9(f))		**1,021,685**		912,523
Deficit accumulated in the development stage		**(3,355,462)**		(2,899,645)
		6,748,180		2,313,585
	$	**8,817,393**	$	4,011,353

Commitments (Note 11)

Subsequent events (Note 12)

The accompanying notes are an integral part of these interim consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Statements of Loss and Deficit
For the three months ended November 30, 2005 and 2004
(Unaudited – Prepared by Management)

	2005	2004
Sales	$ 78,102	$ 8,347
Cost of sales	67,222	9,605
	10,880	(1,258)
Expenses		
Amortization	9,523	9,003
Bank charges and interest	4,415	3,500
Consulting fees (Note 11)	35,931	40,865
License, duties, fees and taxes	4,364	1,396
Management fees (Note 11(a))	15,000	10,000
Office and administration	56,051	30,135
Professional fees	28,430	7,404
Regulatory fees and transfer agent	27,362	6,226
Rent	28,923	12,572
Research and development	–	16,013
Royalty (Note 7)	–	2,500
Stock-based compensation (Note 9(c))	109,162	130,322
Travel and promotion	46,928	6,903
Wages and benefits	133,900	100,668
	499,989	377,507
Loss before other items	(489,109)	(378,765)
Other items		
Interest and other income	6,617	364
Loss before non-controlling interest	(482,492)	(378,401)
Non-controlling interest	26,675	–
Net loss for the period	(455,817)	(378,401)
Deficit, beginning of period	(2,899,645)	(594,830)
Deficit, end of period	$ (3,355,462)	$ (973,231)
Basic and diluted loss per share [(a)]	$ (0.02)	$ (0.02)
Weighted average shares outstanding [(a)]	23,138,646	15,272,243

(a) Prior year numbers have been restated to reflect the 1 for 2 consolidation of shares at the date of the reverse takeover.

The accompanying notes are an integral part of these interim consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.
(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Interim Statements of Cash Flows
For the three months ended November 30, 2005 and 2004
(Unaudited – Prepared by Management)

	2005	2004
Cash provided by (used in)		
Operating Activities		
Net loss for the period	$ **(455,817)**	$ (378,401)
Items not affecting cash		
Amortization	**36,431**	9,003
Stock-based compensation	**109,162**	130,322
Non-controlling interest	**(26,675)**	–
Change in non-cash working capital items:		
Receivables	**(80,944)**	(11,001)
GST recoverable	**7,200**	(70,322)
Inventories	**(325,020)**	9,694
Prepaid expenses and deposits	**18,333**	(45,055)
Accounts payable and accrued liabilities	**(195,602)**	38,169
	(912,932)	(317,591)
Investing Activities		
Short-term investments	**(3,500,000)**	–
Deposit	**(1,040,345)**	235,218
Acquisition of equipment, net of deposit paid in prior year	**(24,853)**	(908,345)
	(4,565,198)	(673,127)
Financing Activities		
Advances received	**–**	(250,000)
Related party advances repaid	**(50,675)**	–
Proceeds from notes payable	**638,596**	–
Proceeds from issuance of shares, net	**3,852,850**	1,044,774
Subscriptions receivable	**928,400**	–
Contributions by non-controlling interest	**45,801**	250,000
Payment of non-controlling interest	**(40,000)**	–
	5,374,972	1,044,774
Increase (decrease) in cash	**(103,158)**	54,056
Cash, beginning of period	**1,563,566**	41,670
Cash, end of period	$ **1,460,408**	$ 95,726
Supplemental cash flow information		
Cash paid during the period for		
Interest and taxes paid	$ **3,762**	$ –
Non-cash investing and financing activities		
Bonus shares issued	$ **–**	$ 114,000
Shares issued on reverse acquisition	$ **–**	$ 129,774

The accompanying notes are an integral part of these interim consolidated financial statements.

---

1. Nature of business and ability to continue as a going concern

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name from Consolidated Kronofusion Technologies Inc. to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share (Note 3). JER is in the business of manufacturing and marketing proprietary wood-plastic composite ("WPC") compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts in the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by the NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At November 30, 2005, the Company had only recently commenced earning revenue and has an accumulated deficit of $1,685,206, including a loss for the first quarter ended November 30, 2005 of $217,198. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The following is a summary of the significant accounting policies used in the preparation of financial statements.

2. Significant accounting policies (continued)

(a) Basis of presentation and consolidation (continued)

(i) Reverse takeover transaction

On September 21, 2004, the Company acquired all of the issued and outstanding common shares of JER in exchange for common shares.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, JER.

b) As JER is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii) Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, JER, its 75% owned subsidiary, JER Manufacturing B.C. Ltd. ("JER Manufacturing") (Note 3), its newly incorporated 51% owned subsidiary, JER Envirotech Sdn Bhd. ("JER Malaysia") (Note 12), and its newly incorporated 60% owned subsidiary, JER Manufacturing (Philippines) Inc. ("JER Philippines") (Note 12). All significant inter-company transactions occurring subsequent to September 21, 2004, the date of acquisition of JER (Note 3), and inter-company balances as at November 30, 2005 have been eliminated upon consolidation.

The Company is considered a development stage company and currently operates in one business segment.

(b) Short-term investments

Short-term investments are marketable securities that will be realized beyond three months but are recorded at lower of cost and market.

2. Significant accounting policies (continued)

(c) Inventories

Inventories consist of raw materials and finished compounds and goods and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

(d) Deferred financing fees

Costs incurred to obtain notes payable are deferred and amortized over the repayment term of five years using the straight-line method

(e) Equipment and leasehold improvements

Equipment is amortized over their estimated useful lives using the declining-balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

The Extrusion-Compounding Equipment is being amortized over 10 years using the straight-line method. Amortization for this equipment started in 2005 after commissioning and start of commercial production.

Leasehold improvements are amortized over the estimated useful lives using the straight-line method.

In the year of acquisition, one-half of the annual amortization is recorded.

(f) License

The technology licensed from the NRC is amortized on a straight-line basis over the ten-year license term.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates. Significant estimates in connection with these consolidated financial statements included stock-based compensation, valuation of current assets and impairment of long-lived assets.

2. Significant accounting policies (continued)

(h) Fair value of financial instruments

The carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

(i) Subscriptions receivable

The subscriptions receivable balance as at November 30, 2005 was $nil (August 31, 2005 – $928,400). During the year ended August 31, 2005, the subscription receivable of $928,400 represented proceeds receivable from twenty-nine subscribers that participated in the private placement as described in Note 9(b). All subscription agreements were executed by August 31, 2005 and the outstanding funds were received during the three-month period ended November 30, 2005.

(j) Foreign Currency Translation and Transactions

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Integrated Subsidiaries

The accounts of JER's integrated subsidiaries are translated into Canadian dollars using the temporal method, whereby non-monetary assets and liabilities denominated in foreign currencies were translated at historical exchange rates and monetary assets and liabilities were translated at the exchange rate in effect at the balance sheet date. Gains and losses resulting from the translation are reflected in the Consolidated Statements of Operations and Deficit. Revenues and expenses are translated at the average rate for the period.

Foreign currency transactions

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Operations and Deficit.

(k) Revenue recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

2. Significant accounting policies (continued)

(l) Research and development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

(m) Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Since the Company's stock options and warrants are anti-dilutive for all periods presented, only basic earnings per share is presented. A total of 1,858,000 and 4,885,260 common shares were issuable pursuant to such stock options and warrants at November 30, 2005 respectively.

(n) Stock-based compensation

In accordance with CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("HB Section 3870"), the Company uses the fair value-based method for measuring all stock options granted. The fair value is measured using the Black-Scholes option-pricing model and amortized over any applicable vesting periods.

The Company follows HB Section 3870, which also establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In 2004, the Company adopted the prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the three-month period ended November 30, 2005, the Company granted stock options to directors, officers, consultants and employees as set out in Note 9(c). Compensation associated with unvested options issued to non-employees is remeasured at each quarter end using the Black-Scholes option-pricing model.

2. Significant accounting policies (continued)

(o) Impairment of long-lived assets

The Company annually assesses its equipment and technology license for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the three months ended November 30, 2005 and 2004.

(p) Foreign Currency Risk

The Company has cash, accounts receivables and accounts payables that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. It is management's opinion that foreign currency risk is not significant.

3. Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 performance escrow shares of the Company are reserved for issuance for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition over six years.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO"), a private investment company located in British Columbia, Canada whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTech™ compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement.

Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued a total of 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

As the transaction, which was completed on September 21, 2004, resulted in the shareholders of JER acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with JER as the acquirer.

3. Reverse takeover ("RTO") of JER Envirotech Ltd. (continued)

The amounts assigned to the assets and liabilities of the Company deemed to have been purchased are based on the estimated fair value of the net assets of the Company, which equal their carrying values as at September 21, 2004, as follows:

Net assets acquired at assigned value	
Cash	$ 429,887
GST recoverable	3,795
Prepaid expenses and deposits	2,912
Advances to JER	250,000
	686,594
Equipment	1,175
Accounts payable and accrued liabilities	(295)
Shares subscriptions received in advance	(557,700)
	$ 129,774
Consideration given	
9,989,964 common shares	$ 129,774

4. Inventories

	November 30, 2005	August 31, 2005
Raw materials	**$ 127,878**	$ 75,778
Finished compounds and goods	**461,175**	188,255
	$ 589,053	$ 264,033

5. Deferred financing fees

			November 30, 2005	August 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Deferred financing fees	$ 128,000	$ 41,930	$ 86,070	$ 91,770

6. Equipment and leasehold improvements

November 30, 2005	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment			
Extrusion-Compounding	$ 1,034,541	$ 63,915	$ 970,626
Other	320,980	16,430	304,550
Computer equipment	14,070	4,207	9,863
Office equipment	18,766	3,000	15,766
Furniture and fixtures	22,197	3,617	18,580
Leasehold improvements	29,267	2,041	27,226
	$ 1,439,821	$ 93,210	$ 1,346,611

August 31, 2005	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment			
Extrusion-Compounding	$ 1,034,541	$ 38,043	$ 996,498
Other	320,980	16,432	304,548
Computer equipment	13,112	3,460	9,652
Office equipment	13,445	1,787	11,658
Furniture and fixtures	9,907	2,101	7,806
Leasehold improvements	22,984	908	22,076
	$ 1,414,969	$ 62,731	$ 1,352,238

As at November 30, 2005, the Company paid $1,490,332 (August 31, 2005 – $449,987) as a down payment against equipment expected to be delivered subsequent to the reporting date. The deposit will be reclassified to machinery and equipment upon receipt of the ordered equipment.

7. License

Pursuant to a technology license agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the license, the Company paid NRC a license fee of $10,000. Royalties will also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement, the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

On July 8, 2005, the Company and NRC agreed to amend specific terms of the agreement. It was agreed that the royalty rate to be paid by the Company to the NRC will be lowered from three percent (3%) to two percent (2%). It was also agreed that the payment of minimum annual royalty will be due on December 31, 2005 instead of December 31, 2003 and the minimum annual royalty has been adjusted to $10,000 beginning December 31, 2005 and the years thereafter.

---

7. License (continued)

In order to maintain the license agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

8. Notes payable

The Company has a fixed line of credit facility by a leasing firm in the amount of approximately $1,950,000 (US$1,625,000) for a period of five years. The loan bears interest at a rate of Maybank BLR plus 0.75% during the first six months and at 4.95% per annum thereafter, payable in monthly installments including interest of approximately $45,000 (US$37,964) for a period of 54 months, with payments commencing on the seventh month. The loan is under the name of JER Malaysia and is secured by the manufacturing equipment of the Company and corporate guarantees of 49% and 51% from Asia Pacific Microspheres (Note 11) and JER respectively.

During the period, the Company received proceeds of $638,596 (August 31, 2005 – $423,506) from the above facility and of which, $nil (August 31, 2005 – $118,329) was repaid. During the period, the Company paid or accrued $3,762 (August 31, 2005 – $5,540) as interest on this note.

9. Share capital

In accordance with reverse takeover accounting principles, JER, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (Note 3). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflects the position of JER adjusted for the cost of the purchase.

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

(b) Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement	1,250,668	300,000
Balance, August 31, 2004 and September 20, 2004 (Note 3)	9,450,668	$ 306,693

9. Share capital (continued)

(b) Issued and fully paid (continued)

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,450,668	129,774
Finder's fee issued pursuant to reverse takeover (Note 3)	539,296	–
Bonus shares issued pursuant to reverse takeover (Notes 3)	271,428	114,000
Private placements	7,006,164	4,203,700
Bonus shares	25,000	14,000
Exercise of options	932,250	742,870
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(313,055)
Balance, August 31, 2005	21,515,839	5,229,107
Private placements	2,927,355	3,200,091
Exercise of warrants	1,086,249	844,374
Finder's fee	50,000	35,500
Less share issuance costs	–	(227,115)
Balance, November 30, 2005	25,579,443	$ 9,081,957

During the three months ended November 30, 2005, the Company completed a non-brokered private placement of 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,200,091. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $1.60 per share until November 3, 2006 and at an exercise price of $2.10 per share until November 3, 2007. The Company paid an aggregate of $225,406 as finders' fees to arms length parties on this private placement and $1,709 in other costs incurred in respect of the private placement.

During the three months ended November 30, 2005, 128,750 warrants, 280,000 warrants and 677,499 warrants were exercised at a price of $0.30 per common share, $0.70 per common share and $0.90 per common share, respectively, and an aggregate of 1,086,249 common shares were issued for gross proceeds of $844,374.

During the three months ended November 30, 2005, the Company issued 50,000 shares as finder's fees in connection with the formation of JER Malaysia (Note 11(f)).

During the year ended August 31, 2005, in conjunction with the reverse takeover, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding. The information set out in the tables above give retroactive effect to this share consolidation.

9. Share capital (continued)

(b) Issued and fully paid (continued)

During the year ended August 31, 2005, the Company completed a non-brokered private placement of 5,254,165 units at a price of $0.60 per unit for gross proceeds of $3,152,500. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $0.75 per share until August 31, 2006 and at an exercise price of $0.95 per share until August 31, 2007. The Company paid an aggregate of $125,104 as finders' fees to arms length parties on this private placement and $19,306 in other costs incurred in respect of the private placement. During the period, the Company received in full the $928,400 subscriptions recorded in receivables at August 31, 2005.

During the year ended August 31, 2005, the Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

During the year ended August 31, 2005, 103,750 warrants were exercised at a price of $0.30 per common share and 103,750 common shares were issued for gross proceeds of $31,125.

During the year ended August 31, 2005, 232,250 options and 700,000 options were exercised at a price of $0.24 and $0.60 per common share respectively and an aggregate of 932,250 common shares were issued for gross proceeds of $475,740.

During the year ended August 31, 2005, the Company received a $70,000 loan from three arm's length parties at an interest rate of 12% per annum. In consideration of the loan, the Company issued an aggregate of 25,000 shares to the lenders at a price of $0.56 per share. The Company repaid the loan including interest of $4,156 during the year.

During the year ended August 31, 2005, the Company issued a total of 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances (Note 3).

(c) Stock options

The Company maintains a 10% rolling stock option plan that enables it to grant options to its directors, officers, employees and other service providers. The Company follows the TSX Venture Exchange policies where the number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options. The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant.

9. Share capital (continued)

(c) *Stock options (continued)*

The number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Issuer from the date of grant. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period

A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, August 31, 2004 and September 20, 2004	468,460	$ 0.12
Consolidation 2:1	(234,230)	0.12
Granted	2,503,000	0.62
Exercised	(932,250)	0.51
Cancelled	(270,000)	0.70
Forfeited	(91,980)	0.62
Balance, August 31, 2005	1,443,000	0.58
Granted	415,000	1.10
Balance, November 30, 2005	1,858,000	$ 0.70

The following table summarizes the stock options outstanding at November 30, 2005:

Exercise price	Number outstanding at November 30, 2005	Expiry date	Number exercisable at November 30, 2005
$0.60	170,000	June 23, 2009	170,000
$0.70	20,000	August 24, 2009	20,000
$0.60	885,000	February 16, 2010	885,000
$0.65	160,000	July 15, 2010	160,000
$0.65	208,000	August 1, 2008	131,806
$1.10	170,000	October 6, 2010	42,833
$1.10	245,000	October 11, 2010	70,617
	1,858,000		1,480,256

During the three months ended November 30, 2005, under the fair-value-based method, $109,162 (2004 – $130,322) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors, officers, employees and consultants of the Company.

9. **Share capital (continued)**

(c) Stock options (continued)

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

November 30,	2005	2004
Risk free interest rate	3.48%	2.35%
Expected dividend yield	–%	–%
Stock price volatility	68%	64%
Expected life of options	5 years	2 years

The weighted average fair value of options granted during the three-month period ended November 30, 2005 was $0.56 (2004 – $0.10) per share.

(d) Warrants

A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, August 31, 2004	565,000	$ 0.15
Exercised	(100,000)	0.15
Balance, September 20, 2004	465,000	0.15
Consolidation 2 for 1	(232,500)	0.15
Granted	4,379,081	0.73
Exercised	(103,750)	0.30
Balance, August 31, 2005	4,507,831	0.72
Granted	1,463,678	1.60
Exercised	(1,086,249)	0.78
Balance, November 30, 2005	4,885,260	$ 0.97

The following warrants were outstanding at November 30, 2005. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
794,500	$0.90	September 21, 2006
1,032,917	$0.75	July 27, 2006
	$0.95	July 27, 2007
1,594,165	$0.75	August 31, 2006
	$0.95	August 31, 2007
1,463,678	$1.60	November 3, 2006
	$2.10	November 3, 2007

9. Share capital (continued)

(e) Shares held in escrow

As at November 30, 2005, 8,051,756 (August 31, 2005 – 8,515,257) common shares are held in escrow as follows:

i) 63,531 common shares are considered Tier 1 escrow shares and are eligible for release at 25% on closing of RTO, one-third, one-half and the balance of the remaining shares respectively every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004. As at November 30, 2005, 15,882 common shares remain in escrow;

ii) 19,937 common shares are considered Tier 2 escrow shares and are eligible for release following the release of the 229,062 escrow shares held in RRSP pursuant to a Value Escrow Agreement dated September 21, 2004. As at November 30, 2005, 19,937 common shares remain in escrow;

iii) 19,594 common shares are eligible for release at 10% every 6 months pursuant to the escrow agreement dated November 20, 2001. As at November 30, 2004, 11,757 common shares remain in escrow; and

iv) 8,893,536 common shares are eligible for release at 5% on closing of the Reverse Takeover, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010. As at November 30, 2005, 8,004,180 common shares remain in escrow.

(f) Contributed surplus

	November 30, 2005	August 31, 2005
Balance, beginning of period	$ 912,523	$ 165,563
Stock compensation	109,162	1,014,090
Transfer to share capital on exercise of options	–	(267,130)
Balance, end of period	$ 1,021,685	$ 912,523

10. Related party transactions

(a) During the three months ended November 30, 2005, the Company paid or accrued management fees of $15,000 (2004 – $10,000) and administrative fees of $3,000 (November 30, 2004 – $2,000) under a management service agreement to a company controlled by directors of the Company.

(b) During the three months ended November 30, 2005, the Company paid consulting fees of $15,000 (2004 – $15,000) to a company controlled by a director of the Company. Services provided by this company includes, among others, investment and management consulting, corporate communications and other related services.

10. Related party transactions (continued)

(c) During the three months ended November 30, 2005, the Company paid consulting fees $nil (2004 – $30,000) to a company controlled by an officer of the Company.

(d) During the three months ended November 30, 2005, the Company paid rent of $nil (2004 – $3,459) to a company having directors in common.

11. Commitments

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On March 17, 2005, the Company negotiated for the termination of the lease agreement effective April 29, 2005. The Company paid a penalty of $4,385 on May 15, 2005 for the unfulfilled period.

(b) On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120. In addition to the minimum rental payment, an additional rent amounting to $48,525 for the period November 1, 2004 to October 31, 2005 is also payable in 12 consecutive monthly payments of $4,044. This additional rent is the Company's proportionate shares on leased premises' costs of insurance, heating, ventilating, air conditioning, property management, property taxes and other related services rendered to the leased premises for the benefit of the Company and paid by the landlord. This additional rent is subject to an annual review based on the actual amount spent by the landlord.

On March 17, 2005, the Company negotiated for the renovation of a certain area in the plant for office space. Cost of such renovation is for the account of the leasor. In turn, the monthly lease rate is increased to approximately $11,948 beginning May 1, 2005. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31,		Amount
2006	$	143,376
2007		143,376
2008		143,376
2009		143,376
2010		143,376
Thereafter		167,272
	$	884,152

At August 31, 2004, the Company paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the year ended August 31, 2005 upon the Company terminating negotiations with the landlord.

(c) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd. ("MTL"), a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

11. Commitments (continued)

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding areas.

The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

During the period, the Company entered into an amended agreement with MTL, pursuant to which MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and any further capital requirements of the joint venture will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital requirements.

A finder's fee will be paid to an arm's length party in respect of this joint venture agreement.

(d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.

(e) The Company entered in an agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Philippines. Pursuant to the agreement, WPCE will provide initial funding of $1,012,945 (US$850,000) which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

As at November 30, 2005, the Company advanced $6,000 in respect of this agreement.

(f) During the year ended August 31, 2005, the Company entered into an agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Malaysia. Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

As at November 30, 2005, the Company advanced $469,455 (US$380,000) in respect of this agreement, which was eliminated on consolidation.

---

11. Commitments (continued)

The Company has allocated for issuance a total of 300,000 shares as finder's fees in connection with the formation of JER Malaysia, of which 50,000 shares were issued during the period. The remaining 250,000 shares will be issued upon JER Malaysia achieving certain performance targets.

(g) During the year ended August 31, 2005, the Company entered into an agreement with The Howard Group to provide investor and financial relations services to the Company for a period of one year in exchange for a monthly fee of $6,000.

During the three months ended November 30, 2005, the Company paid $18,000 (2004 – $nil) in respect of this agreement.

(h) During the year ended August 31, 2005, the Company through its subsidiary, JER Malaysia, entered into a management services agreement with APM for a period of three years in exchange for a monthly fee of $1,582 (RM5,000). APM shall provide human resources, payroll, accounting and other administration management services to JER Malaysia.

During the three months ended November 30, 2005, JER Malaysia paid a total of $4,687 (2004 – $1,021) in respect of this agreement.

12. Subsequent events

The following events occurred subsequent to November 30, 2005:

(a) The Company entered into a letter agreement with Fiplast Industries Corp. (formerly Infinity Composites Corp.) ("Fiplast") for the sublicense by Fiplast of certain rights to use the Company's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. The grant of the sublicense under the letter agreement is subject to the parties entering into a formal license agreement, board approval of the Company, and the approval of the proposed sublicense agreement by the National Research Council of Canada (NRC).

The letter agreement provides that Fiplast will acquire the exclusive worldwide rights to manufacture and sell products in the toys, outdoor and sporting goods, and furniture industries, using the technology. Fiplast will pay to the Company an annual sub-license fee of $10,000 and annual royalties of 5% and 4% of gross sales of product in the first and second production years, respectively, and 3% annually thereafter. The Company will also receive 33.33% of revenues from other permitted uses of the technology by Fiplast. The sublicense will be subject to various requirements and restrictions contained in the original license agreement between the Company's operating subsidiary and the NRC, including the requirement that Fiplast diligently pursue the commercialization of the technology for the permitted industries, failing which the Company may terminate the sublicense agreement on six months notice.

The proposed transaction is a related party transaction and is subject to disinterested shareholder and TSX Venture Exchange approvals.

12. Subsequent events (continued)

(b) The Company entered into a premises lease for its new manufacturing plant in Delta, British Columbia, for a term of six (6) years commencing on February 1, 2006 at a monthly lease rate of approximately $13,391. The Company was granted by the landlord a basic rent-free period of 3 months.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended November 30, 2005 and 2004
(Unaudited – Prepared by Management)

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of January 24, 2006 and should be read in conjunction with the unaudited consolidated interim financial statements and related notes thereto of the Company, as at and for the three months ended November 30, 2005 and 2004 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a "Venture Issuer", as defined in NI 51-102.

This MD&A may contain "forward-looking statements" which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings. The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the year ended December 31, 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 performance escrow shares of the Company are reserved for issuance at a

deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO"), a private investment company located in British Columbia, Canada, whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTechTM compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

In conjunction with the RTO, the Company completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada ("NRC"), which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project

for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

During the period, the Company's production facility, a joint venture 75% owned by JER and 25% by PGCO Investments Ltd., has now commenced production of JER wood-plastic composite compound ("WPC Compound"). Initial production tests have indicated production levels which are between 8% to 25% higher, on an hourly basis, depending on the formulation, than initially expected.

Operations

JER's administrative offices are located in Delta, British Columbia. The Company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The Company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the Company and the NRC are met. JER is reviewing possibilities for implementing production internally.
Expansion of Delta Production Facilities:

JER recently placed an order with its equipment manufacturers for a second WPC Compound line for the Delta plant. The new equipment and future equipment will have 67% greater output than the existing line. The second line is projected to generate monthly revenues of approximately $500,000 USD when operating at full capacity. The second line is expected to begin production trials by March 2006.

At full capacity, with these two lines, the Delta facility will be capable of generating revenues of approximately $800,000 USD per month.

New Production Facility:

JER has commenced preparatory work on a new panel board production facility, which will be located in close proximity to the existing WPC compound facility in Delta. The new panel board production line has been ordered with installation and trial testing slated for the middle of the second quarter of 2006.

The new panel board production facility will be 100% owned by the Company and is expected to produce 30,000 to 50,000 JERTech panel boards per month, depending upon thickness. At capacity, this facility is expected to produce approximately $500,000 USD of revenue per month.

Accounts Receivable Insurance:

The Company has finalized an agreement with Export Development Canada (EDC), for accounts receivable insurance. Under the agreement, EDC will provide coverage of up to 90% of losses due to non-payment resulting from a number of commercial and political risks.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However, most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

1.3 Selected Annual Information

Please refer to the Company's Management Discussion and Analysis for the fiscal year ended August 31, 2005.

1.4 Results of Operations

For the three months ended November 30, 2005, the Company recorded a loss of $455,817 or $0.02 per share as compared to a loss of $378,401 or $0.02 per share for the same period in 2004, an increase in loss by $77,416. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO and the start-up of production. *See 1.2. Over-all Performance.*

The increase in over-all general and administrative expenses was primarily attributable to increases in office and administration by $25,916, professional fees by $21,026, management fees by $5,000, regulatory and transfer agent fees by $21,136, rent by $16,351, travel and promotion by $40,025 and wages and benefits by $33,232 partially offset by a decrease in consulting fees by $4,934, license, duties, fees and taxes by $2,968, research and development by $16,013, royalty fees by $2,500 and stock-based compensation by $21,160.

The Company is in its development stage. The Company just recently started earning revenues and recorded a gross profit of $10,880. Revenues were derived from the sale of the Company's products, JERtech™.

The Company recognizes compensation expense for all stock options granted, using the fair value based method of accounting, and any cash paid on the exercise of stock options is added to the stated value of common shares. During the period, the Company recorded stock compensation of $109,162 (2004 - $130,322) for options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Loss	Loss per share
November 30, 2005	$ 78,102	$ 10,880	$ (455,817)	$ (0.02)
August 31, 2005	151,670	(323,171)	(1,054,919)	(0.05)
May 31, 2005	23,513	9,789	(345,506)	(0.02)
February 28, 2005	746	(1,190)	(531,119)	(0.03)
November 30, 2004	8,347	(1,258)	(373,271)	(0.02)
August 31, 2004	565	(16,104)	(215,360)	(0.09)
May 31, 2004	7,919	1,355	(92,538)	(14.18)
February 29, 2004	–	–	(67,337)	(10.32)

See 1.2. Over-all Performance for significant trends and acquisitions (reverse takeover).

1.6/1.7 Liquidity and Capital Resources

The Company reported a working capital of $4,727,668 at November 30, 2005 compared to a working capital of $1,342,715 at August 31, 2005, representing an increase in working capital by $3,384,953. As at November 30, 2005, the Company had net cash on hand of $1,460,408 compared to $1,563,566 at August 31, 2005.

Current assets excluding cash at November 30, 2005 consist of short-term investments of $3,500,000, receivables of $263,356, GST recoverable of $18,233, inventories of $589,053 and prepaid expenses and deposits of $55,821 while current liabilities as at November 30, 2005 consist of accounts payable and accrued liabilities of $207,430, due to related parties of $8,000 and current portion of notes payable of $943,773.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$884,152	$430,128	$286,752	$167,272
Management agreements [2]	$144,000	$144,000	$nil	$nil
Consulting agreements [3]	$66,000	$66,000	$nil	$nil
New lease Commitments [4]	$964,188	$482,094	$321,396	$160,698

[1] The Company has entered into lease agreements for its office premises.

[2] The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.

[3] The Company has entered into an investor and financial services agreement.

[4] On December 1, 2005, the Company has entered into a new lease agreement for its new manufacturing plant at Delta, B.C. commencing in 2006.

As at November 30, 2005, the Company entered into the following agreements:

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On March 17, 2005, the Company negotiated for the termination of the lease agreement effective April 29, 2005. The Company paid a penalty of $4,385 on May 15, 2005 for the unfulfilled period.

(b) On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120. In addition to the minimum rental payment, an additional rent amounting to $48,525 for the period November 1, 2004 to October 31, 2005 is also payable in 12 consecutive monthly payments of $4,044. This additional rent is the Company's proportionate shares on leased premises' costs of insurance, heating, ventilating, air conditioning, property management, property taxes and other related services rendered to the leased premises for the benefit of the Company and paid by the landlord. This additional rent is subject to an annual review based on the actual amount spent by the landlord.

On March 17, 2005, the Company negotiated for the renovation of a certain area in the plant for office space. Cost of such renovation is for the account of the leasor. In turn, the monthly lease rate is increased to approximately $11,948 beginning May 1, 2005. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31,		Amount
2006	$	143,376
2007		143,376
2008		143,376
2009		143,376
2010		143,376
Thereafter		167,272
	$	884,152

At August 31, 2004, the Company paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the year ended August 31, 2005 upon the Company terminating negotiations with the landlord.

(c) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd. ("MTL"), a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding areas.

The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

During the period, the Company entered into an amended agreement with MTL, pursuant to which MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and any further capital requirements of the joint venture will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital requirements.

A finder's fee will be paid to an arm's length party in respect of this joint venture agreement.

(d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.

(e) The Company entered in an agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Philippines. Pursuant to the agreement, WPCE will provide initial funding of $1,012,945 (US$850,000) which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

As at November 30, 2005, the Company advanced $6,000 in respect of this agreement.

(f) During the year ended August 31, 2005, the Company entered into an agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Malaysia. Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

As at November 30, 2005, the Company advanced $469,455 (US$380,000) in respect of this agreement, which was eliminated on consolidation.

The Company has allocated for issuance a total of 300,000 shares as finder's fees in connection with the formation of JER Malaysia, of which 50,000 shares were issued during the period. The remaining 250,000 shares will be issued upon JER Malaysia achieving certain performance targets.

(g) During the year ended August 31, 2005, the Company entered into an agreement with The Howard Group to provide investor and financial relations services to the Company for a period of one year in exchange for a monthly fee of $6,000.

During the three months ended November 30, 2005, the Company paid $18,000 (2004 – $nil) in respect of this agreement.

(h) During the year ended August 31, 2005, the Company through its subsidiary, JER Malaysia, entered into a management services agreement with APM for a period of three years in exchange for a monthly fee of $1,582 (RM5,000). APM shall provide human resources, payroll, accounting and other administration management services to JER Malaysia.
During the three months ended November 30, 2005, JER Malaysia paid a total of $4,687 (2004 – $1,021) in respect of this agreement.

During the three months ended November 30, 2005, the Company utilized $912,932 of its cash for operations and utilized $4,565,198 for investing activities consisting of investments in term deposits of $3,500,000, purchase of equipment of $24,853 and a deposit of $1,040,345 for machinery and equipment.
During the three months ended November 30, 2005, the Company generated $5,374,972 of cash from its financing activities as follows:

(a) The Company completed a non-brokered private placement of 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,200,091. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $1.60 per share until November 3, 2006 and at an exercise price of $2.10 per share until November 3, 2007. The Company paid an aggregate of $225,406 as finders' fees to arms length parties on this private placement and $1,709 in other costs incurred in respect of the private placement.

(b) 128,750 warrants, 280,000 warrants and 677,499 warrants were exercised at a price of $0.30 per common share, $0.70 per common share and $0.90 per common share, respectively, and an aggregate of 1,086,249 common shares were issued for gross proceeds of $844,374.

(c) The Company has a fixed line of credit facility by a leasing firm in the amount of approximately $1,950,000 (US$1,625,000) for a period of five years. The loan bears interest at a rate of Maybank BLR plus 0.75% during the first six months and at 4.95% per annum thereafter, payable in monthly installments including interest of approximately $45,000 (US$37,964) for a period of 54 months, with payments commencing on the seventh month. The loan is under the name of JER Envirotech Sdn Bhd (JER Malaysia) and is secured by the manufacturing equipment of the Company and corporate guarantees of 49% and 51% from Asia Pacific Microspheres (Note 12) and JER respectively. The Company received proceeds of $638,596 from this credit facility.

(c) The Company repaid aggregate loans and advances of $50,675 to various related parties. The advances were unsecured, non-interest bearing with no fixed terms of repayment.

(d) The Company issued 50,000 shares at a deemed price of $0.71 per share or $35,500 as a finder's fee in connection with the formation of JER Malaysia.

(e) The Company received in full the $928,400 subscriptions recorded in receivables at August 31, 2005.

During the three months ended November 30, 2004, the Company utilized $317,591 of its cash for operations and utilized $673,127 of its cash for investing activities which was primarily attributable to a purchase of equipment net of deposit.

During the three months ended November 30, 2004, the Company generated $1,044,774 of cash from its financing activities from various share issuances which included a private placement financing of 1,051,199 shares at $0.60 per share for gross proceeds of $1,051,200, exercise of 30,500 options at $0.24 per share for proceeds of $7,320 and exercise of 83,750 warrants at $0.30 per share for proceeds of $25,125.
Financing for the Company's operations, commitments and various joint ventures was funded primarily through various share issuances and from various loans mentioned above. The Company has only recently commenced earning revenue and has an accumulated deficit as at November 30, 2005 of $3,355,462, including a loss for the period ended November 30, 2005 of $455,817. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(a) During the three months ended November 30, 2005, the Company paid or accrued management fees of $15,000 (2004 – $10,000) and administrative fees of $3,000 (November 30, 2004 – $2,000) under a management service agreement to a company controlled by directors of the Company.

(b) During the three months ended November 30, 2005, the Company paid consulting fees of $15,000 (2004 – $15,000) to a company controlled by a director of the Company. Services provided by this company includes, among others, investment and management consulting, corporate communications and other related services.

(c) During the three months ended November 30, 2005, the Company paid consulting fees $nil (2004 – $30,000) to a company controlled by an officer of the Company.

(d) During the three months ended November 30, 2005, the Company paid rent of $nil (2004 – $3,459) to a company having directors in common.

1.10 Subsequent events

The following events occurred subsequent to November 30, 2005:

(a) The Company entered into a letter agreement with Fiplast Industries Corp. (formerly Infinity Composites Corp.) ("Fiplast") for the sublicense by Fiplast of certain rights to use the Company's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. The grant of the sublicense under the letter agreement is subject to the parties entering into a formal license agreement, board approval of the Company, and the approval of the proposed sublicense agreement by the National Research Council of Canada (NRC). The Company will also seek the acceptance of the TSX Venture Exchange to the proposed sublicense agreement. The directors of Fiplast are Messrs. Sokhie Puar and Bijay Singh, who are also a director and officer, respectively, of the Company.

The letter agreement provides that Fiplast will acquire the exclusive worldwide rights to manufacture and sell products in the toys, outdoor and sporting goods, and furniture industries, using the technology. Fiplast will pay to the Company an annual sub-license fee of $10,000 and annual royalties of 5% and 4% of gross sales of product in the first and second production years, respectively, and 3% annually thereafter. The Company will also receive 33.33% of revenues from other permitted uses of the technology by Fiplast. The sublicense will be subject to various requirements and restrictions contained in the original license agreement between the Company's operating subsidiary and the NRC, including the requirement that Fiplast diligently pursue the commercialization of the technology for the permitted industries, failing which the Company may terminate the sublicense agreement on six months notice.

The board of directors of Fiplast presently consists of Sokhie Puar and Bijay Singh. Mr. Puar is a director of the Company and Mr. Singh is the Company's corporate secretary and accordingly the transaction with Fiplast is a related party transaction. The Board of Directors of the Company is accordingly seeking disinterested shareholder approval of the proposed sublicense to Fiplast at the Company's annual and special meeting to be held on January 26, 2006.

(b) The Company entered into a premises lease for its new manufacturing plant in Delta, British Columbia, for a term of six (6) years commencing on February 1, 2006 at a monthly lease rate of approximately $13,391. The Company was granted by the landlord a basic rent-free period of 3 months. Lease commitments during the term of the lease is indicated in 1.6/1.7 Liquidity and Capital Resources.

(c) The Company appointed Shafin U. Kanji as a director and President and CEO of the Company, effective March 1, 2006. Rafael A. Diego, the current President and CEO will be relinquishing those positions and will be appointed to the position of Chairman of the Board and Senior Vice President of Asian Operations.

1.11 Proposed Transactions

See 1.10 (a) for a full disclosure on the Company's proposed transaction.

1.12 Critical Accounting Estimates

Not applicable to Venture Issuers.

1.13 Changes in Accounting Policies including Initial Adoption

The financial information presented in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Our significant accounting policies are set out in Note 2 to the unaudited consolidated interim financial statements of the Company, as at and for the three months ended November 30, 2005 and 2004 and the audited consolidated financial statements of the Company, as at and for the years ended August 31, 2005 and 2004. No change was made to the current accounting policies.

1.14 Financial Instruments and Other Instruments

The carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

1.15 Other Requirements

Summary of Outstanding Share Data:

1. Authorized

   Unlimited number of common shares without nominal or par value.
   Unlimited number of Class "A" preference shares without nominal or par value.
   Unlimited number of Class "B" preference shares without nominal or par value.

2. Issued and fully paid

   Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement	1,250,668	300,000
Balance, August 31, 2004 and September 20, 2004 (Note 3)	9,450,668	$ 306,693

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,450,668	129,774
Finder's fee issued pursuant to reverse takeover (Note 3)	539,296	–
Bonus shares issued pursuant to reverse takeover (Notes 3)	271,428	114,000
Private placements	7,006,164	4,203,700
Bonus shares	25,000	14,000
Exercise of options	932,250	742,870
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(313,055)
Balance, August 31, 2005	21,515,839	5,229,107
Private placements	2,927,355	3,200,091
Exercise of warrants	1,086,249	844,374
Finder's fee	50,000	35,500
Less share issuance costs	–	(227,115)
Balance, November 30, 2005	25,579,443	9,081,957
Exercise of warrants	10,000	9,000
Balance, January 24, 2006	25,589,443	$ 9,090,957

3. Options and warrants outstanding

Options outstanding:

Exercise price	Number outstanding at January 24, 2006	Expiry date
$0.60	170,000	June 23, 2009
$0.70	20,000	August 24, 2009
$0.60	885,000	February 16, 2010
$0.65	160,000	July 15, 2010
$0.65	208,000	August 1, 2008
$1.10	170,000	October 6, 2010
$1.10	245,000	October 11, 2010
	1,858,000	

Warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
784,500	$0.90	September 21, 2006
1,032,917	$0.75	July 27, 2006
	$0.95	July 27, 2007
1,594,165	$0.75	August 31, 2006
	$0.95	August 31, 2007
1,463,678	$1.60	November 3, 2006
	$2.10	November 3, 2007

4. Shares held in escrow

As at November 30, 2005, 8,051,756 (August 31, 2005 – 8,515,257) common shares are held in escrow.

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Sokhie Puar"

Sokhie Puar
Director
January 24, 2006

JER ENVIROTECH INTERNATIONAL CORP.




JER Envirotech
WOOD-THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

January 30, 2006
(No. 2006-01-03)

JER SIGNS DISTRIBUTION AGREEMENT FOR ONTARIO

Vancouver, B.C. – January 30, 2006 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce it has entered into a three year exclusive distribution agreement with Actions Resins Inc. ("Action"), a subsidiary of Action Moulding and Design Ltd., of Cambridge, Ontario.

The agreement gives Action the exclusive distribution rights for JER's WPC compound for the Province of Ontario, Canada. For Action to maintain its exclusive it must purchase a minimum of $US570,000 of JER's WPC compound in the first 12 months. Minimums for years 2 and 3 will be determined after JER has had the opportunity to monitor the performance of Action for the first 6 months. Action may terminate the agreement at any time within 90 days written notice whereas JER can only terminate the agreement for cause.

"We are very pleased to have Action become a distributor of JER's WPC compound and look forward to a long term relationship. With Actions track record in the injection moulding market we feel they will be able to create significant market for our WPC compound in Ontario", stated Rely Deigo, President and CEO.

ABOUT ACTION:

Actions Mouldings and Design Ltd. has been providing over 10 years of Project Management, resin distribution and Engineering experience in the injection moulding business in the Province of Ontario.

Further information is available at www.actionmoulding.com.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

January 30, 2006

Item 3. Press Release

Issued on January 30, 2006, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce it has entered into a three year exclusive distribution agreement with Actions Resins Inc. ("Action"), a subsidiary of Action Moulding and Design Ltd., of Cambridge, Ontario.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of January 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.

March 14, 2006
(No. 2006-03-04)


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2006
WASH, D.C.
209


JER Envirotech
THERMOPLASTIC
COMPOSITE PRODUCTS
Improving wood
Preserving forests

JER SIGNS SUPPLY AND LOAN AGREEMENT WITH DUPONT

Vancouver, B.C. – March 14, 2006 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that it has entered into a five year exclusive supply agreement with E.I. du Pont Canada Company ("DuPont"), a branch of E.I. du Pont de Nemours and Company, of Wilmington, Delaware.

Under the terms of the agreement, JER will purchase, on an exclusive basis, certain products ("Product") for its own use and for the use by its global joint venture partners, affiliates and contract manufacturers. DuPont shall provide JER with a custom package solution as long as JER continues to purchase the minimum annual volume of Product, as set out in the agreement. The custom package solution shall identify the Product on the package with a custom product code and without listing the ingredients.

In addition, DuPont has agreed to lend US$550,000 to JER, at an annual interest rate of 5%, for the purchase of compounding equipment for the Delta, BC facility. The loan is to be repaid over a period of five years either through a minimum annual payment or if minimum annual volume is purchased, then as a component into the purchase price of the Product. The loan can be repaid either in part or in its entirety without penalty at any time during the term of the Agreement.

ABOUT DUPONT:

E. I. du Pont Canada Company, whose business origins in Canada date to 1877, is a diversified science company, headquartered in Mississauga and serving customers across Canada and in more than 40 other countries. The company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection.

Further information is available at www.dupont.ca.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites (WPC) markets. The Company has developed, in collaboration with the National Research Council of Canada (NRC), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Sokhie Puar"
Sokhie Puar, Director

For Further Information Please Contact:

Mr. Bijay Singh
Email: bijay@snjcapital.com
Phone: 604-684-3783

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

March 14, 2006

Item 3. Press Release

Issued on March 14, 2006, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce that it has entered into a five year exclusive supply agreement with E.I. du Pont Canada Company, a branch of E.I. du Pont de Nemours and Company, of Wilmington, Delaware.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of March 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


MAIL PROCESSING
JUN 27 2006
WASH. D.C. 209 SECTION



JER Envirotech

WOOD THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

April 4, 2006
(No. 2006-04-05)

JER ADDS TO MANAGEMENT TEAM

Vancouver, B.C. – April 4, 2006 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce the additions of Thomas S. McMullen as Area Sales Manager, North America and Jose Cid as Manager, Research and Development.

Thomas S. McMullen

Mr. McMullen joined JER on March 1, 2006. Prior to joining JER, he was the West Regional Sales Manager for Performance Polymers of Leominster, MA, from November 1999 to February 2006,. At Performance Polymers, Mr. McMullen oversaw the sales team of seven and managed all aspects of sales, inventory and distribution. Mr. McMullen was the West Cost Sales Representative from August 1996 to November 1999. Mr. McMullen brings more that 16 years of experience and contacts in the plastic and resins sales industry.

Jose Cid

Mr. Jose Cid joined JER on April 1, 2006. Mr. Cid for the past 20 years was employed by Petrobras, S.A., Rio de Janeiro, Brazil. Mr. Cid has held many positions during his employment with Petrobras ranging from Research Engineer to Project Leader. Mr. Cid has a B.Eng. in Mechanical Engineering, and a M.Sc. in Polymer Science & Technology, both from the Rio de Janeiro University, Rio de Janeiro, Brazil. He also holds a Ph.D., Macromolecular Science from the Case Western Reserve University, Ohio, and an MBA from Fundacao Getulio Vargas, Rio de Janeiro, Brazil.

"We are very excited about Tom and Jose joining the JER team," stated Shafin U. Kanji, president and chief executive officer of JER. "With Mr. McMullen's past experience in the resins industry, we will be able to establish a good distribution network for our WPC Composite as well as target plastic-products manufacturers to use our compound. Mr. Cid will allow us to continue to target injection moulding applications for WPC. His focus will be to work with our current prospective customers to modify our formulations to help meet their needs."

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites ("WPC") markets. The Company has developed, in collaboration with the National Research Council of Canada ("NRC"), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Shafin U. Kanji"
Shafin U. Kanji, President & CEO

For Further Information Please Contact:

Mr. Mark Komonoski
VP Corporate Communications
Email: mark@jerenvirotech.com
Phone: 403-255-8483

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

April 4, 2006

Item 3. Press Release

Issued on April 4, 2006, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. is pleased to announce the additions of Thomas S. McMullen as Area Sales Manager, North America and Jose Cid as Manager, Research and Development.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of April 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 7 2006
WASH. D.C.


JER Envirotech
WOOD THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests

April 26, 2006
(No. 2006-04-06)

Purchase of Assets of Fiplast Industries Corp. and Termination of Sublicense

Vancouver, B.C. – April 26, 2006 - JER Envirotech International Corp. (TSX Venture: JER) is pleased to announce that it has agreed in principal to purchase the assets of Fiplast Industries Corp. Fiplast and JER had previously signed a letter agreement for the sublicense to Fiplast of certain rights to use JER's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. However, due to interest by manufacturers in those industries developing more rapidly than anticipated, JER and Fiplast believe that JER is better positioned to support that industry interest with sample production and marketing initiatives. Accordingly, JER has agreed to purchase the assets of Fiplast, which consist of an industrial facility premises lease, and up to $550,000 in cash. In addition, JER and Fiplast will terminate the sublicense agreement. In exchange for the assets, JER will issue up to 750,000 common shares to Fiplast. The final number of common shares to be issued by JER will be determined based on the value of the assets as at the date of the purchase, however, will not exceed 750,000 shares.

"I'm pleased with the deal to purchase the assets of Fiplast," stated Shafin U. Kanji, president and chief executive officer. "Over the past few months, we have seen an increase in the demand for our compound in the toys, sporting goods and furniture industries. We can now aggressively pursue customers to use our technology in injection moulding applications within these industries."

The acquisition is subject to the parties entering into a formal asset purchase agreement, approval of the Fiplast shareholders, and the acceptance of the TSX Venture Exchange. The shares issued would be subject to a four month hold period.

ABOUT JER:

JER is focused on the alternative wood products industry and is commercializing breakthrough intellectual property in various wood-plastic composites ("WPC") markets. The Company has developed, in collaboration with the National Research Council of Canada ("NRC"), 42 WPC patent pending formulations. The Company is in the process of establishing manufacturing operations in Canada, Philippines, China, Malaysia and India to produce WPC compound and related products for several industries including the automotive industry and the building and construction industry.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

"Shafin U. Kanji"
Shafin U. Kanji, President & CEO

For Further Information Please Contact:

Mr. Mark Komonoski
VP Corporate Communications
Email: mark@jerenvirotech.com
Phone: 403-255-8483

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. **Date of Material Change**

April 26, 2006

Item 3. **Press Release**

Issued on April 26, 2006, at Vancouver, BC Canada.

Item 4. **Summary of Material Change**

JER Envirotech International Corp. is pleased to announce that it has agreed in principal to purchase the assets of Fiplast Industries Corp.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 26th day of April 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration



JER ENVIROTECH INTERNATIONAL CORP.

April 27, 2006
(No. 2006-04-07)


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2006
WASH DC
209
SECTION

JER Envirotech
WOOD THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood Preserving forests

JER Announces Second Quarter Results

Vancouver, B.C. – April 27, 2006 - JER Envirotech International Corp. (TSX.V: JER), a company commercializing intellectual property in various wood-plastic composite markets, today reported financial results for the second quarter of fiscal year 2006, which ended February 28, 2006.

Second quarter revenue grew to $151,158 from $746 in the comparable period of fiscal 2005. Net loss in the second quarter was $367,366, or $0.01 per share, compared to $531,119, or $0.03 per share, in the second quarter of 2005. JER commenced operations in July 2005, and henced this is the second complete quarter of operations for the Company.

"I'm pleased with the progress we've made in the second quarter as we continue to setup plants in Canada, Malaysia, and the Philippines," stated Rafael A. Diego, Chairman of JER, "by the end of the third quarter, our Malaysia plant should be the first JER plant producing our JERTech™ panel boards".

"I'm excited by what I've seen so far at JER", commented Shafin U. Kanji, president and chief executive officer of JER, "our focus is now on closing the business in our sales pipeline and building our distribution network for our JERTech™ compound and panel boards."

Quarter Highlights:

- JER announced the appointment of Shafin U. Kanji as a director and the president and chief executive officer of JER, effective March 1, 2006. Rafael A. Diego will relinquish those positions and will be appointed to the position of executive chairman of the Board.
- On January 30, 2006, JER entered into a three year exclusive distribution agreement with Action Resins Inc. (Action) granting exclusive distribution rights for JER's WPC compound for the Province of Ontario, Canada. For Action to maintain its exclusive rights, it must purchase a minimum of US$570,000 of JER's WPC compound in the first twelve months. Minimums for years two and three will be determined after JER has had the opportunity to monitor the performance of Action for the first six months.
- Subsequent to the quarter, JER signed a supply and loan agreement with E.I. du Pont Canada (DuPont) where JER agrees to purchase, on an exclusive basis, certain products for use by JER's or its global joint venture partners, affiliates and contract manufacturers. Dupont agreed to lend US$550,000 to JER, at an annual interest rate of 5%, for the purchase of compounding equipment for the second compound line in British Columbia. The loan is to be repaid over a period of five years either through a minimum annual payment or if minimum annual volume is purchased, then as a component in the purchase price of the Product. The loan can be repaid either in part or in full without penalty at any time during the term of the Agreement.
- Subsequent to the quarter, JER announced the addition of Thomas S. McMullen, as area sales manager, North America, and Jose Cid as manager, Research and Development.
- On April 26, 2006, JER announced the purchase of assets of Fiplast Industries Corp. and termination of its sublicense granted to Fiplast in a previously signed a letter agreement for the sublicense to Fiplast of certain rights to use JER's wood-plastic composite technology to

manufacture products in the toys, outdoor and sporting goods, and furniture industries. Due to interest by manufacturers in those industries developing more rapidly than anticipated, JER and Fiplast believe that JER is better positioned to support that industry interest with sample production and marketing initiatives. The acquisition is subject to the parties entering into a formal asset purchase agreement, approval of the Fiplast shareholders, and the acceptance of the TSX Venture Exchange. The shares issued would be subject to a four month hold period.

ABOUT JER:

JER is a global producer of wood-plastic (or alternative fibre) composite (WPC) compound and WPC panel boards. The Company has developed, in collaboration with the National Research Council of Canada ("NRC"), 42 WPC patent pending formulations and is in the process of establishing manufacturing operations in Canada, Philippines, Malaysia and India to utilize waste materials such as saw dust and rice husk to produce products for various industries including the automotive and construction industries.

Further information on the Company is available at www.jerenvirotech.com.

JER ENVIROTECH INTERNATIONAL CORP.

Per:

" Shafin U. Kanji "
Shafin U. Kanji, President & CEO

For Further Information Please Contact:

Mr. Mark Komonoski
VP Corporate Communications
Email: mark@jerenvirotech.com
Phone: 403-255-8483

The Howard Group Inc.
David Gordon
info@howardgroupinc.com
Toll free: 1-888-221-0915
Phone: 403-221-0915

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)
Consolidated Interim Balance Sheets
February 28, 2006 and August 31, 2005

	February 28, 2006 (unaudited)	August 31, 2005 (audited)
ASSETS		
Current assets		
Cash	$ 1,406,964	$ 1,563,566
Short-term investments	2,985,000	–
Receivables	214,974	207,845
Inventories	839,328	264,033
Prepaid expenses and deposit	175,716	74,155
	5,621,982	2,109,599
Deferred financing fees	80,370	91,770
Deposit	894,402	449,987
Equipment and leasehold improvements	2,802,994	1,352,238
License	7,259	7,759
	$ 9,407,007	$ 4,011,353
LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	$ 185,865	$ 403,032
Due to related parties	3,078	58,675
Current portion of notes payable	480,192	305,177
	669,135	766,884
Notes payable	881,413	–
	1,550,548	766,884
Non-controlling interest	1,239,664	930,884
Shareholders' equity (Capital Deficit)		
Share capital	9,312,426	5,229,107
Subscriptions receivable	–	(928,400)
Contributed surplus	1,027,197	912,523
Deficit accumulated in the development stage	(3,722,828)	(2,899,645)
	6,616,795	2,313,585
	$ 9,407,007	$ 4,011,353

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)

Consolidated Interim Statements of Loss and Deficit
For the six months ended February 28, 2006 and 2005
(Unaudited – Prepared by Management)

	Three months ended February 28, 2006	Three months ended February 28, 2005	Six months ended February 28, 2006	Six months ended February 28, 2005
Sales	**$ 151,158**	$ 746	**$ 229,260**	$ 9,093
Cost of sales	**124,749**	1,936	**191,971**	11,541
	26,409	(1,190)	**37,289**	(2,448)
Operating expenses				
Amortization	**11,583**	9,411	**21,106**	18,414
Bank charges and interest	**23,101**	2,156	**27,516**	5,656
General and administrative	**145,346**	163,601	**341,407**	272,199
Research and development	**105,824**	–	**105,824**	16,013
Royalty	–	–	–	2,500
Sales and marketing	**22,188**	12,071	**69,116**	18,974
Stock-based compensation	**29,982**	252,618	**139,144**	382,940
Wages and benefits	**146,258**	89,133	**280,158**	189,801
	484,282	528,990	**984,271**	906,497
Loss before other items	**(457,873)**	(530,180)	**(946,982)**	(908,945)
Other items				
Interest and other income	**38,744**	63	**45,361**	427
Write off of assets	–	(1,002)	–	(1,002)
Loss before non controlling interest	**(419,129)**	(531,119)	**(901,621)**	(909,520)
Non – controlling interest	**51,763**	–	**78,438**	–
Net loss for the period	**(367,366)**	(531,119)	**(823,183)**	(909,520)
Deficit, beginning of period	**(3,355,462)**	(973,231)	**(2,899,645)**	(594,830)
Deficit, end of period	**$ (3,722,828)**	$ (1,504,350)	**$ (3,722,828)**	$ (1,504,350)
Basic and diluted loss per share	**$ (0.01)**	$ (0.03)	**$ (0.03)**	$ (0.06)
Weighted average shares outstanding	**25,608,665**	15,511,316	**24,366,833**	15,391,119

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
(formerly Consolidated Kronofusion Technologies Inc.)
Cathedral Place
Suite 1304 – 925 West Georgia St.
Vancouver, BC V6C 3L2
(604) 684-2181

Item 2. Date of Material Change

April 27, 2006

Item 3. Press Release

Issued on April 27, 2006, at Vancouver, BC Canada.

Item 4. Summary of Material Change

JER Envirotech International Corp. reports financial results for the second quarter of fiscal year 2006, which ended February 28, 2006.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers/Directors**

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Peeyush Varshney
Director
Suite 1304 – 925 West Georgia St.
Vancouver, BC
V6C 3L2
(604) 684-2181

Item 9. **Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to herein.

Dated this 27th day of April 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2006
WASH, D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended February 28, 2006 and 2005
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

April 26, 2006

JER ENVIROTECH INTERNATIONAL CORP.
(A development stage company)

Consolidated Interim Balance Sheets
February 28, 2006 and August 31, 2005

	February 28, 2006 (unaudited)	August 31, 2005 (audited)
ASSETS		
Current assets		
Cash	**$ 1,406,964**	$ 1,563,566
Short-term investments	**2,985,000**	–
Receivables	**214,974**	207,845
Inventories (Note 4)	**839,328**	264,033
Prepaid expenses and deposit	**175,716**	74,155
	5,621,982	2,109,599
Deferred financing fees (Note 5)	**80,370**	91,770
Deposit (Note 6)	**894,402**	449,987
Equipment and leasehold improvements (Note 6)	**2,802,994**	1,352,238
License (Note 7)	**7,259**	7,759
	$ 9,407,007	$ 4,011,353
LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	**$ 185,865**	$ 403,032
Due to related parties	**3,078**	58,675
Current portion of notes payable (Note 8)	**480,192**	305,177
	669,135	766,884
Notes payable (Note 8)	**881,413**	–
	1,550,548	766,884
Non-controlling interest (Note 3)	**1,239,664**	930,884
Shareholders' equity (Capital Deficit)		
Share capital (Note 9)	**9,312,426**	5,229,107
Subscriptions receivable (Note 9(b))	**–**	(928,400)
Contributed surplus (Notes 9(f))	**1,027,197**	912,523
Deficit accumulated in the development stage	**(3,722,828)**	(2,899,645)
	6,616,795	2,313,585
	$ 9,407,007	$ 4,011,353

Commitments (Note 11)

Subsequent events (Note 12)

The accompanying notes are an integral part of these interim consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)

Consolidated Interim Statements of Loss and Deficit
For the six months ended February 28, 2006 and 2005
(Unaudited – Prepared by Management)

	Three months ended February 28, 2006	Three months ended February 28, 2005	Six months ended February 28, 2006	Six months ended February 28, 2005
Sales	**$ 151,158**	$ 746	**$ 229,260**	$ 9,093
Cost of sales	**124,749**	1,936	**191,971**	11,541
	26,409	(1,190)	**37,289**	(2,448)
Operating expenses				
Amortization	**11,583**	9,411	**21,106**	18,414
Bank charges and interest	**23,101**	2,156	**27,516**	5,656
General and administrative	**145,346**	163,601	**341,407**	272,199
Research and development	**105,824**	–	**105,824**	16,013
Royalty (Note 7)	–	–	–	2,500
Sales and marketing	**22,188**	12,071	**69,116**	18,974
Stock-based compensation (Note 9(c))	**29,982**	252,618	**139,144**	382,940
Wages and benefits	**146,258**	89,133	**280,158**	189,801
	484,282	528,990	**984,271**	906,497
Loss before other items	**(457,873)**	(530,180)	**(946,982)**	(908,945)
Other items				
Interest and other income	**38,744**	63	**45,361**	427
Write off of assets	–	(1,002)	–	(1,002)
Loss before non controlling interest	**(419,129)**	(531,119)	**(901,621)**	(909,520)
Non – controlling interest	**51,763**	–	**78,438**	–
Net loss for the period	**(367,366)**	(531,119)	**(823,183)**	(909,520)
Deficit, beginning of period	**(3,355,462)**	(973,231)	**(2,899,645)**	(594,830)
Deficit, end of period	**(3,722,828)**	$ (1,504,350)	**(3,722,828)**	$ (1,504,350)
Basic and diluted loss per share	**$ (0.01)**	$ (0.03)	**$ (0.03)**	$ (0.06)
Weighted average shares outstanding	**25,608,665**	15,511,316	**24,366,833**	15,391,119

The accompanying notes are an integral part of these interim consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)

Consolidated Interim Statements of Cash Flows
For the six months ended February 28, 2006 and 2005
(Unaudited – Prepared by Management)

	Three months ended February 28,		Six months ended February 28,	
	2006	2005	**2006**	2005
Cash provided by (used in)				
Operating Activities				
Net loss for the period	**$ (367,366)**	$ (531,119)	**$ (823,183)**	$ (909,520)
Items not affecting cash				
Amortization	**38,519**	9,411	**74,950**	18,414
Stock-based compensation	**29,982**	252,618	**139,144**	382,940
Non – controlling interest	**(51,763)**	–	**(78,438)**	–
Loss from write off of assets	–	1,002	–	1,002
Change in non-cash working capital items:				
Receivables	**66,615**	84,924	**(7,129)**	3,601
Inventories	**(250,275)**	(54,731)	**(575,295)**	(45,037)
Prepaid expenses and deposits	**(119,895)**	(7,120)	**(101,561)**	(52,175)
Accounts payable and accrued liabilities	**(21,563)**	(63,105)	**(217,166)**	(24,936)
	(675,746)	(308,120)	**(1,588,678)**	(625,711)
Investing Activities				
Short term investments	**515,000**	–	**(2,985,000)**	–
Deposit	**595,930**	–	**(444,415)**	235,218
Acquisition of equipment, net of deposit paid in prior year	**(1,488,955)**	(67,981)	**(1,513,807)**	(976,326)
	(378,025)	(67,981)	**(4,943,222)**	(741,108)
Financing Activities				
Advances received	–	–	–	(250,000)
Proceeds from notes payable	**417,832**	71,361	**1,056,428**	71,361
Proceeds from issuance of shares, net	**206,000**	474,420	**4,058,849**	1,519,194
Related party advances (repayments)	**(4,922)**	82,840	**(55,597)**	82,840
Contributions by non-controlling interest	**461,417**	–	**507,218**	250,000
Payment to non-controlling interest	**(80,000)**	–	**(120,000)**	–
Subscriptions receivable	–	–	**928,400**	–
	1,000,327	628,621	**6,375,298**	1,676,395
Increase (decrease) in cash	**(53,444)**	252,520	**(156,602)**	306,576
Cash, beginning of period	**1,460,408**	95,726	**1,563,566**	41,670
Cash, end of period	**$ 1,406,964**	$ 348,246	**$ 1,406,964**	$ 348,246
Supplemental cash flow information				
Cash paid during the period for				
Bank charges paid	**$ 829**	$ 107	**$ 1,481**	$ 4,295
Interest paid	**$ 13,687**	$ –	**$ 13,687**	$ –
Non-cash investing and financing activities				
Bonus shares issued	–	–	–	$ 114,000
Shares issued on exercise of options	**$ 30,000**	$ 82,377	**$ 30,000**	$ 82,377

The accompanying notes are an integral part of these interim consolidated financial statements.

1. Nature of business and ability to continue as a going concern

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. (JER), changed its name from Consolidated Kronofusion Technologies Inc. to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share (Note 3). All share and per share information contained in these consolidated financial statements reflect the post-consolidated numbers. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts in the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada (NRC) and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by the NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At February 28, 2006, the Company had only recently commenced earning revenue and has an accumulated deficit of $3,736,262, including a loss for the six months ended February 28, 2006 of $836,617. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The following is a summary of the significant accounting policies used in the preparation of financial statements.

2. Significant accounting policies (continued)

(a) Basis of presentation and consolidation (continued)

(i) Reverse takeover transaction

On September 21, 2004, the Company acquired all of the issued and outstanding common shares of JER in exchange for common shares.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, JER.

b) As JER is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii) Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, JER, its 75% owned subsidiary, JER Manufacturing B.C. Ltd. (JER Manufacturing) (Note 3), its 51% owned subsidiary, JER Envirotech Sdn Bhd. (JER Malaysia) (Note 11), its 60% owned subsidiary, JER Manufacturing (Philippines) Inc. (JER Philippines) (Note 11) and its newly 100% owned incorporated subsidiary, JERtech Manufacturing BC Ltd. All significant inter-company transactions occurring subsequent to September 21, 2004, the date of acquisition of JER (Note 3), and inter-company balances as at February 28, 2006 have been eliminated upon consolidation.

The Company is considered a development stage company and currently operates in one business segment.

(b) Short-term investments

Short-term investments are marketable securities that will be realized beyond three months but are recorded at lower of cost and market.

2. Significant accounting policies (continued)

(c) Inventories

Inventories consist of raw materials and finished compounds and goods and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

(d) Deferred financing fees

Costs incurred to obtain notes payable are deferred and amortized over the repayment term of five years using the straight-line method

(e) Equipment and leasehold improvements

Equipment is amortized over their estimated useful lives using the declining-balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

The Extrusion-Compounding Equipment is being amortized over 10 years using the straight-line method. Amortization for this equipment started in 2005 after commissioning and start of commercial production.

Leasehold improvements are amortized over the estimated useful lives using the straight-line method.

In the year of acquisition, one-half of the annual amortization is recorded.

(f) License

The technology licensed from the NRC is amortized on a straight-line basis over the ten-year license term.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates. Significant estimates in connection with these consolidated financial statements included stock-based compensation, valuation of current assets and impairment of long-lived assets.

2. Significant accounting policies (continued)

(h) Fair value of financial instruments

The carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

(i) Subscriptions receivable

The subscriptions receivable balance as at February 28, 2006 was $nil (August 31, 2005 – $928,400). During the year ended August 31, 2005, the subscription receivable of $928,400 represented proceeds receivable from twenty-nine subscribers that participated in the private placement as described in Note 9(b). All subscription agreements were executed by August 31, 2005 and the outstanding funds were received during the six-month period ended February 28, 2006.

(j) Foreign Currency Translation and Transactions

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Integrated Subsidiaries

The accounts of JER's integrated subsidiaries are translated into Canadian dollars using the temporal method, whereby non-monetary assets and liabilities denominated in foreign currencies were translated at historical exchange rates and monetary assets and liabilities were translated at the exchange rate in effect at the balance sheet date. Gains and losses resulting from the translation are reflected in the Consolidated Statements of Operations and Deficit. Revenues and expenses are translated at the average rate for the period.

Foreign currency transactions

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Operations and Deficit.

(k) Revenue recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

2. Significant accounting policies (continued)

(l) Research and development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

(m) Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Since the Company's stock options and warrants are anti-dilutive for all periods presented, only basic earnings per share is presented. A total of 2,248,000 and 4,695,260 common shares were issuable pursuant to such stock options and warrants at February 28, 2006 respectively.

(n) Stock-based compensation

In accordance with CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (HB Section 3870), the Company uses the fair value-based method for measuring all stock options granted. The fair value is measured using the Black-Scholes option-pricing model and amortized over any applicable vesting periods.

The Company follows HB Section 3870, which also establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In 2004, the Company adopted the prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the six-month period ended February 28, 2006, the Company granted stock options to directors, officers, consultants and employees as set out in Note 9(c). Compensation associated with unvested options issued to non-employees is revalued at each quarter end using the Black-Scholes option-pricing model.

2. Significant accounting policies (continued)

(o) Impairment of long-lived assets

The Company annually assesses its equipment and technology license for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the six months ended February 28, 2006 and 2005.

(p) Foreign Currency Risk

The Company has cash, accounts receivables and accounts payables that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. It is management's opinion that foreign currency risk is not significant.

3. Reverse takeover (RTO) of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement (Agreement) dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 performance escrow shares of the Company are reserved for issuance for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition over six years.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. (PGCO), a private investment company located in British Columbia, Canada whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTech™ compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement.

Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued a total of 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

As the transaction, which was completed on September 21, 2004, resulted in the shareholders of JER acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with JER as the acquirer.

3. Reverse takeover (RTO) of JER Envirotech Ltd. (continued)

The amounts assigned to the assets and liabilities of the Company deemed to have been purchased are based on the estimated fair value of the net assets of the Company, which equal their carrying values as at September 21, 2004, as follows:

Net assets acquired at assigned value		
Cash	$	429,887
GST recoverable		3,795
Prepaid expenses and deposits		2,912
Advances to JER		250,000
		686,594
Equipment		1,175
Accounts payable and accrued liabilities		(295)
Shares subscriptions received in advance		(557,700)
	$	129,774
Consideration given		
9,989,964 common shares	$	129,774

4. Inventories

	February 28, 2006	August 31, 2005
Raw materials	$ 222,591	$ 75,778
Finished compounds and goods	616,737	188,255
	$ 839,328	$ 264,033

5. Deferred financing fees

			February 28, 2006	August 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Deferred financing fees	$ 128,000	$ 47,630	$ 80,370	$ 91,770

6. Equipment and leasehold improvements

February 28, 2006	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment			
Extrusion-Compounding	$ 2,419,008	$ 74,825	$ 2,344,183
Other	399,430	31,400	368,030
Computer equipment	23,257	5,038	18,219
Office equipment	30,309	5,555	24,754
Furniture and fixtures	25,294	5,751	19,543
Leasehold improvements	31,478	3,213	28,265
	$ 2,928,776	$ 125,782	$ 2,802,994

August 31, 2005	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment			
Extrusion-Compounding	$ 1,034,541	$ 38,043	$ 996,498
Other	320,980	16,432	304,548
Computer equipment	13,112	3,460	9,652
Office equipment	13,445	1,787	11,658
Furniture and fixtures	9,907	2,101	7,806
Leasehold improvements	22,984	908	22,076
	$ 1,414,969	$ 62,731	$ 1,352,238

As at February 28, 2006, the Company paid $894,402 (August 31, 2005 – $449,987) as a down payment against equipment expected to be delivered subsequent to the reporting date. The deposit will be reclassified to machinery and equipment upon receipt of the ordered equipment.

7. License

Pursuant to a technology license agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the license, the Company paid NRC a license fee of $10,000. Royalties will also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement, the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

On July 8, 2005, the Company and NRC agreed to amend specific terms of the agreement. It was agreed that the royalty rate to be paid by the Company to the NRC will be lowered from three percent (3%) to two percent (2%). It was also agreed that the payment of minimum annual royalty will be due on December 31, 2005 instead of December 31, 2003 and the minimum annual royalty has been adjusted to $10,000 beginning December 31, 2005 and the years thereafter.

7. License (continued)

In order to maintain the license agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

8. Notes payable

The Company has a fixed line of credit facility by a leasing firm in the amount of approximately $1,950,000 (US$1,625,000) for a period of five years. The loan bears interest at a rate of Maybank BLR plus 0.75% during the first six months and at 4.95% per annum thereafter, payable in monthly installments including interest of approximately $45,000 (US$37,964) for a period of 54 months, with payments commencing on the seventh month. The loan is under the name of JER Malaysia and is secured by the manufacturing equipment of the Company and corporate guarantees of 49% and 51% from Asia Pacific Microspheres (Note 11) and JER respectively.

During the period, the Company received proceeds of $1,056,428 (August 31, 2005 – $423,506) from the above facility and of which, $nil (August 31, 2005 – $118,329) was repaid. During the period, the Company paid or accrued $26,035 (August 31, 2005 – $5,540) as interest on this note.

9. Share capital

In accordance with reverse takeover accounting principles, JER, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (Note 3). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflects the position of JER adjusted for the cost of the purchase.

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

(b) Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement	1,250,668	300,000
Balance, August 31, 2004 and September 20, 2004 (Note 3)	9,450,668	$ 306,693

9. Share capital (continued)

(b) Issued and fully paid (continued)

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,450,668	129,774
Finder's fee issued pursuant to reverse takeover (Note 3)	539,296	–
Bonus shares issued pursuant to reverse takeover (Notes 3)	271,428	114,000
Private placements	7,006,164	4,203,700
Bonus shares	25,000	14,000
Exercise of options	932,250	742,870
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(313,055)
Balance, August 31, 2005	21,515,839	5,229,107
Private placements	2,927,355	3,220,091
Exercise of warrants	1,276,249	1,000,374
Exercise of options	50,000	54,469
Finder's fee	50,000	35,500
Less share issuance costs	–	(227,115)
Balance, February 28, 2006	25,819,443	$ 9,312,426

During the six months ended February 28, 2006, the Company completed a non-brokered private placement of 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,220,091. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $1.60 per share until November 3, 2006 and at an exercise price of $2.10 per share until November 3, 2007. The Company paid an aggregate of $225,406 as finders' fees to arms length parties and $1,709 in other costs on this private placement.

During the six months ended February 28, 2006, an aggregate of 1,276,249 warrants were exercised at a price of $0.30 per common share, $0.70 per common share, $0.75 per common share, and $0.90 per common share and an aggregate of 1,276,249 common shares were issued for gross proceeds of $1,000,374.

During the six months ended February 28, 2006, 50,000 options were exercised at a price of $0.60 per common share and 50,000 common shares were issued for gross proceeds of $30,000.

During the six months ended February 28, 2006, the Company issued 50,000 shares as finder's fees in connection with the formation of JER Malaysia (Note 11(f)).

9. Share capital (continued)

(c) Stock options

The Company maintains a 10% rolling stock option plan that enables it to grant options to its directors, officers, employees and other service providers. The Company follows the TSX Venture Exchange policies where the number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options. The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant.

The number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Issuer from the date of grant. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period

A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, August 31, 2004 and September 20, 2004	468,460	$ 0.12
Consolidation 2:1	(234,230)	0.12
Granted	2,503,000	0.62
Exercised	(932,250)	0.51
Cancelled	(270,000)	0.70
Forfeited	(91,980)	0.62
Balance, August 31, 2005	1,443,000	0.58
Granted	855,000	1.10
Exercised	(50,000)	0.60
Balance, February 28, 2006	2,248,000	$ 0.78

The following table summarizes the stock options outstanding at February 28, 2006:

Exercise price	Number outstanding at February 28, 2006	Expiry date	Number exercisable at February 28, 2006
$0.60	170,000	June 23, 2009	170,000
$0.70	20,000	August 24, 2009	20,000
$0.60	835,000	February 16, 2010	835,000
$0.65	160,000	July 15, 2010	160,000
$0.65	208,000	July 31, 2008	176,235
$1.10	170,000	October 6, 2010	47,667
$1.10	245,000	October 11, 2010	93,917
$1.10	440,000	February 1, 2011	11,408
	2,248,000		1,514,227

9. Share capital (continued)

(c) Stock options

During the six months ended February 28, 2006, under the fair-value-based method, $139,144 (2005 – $382,940) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors, officers, employees and consultants of the Company.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

February 28,	2006	2005
Risk free interest rate	3.35%	2.53%
Expected dividend yield	0%	0%
Stock price volatility	68%	44%
Expected life of options	4 years	2 years

The weighted average fair value of options granted during the six month period ended February 28, 2006 was $0.50 (2005 – $0.18) per share.

(d) Warrants

A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, August 31, 2004	565,000	$ 0.15
Exercised	(100,000)	0.15
Balance, September 20, 2004	465,000	0.15
Consolidation 2 for 1	(232,500)	0.15
Granted	4,379,081	0.73
Exercised	(103,750)	0.30
Balance, August 31, 2005	4,507,831	0.72
Granted	1,463,678	1.60
Exercised	(1,276,249)	0.78
Balance, February 28, 2006	4,695,260	$ 0.98

9. Share capital (continued)

(d) Warrants (continued)

The following warrants were outstanding at February 28, 2006. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
704,500	$0.90	September 21, 2006
932,917	$0.75	July 27, 2006
	$0.95	July 27, 2007
1,594,165	$0.75	August 31, 2006
	$0.95	August 31, 2007
1,463,678	$1.60	November 3, 2006
	$2.10	November 3, 2007

(e) Shares held in escrow

As at February 28, 2006, 8,051,756 (August 31, 2005 – 8,515,257) common shares are held in escrow as follows:

i) 63,531 common shares are considered Tier 1 escrow shares and are eligible for release at 25% on closing of RTO, one-third, one-half and the balance of the remaining shares respectively every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004. As at February 28, 2006, 15,882 common shares remain in escrow;

ii) 19,937 common shares are considered Tier 2 escrow shares and are eligible for release following the release of the 229,062 escrow shares held in RRSP pursuant to a Value Escrow Agreement dated September 21, 2004. As at February 28, 2006, 19,937 common shares remain in escrow;

(e) Shares held in escrow (continued)

iii) 19,594 common shares are eligible for release at 10% every 6 months pursuant to the escrow agreement dated November 20, 2001. As at February 28, 2006, 11,757 common shares remain in escrow; and

iv) 8,893,536 common shares are eligible for release at 5% on closing of the Reverse Takeover, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010. As at February 28, 2006, 8,004,180 common shares remain in escrow.

9. Share capital (continued)

(f) Contributed surplus

	February 28, 2006	August 31, 2005
Balance, beginning of period	$ 912,523	$ 165,563
Stock compensation	139,144	1,014,090
Transfer to share capital on exercise of options	(24,470)	(267,130)
Balance, end of period	$ 1,027,197	$ 912,523

10. Related party transactions

(a) During the six months ended February 28, 2006, the Company paid or accrued management fees of $30,000 (2005 – $25,000) and administrative fees of $6,000 (2005 – $5,000) under a management service agreement to a company controlled by directors of the Company.

(b) During the six months ended February 28, 2006, the Company paid consulting fees of $36,000 (2005 – $36,000) to a company controlled by a director of the Company. Services provided by this company includes, among others, investment and management consulting, corporate communications and other related services.

(c) During the six months ended February 28, 2006, the Company paid rent of $nil (2005 – $3,459) to a company having directors in common.

11. Commitments

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On March 17, 2005, the Company negotiated for the termination of the lease agreement effective April 29, 2005. The Company paid a penalty of $4,385 on May 15, 2005 for the unfulfilled period.

(b) On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120. In addition to the minimum rental payment, an additional rent amounting to $48,525 for the period November 1, 2004 to October 31, 2005 is also payable in 12 consecutive monthly payments of $4,044. This additional rent is the Company's proportionate shares on leased premises' costs of insurance, heating, ventilating, air conditioning, property management, property taxes and other related services rendered to the leased premises for the benefit of the Company and paid by the landlord. This additional rent is subject to an annual review based on the actual amount spent by the landlord.

11. Commitments (continued)

On March 17, 2005, the Company negotiated for the renovation of a certain area in the plant for office space. Cost of such renovation is for the account of the lessor. In turn, the monthly lease rate is increased to approximately $11,948 beginning May 1, 2005. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31,	Amount
2006	$ 107,532
2007	143,376
2008	143,376
2009	143,376
2010	143,376
Thereafter	167,272
	$ 848,308

At August 31, 2004, the Company paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the year ended August 31, 2005 upon the Company terminating negotiations with the landlord.

(c) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd. (MTL), a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement).

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding areas.

The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

During the period, the Company entered into an amended agreement with MTL, pursuant to which MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and any further capital requirements of the joint venture will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital requirements.

A finder's fee will be paid to an arm's length party in respect of this joint venture agreement.

11. Commitments (continued)

(d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.

(e) The Company entered in an agreement dated March 1, 2005, with WPC Environtech Inc. (WPCE), an arm's length private investment company located in the Philippines, to form JER Philippines. Pursuant to the agreement, WPCE will provide initial funding of $1,012,945 (US$850,000) which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

As at February 28, 2005, the Company advanced $6,000 in respect of this agreement.

As at February 28, 2006, WPCE has contributed a total of $349,598. Of this contribution, $293,554 was advanced to suppliers for the manufacture of the subsidiary's equipment for panel board production.

(f) During the year ended August 31, 2005, the Company entered into an agreement with Asia Pacific Microspheres Sdn Bhd (APM) to form JER Malaysia. Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

As at February 28, 2006, the Company advanced CAD $574,183 (US$484,000) in respect of this agreement, which was eliminated on consolidation.

The Company has allocated for issuance a total of 300,000 shares as finder's fees in connection with the formation of JER Malaysia, of which 50,000 shares were issued during the period. The remaining 250,000 shares will be issued upon JER Malaysia achieving certain performance targets.

(g) During fiscal 2005, the Company through its subsidiary, JER Malaysia, entered into a management services agreement with APM for a period of three years in exchange for a monthly fee of $1,582 (RM5,000). APM shall provide human resources, payroll, accounting and other administration management services to JER Malaysia.

During the period ended February 28, 2006, JER Malaysia paid a total of $9,297 (RM 30,000) (2005 - $nil) in respect of this agreement.

11. Commitments (continued)

(h) During the year ended August 31, 2005, the Company entered into an agreement with The Howard Group to provide investor and financial relations services to the Company for a period of one year in exchange for a monthly fee of $6,000.

During the six months ended February 28, 2006, the Company paid $41,000 (2004 – $nil) in respect of this agreement.

(i) On November 16, 2005, the Company entered into a lease agreement with Sherwood Investments Ltd. for a new manufacturing facility Delta, British Columbia, for a term of six years commencing on February 1, 2006 at a monthly fixed lease rate of $13,391.

On December 1, 2005, the company paid $26,783 as a security deposit which is equivalent to 2 months rent representing the first and last months rental of the term.

12. Subsequent events

(a) Subsequent to the period ended February 28, 2006, the Company entered into a five year exclusive supply agreement with E.I. du Pont Canada Company (DuPont), a branch of E.I. du Pont de Nemours and Company, of Wilmington, Delaware.

Under the terms of the agreement, the Company will purchase, on an exclusive basis, certain products (Product) for its own use and for the use by its global joint venture partners, affiliates and contract manufacturers. DuPont shall provide the Company with a custom package solution as long as the Company continues to purchase the minimum annual volume of Product, as set out in the agreement.

In addition, DuPont has agreed to lend US$550,000 to the Company, at an annual interest rate of 5%, for the purchase of compounding equipment for the Delta, BC facility. The loan is to be repaid over a period of five years either through a minimum annual payment or if minimum annual volume is purchased, then as a component into the purchase price of the Product. The loan can be repaid either in part or in its entirety without penalty at any time during the term of the Agreement.

(b) Subsequent to the period ended February 28, 2006, the Company has agreed in principal to purchase the assets of Fiplast Industries Corp. Fiplast and the Company had previously signed a letter agreement for the sublicense to Fiplast of certain rights to use the Company's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. However, due to interest by manufacturers in those industries developing more rapidly than anticipated, the Company and Fiplast believe that the Company is better positioned to support that industry interest with sample production and marketing initiatives. Accordingly, the Company has agreed to purchase the assets of Fiplast, which consist of an industrial facility premises lease and up to $550,000 in cash. In addition, the Company and Fiplast will terminate the sublicense agreement. In exchange for the assets, the Company will issue up to 750,000 common shares to Fiplast. The final number of common shares to be issued by the Company will be determined based on the value of the assets as at the date of the purchase, however, will not exceed 750,000 shares.

The acquisition is subject to the parties entering into a formal asset purchase agreement, approval of the Fiplast shareholders, and the acceptance of the TSX Venture Exchange. The shares issued would be subject to a four month hold period.


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2006
WASH, D.C.
209
SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(A development stage company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six months ended February 28, 2006

JER ENVIROTECH INTERNATIONAL CORP.

Management's Discussion & Analysis
February 28, 2006

1.1 DATE

The following Management's Discussion and Analysis (MD&A) of JER Envirotech International Corp. (JER or the Company) has been prepared by management as of April 26, 2006 and should be read in conjunction with JER's unaudited consolidated financial statements and related notes thereto for the quarter ended February 28, 2006 and JER's audited consolidated financial statements and related notes thereto for the year ended August 31, 2005, which were prepared in accordance with Canadian generally accepted accounting principles. JER is presently a "Venture Issuer", as defined in NI 51-102.

In order to fully explain JER's current results and future prospects, this MD&A may contain "forward-looking statements" which represent JER's intentions, plans, expectations and beliefs and are based on management's experience and assessment of historical and future trends and the application of key assumptions relating to future events and circumstances. Management has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. The statements reflect the current beliefs of JER's management, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of JER to differ materially from those expressed in, or implied by, these statements. The principal risks that could affect our results are discussed later in this MD&A.

JER undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

All amounts included in this MD&A are in Canadian dollars unless otherwise stated.

1.2 OVERALL PERFORMANCE

Incorporation and Reverse Takeover of JER Envirotech Ltd.

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the year ended December 31, 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. (JEL), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JEL was incorporated in July 1997 under the laws of British Columbia, Canada and is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled polypropylene plastic. JER is currently focusing its marketing efforts on the automotive and construction industries.

Pursuant to a Definitive Share Exchange Agreement dated June 2, 2004 with JER and its shareholders, JER acquired all of the issued and outstanding shares of JEL in exchange for 9,450,668 common shares of JER. An additional 3,500,000 performance escrow shares of JER are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the reverse takeover (RTO), JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. (PGCO), an arm's length private investment company located in British Columbia, Canada, whereby JER & PGCO incorporated a joint venture company, JER Manufacturing BC Limited (JMBL), for the purpose of manufacturing JERtech™ compounds. JMBL is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JMBL for working capital and acquisition of equipment and JER contributed the technology. Under the terms of the Joint Venture agreement, PGCO is granted the right of first refusal for the second production line setup up by JMBL. This right can be exercised until such time that the first line is operationally profitable for a period of ninety days. The advances are repayable only at the discretion of JBML's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of JER owned by a director and an officer of JER.

JER issued 271,428 bonus shares to a director and an officer of JER for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, JER issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

In conjunction with the RTO, JER completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

History of JER

JER has co-developed a number of environmentally-friendly wood-plastic composite formulations. The composite formulations are owned by the National Research Council Canada (NRC), which contributed a total of $1.1 million in the co-development of the composites with JER. The NRC has granted JER an exclusive worldwide ten-year license on the technology that automatically renews for another ten years, on a non-exclusive basis.

JER's Corporate Head Office is located in Delta, British Columbia, Canada. JER currently has two plants in Delta, one in Malaysia and one in the Philippines.

The co-founders of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and are typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's WPC panel boards to be applied in the construction industry in Asia, which requires a product that can withstand humidity and insect activity. Plywood, which is currently heavily used by in Asia, has limited longevity, can deteriorate quickly in Asia's humid regions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The WPC panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various WPC formulations co-developed by JER and the NRC was concluded in March 2003. A patent application was filed with the United States Patent Office and with the Canadian Patent Office by the NRC. The license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER currently has several products under the family name JERtech™ each with a unique application. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ Substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market in Asia and in North America.

JER also sells raw WPC compounds in pellet form to manufactures, which can then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products without sacrificing product quality. JER's raw material compound formulation exceeds the existing specifications for the automotive industry for injection-molded parts. WPC compounds can be applied to create auto parts that are stronger and lighter alternatives to current molded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and JER is seeking to exploit its technical advantage through a selective market penetration strategy. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the Company's productive capacity is the limiting factor for growth and closing longer-term recurring orders.

Operations

The following is an update on the various plants and joint ventures JER currently has in place.

Delta WPC Compound Facility
JER commenced operations in July 2005 under its 75% owned subsidiary JMBL, also located in Delta, British Columbia. This subsidiary produces JER WPC compound and currently has one line operational with a capability to produce up to 1,400 lbs per hour of WPC Compound. The plant is currently operating at 33% capacity (one eight-hour shift). Management expects to ramp up production to 67% (two eight-hour shifts) by June 2006 provided JER closes orders in its sales pipeline as expected.

In March 2006, JER placed an order with its equipment manufacturers for a second WPC Compound line for JMBL. It is expected that the new equipment, when operating at full capacity, will have 60% greater throughput than the existing line and will be able to generate monthly revenues of approximately US$500,000. The second line is expected to begin installation and trial testing by August 2006.

At full capacity JMBL will be capable of generating revenues of approximately US$800,000 per month.

Delta Panel Board Facility
JER's wholly-owned subsidiary JERTech Manufacturing BC Limted (JERTech) has secured a lease on a plant located in close proximity to JMBL's facility in Delta for the production of JERtech™ panel boards. At full capacity, this facility is expected to produce 30,000 to 50,000 JERtech™ panel boards per month, depending on thickness, resulting in approximately US$500,000 of revenue per month per line. The equipment for the first line was ordered in November 2005. It is anticipated that installation and trial testing will start in May 2006 with production commencing in July 2006.

JER Malaysia Joint Venture
JER owns 51% of JER Envirotech Sdn Bhd ("JESB"), a company incorporated under the laws of Malaysia, with its 49% joint venture partner Asia Pacific Microspheres Sdn Bhd ("APM"). APM is an arm's length joint venture with Union Carbide Chemicals & Plastics (a subsidiary of Dow Chemical Company) and PPB Group Berhad. At full capacity, it is expected that JESB will produce 30,000 to 50,000 JERtech™ panel boards per month, depending on thickness, resulting in approximately US$500,000 of revenue per month per line. The equipment for the first line was

ordered in June 2005. Installation and trial testing commenced in mid-March 2006 and is currently ongoing. It is anticipated that production will commence in June 2006.

JER Philippines Joint Venture
JER owns 60% of JER Envirotech Philippines Inc. ("JEPI"), a company incorporated under the laws of The Philippines, with its 40% joint venture partner WPC Envirotech Inc., an arm's length private investment company. WPC Envirotech is headed by Mr. Virgilio Co. who is also the current owner and President of Manly Plastics Incorporated. Manly Plastics Inc. is a private family-owned business that manufactures plastic packaging containers for a variety of industries and custom mould plastic components for various electronic and automotive parts. At full capacity, it is expected that this facility will produce 30,000 to 50,000 JERtech™ panel boards per month, depending on thickness, resulting in approximately US$500,000 of revenue per month per line. The equipment for the first line was ordered in June 2005. It is anticipated that installation and trial testing will start in June 2006 with production commencing in September 2006.

JER India Joint Venture
JER owns 51% of JER-MTL Panel Board Pvt. Ltd. (JMPL), a company that will be incorporated under the laws of India, with its 49% joint venture partner Master Trust Limited, an arm's length private investment company. While this Joint Venture agreement was originally executed in June 2004, MTL has expressed an interest in waiting until the first panel board line is installed and operational in JESB prior to proceeding. At full capacity, it is expected that this facility will produce 30,000 to 50,000 JERtech™ panel boards per month, depending on thickness, resulting in approximately US$500,000 of revenue per month per line. Provided MTL agrees to proceed, it is anticipated that the equipment for the first line will be ordered in June 2006, with installation and trial testing to be completed by December 2006 and production commencing in January 2007.

Proposed Future Joint Ventures
Over the last year, JER has been in discussions with various parties for a possible joint venture in China. As of the date of this MD&A, JER has not been able to finalize any agreements for this proposed joint venture. JER will continue to actively seek a possible joint venture partner to commence operations and help execute its business plan in China.

JER currently has several possible customers located in Eastern Canada and Eastern United States. To help meet the possible demand, JER believes that setting up a plant in Eastern Canada would help expedite its growth strategy. As such, JER is actively seeking a possible joint venture partner to help commence operations in Eastern Canada.

The Industry

WPC are created by the combination of wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All of JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages as it is non-toxic.

Since 1998, sales of WPC and other natural fibre-based products, fuelled primarily by the building products segment, have been growing at a rate of 25% annually making it the fastest growing sector of the plastics industry,. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s (Principia Partners, 2003).

The WPC industry has experienced growth in the decking market in North America as composite materials can resist humidity with less weight and still provide tensile strength. However, as most of the decking products have utilized PVC, JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

There are forty companies known to JER that are engaged in the WPC industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

Business Risks

The following are the largest internal and external risks that may affect JER's operations. Management continually monitors and evaluates these risk factors and takes action to minimize them; however as many are outside of the Company's control, it is impossible to completely mitigate these risks.

Manufacturing Ramp-up
The Company's ability to execute its business plan is highly dependant on its ability to setup plants in the areas it has currently targeted. To date, JER has experienced delays from some of its plant equipment suppliers. These delays have had an affect on our ability to ramp up as per our business plan.

> *To mitigate this risk, JER is continuing to seek other suppliers that can provide similar quality production equipment. Management believes as the first WPC pellet line is currently in operation, and by May 2006 the first WPC panel board line will be operational, the uncertainties experienced by the equipment manufacturers have been resolved, future plant setup should proceed in a more timely fashion than that experienced in the past.*

Ability to Retain and Attract Qualified Employees
Executive management and other key personnel are essential to the business. The loss of the services of any of these persons could have a material adverse effect on the business. As a growing company, JER's ability to market, sell, produce and deliver our product could be harmed if JER is not able to recruit and retain qualified personnel.

> *To reduce this risk, JER is continuing to ensure that the business is not dependent on any one individual by ensuring proper documentation of key procedures. In addition, key individuals participate in the Company's stock option program and hence have a vested interest in the Company's success.*

State of the Economy and Market Demand for Products
Operating results may vary significantly based on the impact of changes in global economic conditions or if the market demand for JER's products does not materialize as expected by industry research groups.

> *Management believes that JER offers a significant competitive advantage to manufacturers of plastic products in that JER WPC compound can allow them to produce "plastic-like" products more cost-effectively than plastic. WPC panel boards allow a lower cost, higher quality alternative to wood and other building materials in the Asian markets targeted by JER. In addition, several WPC industry experts predict the market for WPC products will experience double digit growth for the next decade.*

Availability of Credit Line and Future Financing
The Company may require additional funds through public or private financing, strategic relationships or other arrangements to meet future growth objectives. There can be no assurance that it will be able to obtain additional funding on favourable terms, if at all. If JER cannot raise funds on acceptable terms, if and when needed, JER may not be able to develop or enhance products, expand the business, or take advantage of future opportunities, which could have a material adverse effect on our business.

> *As at February 28, 2006, JER had cash and cash equivalents of approximately $4.3 million. Based on its current projections, management believes it has sufficient cash to meet its growth objectives. As other markets are identified and if the demand for JER's products grows beyond management's current expecations, the Company may choose to raise capital through debt, or a public or private financing.*

Research and Development
If JER does not respond to technological advancements in the WPC production, its products may become obsolete.

JER continues to work with the NRC to further enhance its technology and develop the next generation of WPC formulae.

Failure to Address Challenges of International Operations
JER's business may suffer if there is a failure to address the challenges associated with international operations.

JER's current strategy is to setup plants in Malaysia, The Philippines, India, and China to produce, market, and sell its products. JER has selected these markets, since it has key individuals within the management team that have done business in these markets and understand the business and economic environment in these countries. In addition, JER selects key joint venture partners that are currently operating in these markets that have strong sales and distribution channels that JER can leverage.

Legal Claims and Patent Infringements
Patent infringement claims and other claims against JER could be time consuming and costly to defend. If the Company is unsuccessful, the ability to use the formulation in the future could be limited or could result in the Company having to pay damages.

JER has co-developed its formulations with the NRC and has filed worldwide patents to protect all 42 formulations. Currently, the US & Canadian patents have been approved, the Patent Cooperation Treaty for the worldwide patent is pending approval. The NRC holds the patents and has granted JER a ten-year exclusive worldwide license. Under the terms of the amended agreement, JER agrees to pay a two percent royalty on its sales, and NRC agrees to enforce any patent infringements. This model allows JER to focus on the business while avoiding any possible cost and distraction of possible legal claims and patent infringement lawsuits.

1.3 SELECTED ANNUAL INFORMATION

Please refer to the JER's Management's Discussion and Analysis for the fiscal year ended August 31, 2005.

1.4 RESULTS OF OPERATIONS

Six Months Ended February 28, 2006

For the six months ended February 28, 2006, the Company recorded a loss of $823,183 or $0.03 per share as compared to a loss of $909,520 or $0.06 per share for the same period in 2005, a decrease in loss by $86,337. The decrease in loss was primarily due to increases in gross profit and interest income of $39,737 and $44,934, respectively. The loss decrease was partially offset by increases in operating expenses of $77,774.

Revenues
The Company is in its development stage. The Company commenced production in July 2005 and recorded revenues of $229,260 for the period compared to $9,093 during the same period in 2005, an increase of $220,167. Revenues were derived from the sale of the Company's WPC Compound in its Delta facility. See 1.2 Overall Performance for an explanation of the operations of the business.

Operating Expenses
General and Administrative (G&A) expenses increased by $69,208, mainly due to an increase in consulting fees, office and administration, professional fees, and regulatory and transfer agent fees. This increase was offset by a decrease in rent expense of $46,945. Rent has decreased due to the Company having commenced operations; rent for the plant is now being recorded under cost of sales and only the rent for the administrative offices is recorded under operating expenses.

Research and development (R&D) expenses increased in the period by $89,811. R&D represent expenses incurred in enhancing the Company's WPC formulations, investigating new WPC technology, and expenses in working with customers to modify the formulations to meet their needs. In addition, R&D consists of expenses for plant installation and testing pre-production.

Sales and marketing (S&M) expenses also increased in the period by $50,142. With the first line operational in July 2005, the Company is aggressively pursuing sales and marketing. Sales and marketing expenses will continue to increase as the Company has recently hired an area manager for North America sales and with the addition of a new president and CEO effective March 1, 2006, the former president and CEO will be focusing all of his efforts on sales and marketing activities.

Wages and benefits increased by $90,357. As the Company continues to grow, it has added key personal to allow it to execute its business plan. The salaries of these individuals are reflected in the income statement under this category.

The Company recognizes compensation expense for all stock options granted, using the fair value based method of accounting, and any cash paid on the exercise of stock options is added to the stated value of common shares. During the period, the Company recorded stock compensation of $139,144 (2005 - $382,940) for options granted to directors, officers, employees and consultants of the Company.

Interest Income

Interest income increased in the period by $44,934 as the Company completed two private placements in the period which generated $4,058,849. The Company invests these funds in term deposits until needed.

Three Months Ended February 28, 2006

For the three months ended February 28, 2006, the Company recorded a loss of $367,366 or $0.01 per share as compared to a loss of $531,119 or $0.02 per share for the same period in 2005, a decrease in loss by $163,753. The decrease in loss was due to increases in gross profit and interest income by $27,599 and $38,681, respectively, and a decrease in operating expenses of $44,708.

Revenues

As mentioned above, the Company commenced operations in July 2005 and recorded revenues of $151,158 for the period compared to $746 for the same period in 2005, an increase of $150,412. Revenues were derived from the sale of the Company's WPC Compound in its Delta facility. See 1.2 Overall Performance for an explanation of the operations of the business.

Operating Expenses

G&A expenses during the three month period decreased by $18,255 or 11%. This decrease was mainly due to a decrease in rent expense by $63,296 and office expenses by $14,696. This decrease in rent is due to the Company having commenced operations; rent for the plant is now being recorded under cost of sales and only the rent for the administrative offices are recorded under operating expenses. Decreases in G&A expenses were offset by an increases in consulting fees of $38,054 and bank charges and interest expense of $20,945.

Research and development (R&D) expenses increased in the period by $105,824. R&D represent expenses ongoing in enhancing the Company's WPC formulations and investigating new WPC technology as well as expenses in working with customers to modify the formulations to meet their needs. In addition, R&D consists of expenses for plant installation and testing pre-production.

Sales and marketing (S&M) expenses also increased in the period by $10,117. As mentioned above, the Company is aggressively pursuing sales and marketing and expects expenditures in this area to increase in the coming quarters.

Wages and benefits increased by $57,125 as the Company continued to added key personal to allow it to execute its business plan. The salaries of these individuals are reflected in the income statement under this category.

The Company recognizes compensation expense for all stock options granted, using the fair value based method of accounting, and any cash paid on the exercise of stock options is added to the stated value of common shares. During the period, the Company recorded stock compensation of $29,982 (2005 - $252,618) for options granted to directors, officers, employees and consultants of the Company.

Interest Income
Interest income increased in the period by $38,681 as the Company completed two private placements in the first quarter of 2006 period which generated $4,058,849. The Company invests these funds in term deposits until needed.

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Loss	Loss per share
February 28, 2006	$151,158	$ 26,409	(367,366)	$(0.01)
November 30, 2005'	78,102	10,880	(455,817)	(0.02)
August 31, 2005	151,670	(323,171)	(1,054,919)	(0.05)
May 31, 2005	23,513	9,789	(345,506)	(0.02)
February 28, 2005	746	(1,190)	(531,119)	(0.03)
November 30, 2004	8,347	(1,258)	(373,271)	(0.02)
August 31, 2004	565	(16,104)	(215,360)	(0.09)
May 31, 2004	7,919	1,355	(92,538)	(14.18)

' *See 1.2. Overall Performance* for significant trends and acquisitions (reverse takeover).

1.6/1.7 LIQUIDITY AND CAPITAL RESOURCES

The Company reported working capital of $4,952,847 at February 28, 2006 compared to working capital of $4,727,668 at November 30, 2005, an increase of $225,179, and $1,342,715 at August 31, 2005, an increase of 3,610,132. As at February 28, 2006, the Company had net cash on hand of $1,406,964 compared to $1,460,408 at November 30, 2005 and $1,563,566 at August 31, 2005.

As at February 28, 2006, current assets excluding cash consisted of short-term investments of $2,985,000, receivables of $214,974, inventories of $839,328 and prepaid expenses and deposits of $175,716.

Current liabilities as at February 28, 2006 consisted of accounts payable and accrued liabilities of $185,865, due to related parties of $3,078 for management fees for the Malaysian JV, and current portion of notes payable of $480,192.

In November 2005, the Company finalized an agreement with Export Development Canada (EDC), for accounts receivable insurance. Under the agreement, EDC will provide coverage of up to 90% of losses due to non-payment resulting from a number of commercial and political risks.

During the six months ended February 28, 2006, the Company utilized $1,588,678 of its cash for operations and utilized $4,943,222 for investing activities consisting of investments in term deposits of $2,985,000, purchase of equipment of $1,513,807 and a deposit of $444,415 for machinery and equipment.

During the six months ended February 28, 2006, the Company generated $6,375,298 of cash from its financing activities as follows:

a) The Company has a fixed line of credit facility by a leasing firm in the amount of approximately $1,950,000 (US$1,625,000) for a period of five years. The loan bears interest at a rate of Maybank BLR plus 0.75% during the first six months and at 4.95% per annum thereafter, payable in monthly installments including interest of approximately $45,000 (US$37,964) for a period of 54 months, with payments commencing on the seventh month. The loan is under the name of JER Envirotech Sdn Bhd (JER Malaysia) and is secured by the manufacturing equipment of the Company and corporate guarantees of 49% and 51% from Asia Pacific

Microspheres (Note 12) and JER respectively. The Company received proceeds of $1,056,428 from this credit facility.

b) The Company completed a non-brokered private placement of 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,220,091. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $1.60 per share until November 3, 2006 and at an exercise price of $2.10 per share until November 3, 2007. The Company paid an aggregate of $225,406 as finders' fees to arms length parties on this private placement and $1,709 in other costs incurred in respect of the private placement.

c) During the six months ended February 28, 2006, an aggregate of 1,276,249 warrants were exercised at a price of $0.30 per common share, $0.70 per common share, $0.75 per common share, and $0.90 per common share and an aggregate of 1,276,249 common shares were issued for gross proceeds of $1,000,374.

d) During the six months ended February 28, 2006, 50,000 options were exercised at a price of $0.60 per common share and 50,000 common shares were issued for gross proceeds of $30,000.

e) The Company issued 50,000 shares at a deemed price of $0.71 per share or $35,500 as a finder's fee in connection with the formation of JER Malaysia.

f) The Company repaid aggregate loans and advances of $55,597 to various related parties. The advances were unsecured, non-interest bearing with no fixed terms of repayment.

g) The Company received in full the $928,400 subscriptions recorded in receivables at August 31, 2005.

During the six months ended February 28, 2005, the Company utilized $625,711 of its cash for operations and utilized $741,108 of its cash for investing activities which was primarily attributable to a purchase of equipment net of deposit. Also during this period, the Company generated $1,676,395 of cash from its financing activities from various share issuances which included a private placement financing of 1,751,999 shares at $0.60 per share for gross proceeds of $1,051,200, exercise of 932,250 options at $0.24 per share and $0.60 per share for proceeds of $475,740 and exercise of 103,750 warrants at $0.30 per share for proceeds of $31,125.

During the six months ended February 28, 2006, the Company entered into the following agreements:

a) Amendment of India Joint Venture (JV) Agreement

    i) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd. (MTL), a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

    ii) Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply JER's compounds or products derived from the compounds for the exclusive benefit of the JV, while Master Trust Ltd. will provide business know-how to incorporate a JV company in India, establish a production facility and develop distribution and sales of the JV's products and products derived there from in India and surrounding areas.

    iii) The initial India JV Agreement contemplated capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. would hold 1,470,000 voting shares of the JV. In addition, the Company would hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV.

    iv) During the period, the Company entered into an amended agreement with MTL, pursuant to which MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and any further capital requirements of the JV will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital

requirements. JER's capital contribution under the amended agreement is now NIL. As before, each of the Company and Master Trust Ltd. hold 1,470,000 voting shares of the JV. The Company also holds 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV.

v) A finder's fee will be paid to an arm's length party in respect of this joint venture agreement.

b) On November 16, 2005, the Company wholly-owned subsidiary, JERTech (JERTech) Manufacturing BC Limited, entered into a lease agreement with Sherwood Investments Ltd. for a new manufacturing facility Delta, British Columbia, for a term of six years commencing on February 1, 2006 at a monthly fixed lease rate of $13,391. On December 1, 2005, the JERTech paid $26,783 as a security deposit which is equivalent to 2 months rent representing the first and last months rental of the term.

c) Agreement with Fiplast Industries Corp.

i) The Company entered into a letter agreement with Fiplast Industries Corp. (formerly Infinity Composites Corp.) (Fiplast) for the sublicense by Fiplast of certain rights to use the Company's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. The grant of the sublicense under the letter agreement is subject to the parties entering into a formal license agreement, board approval of the Company, and the approval of the proposed sublicense agreement by the National Research Council of Canada (NRC). The Company will also seek the acceptance of the TSX Venture Exchange to the proposed sublicense agreement. The directors of Fiplast are Messrs. Sokhie Puar and Bijay Singh, who are also a director and officer, respectively, of the Company.

ii) The letter agreement provides that Fiplast will acquire the exclusive worldwide rights to manufacture and sell products in the toys, outdoor and sporting goods, and furniture industries, using the technology. Fiplast will pay to the Company an annual sub-license fee of $10,000 and annual royalties of 5% and 4% of gross sales of product in the first and second production years, respectively, and 3% annually thereafter. The Company will also receive 33.33% of revenues from other permitted uses of the technology by Fiplast. The sublicense will be subject to various requirements and restrictions contained in the original license agreement between the Company's operating subsidiary and the NRC, including the requirement that Fiplast diligently pursue the commercialization of the technology for the permitted industries, failing which the Company may terminate the sublicense agreement on six months notice.

iii) The board of directors of Fiplast presently consists of Sokhie Puar and Bijay Singh. Mr. Puar is a director of the Company and Mr. Singh is the Company's corporate secretary and accordingly the transaction with Fiplast is a related party transaction. The Board of Directors received approval from disinterested shareholders of the Company at the Company's annual and special meeting held on January 26, 2006.

d) The Company appointed Shafin U. Kanji as a director and president and chief executive officer of the Company, effective March 1, 2006. Rafael A. Diego, the current President and CEO will be relinquishing those positions and will be appointed to the position of Executive Chairman of the Board.

e) On January 24, 2006, the Company signed a three-year exclusive distribution agreement with Action Resins Inc. (Action), an arm's length corporation & subsidiary of Action Moulding and Design Ltd., of Cambridge, Ontario, Canada. The agreement gives Action the exclusive distribution rights for JER's WPC compound for the province Ontario, Canada. For Action to maintain its exclusive right, it must purchase a minimum of US$570,000 of JER's WPC Compound in the first 12 months. Minimums for years two and three will be determined after JER has had the opportunity to monitor the performance of Action for the first six months. Action may terminate the agreement at any time with ninety days written notice, whereas JER can only terminate the agreement for cause.

Financing for the Company's operations, commitments and various joint ventures was funded primarily through various share issuances and from various loans mentioned above. The Company has only recently commenced earning revenue and has an accumulated deficit as at February 28, 2006 of $3,722,828, including a loss for the six month

period ended February 28, 2006 of $823,183. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

1.9 TRANSACTIONS WITH RELATED PARTIES

a) During the six months ended February 28, 2006, the Company paid or accrued management fees of $30,000 (2005 – $25,000) and administrative fees of $6,000 (2005 – $5,000) under a management service agreement to a company controlled by directors of the Company.

b) During the six months ended February 28, 2006, the Company paid consulting fees of $36,000 (2005 – $36,000) to a company controlled by a director of the Company. Services provided by this company includes, among others, investment and management consulting, corporate communications and other related services.

c) During the six months ended February 28, 2006, the Company paid rent of $nil (2005 – $3,459) to a company having directors in common.

1.10 SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2006:

a) Agreement with Dupont

   i) The Company entered into a five year exclusive supply agreement with E.I. du Pont Canada Company ("DuPont"), a branch of E.I. du Pont de Nemours and Company, of Wilmington, Delaware.

   ii) Under the terms of the agreement, the Company will purchase, on an exclusive basis, certain products ("Product") for its own use and for the use by its global joint venture partners, affiliates and contract manufacturers. DuPont shall provide the Company with a custom package solution as long as the Company continues to purchase the minimum annual volume of Product, as set out in the agreement.

   iii) In addition, DuPont has agreed to lend US$550,000 to the Company, at an annual interest rate of 5%, for the purchase of compounding equipment for the Delta, BC facility. The loan is to be repaid over a period of five years either through a minimum annual payment or if minimum annual volume is purchased, then as a component into the purchase price of the Product. The loan can be repaid either in part or in its entirety without penalty at any time during the term of the Agreement.

b) On April 26, 2006, the Company announced that it has agreed in principal to purchase the assets of Fiplast Industries Corp. Fiplast and JER had previously signed a letter agreement for the sublicense to Fiplast of certain rights to use JER's wood-plastic composite technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. However due to interest by manufacturers in those industries developing more rapidly than anticipated, JER and Fiplast believe that JER is better positioned to support that industry interest with sample production and marketing initiatives. Accordingly JER has agreed to purchase the assets of Fiplast, which consist of an industrial facility premises lease, and up to $550,000 in cash. In addition, JER and Fiplast will terminate the sublicense agreement. In exchange for the assets, JER will issue up to 750,000 common shares to Fiplast. The final number of common shares to be issued by JER will be determined based on the value of the assets as at the date of the purchase, however will not exceed 750,000 shares.

1.11 PROPOSED TRANSACTIONS

See 1.10 (a) for a full disclosure on the Company's proposed transaction.

1.12 CRITICAL ACCOUNTING ESTIMATES

Not applicable to Venture Issuers.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The financial information presented in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Our significant accounting policies are set out in Note 2 to the unaudited consolidated financial statements of the Company for the quarter ended February 28, 2006 and the audited consolidated financial statements of the Company for the year ended August 31, 2005. No change was made to the current accounting policies.

1.14 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

1.15 OTHER REQUIREMENTS

Summary of Outstanding Share Data:

1. Authorized
   Unlimited number of common shares without nominal or par value.
   Unlimited number of Class "A" preference shares without nominal or par value.
   Unlimited number of Class "B" preference shares without nominal or par value.

2. Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement	1,250,668	300,000
Balance, August 31, 2004 and September 20, 2004 (Note 3)	9,450,668	$ 306,693

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,450,668	129,774
Finder's fee issued pursuant to reverse takeover (Note 3)	539,296	–
Bonus shares issued pursuant to reverse takeover (Notes 3)	271,428	114,000
Private placements	7,006,164	4,203,700
Bonus shares	25,000	14,000
Exercise of options	932,250	742,870
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(313,055)
Balance, August 31, 2005	21,515,839	5,229,107
Private placements	2,927,355	3,220,091
Exercise of warrants	1,276,249	1,000,374
Exercise of options	50,000	54,469
Finder's fee	50,000	35,500
Less share issuance costs	–	(227,115)
Balance, February 28, 2006	25,819,443	9,312,426
Exercise of options	50,000	33,500
Balance, April 4, 2006	25,869,443	$ 9,345,926

3. Options and warrants outstanding

Options outstanding:

Exercise price	Number outstanding at January 24, 2006	Expiry date
$0.60	170,000	June 23, 2009
$0.60	835,000	February 16, 2010
$0.65	130,000	July 15, 2010
$0.65	208,000	August 1, 2008
$1.10	170,000	October 6, 2010
$1.10	245,000	October 11, 2010
$1.10	440,000	February 1, 2011
	2,198,000	

Warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
704,500	$0.90	September 21, 2006
932,917	$0.75	July 27, 2006
	$0.95	July 27, 2007
1,594,165	$0.75	August 31, 2006
	$0.95	August 31, 2007
1,463,678	$1.60	November 3, 2006
	$2.10	November 3, 2007

4. Shares held in escrow

As at February 28, 2006, 8,051,756 (August 31, 2005 – 8,515,257) common shares are held in escrow.

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

JER ENVIROTECH INTERNATIONAL CORP.


JER Envirotech
WOOD THERMOPLASTIC COMPOSITE PRODUCTS
Improving wood
Preserving forests


SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH DC 209
SECTION

May 18, 2006
(No. 2006-05-08)

JER Receives Eight Container Order from Gulf Coast Composites

Vancouver, BC – May 18, 2006 – JER Envirotech international Corp. (TSX Venture: JER) is pleased to announce that it has received an order from Gulf Coast Composites ("Gulf Coast") for approximately 332,800 lbs of its patented wood-plastic composite ("WPC") compounds to fulfill existing contracts for Gulf Coast's decking products.

"After conducting extensive tests on JER's WPC compounds, we have concluded that the technical properties of JER's compounds make it the perfect material to produce our environmentally-friendly extruded composite products," stated Loren Hill, president and chief executive officer of Gulf Coast.

"We are pleased to be the supplier of choice for Gulf Coast," stated Tom McMullen, North American sales manager of JER, "I am confident that this relationship will be a win-win for both of us as we grow our respective businesses."

Under the terms of the order, JER will ship the compounds in eight containers over a one month timeframe with the first two shipments commencing on May 17. Gulf Coast agrees to pay all shipping charges upfront and then pay for the compounds monthly. Based on Gulf Coast's current orders, JER expects revenue on this order will be realized in June and July 2006.

JER currently operates one eight-hour shift, which produces one container (41,600 lbs) of WPC compound each week. As this order equals approximately eight weeks of production, JER is expecting to increase to two shifts based on closing of orders in the sales pipeline.

ABOUT GULF COAST COMPOSITES

Gulf Coast Composites (GCC) is based out of Houston and manufactures a wide range of light-weight composite boards in many dimensional lumber sizes, shapes, and colors that offer as much as a 33% reduction over standard composites. The boards cut, nail, route, and drill like wood but have all the attributes of a composite board as they will not rot, warp, splinter, delaminate, and are impervious to insects. GCC's products are environmentally friendly and consist of reprocessed polypropylene, reclaimed wood fibre, UV-inhibited pigment package, foam, and other process additives.

ABOUT JER

JER is a global producer of wood-plastic (or alternative fibre) composite compound and panel boards. The Company has co-developed 42 WPC patented formulations in collaboration with the National Research Council of Canada and is in the process of establishing manufacturing operations in Canada, Philippines, Malaysia and India. The Company's business is to utilize waste materials such as saw dust and rice husk to produce products for various industries including the automotive and construction industries.

For Further Information Please Contact:

Mr. Mark Komonoski
VP Corporate Communications
Phone: 403-255-8483
mark@jerenvirotech.com
www.jerenvirotech.com

The Howard Group Inc.
David Gordon
Toll free: 1-888-221-0915
info@howardgroupinc.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
Cathedral Place
Suite 1304 – 925 West Georgia Street
Vancouver, BC V6C 3L2

Item 2. Date of Material Change

May 18, 2006

Item 3. Press Release

Issued on May 18, 2006, at Vancouver, BC, Canada.

Item 4. Summary of Material Change

JER Envirotech international Corp. is pleased to announce that it has received an order from Gulf Coast Composites for approximately 332,800 lbs of its patented wood-plastic composite compounds to fulfill existing contracts for Gulf Coast's decking products.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers**

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shafin Kanji
President
(604) 940-9262

Sokhie Puar
Director
(604) 684-2181

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 18th day of May 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration

JER ENVIROTECH INTERNATIONAL CORP.


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C.



JER Envirotech

WOOD THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

May 30, 2006
(No. 2006-05-09)

JER SIGNS NON-EXCLUSIVE DISTRIBUTION AGREEMENT WITH PRIMELINE POLYMERS

Vancouver, BC – May 30, 2006: JER Envirotech international Corp. (TSX Venture: JER) is pleased to announce that it has entered into a two-year distribution, agreement with Primeline Polymers ("Primeline") of Anaheim, California.

Under the terms of the agreement, Primeline agrees to act as an independent distributor for JERTech™ compounds on a non-exclusive basis in North America. Primeline will receive volume rebates, paid in JERTech™ compound, based upon preset sales volumes.

"We are pleased to have Primeline join our distributor network," stated Shafin U. Kanji, President and Chief Executive Officer of JER. "I am confident Primeline's 35 years of plastic industry experience and contacts will help increase our market penetration in North America."

ABOUT PRIMELINE POLYMERS

Primeline Polymers, founded in 1999, has over 35 years experience in the plastics industry with offices in Pomona and Anaheim, California, as well as other representative locations in Houston, TX and Denver, CO. The company's mission is to build a well-respected distribution organization supplying prime resins and off-spec resins at a fair and reasonable price. The company aim's to establish long-term partnerships with its suppliers and customers to consistently provide the highest quality product, and the best service in the marketplace.

Further information is available at www.primelinepolymers.com.

ABOUT JER

JER is a global producer of wood-plastic (or alternative fibre) composite compound and panel boards. The Company has co-developed 42 WPC patented formulations in collaboration with the National Research Council of Canada and is in the process of establishing manufacturing operations in Canada, Philippines, Malaysia and India. The Company's business is to utilize waste materials such as saw dust and rice husk to produce products for various industries including the automotive and construction industries.

For Further Information Please Contact:

Mr. Mark Komonoski
VP Corporate Communications
Phone: 403-255-8483
mark@jerenvirotech.com
www.jerenvirotech.com

Mr. David Gordon
The Howard Group Inc.
Toll free: 1-888-221-0915
info@howardgroupinc.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
Cathedral Place
Suite 1304 – 925 West Georgia Street
Vancouver, BC V6C 3L2

Item 2. Date of Material Change

May 30, 2006

Item 3. Press Release

Issued on May 30, 2006, at Vancouver, BC, Canada.

Item 4. Summary of Material Change

JER Envirotech international Corp. is pleased to announce that it has entered into a two-year distribution agreement with Primeline Polymers ("Primeline") of Anaheim, California.
Under the terms of the agreement, Primeline agrees to act as an independent distributor for JERTech™ compounds on a non-exclusive basis in North America. Primeline will receive volume rebates, paid in JERTech™ compound, based upon preset sales volumes.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. **Senior Officers**

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shafin Kanji
President
(604) 940-9262

Sokhie Puar
Director
(604) 684-2181

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of May 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration


RECEIVED
JUN 2 7 2006
209



JER ENVIROTECH INTERNATIONAL CORP.

JER Envirotech

WOOD THERMOPLASTIC COMPOSITE PRODUCTS

Improving wood Preserving forests

June 13, 2006
(No. 2006-06-10)

JER SIGNS EXCLUSIVE DISTRIBUTION AGREEMENT WITH EQUINOX IN THE UNITED ARAB EMIRATES

Vancouver, BC – June 13, 2006: JER Envirotech international Corp. (TSX Venture: JER) is pleased to announce that it has entered into a one-year exclusive distribution agreement with Equinox-Canada FZC ("Equinox") of the United Arab Emirates effective June 9, 2006.

Under the terms of the agreement, JER grants Equinox exclusive rights to sell JERTech™ compounds and panel boards in the United Arab Emirates. Equinox commits to purchase 500,000 pounds of JERTech™ WPC compounds and twelve 40-foot container loads of JERTech™ panel boards of varying thickness for resale. The agreement is initially for one year, renewable at the option of JER. The agreement will result in approximately US$600,000 of revenue per annum for JER.

"We are pleased to have Equinox join our growing distribution team," stated Shafin U. Kanji, president and chief executive officer of JER. "This is the second new distributor we have been able to sign up in the last month, which shows the increasing acceptance of our compounds and panel board. Equinox's strong market presence and reputation as a premier building material supplier in Dubai will allow us to expand our growth strategy into the Middle East."

ABOUT EQUINOX

Equinox-Canada FZC (Equinox), founded in 1987, is a leading global developer and marketer of premium business opportunities, services and products for industrial markets. Through its strong presence in the Dubai market, the company's vision is to be the premier supplier of Canadian manufactured paint as well as other building material and real estate opportunities to the Middle East.

Equinox has direct operations in nearly 15 countries and serves customers in over 70 other countries through distributors, licensees and export operations. The Company recently moved its headquarters from Paris, France to Vancouver, British Columbia in Canada and has regional offices in the UAE.

Further information is available at www.equinox-canada.com.

ABOUT JER

JER is a global producer of wood-plastic (or alternative fiber) composite (WPC) compound and panel boards. The Company has co-developed 42 WPC patented formulations in collaboration with the National Research Council of Canada and is in the process of establishing manufacturing operations in Canada, Philippines, Malaysia and India. The Company's business is to utilize waste materials such as saw dust and rice husk to produce products for various industries including the automotive and construction industries.

For Further Information Please Contact:

Mr. Mark Komonoski
VP Corporate Communications
Phone: 403-255-8483
mark@jerenvirotech.com
www.jerenvirotech.com

Mr. David Gordon
The Howard Group Inc.
Toll free: 1-888-221-0915
info@howardgroupinc.com

Y:\COMPANY\JER Envirotech\News Releases\2006\20060610 Equinox.doc

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3
(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

JER Envirotech International Corp.
Cathedral Place
Suite 1304 – 925 West Georgia Street
Vancouver, BC V6C 3L2

Item 2. Date of Material Change

June 13, 2006

Item 3. Press Release

Issued on June 13, 2006, at Vancouver, BC, Canada.

Item 4. Summary of Material Change

JER Envirotech international Corp) is pleased to announce that it has entered into a one-year exclusive distribution agreement with Equinox-Canada FZC ("Equinox") of the United Arab Emirates effective June 9, 2006.

Under the terms of the agreement, JER grants Equinox exclusive rights to sell JERTech™ compounds and panel boards in the United Arab Emirates. Equinox commits to purchase 500,000 pounds of JERTech™ WPC compounds and twelve 40-foot container loads of JERTech™ panel boards of varying thickness for resale. The agreement is initially for one year, renewable at the option of JER. The agreement will result in approximately US$600,000 of revenue per annum for JER.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shafin Kanji
President
(604) 940-9262

Sokhie Puar
Director
(604) 684-2181

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 13th day of June 2006.

"Sokhie Puar"

Sokhie Puar
Name

Director
Position / Title

Vancouver, B.C.
Place of Declaration